Confidential Draft Submission No. 4, as submitted to the Securities and Exchange Commission confidentially on October 20, 2014

Pursuant to the Jumpstart Our Business Startups Act of 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Intrepid Aviation Limited

(Exact name of registrant as specified in its charter)

Bermuda	7359	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o Intrepid Aviation Group Holdings, LLC

One Stamford Plaza

263 Tresser Boulevard

Stamford, Connecticut 06901

(203) 905-4220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Franklin Pray

President and Chief Executive Officer

Intrepid Aviation Group Holdings, LLC

One Stamford Plaza

263 Tresser Boulevard

Stamford, Connecticut 06901

(203) 905-4220

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe, Esq. Erika L. Weinberg, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Shares, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2014.

             Shares

Intrepid Aviation Limited

Common Shares

This is an initial public offering of common shares of Intrepid Aviation Limited

Prior to this offering, there has been no public market for the common shares. It is currently estimated that the initial public offering price per share will be between $         and $        . Intrepid intends to apply for listing of the common shares on the New York Stock Exchange under the symbol “INTR.”

We will be a “controlled company” under the corporate governance rules for NYSE listed companies, and therefore we will be permitted to, and we intend to, elect not to comply with certain NYSE corporate governance requirements. See “Management—Controlled Company.”

We are an “emerging growth company” under the federal securities laws.

Investing in our common shares involves risks. See “Risk Factors” on page 21 to read about factors you should consider before buying our common shares.

None of the Securities and Exchange Commission in the United States, the Bermuda Monetary Authority or the Registrar of Companies in Bermuda or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA related expenses. See “Underwriting.”

To the extent that the underwriters sell more than              common shares, the underwriters have the option to purchase up to an additional              shares from Intrepid at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2014.

Goldman, Sachs & Co.	BofA Merrill Lynch	Deutsche Bank Securities

Jefferies

Prospectus dated                     , 2014.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common shares. You should read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 19 and our financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

Prior to the closing of this offering, we will complete the Reorganization Transactions described in “Reorganization” pursuant to which Intrepid Aviation Group Holdings, LLC will become a wholly-owned, indirect subsidiary of Intrepid Aviation Limited, a newly formed holding company organized under the laws of Bermuda. Unless the context otherwise requires, (i) references to “Intrepid Holdings” are to Intrepid Aviation Group Holdings, LLC, and not to any of its subsidiaries, (ii) references to “Intrepid,” “the Company,” “we,” “our” and “us” are to Intrepid Aviation Group Holdings, LLC and its consolidated subsidiaries for the periods prior to the consummation of the Reorganization Transactions, and to Intrepid Aviation Limited and its consolidated subsidiaries for the periods after consummation of the Reorganization Transactions and (iii) references to our “customers” and “lessees” are to third-party airlines to which we lease our aircraft.

Unless the context otherwise requires, (i) references to our “owned” aircraft refer to our 16 aircraft owned as of June 30, 2014; (ii) references to our “committed” aircraft refer to 17 aircraft: 11 aircraft under purchase commitments (which are subject to conditions) with Airbus and six aircraft under a non-binding letter of intent, or “LOI,” with Boeing, as of June 30, 2014 (subsequently converted into purchase commitments); and (iii) references to our “contracted” aircraft refer to 10 of our 17 committed aircraft for which we have leases, as of June 30, 2014. See “—Recent Developments” for additional information regarding our owned, committed and contracted aircraft subsequent to June 30, 2014.

Our Company

We are a global leasing company that acquires and leases passenger aircraft to a diverse group of airlines throughout the world. Our strategy is to focus on young, modern, fuel-efficient twin-engine widebody aircraft with long-term leases to well-established airlines. We intend to invest primarily in these aircraft during the first one-third of their useful life while maximizing economic returns. We believe that a substantial opportunity exists to capitalize on the high level of demand for long-haul international air travel and airlines’ preference for larger gauge aircraft. We are the only aircraft lessor primarily focused on the twin-engine widebody passenger aircraft market, which we believe is a relatively less competitive lease market segment that has substantial latent demand. Our fleet has grown from $315.8 million to $1,674.9 million in net book value in the twelve months ended June 30, 2014. We seek to enter into long-term leases, typically ranging from 10 to 12 years, at attractive returns. All of our leases are denominated in U.S. dollars and are “triple-net” operating leases, which means that the lessee is required to pay for all maintenance and overhaul, refurbishment, insurance, taxes and all other aircraft operating expenses during the lease term.

Our owned and committed portfolio includes popular twin-engine widebody passenger aircraft such as the Airbus A330-300 and Airbus A330-200, Boeing 777-300ER and Boeing 787-8 Dreamliner. As of June 30, 2014, we owned 16 aircraft with an aggregate net book value of approximately $1.7 billion, all of which were on lease. Our owned aircraft have an average age of 1.8 years and an average remaining lease term of 10.0 years, weighted by net book value. Metrics noted as “weighted by net book value” are an average resulting from the multiplication of each metric by the relative dollar book value of an aircraft to reflect its importance. As of June 30, 2014, we had commitments to purchase 17 new aircraft directly from Airbus and Boeing with an aggregate purchase value of $4.7 billion at current list prices subject to the satisfaction of customary closing conditions, including our ability to secure adequate financing.

Our business model is designed to generate stable and highly visible revenue, earnings and cash flows. Twin-engine widebody passenger aircraft typically attract better lease terms than narrowbody aircraft, including higher lease rates, longer lease durations, and higher lease renewal rates which drive profitability and reduce residual value risk. We believe that lessees of widebody aircraft are more likely to renew their leases at the end of term because these aircraft often form the core of their long-term fleet plan and enjoy regular configuration investments by the lessees over the term of the leases. We fund the acquisition of our aircraft primarily with long-term secured credit facilities that are either fixed rate or synthetically fixed using interest rate swaps, with maturities that generally match those of our leases to mitigate our interest rate and refinancing risk.

As of June 30, 2014, our owned and contracted aircraft have been placed with a diverse group of 13 airline customers in 11 different countries. Our customers are well-established airlines or flag carriers, some of which are majority owned by governments, and our aircraft are typically used on what we believe are key international or long-haul routes for our customers. We will continue to diversify our business by asset type, original equipment manufacturer (“OEM”), customer base and region. We will continue to focus on markets with the greatest growth in demand for air travel and twin-engine widebody aircraft, especially in Asia Pacific, Africa, the Middle East and Latin America.

Source: Ascend Worldwide, data as of June 2014.

Note: Represents the routes on which our aircraft or aircraft of the same or similar models to our aircraft are flown by our customers.

Led by our President and Chief Executive Officer, industry veteran Franklin Pray, we have an experienced and industry-recognized senior management team, which has built our growing global platform and established our market presence with OEMs, airlines and financial institutions worldwide. Our senior management team has significant experience sourcing aircraft directly from Boeing and Airbus, through sale-leaseback transactions with airline customers and through trading transactions with other lessors. For example, Mr. Pray has purchased approximately $18.0 billion at then-current list prices in aircraft from OEMs over the course of his career as a CEO. Our senior management team has access to key decision makers at over 100 airlines globally, enabling us to customize aircraft leases to meet the airlines’ specific needs, while securing attractive lease terms and returns. We have developed a robust funding model for twin-engine widebody passenger aircraft through relationships with a diverse group of global banks with significant expertise and lending capacity in aircraft finance.

Widebody Aircraft Leasing Industry Overview

Commercial aviation is a critical component of the global economy. According to the International Civil Aviation Organization (“ICAO”) and Airbus, demand for air transport is strongly correlated to economic activity, and has grown steadily at a compound annual growth rate (“CAGR”) of 5.8%, roughly 1.5 times the world gross domestic product (“GDP”) growth rate of 3.1% over the last 40 years. Global passenger traffic demand, as measured in revenue passenger kilometers (“RPKs”), which equals one kilometer flown by a paying passenger, has about doubled every 15 years since 1981 and is expected to double again within the next 15 years according to Airbus.

We believe the macro-economic drivers underpinning the overall growth in demand for new aircraft will contribute to the demand for fuel-efficient twin-engine widebody aircraft in particular by increasing demand for long-haul travel on routes for which these aircraft are best-suited. Over the past 40 years, long-haul traffic has grown at a faster pace than short-haul traffic, and the average number of long-haul seats per city pair has increased at a higher rate since 2001 than for short-haul traffic. Airlines have responded to the increasing development of long-haul routes with orders for larger aircraft according to ICF, International (“ICF” formerly SH&E Inc.). We believe these fuel-efficient, twin-engine widebody aircraft are best-suited for these long-haul routes because they operate at a lower cost per available seat mile (“CASM”) as a result of the economies of scale inherent in flying a larger aircraft. In addition, twin-engine widebody aircraft are generally configured with a larger percentage of premium seats. Over the past 10 years, the percentage of premium seats on widebody aircraft has ranged from 10 to 12 percent, while narrowbody aircraft premium seats have ranged from 5 to 6 percent.

In addition to the growth in long-haul traffic, the lack of available slots at major airports is driving airlines to increase the seating capacity, or gauge, of aircraft. The International Air Transport Association (“IATA”) estimates that approximately 289 airports are presently designated as Level 2 or Level 3 slot-constrained. Slot constraints limit airlines’ ability to grow revenue, and they force airlines to spread costs over a smaller number of flights. In response, we believe airlines will continue to demand more twin-engine widebody aircraft to reclaim CASM economics.

In conjunction with the growth of the overall global commercial aircraft fleet, the role of operating lessors has expanded significantly over the last 40 years. Since 1980, the percentage of the global active commercial aircraft fleet under operating lease has increased from less than 2% to 40% by 2014, and Boeing Capital forecasts that operating leasing will account for 50% of the in-service fleet by the end of this decade. Operating leases are an attractive financing alternative because they allow airlines to minimize capital outlay requirements and eliminate residual value risk. In addition, operating leases enhance airlines’ fleet planning flexibility, provide availability to advantageous delivery positions and access to current technology.

Aircraft Portfolio

The following table provides details on our owned operating lease portfolio, including the remaining lease terms (for the minimum non-cancellable period which does not include contracted unexercised lease extension options) by aircraft type, as of June 30, 2014:

Lessee(1)	Acquisition Date	Type	Classification	Engine	Remaining Lease Term (months)
Alitalia	09/28/2011	A330-200	Small widebody	General Electric	96
Alitalia	09/28/2011	A330-200	Small widebody	General Electric	96
Thai Airways	06/27/2013	B777-300ER	Medium widebody	General Electric	121
Sichuan Airlines	07/19/2013	A330-300	Small widebody	Rolls Royce	132
Air Namibia	09/25/2013	A330-200	Small widebody	Rolls Royce	134
Philippine Airlines	09/27/2013	B777-300ER	Medium widebody	General Electric	92
China Airlines	09/27/2013	A330-300	Small widebody	General Electric	123
Ethiopian Airlines	11/07/2013	B777-300ER	Medium widebody	General Electric	112
EVA Airways	11/13/2013	A321-200	Narrowbody	CFM	111
Air Namibia	11/22/2013	A330-200	Small widebody	Rolls Royce	136
Skymark Airlines	02/27/2014	A330-300	Small widebody	Rolls Royce	115
Skymark Airlines	02/27/2014	A330-300	Small widebody	Rolls Royce	115
Asiana Airlines	04/17/2014	A330-300	Small widebody	Pratt & Whitney	141
LOT Polish Airlines	04/30/2014	B787-8	Small widebody	Rolls Royce	142
Sichuan Airlines	05/23/2014	A330-300	Small widebody	Rolls Royce	142
Air France	06/26/2014	B777-300ER	Medium widebody	General Electric	94

(1)	Most of our existing lessees are not rated investment grade by the principal U.S. rating agencies. See “Risk Factors—Risks Related to Intrepid—Our success depends on the financial strength of our lessees, and lessee defaults, bankruptcies and other credit problems could materially adversely affect our business, financial condition or results of operations. If our lessees fail to perform as expected and we decide to restructure or reschedule our leases, the restructuring and rescheduling would likely result in less favorable lease terms.” See also “Business—Our Customers” for additional information on each lessee’s risk profile.

Commitments

As of June 30, 2014, we had commitments to purchase 17 new aircraft directly from Airbus and Boeing scheduled to be delivered between 2014 and 2018. Our total aircraft commitments as of June 30, 2014 are $4.4 billion, net of deposits already paid. We have signed leases for 10 of our committed aircraft, as shown in the chart below. We anticipate entering into a lease for the A330 aircraft that is not yet placed with a lessee during 2014, which is scheduled to be delivered in late 2015. We intend to fund our aircraft commitments through multiple sources, including debt financing from the commercial bank market, the capital markets and government-sponsored export credit guarantees and lending programs. See “—Financing Strategies” and “Risk Factors—Risks Related to Our Indebtedness—Our substantial indebtedness could adversely affect our financial condition” for additional information regarding our financing strategies and the risks associated with the incurrence of additional indebtedness.

The following table provides details on our operating lease portfolio for our committed aircraft by aircraft type, including the lease terms where applicable (for the minimum non-cancellable period excluding contracted unexercised lease extension options), as of June 30, 2014:

Lessee	Status	Delivery(1)	Type	Classification	Lease Status	Lease Term (months)
Skymark Airlines	Placed	Jul-14	A330-300	Small widebody	Signed	120
Cebu Pacific Air	Placed	Aug-14	A330-300	Small widebody	Signed	144
Skymark Airlines	Placed	Sep-14	A330-300	Small widebody	Signed	120
Sichuan Airlines	Placed	Nov-14	A330-300	Small widebody	Signed	144
Skymark Airlines	Placed	Jan-15	A330-300	Small widebody	Signed	120
Cebu Pacific Air	Placed	Mar-15	A330-300	Small widebody	Signed	144
Skymark Airlines	Placed	Jun-15	A330-300	Small widebody	Signed	120
Skymark Airlines	Placed	Jul-15	A330-300	Small widebody	Signed	120
EVA Airways	Placed	Nov-15	A330-300	Small widebody	Signed	144
	Unplaced	Nov-15	A330(2)	Small widebody
EVA Airways	Placed	Dec-15	A330-300	Small widebody	Signed	144
	Unplaced	Oct-16	B777-300ER	Medium widebody
	Unplaced	Dec-16	B777-300ER	Medium widebody
	Unplaced	Jan-17	B777-300ER	Medium widebody
	Unplaced	Mar-17	B777-300ER	Medium widebody
	Unplaced	Oct-17	B777-300ER	Medium widebody
	Unplaced	Feb-18	B777-300ER	Medium widebody

(1)	All aircraft acquisitions are subject to the satisfaction of customary closing conditions. In addition, our ability to acquire these aircraft will be subject to our ability to secure adequate financing. There can be no assurance that we will acquire these aircraft.
(2)	Our committed aircraft includes one aircraft for which the A330 model type had not been confirmed as of June 30, 2014. On September 29, 2014, we signed a non-binding LOI for the lease of that aircraft. See “—Recent Developments.”

Our Competitive Strengths

We believe that we have several key strengths that provide us with a competitive advantage:

Well-positioned in attractive, twin-engine widebody aircraft market.    We are primarily a twin-engine widebody aircraft lessor. The twin-engine widebody aircraft leasing market is attractive to us due to the strong, growing demand from airlines for widebody aircraft as well as the higher barriers to entry created by the more significant investment each aircraft requires and the greater need for strong relationships with the OEMs. The demand for widebody aircraft is growing faster than the demand for narrowbody aircraft due to several favorable drivers, including fuel efficiency, the strategic importance of core long-haul or international routes for airlines, population growth in emerging markets, increasing urbanization and the growing number of slot-constrained airports. Further, twin-engine widebody aircraft have an attractive lease profile resulting from longer-term leases, a longer economic useful life and higher lease rate factors. Given the significant investment airlines typically make on cabin accommodations and in-flight entertainment, widebody aircraft are also more likely to be re-leased by airlines at the end of an initial lease term. In addition, airlines focused on operating widebody aircraft often have better credit profiles or are flag carriers in their markets. We believe our OEM orderbook, as well as our expertise in opportunistic portfolio and sale-leaseback transactions and long-standing relationships with OEMs provide us with a competitive advantage in this attractive high growth market.

Young, modern, fuel-efficient fleet of in-demand aircraft.    We believe that we have the youngest fleet of any major aircraft lessor given our net book value weighted average aircraft age of only 1.8 years for our owned aircraft as of June 30, 2014. We believe that young twin-engine widebody aircraft provide airlines with a fuel efficient option for servicing their long-haul or international routes since younger aircraft tend to be more fuel-efficient than older aircraft and twin-engine aircraft have a lower fuel burn than their four-engine equivalents. In addition, younger aircraft attract better lease terms, are easier to refinance and have less residual value risk. We have an attractive orderbook of factory-new committed Airbus A330-300 and Boeing 777-300ER aircraft that should allow us to maintain a low average age portfolio going forward. We believe these aircraft, in addition to the 787 Dreamliner, represent the most in-demand aircraft, with over 103 distinct operators and customers for the A330, 62 for the 787 Dreamliner, and 38 for the 777-300ER as of August 31, 2014.

Clear visibility of revenue and earnings growth.    Our business model is designed to generate highly visible revenue, earnings and cash flow growth as a consequence of our long-term leases, long-term debt and OEM orderbook. By focusing on long-term leases and long term debt, we significantly increase the visibility of our cash flow and earnings, and our committed orderbook provides greater clarity to our growth going forward. Out of our 26 owned and contracted aircraft, 24 have fixed rental rates and two have floating rental rates that adjust periodically during the lease term as interest rates fluctuate. The combined annual total contracted revenue from owned and contracted aircraft is expected to be approximately $305.4 million, which totals approximately $3.2 billion over the life of the existing leases. Our contracted OEM orderbook of twin-engine widebody passenger aircraft that we will deliver to our airline customers through 2018 provides a clear path for growth in our fleet. In addition, our access to sale-leasebacks and trading transactions enables us to provide incremental growth. For a description of risks related to annual total contracted revenue, see “Risk Factors—Risks Related to Intrepid—Our annual total contracted revenue from owned aircraft and annual total contracted revenue from owned and contracted aircraft is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.”

Experienced and industry-recognized management team with a scalable platform.    We have built a strong operating platform led by our experienced and industry-recognized management team to support our growth objectives. Our senior management team, with an average of approximately 21 years of experience in the aviation industry, has a track record of building successful aircraft leasing businesses. Our management team has deep experience in aircraft acquisition, lease structuring, aircraft financing and strategic planning, as well as strong relationships with key decision makers at airlines. Our President and Chief Executive Officer, Franklin Pray, led AWAS from 2006 to 2010 helping to create one of the industry’s top lessors with a portfolio of over 300 owned and managed aircraft. We have developed a full range of sophisticated capabilities in marketing, technical, financing, and risk and portfolio management that will support our future portfolio growth. We believe that our management team’s significant experience enables us to quickly and efficiently identify demand trends and value in the marketplace and to rapidly execute upon these opportunities.

Long-term leases to well-established airline customers.    Our focus on young, modern, fuel-efficient aircraft types allows us to enter into favorable leasing arrangements with attractive terms and lessees. All of our leases have a 10- to 12-year initial term, while new narrowbody leases are typically for six to eight years. With a net book value weighted average remaining lease term of 10.0 years on owned aircraft as of June 30, 2014, we believe that we have the longest remaining lease term of any major aircraft lessor that publicly discloses its lease terms. Widebody aircraft are typically operated by well-established airlines or flag carriers. Our customers include a diverse group of airlines, seven of which are large flag carriers and five of which have significant or full sovereign government ownership. On average, our customers have been in operation for more than 45 years. Our aircraft are generally operated on what we believe are key long-haul or international routes that are at the core of our customers’ operations where larger gauge aircraft are required to meet passenger demand and/or airport slot constraints. Our lessees typically invest significantly in our aircraft due to the greater level of configuration associated with widebody aircraft on long-haul routes. We believe these investments increase the likelihood that our customers will extend their leases at the end of the initial lease terms, helping to reduce our residual value risk.

Strong credit risk management culture and function.    We have developed a sophisticated, proprietary risk management function including rigorous credit analysis of our lessees to manage our risk and exposures as we evaluate transactions. Before entering into a lease, we complete an extensive review of the credit risk profile of a potential lessee, which incorporates a sovereign risk assessment for explicit or implied government support of our customers. During the term of a lease, we regularly audit both the technical status of the aircraft as well as the customer’s operating performance and financial strength. We also use additional contractual terms in our leases such as technical return conditions (including full-life financial adjustment requirements where the payment of cash maintenance reserves is not required and the lessee is responsible for payment of maintenance and repairs of our flight equipment and related expenses during the term of the lease) to protect our contracted revenue and the value of our aircraft portfolio.

Robust funding model with deep access to capital.    We have developed a robust and diversified funding profile including relationships with many leading global commercial banks, the capital markets and export credit agencies. Through the date of this filing, we have raised approximately $1.8 billion of committed secured debt financing from a globally diversified group of global and large regional banks based in Europe, Asia, North America and Africa. The Export-Import Bank of the United States provides guarantees for $92.5 million of our $1.8 billion of committed secured debt financing. We intend to use our management team’s long-standing relationships with many other leading commercial banks to further expand our banking group going forward. In addition, we have demonstrated our ability to access the United States debt capital markets with our total issuance of $515 million of senior unsecured notes. As we continue to grow our business, we intend to further diversify our funding sources to help finance our existing and future aircraft commitments.

Our Business and Growth Strategies

We intend to pursue the following strategies to grow our aircraft portfolio:

Target young, modern in-demand aircraft in the attractive widebody aircraft segment.    We plan to continue acquiring and leasing young, fuel-efficient twin-engine widebody passenger aircraft that are most in demand due to the attractive fundamentals and operating economics for these aircraft. We focus on modern and fuel-efficient aircraft that have been, and we believe will continue to be, widely used by airlines throughout the world for key international or long-haul routes. We believe the demand for these twin-engine widebody passenger aircraft will remain strong, and steady manufacturer production rates will result in a healthy supply-and-demand balance for the foreseeable future.

Capitalize on high growth widebody aircraft leasing market.    Within the global aviation industry, the market for aircraft leasing has grown at a rapid pace over the past 30 years. Overall, the proportion of aircraft owned by leasing companies has increased from less than 2% to 40% from 1980 to 2014. Currently, 46% of narrowbody aircraft and 32% of widebody aircraft are owned by lessors. Historically, growth in air traffic demand for long-haul routes on which widebody aircraft are typically flown has exceeded demand for short-haul routes, and Boeing and Airbus forecast that the trend will continue. In addition, population growth, primarily in emerging markets, and the trend towards denser cities are expected to exacerbate airport capacity constraints, further driving airline preference for larger gauge aircraft. As a result of the above, we believe the twin-engine widebody passenger aircraft leasing market segment in which we focus can grow more rapidly than the aircraft leasing market overall.

Strategically access a diversified and flexible mix of aircraft acquisition channels.    We intend to continue to acquire aircraft through multiple acquisition channels, providing us with flexibility to adjust to market conditions through the economic cycle. We will acquire aircraft through our OEM orderbook with Airbus and Boeing, as well as selective sale-leaseback and trading transactions with other lessors. Since our inception, we have acquired six aircraft with an aggregate purchase price of $718.4 million from trading transactions with other aircraft lessors (not including sale-leaseback transactions), representing 42% of our gross aircraft assets as of June 30, 2014. These transactions were funded through a combination of secured financings of $479.0 million and cash on hand. Such transactions include the purchase from an aircraft lessor of either single or multiple aircraft, which are already on lease, or committed for near-term delivery on lease, by such aircraft lessor and therefore typically generate cash flow more quickly than aircraft acquired through OEM forward orders.

Actively manage our aircraft portfolio to reduce risk and redeploy capital to high returning investments.    We actively manage our aircraft portfolio and seek to optimize economic returns and minimize risks by appropriately and prudently diversifying the types of aircraft we acquire and sell, while maintaining a low average fleet age. In general, our strategy is to invest in aircraft for the first one-third of their useful life, during which time we believe aircraft command attractive long-term leases and have lower aircraft residual value risk relative to older aircraft. After such time, we opportunistically look to sell aircraft in order to maintain a low average fleet age, although we also evaluate the asset type, the customer’s credit profile and the overall economic yield of each transaction to determine the appropriate time to sell any individual aircraft. We intend to redeploy capital from aircraft sales into new aircraft acquisitions with attractive returns, while maintaining a well-diversified portfolio across regions, lessees, aircraft types and OEMs. Through the implementation of our diversification strategies, including OEM orders, sale-leaseback transactions, trading transactions and sales, we believe that we are in a position to reduce our exposure to industry fluctuations over a particular period of time, economic fluctuations in a particular regional market, changes in customer preferences for particular aircraft and the credit risk posed by a particular customer.

Leverage our long-standing and deep industry relationships.    We believe that our management team’s experience in the aircraft leasing market enables us access to key decision makers at OEMs, airlines and financing sources that enable us to implement our growth strategy. Sourcing, placing and financing twin-engine widebody passenger aircraft profitably is largely dependent on relationships within the commercial aviation industry with OEMs, airline operators, other lessors and financing providers. Our management team’s industry contacts have been instrumental in our growth.

Utilize platform to manage aircraft and grow earnings through asset management opportunities.    We have developed a scalable platform for managing aircraft assets with sophisticated capabilities in acquisition, marketing, risk management, financing and technical skills that can be leveraged in a range of alternative structures with third parties. We may, from time to time, enter into strategic ventures to increase the number of aircraft that we manage, reduce our risk or source additional aircraft. We believe we have access to such opportunities due to our industry experience and our relationships.

Financing Strategies

The successful implementation of our financing strategies is critical to the success and growth of our business. To reduce our refinancing risk, we generally attempt to enter into debt facilities to finance our aircraft with maturities that match the term of the underlying lease. We also fix the interest rates of our debt facilities when our underlying lease also has a fixed rate, thereby reducing the risk we take on interest rate fluctuations. As of June 30, 2014, 87.3% of our debt is either fixed rate or synthetically fixed using interest rate swaps (excluding our pre-delivery payment facilities relating to aircraft deposits (“PDP Facilities”). Other than our PDP Facilities, we do not have any significant debt maturities until 2019, and our average debt maturity is 8.2 years as of June 30, 2014. See “Description of Indebtedness.”

Through the date of this filing, we have funded our owned and contracted aircraft fleet through multiple sources, including: (i) approximately $500 million of equity, (ii) $515 million of senior unsecured notes due 2019 and (iii) approximately $1.8 billion of committed secured debt financing raised from a diversified group of banks, of which $92.5 million is guaranteed by the Export-Import Bank of the United States. Our bank group currently includes, among others, Apple Bank, BNP Paribas, Citigroup, Credit Agricole, Deutsche Bank AG, DVB Bank SE, Investec, KfW IPEX-Bank, Nord LB and PK AirFinance. In addition, our management team has long-standing relationships with many other leading global commercial banks and plans to further expand our banking group going forward in order to further diversify our funding sources. As of June 30, 2014, we had signed term sheets for financing the July and August 2014 A330-300 deliveries from our orderbook. We believe that our current capital structure is both efficient and flexible, which allows us to capitalize on market opportunities as they arise. As we grow our business, we envision funding our aircraft purchases, including our existing aircraft commitments, through multiple additional sources, including: (i) proceeds from this offering; (ii) cash flow from operations; and (iii) debt financing from the commercial bank market, the capital markets and government-sponsored export credit guarantees and lending programs. See “Risk Factors—Risks Related to Our Indebtedness—Our substantial indebtedness could adversely affect our financial condition” for additional information regarding the risks associated with the incurrence of additional indebtedness.

Our Leases

Most of our leases provide that the lessee’s payment obligations are absolute and unconditional under any and all circumstances. Of our 26 owned and contracted aircraft, 24 have fixed rental rates and two have floating rental rates. Lessees generally agree to lease aircraft for a minimum fixed term. All of our leases are “triple-net” operating leases, under which the lessees are required to pay for maintenance, insurance, taxes and all other aircraft operating expenses during the lease term. Lessees are required to continue to make lease payments under all circumstances, including during periods in which an aircraft is not in operation due to maintenance or grounding. Lessees typically bear financial responsibility for the initial build-out of cabins to their specific operating specifications.

The table below shows the total contracted rental payments for our owned and contracted aircraft as of June 30, 2014. See “Business—Our Leases” for more details about our leasing arrangements.

	2014	2015	2016	2017	2018	2019	Thereafter(3)	Total
	(dollars in millions)
Owned(1)	$95	$190	$190	$190	$190	$190	$855	$1,900
Contracted(2)	13	78	115	115	115	115	713	1,264

Total	$108	$268	$305	$305	$305	$305	$1,568	$3,164

(1)	Includes our 16 owned aircraft as of June 30, 2014.

(2)	Includes our 10 aircraft under signed leases, as of June 30, 2014. All aircraft acquisitions are subject to the satisfaction of customary closing conditions. In addition, our ability to acquire these aircraft will be subject to our ability to secure adequate financing. There can be no assurance that we will acquire these aircraft, or that the actual monthly contractual rent provided for in any such lease will equal the expected monthly contractual rent. Lease revenue relating to contracted aircraft is dependent on delivery of the aircraft. Lease revenue for floating rate leases has been calculated using the prevailing rate as of June 30, 2014. Lease revenue for leases under which the rent has not yet been fixed are escalated to the estimated delivery month according to the escalation formulas specified in our leases and calculated using the specified reference rate. Actual revenue could vary.
(3)	Through 2025 with respect to owned aircraft and through 2027 with respect to contracted aircraft.

Recent Developments

Aircraft Portfolio

On July 28, 2014, we took delivery of one Airbus A330-300 from our committed orderbook and placed it on a 10-year lease with Skymark Airlines. On August 30, 2014, we took delivery of one A330-300 from our committed orderbook and placed it on a 12-year lease with Cebu Pacific Air. In addition, on September 10, 2014, we took delivery of one Airbus A330-300 from our committed orderbook and placed it on a 10-year lease with Skymark Airlines. On September 15, 2014, we purchased one Airbus A330-300 on lease to China Airlines in a trading transaction. On September 29, 2014, we signed a non-binding LOI for the lease of the November 2015 unplaced delivery, which will be designated as a A330-300 and will have a 10 year lease term.

New Purchase Agreements and Purchase Term Sheets

On July 8, 2014, we converted our non-binding LOI for the purchase of six planes from Boeing to a signed a purchase agreement with Boeing for the purchase of up to 10 777-300ER aircraft, including firm purchase commitments for six aircraft, two aircraft for which we have provided a non-refundable deposit of $2.8 million and must reconfirm our purchase commitments prior to June 2015 and July 2015, respectively, and options for the purchase of an additional two aircraft prior to September 2017, with an aggregate purchase value of $3.3 billion at current list prices, subject to customary closing conditions. On July 22, 2014, we signed a term sheet with Airbus for the purchase of up to 20 Airbus A330-900s, with an aggregate purchase value of $5.5 billion at current list prices, which term sheet is not binding until definitive documentation is signed and will be subject to customary closing conditions, including board approval. Subject to entering into definitive documentation, the term sheet contemplates that the 20 aircraft will consist of firm purchase commitments for 15 aircraft and options for the purchase of an additional five aircraft. Delivery of aircraft under these two agreements is not expected to begin until 2016.

As of October 17, 2014, taking into consideration the developments listed above, our owned fleet consisted of 20 aircraft and our OEM orderbook consisted of 38 twin-engine widebody aircraft.

Financing Activity

On July 28, 2014, we drew on a $80.0 million credit facility with Deutsche Bank AG, New York Branch, to provide acquisition financing for the purchase of one Airbus A330-300 on lease to Skymark Airlines. On August 18, 2014, we issued $215 million aggregate principal amount of additional senior unsecured notes under the indenture governing the outstanding $300 million in aggregate principal amount of 6.875% senior notes due 2019 at an issue price of 102%. The notes have a stated coupon interest rate of 6.875% per annum payable semi-annually and will mature on February 15, 2019. On August 14, 2014, we drew on an $81.4 million credit facility with DVB Bank secured by a B777-300ER on lease to Air France that was purchased in June 2014. On August 28, 2014, we drew on a $77.0 million credit facility with KfW IPEX-Bank to provide acquisition financing for the purchase of one A330-300 on lease to Cebu Pacific Air. See “Description of Indebtedness.”

Our Sponsors

The Company is indirectly owned by Reservoir Capital Group, L.L.C. (“Reservoir”) and Centerbridge Partners, L.P. (“Centerbridge”), along with certain members of management. As of June 30, 2014, each of Reservoir and Centerbridge held 49.75%, respectively, of our outstanding investor interests and management held 0.50% of our outstanding investor interests. Following this offering, each of Reservoir and Centerbridge is expected to own     % of our common shares.

Reservoir was founded in 1998 and is a privately held investment firm with an opportunistic “hybrid” investment approach. Reservoir invests directly in private investments and public securities, as well as in partnership with investment teams through the creation of hedge funds and private equity funds in which the Reservoir funds are an owner. Reservoir currently has approximately $7.0 billion of assets under management as of July 2014.

Centerbridge is a private investment firm with offices in New York and London and has approximately $20 billion in capital under management as of June 30, 2014. The firm focuses on private equity and distressed investments. The firm is dedicated to partnering with world-class management teams across targeted industry sectors to help companies achieve their operating and financial objectives.

Risks Affecting Us

Our business is subject to a number of risks, as discussed more fully in the section entitled “Risk Factors” in this prospectus, which you should read in its entirety. Some of these risks include:

•	general economic and financial conditions;

•	our ability to obtain additional capital to finance our growth and operations on attractive terms;

•	risks inherent in investing in a single industry;

•	the concentration of aircraft models in our portfolio;

•	risks associated with our international operations and emerging markets;

•	the financial condition of our lessees;

•	our ability to successfully re-lease our existing aircraft and lease new aircraft;

•	increases in our borrowing costs;

•	high fuel prices;

•	failure to maintain sufficient insurance;

•	failure to complete aircraft acquisitions;

•	decline in the value of our aircraft and market rates for leases;

•	failure to properly maintain aircraft;

•	competition from other aircraft lessors;

•	a limited number of customers;

•	the limited number of aircraft and engine manufacturers;

•	periods of aircraft oversupply during which lease rates and aircraft values decline;

•	foreign currency risks;

•	the loss of key personnel;

•	lessee defaults and attempts to repossess aircraft;

•	extensive regulations, including environmental laws and regulations;

•	failure to obtain required licenses;

•	airline reorganizations; and

•	terrorist attacks and geopolitical conditions.

Our Corporate Reorganization

Intrepid Aviation Limited is a Bermuda exempted company incorporated with limited liability on July 29, 2014 solely for purposes of effectuating our initial public offering. Prior to the consummation of this offering, we will complete the Reorganization Transactions described in “Reorganization” pursuant to which Intrepid Aviation Group Holdings, LLC will become a wholly-owned, indirect subsidiary of Intrepid Aviation Limited. As a result, the direct or indirect owners of the interests of Intrepid Aviation Group Holdings, LLC immediately prior to the Reorganization Transactions will constitute all of the shareholders of Intrepid Aviation Limited immediately following the Reorganization Transactions and prior to the completion of this offering. Intrepid Aviation Group Holdings, LLC, is currently owned by our sponsors, Centerbridge and Reservoir, as well as certain members of our management. Investors in this offering will only receive, and this prospectus only describes the offering of, common shares of Intrepid Aviation Limited.

We have historically conducted our business through Intrepid Aviation Group Holdings, LLC and its subsidiaries, and therefore our historical financial statements present the results of operations of Intrepid Aviation Group Holdings, LLC. Following these Reorganization Transactions and this offering, our financial statements will present the results of operations of Intrepid Aviation Limited and its consolidated subsidiaries.

Intrepid Aviation Group Holdings, LLC is, and upon consummation of the Reorganization Transactions Intrepid Aviation Limited will be, a holding company with no material assets other than our ownership interests in our operating subsidiaries. See “Reorganization” for additional information regarding the Reorganization Transactions.

Our Corporate Information

Intrepid Aviation Limited was incorporated as a Bermuda exempted company on July 29, 2014 with its registered office at Canons Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an “exempted” company, we may not, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business transactions, including: (i) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the

Bermuda Minister of Finance, for a term not exceeding 21 years); (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000; or (iii) the carrying on of business of any kind for which it is not licensed in Bermuda, except in certain limited circumstances such as doing business with another exempted undertaking in furtherance of its business (as the case may be) carried on outside Bermuda.

Intrepid Aviation Group Holdings, LLC was organized as a Delaware limited liability company on November 23, 2011.

Our principal executive offices are located at One Stamford Plaza, 263 Tresser Boulevard, Stamford, Connecticut 06901. Our main telephone number is 203-905-4220. Our internet website is www.intrepidaviation.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common shares offered by us	shares

Common shares to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Option to purchase additional shares	The underwriters have a 30-day option to purchase a maximum of additional shares.

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ , or approximately $ if the underwriters exercise their option to purchase additional shares in full, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to continue to purchase aircraft, currently with Boeing and Airbus, and general corporate purposes to support continued growth. See “Use of Proceeds” on page 52.

Risk factors	See “Risk Factors” beginning on page 19 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common shares.

Proposed New York Stock Exchange symbol	“INTR”

Dividend Policy	We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our common shares. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements, Bermuda law and other factors that our board of directors deems relevant. In addition, our existing indebtedness restricts our ability to pay dividends, and our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. See “Dividend Policy.”

The number of common shares to be outstanding after this offering is based on             common shares outstanding as of                     , 2014, after giving effect to the exchange of all outstanding interests of Intrepid Aviation Group Holdings, LLC for             common shares prior to the closing of this offering, and excludes:

•	common shares reserved for future issuance under our 2014 Incentive Award Plan, which will become effective on the day prior to the public trading date of our common shares.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•	the consummation of the Reorganization Transactions, including the issuance of common shares to holders of interests of Intrepid Aviation Group Holdings, LLC assuming a public offering price of $ (the midpoint of the price range set forth on the cover of this prospectus) (see “Reorganization”);

•	the filing of the memorandum of increase of share capital and the adoption of amended bye-laws, which will occur immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase additional common shares.

Summary Financial and Other Data

The tables below present summary financial and operating data as of and for the periods indicated. The summary historical consolidated statements of operations data and statements of cash flow data for the years ended December 31, 2013 and 2012 and summary balance sheet data as of December 31, 2013 and 2012 have been derived from our historical audited consolidated financial statements included elsewhere in this prospectus. The summary historical balance sheet data as of December 31, 2012 has been derived from our historical audited consolidated financial statements not included in this prospectus. The summary historical condensed consolidated statements of operations data and statements of cash flow data for the six months ended June 30, 2014 and 2013 and summary balance sheet data as of June 30, 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We believe that our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting of only normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for such periods. Historical results are not necessarily indicative of the results to be expected for future periods and operating results for the six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the full year.

You should read the information below in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus, as well as the sections entitled “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

We have elected to adopt the reduced disclosure requirements available to emerging growth companies, including only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure.

	Six Months Ended June 30,				Fiscal Year Ended December 31,
	2014		2013		2013		2012
(in thousands)	(unaudited)
Consolidated Statements of Operations Data:
Revenues
Rental income		$73,153		$9,448		$46,017		$20,566

Total revenue		73,153		9,448		46,017		20,566

Operating expenses:
Selling, general and administrative expenses		11,459		6,952		16,052		14,002
Depreciation		23,182		3,491		15,669		6,866
Loss (gain) on disposal of aircraft		—		—		—		(289)
Other operating expenses(1)		2,041		1,955		3,079		301

Total operating expenses		36,682		12,398		34,800		20,880

Operating income (loss)		36,471		(2,950)		11,217		(314)

Other income (expense)(2)
Interest expense		(28,553)		—		(7,296)		—
Gain (loss) on derivative financial instruments		(12,292)		—		(431)		—
Other income (expense)		(25)		(258)		(185)		137
Interest income		3		2		4		26

Total other income (expense)		(40,867)		(256)		(7,908)		163

Income (loss) before taxes		(4,396)		(3,206)		3,309		(151)
Income tax expense		369		—		571		—

Net (loss) income		$(4,765)		$(3,206)		$2,738		$(151)

Earnings (loss) per Class(3)
Preferred return to Class A LLC interests		$9,429		$3,994		$12,046		$—
Loss attributable to Class B LLC interests		(14,194)		(7,200)		(9,308)		(151)

Pro forma information of Intrepid Aviation Limited(4)
Pro forma net (loss) income:
Loss before taxes	$		$		$		$
Pro forma income tax expense

Pro forma net (loss) income	$		$		$		$

Pro forma earnings per share: (in dollars)
Basic	$		$		$		$
Diluted
Pro forma, as adjusted information of Intrepid Aviation Limited(5)
Pro forma, as adjusted net (loss) income:
Loss before taxes	$		$		$		$

Pro forma, as adjusted income tax expense
Pro forma, as adjusted net (loss) income	$		$		$		$

Pro forma, as adjusted earnings per share: (in dollars)
Basic	$		$		$		$
Diluted

	As of and for the Six Months Ended June 30,		As of and for the Fiscal Year Ended December 31,
	2014		2013		2012
(in thousands, except percentages, ratios and aircraft)	(unaudited)
Other Operating and Financial Data:
Total debt to members’ equity	3.58	x	2.22	x	0.71	x
Total debt to total capitalization(6)	78.2%		68.9%		41.5%
Total debt to total assets(7)	73.3%		64.1%		37.0%
Annual total contracted revenue from owned aircraft(8)	$190,346		N/A		N/A
Annual total contracted revenue from owned and contracted aircraft(8)	$305,394		N/A		N/A
Adjusted net income(9)	$8,321		$6,909		N/A
Aircraft owned	16		N/A		N/A
Aircraft owned and contracted	26		N/A		N/A
Aircraft owned and committed	33		N/A		N/A

	As of June 30,		As of December 31,
	2014		2013	2012
	As Adjusted	Actual
(in thousands)	(unaudited)
Consolidated Balance Sheet Data:
Cash(10)		$50,802	$26,608	$7,143
Restricted cash(10)		57,794	38,430	18,736
Aircraft deposits		321,836	382,173	247,936
Net book value of aircraft		1,674,929	1,045,661	159,471
Total assets		2,157,848	1,542,632	452,065
Total debt		1,580,644	989,249	167,490
Total other long-term liabilities		99,765	82,843	43,438
Total liabilities		1,716,660	1,096,457	215,639
Total members’ equity		441,188	446,175	236,426
Total liabilities and members’ equity		2,157,848	1,542,632	452,065

	Six Months Ended June 30,		Fiscal Year Ended December 31,
	2014	2013	2013	2012
(in thousands)	(unaudited)
Consolidated Statements of Cash Flows:
Net cash provided by (used in) operating activities	$29,975	$4,421	$27,896	$5,396
Net cash provided by (used in) investing activities	(579,516)	(320,017)	(1,048,001)	(172,333)
Net cash provided by (used in) financing activities	573,735	329,493	1,039,570	156,394

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Income Statement Items” for a description of other operating income (expense).
(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of other income (expense).
(3)	For additional information on earnings (loss) per Class see note 2(t) to our consolidated financial statements for the fiscal year ended December 31, 2013 and note 14 to our condensed consolidated financial statements for the six months ended June 30, 2014, each included elsewhere in this prospectus.

(4)	Pro forma information represents the anticipated impact of retroactively reflecting the Reorganization Transactions, upon consummation, as if it were completed at the beginning of each period presented. See “Reorganization.” See also note 16 to our consolidated financial statements for the fiscal year ended December 31, 2013 and note 15 to our condensed consolidated financial statements for the six months ended June 30, 2014, each included elsewhere in this prospectus, for additional information regarding the pro forma information.
(5)	Pro forma, as adjusted information gives effect to the following transactions as if they were consummated at the beginning of the referenced period: (a) the Reorganization Transactions; (b) the issuance and sale of common shares by us in this offering at a price equal to $ per share, the midpoint of the price range set forth on the cover of this prospectus; and (c) the filing of the memorandum of increase of share capital and the adoption of the amended bye-laws.
(6)	Total debt to total capitalization is calculated by dividing total debt by the sum of total debt and total members’ equity.
(7)	Total debt to total assets is calculated by dividing total debt by total assets.
(8)	Annual total contracted revenue from owned aircraft and annual total contracted revenue from owned and contracted aircraft represent our current estimate of our anticipated annualized operating results from our owned and contracted aircraft portfolio. As of June 30, 2014, we owned 16 aircraft, all of which were under lease. In addition to our 16 owned aircraft, as of June 30, 2014, we had commitments to purchase 17 aircraft from Airbus and Boeing, 10 of which were under lease. We calculate annual total contracted revenue for our 16 owned aircraft, at the monthly contractual rent pursuant to the terms of the applicable lease agreement, as of June 30, 2014, multiplied by 12. We calculate annual total contracted revenue for our 10 contracted aircraft under leases, at the expected monthly contractual rent pursuant to the terms of the lease, multiplied by 12. Lease revenue relating to contracted aircraft is dependent on the delivery of aircraft. Lease revenue for floating rate leases have been calculated using the prevailing rate as of June 30, 2014. Lease revenue for leases under which the rent has not yet been fixed are escalated to the estimated delivery month according to escalation formulas specified in our leases and calculated using the specified reference rate. All aircraft acquisitions are subject to the satisfaction of customary closing conditions, and our ability to acquire these aircraft will also be subject to our ability to secure adequate financing. There can be no assurance that we will acquire these aircraft and achieve the expected rent under the applicable leases.

For a description of risks related to annual total contracted revenue, see “Risk Factors—Risks Related to Intrepid—Our annual total contracted revenue from owned aircraft and annual total contracted revenue from owned and contracted aircraft is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.”

(9)

We define adjusted net income as net income (loss) before (i) stock-based compensation or other non-cash compensation expense; (ii) non-cash interest expense including, but not limited to, amortization of deferred financing costs and debt discounts, write-off of deferred financing costs and debt discounts, and extinguishment of debt; (iii) net change in unrealized appreciation (depreciation) on interest rate swaps; and (iv) other non-cash or one-time charges. Adjusted net income is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. It is also not a measurement of our financial performance under GAAP and should not be considered as an alternative to operating profit or any other performance measures derived in accordance with GAAP nor as an alternative to cash flows from operating activities as a measure of our liquidity. We believe that adjusted net income provides meaningful information to assist investors in understanding our financial results and assessing our prospects for future performance. Management believes adjusted net income is an important indicator of our operations because it excludes items that may not be indicative of, or are unrelated to, our core operating results, and provides a baseline for analyzing trends in our underlying business from period to period. Adjusted net income reflects an additional way of viewing an aspect of our operations that, when viewed with our GAAP results and the reconciliation contained below to our net income (loss), provides a more complete understanding of our business.

Adjusted net income has limitations as an analytical tool, and you should not consider it in isolation from, or a substitute for, net income (loss) or any other performance measure derived in accordance with GAAP. Some of these limitations include:

•	adjusted net income may exclude certain non-recurring items in the future that are not reflective of our operating performance but that may impact our operating results for the applicable period; and

•	our calculation of adjusted net income may differ from the adjusted net income or similarly titled measures of other companies in our industry, limiting its usefulness as a comparative measure.

Our actual results of operations for the year ended December 31, 2014 will be significantly different from our adjusted net income for the six months ended June 30, 2014. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our aircraft, our operating expenses, interest expense, the ability of our lessees to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, see “Risk Factors.”

In addition, our adjusted net income may be adversely affected by a new standard for lease accounting expected to be effective in the future. See “Risk Factors—Risks Related to Intrepid—A new standard for lease accounting is expected to be effective in the future, but we are unable to predict the impact of such a standard at this time.”

The following table shows the reconciliation of net income (loss) and adjusted net income:

	Six Months Ended June 30,	Fiscal Year Ended December 31,
	2014	2013
Net income (loss)	($4,765)	$2,738
As adjusted for:
Non-cash management compensation	1,879	2,172
Loss (gain) on fair value of derivatives	7,567	(1,606)
Amortization of deferred financing costs and debt discounts	3,640	3,605

Adjusted Net Income	$8,321	$6,909

(10)	We consider cash on hand (excluding restricted cash) and deposits in banks to be cash. Restricted cash represents security deposits and aircraft maintenance reserves associated with our aircraft leases held on deposit with banks in segregated accounts. See note 2(c) to our consolidated financial statements for the fiscal year ended December 31, 2013 included elsewhere in this prospectus.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” before deciding whether to invest in our common shares. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Intrepid

Our business is affected by general economic and financial conditions, which could adversely affect our results of operations.

Our business and results of operations are significantly affected by general business, financial market and economic conditions. The worsening of economic conditions, particularly if combined with high fuel prices, may have a material adverse effect on our lessees’ ability to meet their financial and other obligations under our operating leases, which, if our lessees default on their obligations to us, would have a material adverse effect on our business, financial condition or results of operations. General business and economic conditions that could affect us include, among others, interest rate fluctuations, inflation, unemployment levels, bankruptcies, demand for passenger travel, volatility in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of credit, investor and consumer confidence, global economic growth and the strength of regional and local economies in which we operate.

In order to meet our existing commitments and grow our business, we will require additional capital in the future, which may not be available.

Our business is capital intensive and we will need to raise additional funds through debt or equity financings to meet commitments under our existing purchase contracts and to execute our growth strategy. As of June 30, 2014, we have 17 aircraft under purchase commitments. If we fail to meet commitments under one of our existing purchase contracts with airframe manufacturers, we may forfeit any deposit paid on that aircraft to that point. In addition, with respect to our purchase contracts with airframe and engine manufacturers, if we are in default under the relevant purchase contract, the seller would have the right to, among other things, suspend performance, reschedule the delivery date or terminate the relevant purchase contract, in each case with respect to any or all aircraft or engines, as applicable, under the relevant purchase contract. As of June 30, 2014, we have paid total deposits of approximately $321.8 million relating to 17 of these aircraft. Adequate sources of capital funding may not be available when needed, or may not be available on favorable terms. Our access to additional sources of financing will depend upon a number of factors over which we have limited control, including:

•	general market conditions;

•	the market’s view of the quality of our assets;

•	our historical and expected performance;

•	the market’s perception of our growth potential;

•	compliance with the terms of our existing and future debt agreements;

•	interest rate fluctuations;

•	our current and potential future earnings and cash distributions; and

•	the market price of our common shares.

The financial crisis that began in the second half of 2008 resulted in significant global market volatility and disruption and a lack of liquidity. While the capital markets intermittently have shown signs of improvement, it is not clear whether the capital market and other long-term credit markets will be consistently available in sufficient volume and on acceptable terms to satisfy the future financing and refinancing needs of the aviation industry. The availability of, and pricing of, capital in the bank market and in the capital markets can be significantly impacted by global events and there is no assurance that we will be able to raise capital at any particular time to fund future growth or for other purposes.

The recent debt crisis in Europe has created uncertainty with respect to the ability of certain European Union (“EU”) countries to continue to service their sovereign debt obligations. The continued uncertainty over the outcome of the EU governments’ financial support programs and the possibility that other EU member states may experience similar financial troubles have created substantial volatility and adversely impacted financial markets. Risks related to the recent debt crisis in Europe have had, and may continue to have, a negative impact on global economic activity and the financial markets.

If funding is insufficient at any time in the future, we may be unable to acquire additional aircraft (including our contracted portfolio), take advantage of business opportunities, meet our then-existing debt or other obligations or respond to competitive pressures, any of which could materially adversely affect our business, financial condition or results of operations.

Our annual total contracted revenue from owned aircraft and annual total contracted revenue from owned and contracted aircraft are based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.

Our annual total contracted revenue from owned aircraft and annual total contracted revenue from owned and contracted aircraft set forth under “Prospectus Summary—Summary Financial and Other Data” represent our best current estimate of our anticipated annualized operating results from our owned and contracted aircraft portfolio as of June 30, 2014. Our annual total contracted revenue from owned aircraft and annual total contracted revenue from owned and contracted aircraft are based on certain estimates and assumptions, some or all of which may not materialize. Unanticipated events may occur that could have a material adverse effect on the actual results achieved by us during the periods to which these estimates relate. Those assumptions include the timely delivery of contracted aircraft, our ability to secure adequate financing to pay the balance of the purchase price of contracted aircraft, the satisfaction of the conditions in our aircraft acquisition and associated lease agreements for contracted aircraft, the type of aircraft we will acquire in the future, our ability to enter certain leases at certain lease rates without instances of lessee default and lease restructuring and certain operating expenses we expect to incur. Our annual total contracted revenue from owned aircraft and annual total contracted revenue from owned and contracted aircraft are subject to material risks, uncertainties and contingencies and actual results may differ materially from such estimated operating results.

We are subject to risks inherent in investing in a single industry.

Our principal objective involves the direct investment in aircraft for the purpose of leasing such aircraft to a geographically diversified group of lessees. The level of risk of our investment objectives, which are focused primarily on operations and investments in the aircraft leasing market, could be higher and more volatile compared to certain types of persons which have a more diverse range of investments. Our business would materially suffer if the aircraft leasing industry in general, and the widebody market in particular, suffered a downturn, if our aircraft became obsolete or if use of our aircraft decreased. Additionally, our success depends on our ability to keep pace with technological advances in our industry and to meet evolving customer needs. If demand for widebody aircraft weakens due to technological change, competition, regulatory changes, or other factors, it could have a material adverse effect on our business, financial condition or results of operations.

The concentration of some aircraft models in our aircraft portfolio could materially adversely affect our business, financial condition or results of operations should any problems specific to these particular models occur.

Due to the high concentration of Airbus A330 aircraft in our fleet, our business, financial condition or results of operation may be materially adversely affected if the demand for these aircraft models declines (including if airlines move away from widebodies to narrowbodies), if they are redesigned or replaced by their manufacturer or if these aircraft models experience design or technical problems. As of June 30, 2014, we had four aircraft types in our owned aircraft portfolio and 11 aircraft manufactured by Airbus. Twenty-two of our owned and committed aircraft as of June 30, 2014 are manufactured by Airbus including 21 in the A330 family of aircraft, and 11 are manufactured by Boeing including 10 and one in the 777 and 787 Dreamliner classes, respectively. On July 22, 2014, we signed a term sheet with Airbus for the purchase of up to 20 Airbus A330-900s.

Should any of these aircraft types in general encounter technical or other problems, the value and lease rates of those aircraft would likely decline, and we may be unable to lease the aircraft on favorable terms, if at all. Any significant technical problems with any such aircraft models could result in the grounding of the aircraft. Acquisition of a new type of aircraft, such as the A330-900, involves a variety of risks relating to its ability to be successfully placed into service and leased, including difficulties or delays in obtaining the necessary certification from regulatory authorities and airworthiness validations, delays in meeting the agreed upon aircraft delivery schedule, and inability of the aircraft and all of its components to comply with agreed upon specifications and performance standards. In addition, the bankruptcy or shutdown of an airline operating a large fleet of such aircraft types may result in an oversupply of such aircraft being released into the market, which could reduce the value of such aircraft. The inability to lease the affected aircraft types may reduce our revenues, net income and cash flows to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio.

The introduction of superior aircraft technology or a new line of aircraft could cause the aircraft that we acquire to become outdated or obsolete or oversupplied and therefore less desirable, which would have a material adverse effect on our business, financial condition and results of operations.

As manufacturers introduce technological innovations and new types of aircraft, some of the aircraft in our fleet could become less desirable to potential lessees. Such technological innovations may increase the rate of obsolescence of existing aircraft faster than currently anticipated by our management, which could negatively affect the value of the aircraft in our fleet. New aircraft manufacturers could emerge to produce aircraft that compete with the aircraft we own. In addition, the imposition of increased regulation regarding stringent noise or emissions restrictions may make some of our aircraft less desirable and accordingly less valuable in the marketplace. The development of new aircraft and engine options could decrease the desirability of certain aircraft in our fleet and/or aircraft that we have ordered. This could, in turn, reduce both future residual values and lease rates for certain types of aircraft in our portfolio. Any of these risks may negatively affect our ability to lease or sell our aircraft on favorable terms, if at all, which would have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with our international operations.

We operate in international markets. During the six months ended June 30, 2014, 100% of our operating revenues resulted from our international operations. We expect that international operations will continue to represent a significant portion of our operations in the future. Our international operations are subject to a number of risks, including:

•	political conditions and events, including embargoes;

•	restrictive actions by U.S. and foreign governments, including China, Ethiopia, Italy, Japan, Namibia, the Philippines, Poland, the Republic of Korea, Taiwan and Thailand, where our lessees operate, that could limit our ability to provide services in those countries;

•	the imposition of withholding or other taxes on foreign income, tariffs or restrictions on foreign trade and investment;

•	adverse tax consequences;

•	limitations on repatriation of earnings or currency exchange controls and import/export quotas;

•	nationalization, expropriation, asset seizure, blockades and blacklisting;

•	limitations in the availability, amount or terms of insurance coverage;

•	loss of contract rights and inability to adequately enforce contracts;

•	political instability, war and civil disturbances or other risks that may limit or disrupt markets, such as terrorist attacks, piracy and kidnapping;

•	outbreaks of pandemic diseases or fear of such outbreaks;

•	fluctuations in currency exchange rates, hard currency shortages and controls on currency exchange that affect demand for our services and our profitability;

•	potential noncompliance with a wide variety of laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), and similar non-U.S. laws and regulations, including the U.K. Bribery Act 2010;

•	labor strikes;

•	changes in general economic and political conditions;

•	adverse changes in foreign laws or regulatory requirements, including those with respect to flight operations and environmental protections;

•	different liability standards and legal systems that may be less developed and less predictable than those in the United States;

•	laws of countries that do not protect our intellectual property and international rights to the same extent as the laws of the United States; and

•	difficulty in staffing and managing widespread operations.

If we are unable to adequately address these risks, we could lose our ability to operate in certain international markets and our business, financial condition or results of operations could be materially adversely affected. We are particularly dependent on conditions in Asia as many of our lessees are based in Asia.

The U.S. Departments of Justice, Commerce, Treasury and other agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against companies for violations of export controls, the FCPA, and other federal statutes, sanctions and regulations, including those established by the Office of Foreign Assets Control (“OFAC”) and, increasingly, similar or more restrictive foreign laws, rules and regulations. By virtue of these laws and regulations, and under laws and regulations in other jurisdictions, we may be obliged to limit our business activities, we may incur costs for compliance programs and we may be subject to enforcement actions or penalties for noncompliance. In recent years, U.S. and foreign governments have increased their oversight and enforcement activities with respect to these laws and we expect the relevant agencies to continue to increase these activities. A violation of these laws, sanctions or regulations could materially adversely affect our business, financial condition or results of operations.

We have compliance policies in place for our employees with respect to FCPA, OFAC and similar laws, but there can be no assurance that our employees, consultants or agents will not engage in conduct for which we may be held responsible. Violations of the FCPA, OFAC and other laws, sanctions or regulations may result in severe criminal or civil penalties, and we may be subject to other liabilities, which could materially adversely affect our business, financial condition or results of operations.

We are indirectly subject to many of the economic and political risks associated with emerging markets, which could materially adversely affect our business, financial condition or results of operations.

A significant number of our aircraft are leased to airlines operating in emerging market countries, including China, Ethiopia, Namibia, the Philippines, the Republic of Korea, Taiwan and Thailand. We also may lease aircraft to airlines in other emerging market countries in the future.

Emerging market countries have less developed economies that are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise could adversely affect the value of our ownership interest in aircraft subject to lease in such countries, or the ability of our lessees, which operate in these markets to meet their lease obligations. As a result, lessees which operate in emerging market countries may be more likely to default on leases than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. Our business, financial condition or results of operations may be materially adversely affected.

Our success depends on the financial strength of our lessees, and lessee defaults, bankruptcies and other credit problems could materially adversely affect our business, financial condition or results of operations. If our lessees fail to perform as expected and we decide to restructure or reschedule our leases, the restructuring and rescheduling would likely result in less favorable lease terms.

Our success depends in part upon the financial strength of the lessees with whom we contract, our ability to assess the credit risk of our lessees and the ability of such lessees to perform their contractual obligations under the relevant lease agreements. The ability of each lessee to perform its obligations under the relevant lease agreement will depend primarily on the lessee’s financial condition and cash flow, which may be affected by factors beyond our control, including:

•	passenger air travel rates;

•	passenger air travel demand;

•	airport access;

•	competition from other aircraft lessors;

•	political, economic and social conditions in the jurisdictions where our lessees are located, and in the markets they serve;

•	increases in operating costs, including labor costs, the price and availability of jet fuel, maintenance costs, the price and availability of aircraft spare parts and components and volatility of oil prices;

•	availability and cost of financing;

•	fare levels;

•	labor conditions;

•	geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•	aircraft accidents;

•	insurance costs and coverage;

•	trade and economic sanctions and other restrictions imposed by the U.S. and other governments;

•	litigation;

•	governmental regulation and associated fees of or affecting the air transportation business; and

•	environmental laws and regulations, including, but not limited to, restrictions on carbon emissions.

Generally, airlines with high financial leverage are more likely than airlines with stronger balance sheets to seek operating leases. As a result, most of our existing lessees are not rated investment grade by the principal U.S. rating agencies and may suffer liquidity problems, and, at any point in time, may experience lease payment difficulties or be significantly in arrears in their obligations under our leases. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Downturns in the aviation industry could greatly exacerbate the weakened financial condition and liquidity problems of some of our lessees and further increase the risk of delayed, missed or reduced rental payments.

While we take into consideration a lessee’s financial condition and risk in structuring and pricing our leases, we may not correctly assess the credit risk of each lessee or charge lease rates which correctly reflect the related risks and our lessees may not be able to continue to meet their financial and other obligations under our leases in the future. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow. Our default levels may increase over time if economic conditions deteriorate.

It is likely that restructurings and/or repossessions with some of our lessees will occur in the future. The terms and conditions of possible lease restructurings or reschedulings may result in a reduction of lease revenue, or other concessions, such as a decrease in the lessee’s contribution toward maintenance obligations, and such reductions or concessions could have a material adverse effect on our business, financial condition or results of operations. If any request for payment restructuring or rescheduling is made and granted, reduced or deferred rental payments may be payable over all or some part of the remaining term of the lease, although the terms of any revised payment schedules may be unfavorable and such payments may not be made. Further, if we, in the exercise of our remedies under a lease, repossess an aircraft, we may not be able to re-lease the aircraft promptly or at favorable rates. If repossessions occur we will incur significant cost and expenses which are unlikely to be recouped.

The probability that a lessee could default may increase if economic conditions deteriorate. In the event that a lessee defaults under a lease, any security deposit we hold may not be sufficient to cover the lessee’s outstanding or unpaid lease obligations and required maintenance and transition expenses. If lessees of a significant number of our aircraft defaulted on their leases, our business, financial condition or results of operations would be materially adversely affected.

In addition, one of our lessees, Skymark Airlines, is currently involved in a dispute with Airbus over the cancellation of its order for six A380 aircraft. Airbus is seeking a payment from Skymark Airlines as a result of the cancellation and Skymark Airlines has publicly stated that such payment could impact its ability to continue as a going concern. As of October 17, 2014, we have four owned aircraft and three additional contracted aircraft under leases with Skymark Airlines, representing a substantial portion of our owned and committed aircraft. To the extent Skymark Airlines encounters financial difficulties, whether as a result of penalties payable to Airbus or otherwise, the ability of the airline to continue to pay its contracted lease rates under existing leases for our owned aircraft, and to commence paying the contract lease rates under leases for our contracted aircraft, which are scheduled to commence in 2014 and 2015, could be materially adversely affected.

Our business model depends on the continual leasing and re-leasing of our aircraft, and we may not be able to do so on favorable terms.

Our business model depends on the continual leasing and re-leasing of our aircraft in order to generate sufficient revenues to finance our growth and operations, pay our debt service obligations and generate positive cash flows from operations. We cannot assure you that we will be able to enter into profitable leases upon the acquisition of the aircraft we purchase in the future or the aircraft we have agreed to purchase but which are not under leases. Furthermore, our leases may terminate prior to their scheduled expiration as a result of a breach by the lessee of the terms of the lease agreement or a bankruptcy of a lessee, resulting in the need to re-lease such aircraft earlier than the lease’s scheduled expiration.

Our ability to lease and re-lease our aircraft will depend on general market and competitive conditions at the time the initial leases are entered into and the existing leases expire or earlier terminate. Our ability to lease or re-lease the aircraft on favorable terms or without significant off-lease time and costs could be adversely affected by depressed conditions in the airline and aircraft industries, lessee and end-user bankruptcies, the effects of terrorism and war, the sale of other aircraft by financial institutions and various other general market and competitive conditions and factors which are outside of our control. Other factors that may affect our ability to realize upon the investment in our aircraft and that may increase the likelihood of impairment charges, include, among others, additional environmental laws and regulations, customer preferences and other factors that may effectively shorten the useful life of older aircraft. If we are not able to lease or re-lease the aircraft on favorable terms or at all, there may be a material adverse effect on our business, financial condition and results of operations.

An unexpected increase in our borrowing costs would negatively affect our financial condition, cash flow and results of operations.

We finance many of the aircraft in our fleet through a combination of short- and long-term debt financings. As these debt financings mature, we may have to refinance these existing commitments by entering into new financings, which could result in higher borrowing costs, or repay them by using cash on hand or cash from the sale of our assets. Moreover, an increase in interest rates under the various debt financing facilities we have in place would have a negative effect on our earnings and could make our aircraft leasing contracts unprofitable.

Some of our debt financings bear interest at a floating rate, such that our interest expense would vary with changes in the applicable reference rate. As a result, our inability to sufficiently protect ourselves from changes in our cost of borrowing, as reflected in our composite interest rate, may have a direct, negative impact on our net income. Our lease rental stream is generally fixed over the life of our leases, whereas we have used floating-rate debt to finance a portion of our aircraft acquisitions. However, all of our floating rate debt not fixed by a corresponding interest rate swap is secured by an aircraft or the subject of a floating rate lease thereby offsetting some or all of the financial impact. As of June 30, 2014, we had $271.5 million in floating-rate debt not fixed by a corresponding interest rate swap. If interest rates increase, we would be obligated to make higher interest payments to our lenders. If we incur significant fixed-rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence of such debt would also increase our interest expense. If our composite interest rate were to increase by 1.0%, we would expect to incur additional interest expense on our existing indebtedness as of June 30, 2014, of approximately $2.7 million (excluding the effect of capitalized interest) on an annualized basis, which would negatively affect our financial condition, cash flow and results of operations.

The interest rates that we obtain on our debt financings have several components, including credit spreads, swap spreads, duration, and new issue premiums. These are all incremental to the underlying risk-free rates, as applicable. Volatility in our perceived risk of default or in a market sector’s risk of default will negatively impact our cost of funds.

High fuel prices can adversely affect the profitability of the airline industry and our lessees’ ability to meet their lease payment obligations to us.

Fuel costs represent a major expense to airlines, and fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events, regulatory changes including those related to greenhouse gas emissions and currency exchange rates. Fuel prices continue to have a significant impact on airline profitability. Due to the competitive nature of the airline industry, airlines may not be able to pass on increases in fuel prices to their customers by increasing fares. If they pass on the higher costs, it may materially adversely affect demand for air travel, which would reduce revenues to our customers. In addition, airlines may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. Although fuel prices have been relatively stable, they have stabilized at prices significantly higher than historical averages. If fuel prices increase further, our lessees may incur higher costs or experience reduced revenues. Consequently, these conditions may:

•	increase the cost of travel and decrease the demand for aircraft travel;

•	affect our lessees’ ability to make rental and other lease payments;

•	result in lease restructurings and aircraft and engine repossessions;

•	increase our costs of servicing and marketing aircraft; and

•	impair our ability to re-lease the aircraft and other aviation assets or re-lease or otherwise dispose of the assets on a timely basis at favorable rates.

Factors such as natural disasters can significantly affect fuel availability and prices. Also the perception of a structural shortage in oil supplies that resulted in the 2008 oil price boom, resulting in fuel prices increasing to historical highs before declining substantially as a result of the 2008-09 global recession, poses a substantial risk to the airline industry. A return to 2008 historically high fuel prices that are not hedged appropriately could have a material adverse effect on airlines’ profitability and consequently, may materially adversely affect our lessees’ ability to make rental and other lease payments, result in lease restructurings and/or aircraft repossessions. Any of these events could materially adversely affect our business, financial condition or results of operations.

Our aircraft may not at all times be adequately insured either as a result of lessees’ failing to maintain sufficient insurance during the course of a lease or insurers not being willing to cover certain risks.

Hazards, such as aircraft accidents, collisions and fires are inherent in providing aircraft services and can cause personal injury and loss of life, severe damage to, and destruction of property, and equipment and suspension of operations. Our lessees attempt to protect themselves against potential losses through safety management systems and insurance coverage. However, insurance coverage is subject to deductibles and maximum coverage amounts. In addition, neither we nor our lessees carry insurance against all types of losses. We cannot ensure that the existing insurance coverage of our lessees will be sufficient to protect against all losses, that they will be able to maintain their existing insurance coverage in the future or that the premiums will not increase substantially.

We do not directly control the operation of any of our owned or committed aircraft. Nevertheless, because we hold title, directly or indirectly, to our aircraft, we could be sued and held strictly liable for losses resulting from the operation of our aircraft, or be held liable for those losses on other legal theories in certain jurisdictions around the world, or claims may be made against us as the owner of an aircraft requiring us to expend resources in our defense. As such, we may be exposed to potentially significant losses in the event that any of our aircraft is lost or subject to an accident or other disaster and significant costs related to claims, repairs or replacement of a damaged aircraft and its temporary or permanent loss from service are incurred. Such accidents or incidents may also create a negative public perception of the operations of the relevant lessee.

We require our lessees to obtain specified levels of insurance and indemnify us for, and insure us against, liabilities arising out of their use and operation of the aircraft, including third-party claims for death or injury to persons and damage to property for which we may be deemed liable. We also require our lessees to maintain public liability, property damage and hull all risks and hull war risks insurance on the aircraft at agreed-upon levels. Some lessees may fail to maintain adequate insurance coverage during a lease term, which, although in contravention of the lease terms, would necessitate our taking some corrective action, such as terminating the lease or securing insurance for the aircraft, either of which could adversely affect our financial results.

In addition, there are certain risks or liabilities that our lessees may face, for which insurers may be unwilling to provide coverage or the cost to obtain such coverage may be prohibitively expensive. For example, following the terrorist attacks of September 11, 2001, non-government aviation insurers significantly reduced the amount of insurance coverage available for claims resulting from acts of terrorism, war, dirty bombs, bio-hazardous materials, electromagnetic pulsing or similar events. At the same time, aviation insurers significantly increased the premiums for third-party war risk and terrorism liability insurance and coverage in general. As a result, the amount of third-party war risk and terrorism liability insurance that is commercially available at any time may be below the amount stipulated in our leases. Accordingly, although we anticipate that our lessees’ insurance or other coverage will be sufficient to cover most claims that could or will be asserted against us arising from the operation of our aircraft by our lessees, such insurance may not cover all claims. Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations, or the lack of available insurance or substantial increases in future premiums, could reduce the proceeds that would be received by us in the event that we are sued and are required to make payments to claimants, which could have a material adverse effect on our business, financial condition or results of operations.

There can be no assurance that we will complete the acquisition of any of the aircraft for which we have binding purchase commitments, which will impact the leases we have entered into for such aircraft, and we may experience delays in locating and securing attractive alternative investments or leasing opportunities.

As of June 30, 2014, we had 17 committed twin-engine widebody passenger aircraft consisting of 11 aircraft under purchase commitments with Airbus and six aircraft under a non-binding LOI with Boeing. On July 8, 2014, we converted our non-binding LOI for the purchase of six planes from Boeing to a signed purchase agreement with Boeing for the purchase of up to ten 777-300ER aircraft with an aggregate purchase value of $3.3 billion at current list prices, subject to customary closing conditions. In addition, on July 22, 2014, we signed a term sheet with Airbus for the purchase of up to 20 Airbus A330-900s, with an aggregate purchase value of $5.5 billion at current list prices, which term sheet is not binding until we receive board approval and definitive documentation is signed and will be subject to customary closing conditions. Delivery of aircraft under our purchase agreement with Boeing and our term sheet with Airbus is not expected to begin until 2016. We cannot assure you that we will acquire all of these aircraft because the acquisitions are subject to a variety of factors, such as, in the case of Airbus entering into definitive documentation with respect to our non-binding term sheet, or in each case the satisfaction of certain closing conditions, or because we are unable to maintain our financing sources or find new sources of financing. If we fail to meet commitments under one of our existing purchase contracts with airframe manufacturers, we may forfeit any deposit paid on that aircraft to that point. In addition, with respect to our purchase contracts with airframe and engine manufacturers, if we are in default under the relevant purchase contract, the seller would have the right to, among other things, suspend performance, reschedule the delivery date or terminate the relevant purchase contract, in each case with respect to any or all aircraft or engines, as applicable, under the relevant purchase contract. As of June 30, 2014, we have paid total deposits of approximately $321.8 million relating to 17 of these aircraft.

In addition, as of June 30, 2014, we had entered into binding contracts, with operators to lease 10 of our 17 committed aircraft. We currently hold security deposits for all of the binding contracts, either in the form of cash or a letter of credit. The performance of these leases is subject to a number of conditions, including, but not limited to, the satisfactory construction and testing of each new aircraft, the lessee’s ability to obtain pre-delivery authorizations and any necessary governmental and corporate licenses, consents, filings and approvals, and the lack of a casualty occurrence with respect to each aircraft. Under certain circumstances, we may incur unreasonable delays or other costs for failures to timely deliver aircraft. If, as described above, we do not complete the acquisition of the aircraft to be subject to such leases, then we will not be able to generate revenue under the relevant leases. The leasing of our remaining aircraft for which we have purchase commitments or non-binding term sheets (including the aircraft under the purchase agreement with Boeing and the non-binding term sheet with Airbus that we entered into in July) will depend on, among other things, in the case of Airbus, entering into definitive documentation, and in each case our ability to negotiate mutually satisfactory acquisition and leasing terms with the relevant lessees, to enter into binding purchase and sale agreements and lease agreements with lessees and, in some cases, to obtain financing for the acquisitions. Even if we do enter into binding purchase and sale agreements, we cannot assure you that the closing conditions under those agreements will be satisfied and that we will close on the acquisitions.

If we do not complete the purchase and lease transactions of any of the aircraft for which we have binding purchase commitments or non-binding LOIs or that we are otherwise reviewing within our anticipated time frame or at all, we may experience delays in locating and securing attractive alternative investments or leasing opportunities and will not achieve projected revenue or net income.

Factors that increase the risk of decline in aircraft value and achievable lease rates could have a material adverse effect on our business, financial condition, results of operation or growth prospects and on our ability to meet our obligations.

In addition to factors linked to the aviation industry generally discussed elsewhere in this “Risk Factors” section, other factors that may affect the value and achievable lease rates of our aircraft and other aviation assets include:

•	the particular maintenance, damage and operating history of the airframes and engines;

•	manufacturer and type of model of aircraft or engine, including the number of operators using that type of aircraft or engine;

•	whether an aircraft or other aviation asset is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

•	grounding orders or other regulatory action that could prevent or limit utilization of our aircraft;

•	the age of the aircraft and other aviation assets;

•	airworthiness directives and manufacturers’ service bulletins;

•	aircraft noise and emission standards;

•	any tax, customs, regulatory and other legal requirements that must be satisfied when an aircraft is purchased, sold or re-leased;

•	manufacturer support and availability of spare parts;

•	compatibility of aircraft configurations or specifications with other aircraft owned by operators of that type; and

•	decreases in the creditworthiness of lessees.

Any decrease in the values and achievable lease rates for commercial aircraft or other aviation assets that may result from the above factors or other unanticipated factors may have a material adverse effect on our business, financial condition, results of operation or growth prospects and our ability to meet our obligations.

Our aircraft require routine maintenance, and if they are not properly maintained, their value may decline and we may not be able to lease or re-lease such aircraft at favorable rates, which would materially adversely affect our business, financial condition, results of operation or growth prospects.

We may be exposed to increased maintenance costs for our aircraft associated with a lessee’s failure to properly maintain the aircraft. If an aircraft is not properly maintained, its market value may decline, which would result in lower revenues from its lease or sale. Our lessees are primarily responsible for aircraft maintenance and compliance with all end-user and governmental requirements applicable to the lessee and the aircraft, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. Our ability to determine the condition of an aircraft or whether the lessees are properly maintaining the aircraft will be limited to periodic inspections that we perform or that are performed on our behalf by third-party service providers or aircraft inspectors.

Failure of a lessee to perform required maintenance during the term of a lease could result in a decrease in value of an aircraft, an inability to re-lease an aircraft at favorable rates, or a potential grounding of an aircraft. Maintenance failures by a lessee would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft to an acceptable condition prior to re-leasing or sale.

Even if we are entitled to receive maintenance payments, these payments may not cover the entire expense of the scheduled maintenance they are intended to fund. In addition, maintenance payments typically cover only certain scheduled maintenance requirements and do not cover all required maintenance and all scheduled maintenance; however, any shortfall may be covered by the security deposit which we would also hold and could be applied against such additional repair cost. Furthermore, lessees may not meet their maintenance payment obligations or perform required scheduled maintenance. Certain of our leases also provide for full-life financial adjustments or redelivery of the aircraft to the extent that the aircraft is delivered in a different condition compared to the time of delivery (normal wear and tear excepted). Any failure by our lessees to meet their obligations to perform required scheduled maintenance, or any shortfall in any full-life financial adjustment, or our inability to maintain our aircraft could have a material adverse effect on our business, financial condition or results of operations. In addition, if any of our aircraft are not under a lease, we would be required to bear the entire cost of maintaining that aircraft and performing any required airworthiness directives, which could have a material adverse effect on our business, financial condition or results of operations.

We operate in a highly competitive lease market for investment opportunities in aircraft and other aviation assets.

The leasing and remarketing of commercial passenger aircraft is highly competitive. We compete with other aircraft leasing companies, including, among others, AerCap Holdings N.V. Air Lease Corporation, Aircastle Limited, Avolon Holdings Limited, AWAS Aviation Capital Limited, Bank of China Aviation, CDB Leasing, CIT Aerospace, FLY Leasing Limited and GE Commercial Aviation Services Limited (GECAS). We also may encounter competition from other entities that selectively compete with us, including:

•	financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices);

•	aircraft manufacturers;

•	special purpose vehicles formed for the purpose of acquiring, leasing, financing and selling aircraft;

•	public and private partnerships, investors and funds, including private equity and hedge funds;

•	aircraft brokers; and

•	airlines.

Competition for a leasing transaction is based principally upon lease rates, delivery dates, lease terms, reputation, management expertise, aircraft condition, specifications and configuration and the availability of the types of aircraft necessary to meet the needs of the customer. Some of our competitors have significantly greater operating and financial resources than we have. In addition, some competing aircraft lessors have a lower overall cost of capital and may provide financial services, maintenance services or other inducements to potential lessees that we cannot provide.

Competition in the purchase and sale of used aircraft is based principally on the availability of used aircraft, price, the terms of the lease to which an aircraft is subject and the creditworthiness of the lessee. As a result, if we fail to compete successfully on these factors, our business, financial condition or results of operation may be adversely affected.

We lease our aircraft to a limited number of customers.

As of June 30, 2014, our owned and contracted portfolio included 26 leases with 13 customers. Three of our lessees accounted for approximately 36% of our aircraft currently in service, based on net book value. Additionally, of these customers, six individually represented more than 10% of our consolidated revenues for the six months ended June 30, 2014: Air Namibia (17%); Alitalia (13%); Skymark Airlines (12%); Ethiopian Airlines (11%); Philippine Airlines (11%); and Sichuan Airlines (10%). Moreover, four customers individually represented more than 10% of our consolidated revenues for the year ended December 31, 2013: Alitalia (41%); Sichuan Airlines (12%); Thai Airways (15%); and Air Namibia (11%). In addition, we have placed nine of our ten contracted aircraft with only three airlines: Skymark Airlines (5); Cebu Pacific Air (2); and EVA Airways (2). For the year ended December 31, 2012, Alitalia, represented 91% of our consolidated revenues. Additionally, since June 30, 2014, we have delivered two of the five contracted Skymark Airlines aircraft. The fact that the lease agreements related to a significant percentage of our portfolio have been entered into with a small pool of lessees, most of which operate in emerging markets, increases the risk that an insolvency of a lessee might require a significant proportion of our aircraft to be remarketed. Failure to re-lease and/or sell a significant proportion of our aircraft repossessed from insolvent lessees on favorable terms or at all following such an insolvency or insolvencies would have a material adverse effect on our business, financial condition or results of operations.

There are a limited number of aircraft and engine manufacturers and the failure of any manufacturer to meet its aircraft and engine delivery obligations to us could materially adversely affect our business, financial condition or results of operations.

The supply of commercial passenger aircraft is dominated by two airframe manufacturers, Boeing and Airbus, and three engine manufacturers, GE Aircraft Engines, Rolls Royce and Pratt & Whitney. As a result, we are dependent on these manufacturers’ success in remaining financially stable, producing products and related components which meet the airlines’ demands and fulfilling their contractual obligations to us.

Should the manufacturers fail to respond appropriately to changes in the market environment or fail to fulfill their contractual obligations, we may experience:

•	missed or late delivery of aircraft and engines ordered by us and an inability to meet our contractual obligations to our customers, resulting in lost or delayed revenues, lower growth rates and strained customer relationships;

•	an inability to acquire aircraft and engines and related components on terms which will allow us to lease those aircraft and engines to customers at a profit, resulting in lower growth rates or a contraction in our aircraft portfolio;

•	a market environment with too many aircraft and engines available, creating downward pressure on demand for the aircraft and engines in our fleet and reduced market lease rates and sale prices;

•	poor customer support from the manufacturers of aircraft, engines and components resulting in reduced demand for a particular manufacturer’s product, creating downward pressure on demand for those aircraft and engines in our fleet and reduced market lease rates and sale prices for those aircraft and engines; and

•	reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and sale prices and may affect our ability to remarket or sell some of the aircraft and engines in our portfolio.

In the past both Boeing and Airbus have experienced delays in meeting deadlines when bringing new aircraft to market. As a recent example, in January 2013, the FAA announced an emergency airworthiness directive that required all U.S. Boeing 787 Dreamliner operators to temporarily cease operations of Boeing 787 Dreamliners to address the potential battery fire risk, and regulatory bodies in other jurisdictions followed suit. Although the FAA approved Boeing’s battery improvements and the aircraft were permitted to return to service in April 2013, an investigation focusing on the design and certification requirements of the battery system being conducted by the National Transportation Safety Board, or NTSB, continues. This event or other engineering, technical or other problems at the manufacturers that supply us, could have an adverse effect on our business.

Moreover, our purchase agreements with Boeing and Airbus and the leases we have signed with our customers for future lease commitments are all subject to cancellation clauses related to delays in delivery dates, and our ability to recover costs and expenses resulting from any such delay from the manufacturer may be limited by the terms of those purchase agreements. In addition, certain of our PDP Facilities include limits on delays in the delivery date of the related aircraft, and as a result we may be required to either obtain consent from the relevant lenders or refinance the relevant PDP Facility in connection with a manufacturer delay. Any manufacturer delays for aircraft that we have committed to lease could strain our relations with our customers, and cancellation of such leases by the lessees could have a material adverse effect on our business, financial condition or results of operations.

A new standard for lease accounting is expected to be effective in the future, but we are unable to predict the impact of such a standard at this time.

In August 2010, the Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board (“IASB”) issued an Exposure Draft on Lease Accounting (“Exposure Draft”) that proposes substantial changes to existing lease accounting that will affect all lease arrangements. Subsequent meetings of the joint committee of the FASB and the IASB have made further changes to the proposed lease accounting standard.

The FASB and the IASB issued a revised Exposure Draft in May 2013. The proposal did not include a proposed effective date; rather it stated that the feedback of interested parties would be considered and that the FASB and IASB are aware that the proposals affect almost every reporting entity and that the proposed changes to accounting for leases are significant.

In March 2014, the FASB and the IASB continued redeliberations of the proposals included in the May 2013 Exposure Draft, specifically discussing the following topics: (1) lessee accounting model, (2) lessor accounting model, (3) lessor Type A accounting, (4) lessee small-ticket leases, (5) lease term, and (6) lessee accounting: short-term leases. While the FASB and the IASB made tentative decisions on these items, they did not reach the same conclusions with respect to every item.

Under the current proposed accounting model, lessees will be required to record an asset representing the right to use the leased item for the lease term (the “Right-of-Use Asset”) and a liability to make lease payments. The Right-of-Use Asset and liability incorporate the rights arising under the lease and are based on the lessee’s assessment of expected payments to be made over the lease term. For Right-of-Use assets, the FASB supported a dual-model approach that would allow lessees to use a straight-line expense pattern for certain leases, whereas the IASB supported a single-model approach under which all leases would be treated as financing arrangements.

The FASB and the IASB tentatively agreed to make only minor modifications to the current lessor model. That is, lessors would consider criteria similar to the existing lease classification criteria under IAS 17 to determine the accounting from the lessor standpoint. However, the FASB and the IASB’s approaches differed as follows:

•	FASB approach—Type A leases that include a manufacturer’s profit would be precluded from immediate profit recognition unless control of the leased asset (as evaluated under the proposed revenue recognition standard) were transferred to the lessee.

•	IASB approach—Profit recognition should be accounted for in accordance with existing manufacturer or dealer-lessor guidance.

The FASB and the IASB continue to deliberate on the proposed accounting standard and there is no estimated date of issuance of the standard nor a proposed effective date. Currently, management is unable to assess what impact the adoption of the new finalized lease standard would have on the airline industry’s leasing arrangements or on our consolidated financial statements.

Under the current proposal, sale leaseback accounting will be more difficult to achieve and more sale leasebacks will be treated as financings by lessees, which may lead to fewer sale leaseback transactions by airlines.

From time to time, the aircraft industry may experience periods of oversupply during which lease rates and aircraft values may decline, and any future oversupply could materially adversely affect our business, financial condition or results of operations.

In the past, the business of leasing, financing and selling aircraft has experienced prolonged periods of equipment shortages and oversupply of aircraft. The oversupply of a specific type of aircraft typically depresses the lease rates for, and the value of, that type of aircraft. An increase in the global supply of aircraft without a commensurate increase in demand may have a material adverse effect on lease renewal rates and the value of our assets. The supply and demand for aircraft may be materially adversely affected by various cyclical and non-cyclical factors that are outside of our control, including:

•	passenger air travel demand;

•	increased supply due to the sale of aircraft portfolios;

•	fuel costs and general economic conditions;

•	geopolitical events, including war, prolonged armed conflict and acts of terrorism, including increased screening as a result thereof;

•	outbreaks of communicable diseases and natural disasters;

•	governmental regulation;

•	interest rates;

•	foreign exchange rates;

•	the cost and availability of credit;

•	airline restructurings and bankruptcies;

•	cancellations of orders for aircraft;

•	delays in delivery by manufacturers;

•	manufacturer production levels and technological innovation;

•	climate change initiatives, technological change, aircraft noise and emissions and other environmental laws and regulations, aircraft age limits and other factors leading to retirement and obsolescence of aircraft models;

•	manufacturers merging or exiting the industry or ceasing to produce aircraft types or encountering financial distress;

•	accuracy of estimates relating to future supply and demand made by manufacturers and lessees;

•	retirement and obsolescence of aircraft models;

•	increases in production rates from manufacturers;

•	new-entrant manufacturers producing additional aircraft models, or existing manufacturers producing newly engined aircraft models or new aircraft models, in competition with existing aircraft models;

•	reintroduction into service of aircraft previously in storage; and

•	airport and air traffic control infrastructure constraints.

During recent years, the airline industry has committed to a significant number of aircraft deliveries through order placements with manufacturers. In response, aircraft manufacturers have raised their production output. The increase in these production levels could result in an oversupply of aircraft if growth in airline traffic does not meet airline industry expectations. An oversupply of new aircraft could also adversely affect the rental rates for, and market values of, used aircraft.

These factors could produce sharp and prolonged decreases in aircraft lease rates and values and have a material adverse effect on our ability to lease or re-lease our aircraft and on our ability to sell such aircraft or aircraft parts at acceptable prices.

We are exposed to foreign currency risks, which may materially adversely affect us our business, financial condition or results of operations.

Our financial statements are presented in U.S. dollars and all of our lease agreements are denominated in U.S. dollars. Because certain of our expenses are incurred in Euros and Singapore Dollars, we are exposed to exchange rate and currency risks. In preparing our financial statements, we must convert all non-U.S. dollar financial results to U.S. dollars at varying rates of exchange. This may ultimately result in a currency gain or loss at the end of each fiscal period, the outcome of which we cannot predict. Furthermore, we may sometimes be required to make capital expenditures, or payments on debt, from revenues earned in other currencies. To the extent that the currency of our revenues weakens relative to the currency of our expenses, we are exposed to exchange rate losses.

Where appropriate, we will attempt to hedge our exposure to losses from fluctuations in exchange rates, but such hedges may not be effective and the impact of ineffective hedges impact our results of operations in each period in which the hedge is in existence. Losses from changes in the value of the Euro and Singapore Dollar relative to the U.S. dollar could materially affect our business, financial condition or results of operations.

We had net losses in the past and we may experience net losses in the future.

We had net income (loss) of $(4.8) million, $2.7 million and $(0.2) million for the six months ended June 30, 2014 and the years ended December 31, 2013 and 2012, respectively. We may have net losses in the future, and we cannot assure you that we will achieve profitability in future periods.

We may not have the ability to attract or retain skilled employees and key executives and the death, incapacity or departure of key officers could harm our business and negatively affect our financial condition and results of operations.

We believe our senior management team’s reputation, significant experience and relationships with lessees, manufacturers, buyers and financiers of aircraft are a critical element to the success of our business. We depend on the diligence, skill and network of business contacts of our management team. We believe there are only a limited number of available qualified executives in the aircraft industry, and we therefore have encountered, and will likely continue to encounter, intense competition for qualified employees from other companies in our industry. A failure to employ, or a loss of, a sufficient number of skilled employees or a loss of key executive officers could have a material adverse effect on our business, financial condition or results of operations. Our future success will depend, to a significant extent, upon the continued service of our senior management personnel, particularly Mr. Pray, our President and Chief Executive Officer, and our other senior officers, each of whose services are critical to the success of our business strategies. The employment agreements with Messrs. Pray and certain other key executives are scheduled to expire in April 2015. If we were to lose the services of any of the members of our senior management team, it could negatively affect our financial condition and results of operations.

We may incur significant costs in the event of aircraft repossession after a lessee default.

If, following a lessee default, we are unable to agree upon acceptable terms for a lease restructuring, we would then generally have the contractual right to repossess the aircraft and to exercise other remedies. However, upon repossession of an aircraft, we may not necessarily be able to export or deregister and profitably redeploy the aircraft, or exportation, deregistration or deployment may be difficult due to legal constraints in the jurisdiction in which the aircraft is registered or located at the time of repossession. We may also incur significant costs in retrieving or recreating an aircraft’s records required for registration and obtaining a certificate of airworthiness for the aircraft or engine. In addition, repossession, re-registration and flight and export permissions after a lessee default typically result in greater costs than those incurred when an aircraft is returned on a scheduled expiration of the lease agreement. These costs include legal expenses that could be significant, particularly if repossession is not consensual and facilitated by the lessee or if the lessee is contesting the proceedings or is in bankruptcy.

We may also incur substantial maintenance, refurbishment, repair or other operating costs that a defaulting lessee has failed to pay and that are necessary to re-lease or sell. Such costs, which can be substantial, include:

•	repair and maintenance costs payable to maintenance providers;

•	the costs of casualty, liability, war and political risk insurance and the liability costs or losses when insurance coverage has not been or cannot be obtained as required or is insufficient in amount or scope;

•	the costs of exporting, importing, storing, or operating an aircraft; airport taxes; customs duties; air navigation charges; landing fees; and similar governmental or quasi-governmental impositions; and

•	penalties and costs associated with the failure of lessees to keep an aircraft registered under all appropriate local requirements or obtain required governmental licenses, consents and approvals.

Delays resulting from repossession proceedings would also increase the period of time during which an aircraft does not generate rental revenue. Certain of our lessees are owned in whole or in part by government-related entities, which could complicate our efforts to repossess the relevant aircraft. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing or selling the affected aircraft. Any of these circumstances could have a material adverse effect on our business, financial condition or results of operations.

In addition, termination of the leasing of an aircraft as a result of a default by the lessee may have an impact on the debt financing of such aircraft. Such termination may require a mandatory prepayment of the debt in respect of the aircraft if the aircraft is not sold or re-leased after certain remarketing periods.

If our lessees fail to appropriately discharge aircraft liens, we may be obliged to pay the debts secured by aircraft liens, which could materially adversely affect our business, financial condition or results of operations.

In the normal course of business, liens that secure the payment of airport fees and taxes, custom duties, air navigation charges, landing charges, crew wages, repairer’s charges, salvage or other charges may, depending on the jurisdiction in question, attach to aircraft that we have leased. Aircraft may also be subject to mechanics liens as a result of routine maintenance performed by third parties on behalf of our lessees. Such liens may secure substantial sums; in certain jurisdictions and for certain types of liens (particularly fleet liens), the sums secured may exceed the value of the particular aircraft to which such liens have attached. Although the obligation to pay the amounts secured by such liens is the responsibility of the lessees, if they fail to fulfill their obligations, liens may attach to the aircraft leased from us. In some jurisdictions, such liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft. Until they are discharged, the liens described above could impair our ability to repossess, re-lease or resell our affected aircraft. We cannot assure you that our lessees will comply with their obligations under the leases to discharge liens arising during the terms of the leases. If they do not, we may, in some cases, find it necessary to pay the claims secured by such liens in order to repossess the aircraft, which could adversely affect our business, financial condition and results of operations.

Our operations are subject to extensive regulations which may increase our costs.

The aviation industry is regulated by various laws and regulations in the jurisdictions in which our lessees operate. The scope of such regulation includes infrastructure and operational issues relating to aircraft, maintenance and spare parts as well as safety and security requirements. We cannot fully anticipate all future changes to laws and regulations to which we and our lessees are subject and the possible impact of all such changes.

Aircraft are subject to regulations imposed by aviation authorities regarding aircraft maintenance and airworthiness. Laws affecting the airworthiness of aircraft generally are designed to ensure that all aircraft and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Aircraft manufacturers also may issue their own recommendations. Airworthiness directives and similar requirements typically set forth particular special maintenance actions or modifications to certain aircraft types or models that the owners or operators of aircraft must implement.

Each lessee generally is responsible for complying with airworthiness directives with respect to its aircraft and is required to maintain the aircraft’s airworthiness. To the extent that a lessee fails to comply with airworthiness directives required to maintain its certificate of airworthiness or other manufacturer requirements in respect of an aircraft or if the aircraft is not currently subject to a lease, we may have to bear the cost of such compliance. In limited circumstances, we have agreed to share with certain of our lessees the cost of obligations under airworthiness directives (or similar requirements).

In addition to these expenditures, significant new requirements with respect to noise standards, emission standards and other aspects of our aircraft or their operation could cause our costs to increase and could cause the value of our aircraft portfolio to decrease. Other governmental regulations relating to noise and emissions levels may be imposed not only by the jurisdictions in which the aircraft are registered, possibly as part of the airworthiness requirements, but also by other jurisdictions where the aircraft operate. In addition, most countries’ aviation laws require aircraft to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair. To the extent that our aircraft are off-lease or a lessee defaults in effecting such compliance, we are required to comply with such requirements at our expense.

We and our customers are subject to various environmental laws and regulations that may have a material adverse effect on our business, financial condition or results of operations.

Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant airframe is registered, and where the aircraft is operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition, the United States and the International Civil Aviation Organization (“ICAO”) have adopted a more stringent set of standards for noise levels which apply to engines manufactured or certified beginning in 2006.

In addition to more stringent noise restrictions, the United States, the EU and other jurisdictions have imposed or are beginning to impose more stringent limits on air emissions, including emissions of nitrogen oxide, carbon monoxide and carbon dioxide from engines. Our current engines, as well as any new engines we purchase, could be subject to existing or new emissions limitations or taxes or fees payable on our emissions. For example, the EU issued a directive in November 2008 to include aviation within the scope of its greenhouse gas emissions trading scheme, thereby requiring that all flights arriving, departing or flying within any EU country, beginning on January 1, 2012, comply with the scheme and surrender allowances for emissions, regardless of the age of the engine used in the aircraft. However, the EU’s directive is on hold through 2016 for flights operating fully or partly outside the EU in light of the ICAO’s effort to introduce a global program to reduce greenhouse gas emissions from aircraft.

This is an area of law that is rapidly changing and as of yet remains specific to certain jurisdictions. Over time, it is possible that governments will adopt additional regulatory requirements and/or market-based policies that are intended to reduce energy usage, emissions, and noise levels from aircraft. Such initiatives may be based on concerns regarding climate change, energy security, public health, local impacts, or other factors, and may also impact the global market for certain aircraft and cause behavioral shifts that result in decreased demand for air travel. These concerns could also result in greater limitations on the operation of our fleet, particularly aircraft equipped with less fuel-efficient engines. While we do not know at this time whether new emission control or other environmental laws or regulations will be passed, and if passed, what impact such laws or regulations might have on our business, any future emissions limitations or other environmental laws or regulations could materially adversely affect our business, financial condition or results of operations.

Failure to obtain certain required licenses, consents and approvals could materially adversely affect our ability to re-lease or sell aircraft, which would materially adversely affect our business, financial condition or results of operations.

Aircraft leases often require specific licenses, consents or approvals. These include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft. Subsequent changes in applicable law or administrative practice may increase or otherwise modify these requirements. In addition, governmental consent, once given, might be withdrawn. Furthermore, consents needed in connection with future re-leasing or sale of an aircraft may not be forthcoming. Any of these events could adversely affect our ability to re-lease or sell aircraft, which would materially adversely affect our business, financial condition or results of operations.

Airline reorganizations could impair our lessees’ ability to comply with their lease payment obligations to us.

In recent years, several airlines around the world have filed for protection under their local bankruptcy and insolvency laws, and certain airlines have gone into liquidation. Any further bankruptcies, liquidations, consolidations or reorganizations may result in aircraft becoming available for lease or purchase at reduced lease values or acquisition prices, and may reduce the number of potential lessees and operators of particular models of aircraft, either of which would result in inflated supply levels and consequently decreased aircraft values for any such models and lease rates in general. Historically, some airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and encourage continued customer loyalty. Bankruptcies and reorganizations may lead to the grounding or abandonment of significant numbers of aircraft, rejection or other termination of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values. In addition, requests for labor concessions may result in significant labor disputes involving strikes or slowdowns or may otherwise adversely affect labor relations, thereby worsening the financial condition of the airline industry and further reducing aircraft values and lease rates.

To the extent that a significant number of our leases are rejected by an airline customer in a reorganization and we are unable to release such aircraft in a timely manner on commercially reasonable terms, our results of operations and financial condition, cash flow would be materially adversely affected.

If the effects of terrorist attacks and geopolitical conditions continue to materially adversely affect the financial condition of the airlines, our lessees might not be able to meet their lease payment obligations, which would adversely affect our business, financial condition or results of operations.

As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures have increased, passenger demand for air travel decreased and operators have faced and continue to face increased difficulties in acquiring war risk and other insurance at reasonable costs. In addition, war or armed hostilities, or the fear of such events could further exacerbate many of the problems experienced as a result of terrorist attacks. Uncertainty regarding the situation in Ukraine, Iraq, Syria, the Israeli / Palestinian conflict, tension over the nuclear programs of Iran and North Korea, and recent political instability in North Africa and the Middle East may lead to further instability in these regions. Future terrorist attacks, war or armed hostilities, or the fear of such events, could further adversely affect the aviation industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft values and rental rates, and may lead to lease restructurings or repossessions, all of which could adversely affect our financial results.

Concerns about terrorist attacks and adverse geopolitical events could also result in:

•	higher costs to the airlines due to the increased security measures;

•	decreased passenger demand and revenue due to the inconvenience of additional security measures;

•	uncertainty of the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges under current market conditions;

•	higher financing costs and difficulty in raising the desired amount of proceeds on favorable terms, if at all;

•	significantly higher costs of aviation insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, and the extent to which such insurance has been or will continue to be available;

•	inability of airlines to reduce their operating costs and conserve financial resources, taking into account the increased costs incurred as a consequence of terrorist attacks and geopolitical conditions, including those referred to above; and

•	special charges recognized by some operators, such as those related to the impairment of aircraft and engines and other long lived assets stemming from the grounding of aircraft as a result of terrorist attacks, the economic slowdown and airline reorganizations.

Future terrorist attacks, acts of war or armed hostilities may cause certain aviation insurance to become available only at significantly increased premiums, which may only provide reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage currently required by aircraft lenders and lessors or by applicable government regulations, or to not be available at all.

Although the Aircraft Transportation Safety and System Stabilization Act adopted in the United States on September 22, 2001 and similar programs instituted by the governments of other countries provide for limited government coverage under government programs for specified types of aviation insurance, these programs may not continue and governments may not pay under these programs in a timely fashion.

Future terrorist attacks, acts of war or armed hostilities are likely to cause our lessees to incur higher costs and to generate lower revenues, which could result in a material adverse effect on their financial condition and liquidity. Consequently, these conditions may affect their ability to make rental and other lease payments to us or obtain the types and amounts of insurance required by the applicable leases, which may in turn lead to aircraft groundings, may result in additional lease restructurings and repossessions, may increase our cost of re-leasing or selling the aircraft and may impair our ability to re-lease or otherwise dispose of them on a timely basis at favorable rates or on favorable terms, if at all, and may reduce the proceeds received for our aircraft upon any sale. These results could materially adversely affect our business, financial condition or results of operations.

The effects of epidemic diseases and natural disasters, such as extreme weather conditions, floods, earthquakes and volcano eruptions may materially adversely affect the airline industry in the future, which might cause our lessees to not be able to meet their lease payment obligations to us, which would materially adversely affect our business, financial condition or results of operations.

The outbreak of epidemic diseases, such as SARS, H1N1 and Ebola, could materially and adversely affect passenger demand for air travel. Similarly the lack of air travel demand and/or the inability of airlines to operate to or from certain regions due to severe weather conditions and natural disasters including floods, earthquakes and volcano eruptions could impact the financial health of certain airlines, including our lessees. These consequences could result in our lessees’ inability to satisfy their lease payment obligations to us, which in turn would materially adversely affect our business, financial condition or results of operations. Additionally the potential reduction in air travel demand could result in lower demand for aircraft and consequently lower market values that would materially adversely affect our ability to sell certain of our aircraft or re-lease other aircraft at favorable rates.

A cyber-attack that bypasses our information technology, or IT, security systems, causing an IT security breach, may lead to a material disruption of our IT systems and the loss of business information which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.

Parts of our business depend on the secure operation of our computer systems to manage, process, store, and transmit information associated with aircraft leasing. A cyber-attack could adversely impact our daily operations and lead to the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cyber-security, our resources and technical sophistication may not be adequate to prevent all types of cyber-attacks.

We are subject to tax and other legal compliance risks.

Our future effective tax rates could be adversely affected by changes in tax laws, both domestically and internationally. From time to time, the Irish government, U.S. Congress and other governments consider legislation that could increase our effective tax rates. We cannot determine whether, or in what form, legislation will ultimately be enacted or what the impact of any such legislation would be on our profitability. If these or other changes to tax laws are enacted, our profitability could be negatively impacted.

Our future effective tax rates could also be adversely affected by changes in the valuation of our deferred tax assets and liabilities, changes in the mix of earnings in countries with differing statutory tax rates, the ultimate repatriation of earnings from foreign subsidiaries to the United States, or changes in tax treaties, regulations, accounting principles or interpretations thereof in one or more countries in which we operate. In addition, we are subject to the potential examination of our income tax returns by the Irish Revenue Commissioners, the U.S. Internal Revenue Service (“IRS”) and other tax authorities where we file tax returns. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance that such examinations will not have a material adverse effect on our business, financial condition and results of operations.

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could result in a significantly greater U.S. federal income tax liability and adverse tax consequences to non-U.S. investors in the shares.

Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a partnership organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if partners of the acquired partnership, by reason of owning interests in the acquired partnership, own at least 80% of (either the voting power or the value of) the stock of the acquiring corporation after the acquisition. If Section 7874 were to apply to us as a result of the Reorganization Transactions, then, among other things, we, as the acquiring corporation, would be subject to U.S. federal income tax on our worldwide taxable income as if we were a domestic corporation. In addition, non-U.S. investors would generally become subject to 30% U.S. federal withholding tax on any dividends on the shares and/or 30% withholding in connection with the U.S. Foreign Account Tax Compliance Act (“FATCA”) on any dividends on, and gross proceeds from the sale or other disposition of, the shares. In light of the fact that over 40% of the interests in Intrepid Holdings have been held by Centerbridge through a Luxembourg corporation from the time Centerbridge first invested in Intrepid Holdings and will remain held by such corporation (as our subsidiary), we believe that the applicable 80% ownership threshold will not be met. Accordingly, we further believe, and intend to take the position that, we are not subject to Section 7874 as a result of the Reorganization Transactions. However, there can be no assurance that the IRS will agree with this conclusion, and we have not sought a ruling from the IRS on this issue. Furthermore, there have been proposals to expand the scope of U.S. corporate tax residence and there could be prospective or retroactive changes to Section 7874 that could result in us being treated as a domestic corporation.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors in the shares.

Based on our expected operations, composition of assets, market capitalization (which will fluctuate from time to time) and an active leasing exception in the applicable Treasury Regulations, we do not expect that we will be classified as a PFIC for the current taxable year or for the foreseeable future. However, the active leasing exception requires, in part, that our leasing subsidiaries through their own employees located in a foreign country perform substantial activities in connection with their leasing activities. Although there is no definitive guidance addressing the meaning of substantial activities of this sort, we believe the term should include activities of the nature and degree conducted by Intrepid Aviation Management Ireland Limited, such as the marketing and lease negotiations, portfolio management, finance, and legal and accounting activities that are performed by its employees located in Ireland. Whether our leasing subsidiaries will qualify for this exception for any given year, however, is uncertain. In addition, the determination of whether we are a PFIC is made annually, after the close of the relevant taxable year. In light of the uncertainty regarding our expectations and the application of the active leasing exception, it is possible that we could be classified as a PFIC for the current taxable year or in any future taxable year. If we were a PFIC for any year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company.”

We may have to pay U.S. federal income tax on U.S.-source gross international aircraft income, which would reduce our net income and cash flows.

Under applicable income tax treaties and Section 883 of the Code, a foreign corporation will be subject to U.S. federal income taxation on its U.S.-source international aircraft income, unless it meets certain requirements for an exemption. Although we do not currently expect to realize a significant amount of U.S.-source international aircraft income, this may change in the future. In such case, if we and our subsidiaries did not qualify for any exemptions, 50% of the gross international aircraft income attributable to transportation beginning or ending, but not both beginning and ending, in the United States would be subject to a 4% tax without allowance for deductions.

We may become subject to taxes in Bermuda after March 31, 2035, which may have a material adverse effect on our financial condition.

The Minister of Finance of Bermuda, under the Exempted Undertaking Tax Protection Act 1966, as amended, has exempted us and our Bermuda-domiciled subsidiaries from all local income, withholding and capital gains taxes until March 31, 2035. At the present time, none of these taxes are levied in Bermuda. We cannot assure you that we will not be subject to any Bermuda tax after March 31, 2035.

We may become subject to income or other taxes in the jurisdictions in which our aircraft operate, where our lessees are located or where we perform certain services which would materially adversely affect our business.

Most of our non-U.S. subsidiaries are subject to the income tax laws of Ireland based on their residency for tax purposes. In addition, they may be subject to income or other taxes in other jurisdictions by reason of their activities and operations or those of our service providers, where our aircraft operate or where the lessees of our aircraft (or others in possession of our aircraft) are located. We generally require our lessees to indemnify us for any taxes arising from aircraft operations. However, if such taxes are imposed, our leases may become less profitable for our lessees, resulting in their termination or non-renewal, or our lessees may fail to indemnify us or otherwise default under the lease. The imposition of taxes by these other jurisdictions could materially adversely affect our business.

The tax liabilities of our Irish-resident subsidiaries would be higher than what we would expect if any such companies were considered not to be carrying on a trade in Ireland for the purposes of Irish law, or do not meet the qualifying conditions to be taxed in accordance with the Section 110 regime, whichever is relevant.

Most of our non-U.S. subsidiaries are subject to Irish corporation tax on income based on the fact that they are managed and controlled in Ireland. Under Irish tax law, net trading income is taxed at the rate of 12.5%, non-trading income is taxed at the rate of 25% and capital gains are taxed at the rate of 33%.

Furthermore, it is anticipated that some of our Irish-resident subsidiaries will successfully elect to be taxed in Ireland in accordance with Section 110 of the Taxes Consolidation Act 1997 (the “Section 110 regime”). A company must satisfy a number of qualifying conditions to be taxed in accordance with the Section 110 regime. These include requirements that the company be tax resident in Ireland, invest only in qualifying assets (including aircraft and leases) and only enter into transactions (with certain exceptions relating to the payments of interest) by way of bargains made at arm’s length. In calculating their taxable profits in accordance with the Section 110 regime, our Irish-resident subsidiaries should, in addition to general operating expenses, be entitled to deduct tax depreciation and profit participating interest payments provided certain conditions are met. A special 25% corporation tax rate applies to companies taxable in accordance with the Section 110 regime. There can be no assurance that our Irish-resident subsidiaries will continue to meet the qualifying conditions to be taxed in accordance with the Section 110 regime and to obtain deductions for tax depreciation and profit participating interest as it depends on the particular facts and circumstances in each case. If any of those subsidiaries fail to continue to meet the qualifying conditions to be taxed in accordance with the Section 110 regime and to obtain deductions for tax depreciation and profit participating interest then they could be subject to additional Irish tax liabilities, which could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. As of June 30, 2014, after giving effect to this offering and the use of proceeds therefrom, our total debt was approximately $1,580.6 million.

Subject to the limits contained in our existing debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. Due to the capital intensive nature of our business and our growth strategy, we expect that we will incur additional indebtedness in the future. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could adversely affect our financial condition by, for example:

•	making it more difficult for us to satisfy our obligations with respect to our existing debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings may be at variable rates of interest in the future;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the agreements governing our existing indebtedness contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest, including our ability to incur or guarantee additional indebtedness. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the notes. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations.

We are dependent upon dividends from our subsidiaries to meet our financial obligations.

We are a holding company and our principal assets are the equity interests we hold in our subsidiaries, which own, either directly or indirectly through their subsidiaries, the aircraft in our portfolio. As a result, we depend on dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our existing subsidiaries are legally distinct from us and may be significantly restricted from paying dividends or otherwise making funds available to us pursuant to the agreements governing their financing arrangements. If we are unable to comply with the financial and other covenants contained in these agreements, then the amounts outstanding under these debt facilities may become immediately due and payable, cash generated by aircraft financed through these facilities may be unavailable to us and/or we may be unable to draw additional amounts under these facilities. The events that could cause some of our subsidiaries to be noncompliant under their loan agreements, such as a lessee default, may be beyond our control, but they nevertheless could have a substantial adverse impact on the amount of our cash flow available to fund working capital, make capital expenditures and satisfy other cash needs. For a description of the operating and financial restrictions in our debt facilities, see “Description of Indebtedness.” In addition, their ability to make payments to us will also depend on their earnings, business, tax considerations and legal restrictions.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. In addition, as of June 30, 2014, we have committed to purchase 17 aircraft which will be delivered between 2014 and 2018. In order to complete the acquisitions of these aircraft, we must secure financing for such aircraft, which will result in the incurrence of additional indebtedness in the future.

Although the instruments governing our existing indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. If we incur new debt, the related risks that we now face could intensify.

The terms of our indebtedness may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The instruments governing our indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur or guarantee additional indebtedness and issue disqualified stock or preferred stock;

•	pay dividends on or repurchase certain equity interests or prepay subordinated indebtedness;

•	enter into transactions with affiliates;

•	sell, transfer or otherwise dispose of certain assets;

•	alter our lines of business; or

•	consolidate, merge, sell or otherwise dispose of substantially all of our assets.

We may also incur additional debt in the future that has similar or additional restrictions on us. A breach of any such covenants or restrictions could result in an event of default under one or more instruments governing our existing or future indebtedness. Such default may allow the creditors to accelerate such indebtedness and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. In addition, our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of our financing.

Risks Related to Our Common Shares and this Offering

We are controlled by investment funds managed by Reservoir and Centerbridge, whose interests in our business may be different from yours.

After giving effect to the Reorganization Transactions and the sale of common shares in this offering, and assuming the common shares are offered at $        per share (the midpoint of the estimated price range set forth on the cover of this prospectus), Reservoir will own approximately         million shares, or     %, of our outstanding common shares and Centerbridge will own approximately         million shares, or     %, of our outstanding common shares. Reservoir and Centerbridge will, for the foreseeable future, have significant influence over our reporting and corporate management and affairs, and will be able to control virtually all matters requiring shareholder approval. Reservoir and Centerbridge are able to, subject to applicable law, and the voting arrangements with management described in “Certain Relationships and Related Party Transactions,” designate a majority of the members of our board of directors and control actions to be taken by us and our board of directors, including amendments to our memorandum of association and bye-laws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and our rules and regulations, to issue additional shares, implement stock repurchase programs, declare dividends and make other decisions.

It is possible that the interests of Reservoir and Centerbridge may in some circumstances conflict with our interests and the interests of our other shareholders, including you. In addition, this concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders, such as a change of control transaction that would result in the payment of a premium to our other shareholders and ultimately might affect the market price of our common shares.

Reservoir and Centerbridge have the right to, and have no duty to abstain from exercising such right to, engage or invest in the same or similar businesses as us.

Reservoir and Centerbridge have other business activities in addition to their ownership of us. Reservoir and Centerbridge have the right to, and have no duty to abstain from exercising such right to, engage or invest in the same or similar businesses as us, do business with any of our customers, partners or vendors, or employ or otherwise engage any of our officers, directors or employees. If Reservoir or Centerbridge or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our shareholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of one of Reservoir or Centerbridge acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty to us and is not liable to us if such sponsor pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

We are a “controlled company” within the meaning of the New York Stock Exchange listing requirements and as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements. You will not have the same protection afforded to shareholders of companies that are subject to such corporate governance requirements.

Because of the aggregate voting power held by certain affiliates of Reservoir and Centerbridge and certain members of management, we are considered a “controlled company” for the purposes of the New York Stock Exchange listing requirements. As such, we are exempt from the corporate governance requirements that our board of directors, our compensation committee and our nominating and corporate governance committee meet the standard of independence established by those corporate governance requirements. The independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors.

Following this offering, we intend to utilize these exemptions afforded to a “controlled company.” Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

If you purchase common shares in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common shares will be substantially higher than the net tangible book value per share of our common shares. Therefore, if you purchase common shares in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding options, you will incur further dilution. Based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $         per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. In addition, purchasers of common shares in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our shares, but will own only approximately     % of our common shares outstanding after this offering.

An active trading market for our common shares may not develop.

Prior to this offering, there has been no public market for our common shares. The initial public offering price for our common shares will be determined through negotiations with the underwriters. Although we intend to apply to have our common shares listed on the New York Stock Exchange, an active trading market for our common shares may never develop or be sustained following this offering. If an active market for our common shares does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

The price of our common shares may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common shares in this offering.

Our share price is likely to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common shares at or above the initial public offering price. The market price for our common shares may be influenced by many factors, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. We intend to use the net proceeds from this offering to continue to purchase aircraft currently with Boeing and Airbus, and general corporate purposes to support continued growth. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common shares to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

You may be diluted by the future issuance of additional common shares in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately         million authorized but unissued common shares. Our memorandum of association and Bye-laws, to become effective upon the closing of this offering, authorize us to issue these common shares and options, warrants and rights to purchase common shares for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under our 2014 Incentive Award Plan, including             . See “Executive Compensation—2014 Incentive Award Plan.” Any common shares that we issue, including under our 2014 Incentive Award Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common shares in this offering.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common shares to drop significantly, even if our business is doing well.

Sales of a substantial number of common shares in the public market, or the perception in the market that the holders of a large number of shares intend to sell common shares, could reduce the market price of our common shares. After giving effect to the Reorganization Transactions and the sale of common shares in this offering, we will have outstanding         common shares based on the investor interests of Intrepid Aviation Group Holdings, LLC outstanding as of                     , 2014. This includes the common shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing shareholders. The remaining         common shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after this offering.

Moreover, after this offering, holders of an aggregate of common shares will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. We also intend to register all common shares that we may issue under our equity compensation plans. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common shares less attractive if we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the rules of the Securities and Exchange Commission implementing Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the Securities and Exchange Commission’s rules implementing Section 302 and 404 of the Sarbanes-Oxley Act of 2002, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

If we fail to effectively manage our growth, our future business results could be harmed and our managerial and operational resources may be strained.

In connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2013, management concluded that certain controls over financial reporting did not operate as designed, which resulted in a material weakness in the areas of accounting for debt arrangements, interest expense and interest rate swaps. The Company did not properly identify, value and record derivative financial instruments or features entered into in connection with financing transactions that may require separate accounting in the consolidated financial statements.

The Company is actively engaged in the development and implementation of the following remediation plan to address such material weakness:

•	enhanced accounting policies over debt, and derivatives and hedging;

•	implementation of processes to improve overall efficiency and accuracy of accounting for debt arrangements, interest rate swaps and hedge accounting;

•	assignment of dedicated and experienced technical resources at the Company with the responsibility of strengthening corporate oversight over financial reporting and enhancing controls associated with complex accounting matters; and

•	hiring additional qualified personnel and continue to evaluate the adequacy of our accounting personnel staffing level.

This remediation plan is intended to ensure that the key controls over the financial reporting oversight process are operating effectively and are sustainable.

In addition, once we are a public company, our management and other personnel will need to devote a substantial amount of time to compliance initiatives applicable to public companies, including compliance with Section 404 and the evaluation of the effectiveness of our internal controls over financial reporting within the prescribed timeframe. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal controls over financial reporting. We may discover additional deficiencies in existing systems and controls that we may not be able to remediate in an efficient or timely manner, which could cause investors to lose confidence in our financial information or cause the market price of our common shares to decline.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our common shares, our share price and trading volume could decline.

The trading market for our common shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our common shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our share performance, or if our target animal studies and operating results fail to meet the expectations of analysts, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

The memorandum of association and bye-laws, as well as Bermuda law contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common shares.

Our bye-laws authorize our board of directors to issue preferred shares without shareholder approval. If our board of directors elects to issue preferred shares, it could be more difficult for a third party to acquire us. In addition, some provisions of our bye-laws could make it more difficult for a third party to acquire control of Intrepid, even if the change of control would be beneficial to our common shareholders, including provisions which:

•	limit the removal and replacement of directors;

•	limit the ability of shareholders to increase the number of directors;

•	establish preemptive rights; and

•	establish advance notice and certain information requirements for nominations for election to our board of directors.

As a result of these provisions, shareholders may be limited in their ability to obtain a premium for their shares. See “Description of Share Capital” for a discussion of these provisions.

You may have difficulty enforcing in Bermuda courts judgments of United States courts against us.

We are organized pursuant to the laws of Bermuda. In addition, it is anticipated that some or all of our directors and officers will reside outside the United States, and all or a substantial portion of our assets and their assets are or may be located in jurisdictions outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon those persons or us or to recover against them or us on judgments of United States courts, including judgments predicated upon civil liability provisions of the United States federal securities laws.

We have been advised that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. We have been advised that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

Our shareholders may have more difficulty protecting their interests than shareholders of a U.S. corporation.

The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under Bermuda law. However, Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of a company to remedy a wrong done to a company where the act complained of is alleged to be beyond the corporate power of a company, is illegal or would result in the violation of that company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action.

There are regulatory limitations on the ownership and transfer of our common shares.

Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act and the Bermuda Investment Business Act 2003, which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority must approve all issues and transfers of shares of a Bermuda exempted company. However, the Bermuda Monetary Authority has, pursuant to its statement of June 1, 2005, given its general permission under the Exchange Control Act 1972 (and related regulations) for the issue and free transfer of our common shares to and among persons who are non-residents of Bermuda for exchange control purposes as long as the shares are listed on an appointed stock exchange, which includes the New York Stock Exchange. This general permission would cease to apply if we were to cease to be listed on the New York Stock Exchange.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that are intended to enhance the reader’s ability to assess our future financial and business performance. These statements are based on the beliefs and assumptions of our management and are subject to risks and uncertainties. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not about historical facts, including statements concerning our possible or assumed future actions or results of operations are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent our beliefs, expectations or estimates concerning future operations, strategies, financial results or performance, prospects, financings, acquisitions, expenditures or other developments and anticipated trends and competition in the markets in which we operate. In particular, under “Prospectus Summary—Summary Financial and Other Data,” we present certain estimates regarding our annual total contracted revenue from owned aircraft and our annual total contracted revenue from owned and contracted aircraft. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “would,” “could,” “seeks,” “plans,” “scheduled,” “assumes,” “predicts,” “contemplates,” “continue,” “anticipates” or “intends” or, in each case, their negative, or other variations and similar expressions.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of this date hereof. You should understand that the following important factors, in addition to those discussed in “Risk Factors” and elsewhere in this prospectus, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

•	our inability to obtain financing on favorable terms, if required, to complete the acquisition of sufficient aircraft as currently contemplated or to fund the operations and growth of our business;

•	the economic condition of the global airline industry;

•	decreases in the overall demand for commercial aircraft leasing;

•	impaired financial condition and liquidity of our lessees;

•	the ability of our lessees and potential lessees to make operating lease payments to us;

•	our inability to make acquisitions of, or to lease or re-lease, aircraft on favorable or expected terms;

•	our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses;

•	competitive pressures within the industry;

•	regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes;

•	potential epidemic diseases, natural disasters and similar events and the amount of our insurance coverage, if any, relating thereto; and

•	the other risks identified in this prospectus including, without limitation, those under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

The risks described in “Risk Factors” are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect our business, financial condition or results of operations. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. In addition, as described under “Market and Industry Data,” the forward-looking statements contained herein regarding market size and changes in markets are subject to various estimations and uncertainties. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. Forward-looking statements speak only as of the date they were made, and, except to the extent required by law, we undertake no obligation to update or to review any forward-looking statement because of new information, future events or other factors. Forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

MARKET AND INDUSTRY DATA

This prospectus contains estimates and projections regarding market and industry data that were obtained from our own internal estimates and research, as well as third-party sources such as market research, consultant surveys, publicly available information and industry publications and surveys. Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. Similarly, internal company estimates and research, including estimates of future performance, while believed by us to be reliable, have not been verified by any independent sources, and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Additionally, estimates of future performance reflect various assumptions made by us that may or may not prove accurate, as well as the exercise of a substantial degree of judgment by management as to the scope and presentation of such information. No representations or warranties are made as to the accuracy of such statements or estimates of anticipated performance. Actual results achieved during projection periods may differ substantially from those projected.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of             common shares in this offering will be approximately $        million (or $        million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discount and estimated offering expenses payable by us, by approximately $        million, assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds from this offering to continue to purchase aircraft, currently with Boeing and Airbus, and general corporate purposes to support continued growth.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We may find it necessary or advisable to use the net proceeds for other purposes. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering.

DIVIDEND POLICY

We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends on our common shares in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant. In addition, our existing indebtedness restricts our ability to pay dividends, and our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. See “Description of Indebtedness.” In addition, pursuant to Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

REORGANIZATION

Intrepid Aviation Limited is a Bermuda exempted company incorporated with limited liability on July 29, 2014 solely for purposes of effectuating our initial public offering. Currently, Intrepid Aviation Limited has a nominal issued share capital, all of which is beneficially owned by                     , and has engaged in operations and activities incidental to its formation, the Reorganization Transactions and the initial public offering of our common shares. Intrepid Aviation Limited will have only nominal assets and no liabilities prior to the Reorganization Transactions.

Intrepid Aviation Group Holdings, LLC was organized as a Delaware limited liability company on November 23, 2011. All investor interests of Intrepid Holdings outstanding immediately prior to the the completion of this offering will be transferred, directly or indirectly, to Intrepid Aviation Limited in exchange for shares of Intrepid Aviation Limited. Accordingly, Intrepid Aviation Limited intends to enter into a share exchange agreement with the direct or indirect interest holders of Intrepid Holdings pursuant to which each interest holder will transfer, directly or indirectly, all of its outstanding investor interests of Intrepid Holdings to Intrepid Aviation Limited in exchange for the issuance by Intrepid Aviation Limited of an aggregate of             of its common shares, assuming an initial public offering price of $            , the midpoint of the price range on the cover of this prospectus, prior to consummation of this offering. Upon the transfer of Intrepid Holdings’ investor interests, directly or indirectly, to Intrepid Aviation Limited, and the corresponding issue of common shares to the investor interest holders by Intrepid Aviation Limited, Intrepid Aviation Group Holdings, LLC will become an indirect, wholly—owned subsidiary of Intrepid Aviation Limited. In this prospectus, we refer to these transactions as the “Reorganization Transactions.”

The number of common shares of Intrepid Aviation Limited to be issued to the direct or indirect interest holders of Intrepid Holdings in the Reorganization Transactions will be determined in accordance with the provisions of the Second Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”), dated February 19, 2013, and as amended on August 1, 2013, among Reservoir Intrepid Investors, LLC, CB-INA Acquisition, LLC, Franklin Pray, Volker Fabian, John Shavinsky, Brian Rynott, Thomas Schmid and Olaf Sachau and the Company.

The effectiveness of the Reorganization Transactions is a condition to the consummation of this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014, as follows:

•	on an actual basis;

•	on a pro forma basis to reflect (1) the exchange of all outstanding investor interests of Intrepid Holdings for common shares of Intrepid Aviation Limited prior to consummation of this offering and (2) the filing of our memorandum of increase of share capital prior to the closing of this offering; and

•	on a pro forma as adjusted basis to give further effect to our issuance and sale of common shares in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of June 30, 2014
	Actual	Pro Forma		Pro Forma As Adjusted
(in thousands, except unit and share numbers)		(unaudited)		(unaudited)
Unrestricted Cash	$50,802	$		$
Restricted Cash	57,794

Total debt:
Secured credit facilities, net	1,280,644
Senior unsecured notes	300,000

Members’ equity:
Investor interests, actual	484,209		—		—
Capital contributions receivable	(1,356)		—		—
Accumulated deficit	(41,665)

Total members’ equity (deficit)	$441,188		—		—

Shareholders’ equity:
Common shares, par value $ per share. No shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid in capital	—
Total shareholders’ equity (deficit)	—

Total capitalization	$2,021,832	$		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid in capital, total shareholders’ equity (deficit) and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid in capital, total shareholders’ equity (deficit) and total capitalization by approximately $         million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per common share after this offering.

Our pro forma net tangible book value as of June 30, 2014 was $         million, or $         per common share. Pro forma net tangible book value per share represents net tangible book value, divided by the number of common shares outstanding as of June 30, 2014, after giving effect to the exchange of all outstanding investor interests of Intrepid Aviation Group Holdings, LLC for common shares of Intrepid Aviation Limited in the Reorganization Transactions, but not reflecting this offering.

After giving further effect to the sale of             common shares in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2014 would have been approximately $         million, or approximately $        per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing shareholders and an immediate dilution of approximately $         per share to new investors in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid per common share. The following table illustrates this dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of June 30, 2014, after giving effect to the Reorganization Transactions
Increase per share attributable to new investors
Pro forma as adjusted net tangible book value per share as of June 30, 2014, after giving effect to this offering

Dilution per share to new investors in this offering	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $        , and the dilution per share to new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $         per share and decrease (increase) the dilution to new investors by approximately $         per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional common shares in full, the pro forma as adjusted net tangible book value after this offering would be $         per share, and the dilution per share to new investors would be $         per share, in each case assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes on the pro forma as adjusted basis described above, as of June 30, 2014, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing shareholders and new investors paid. The calculation below is based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors

Total		100%			100%

The foregoing tables and calculations exclude             common shares reserved for future issuance under our 2014 Incentive Award Plan.

If the underwriters exercise their option to purchase additional common shares in full:

•	the percentage of common shares held by existing shareholders would decrease to approximately % of the total number of common shares outstanding after this offering; and

•	the number of shares held by new investors would increase to , or approximately % of the total number of common shares outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The tables below present selected financial data as of and for the periods indicated. You should read the information below in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus, as well as the sections entitled “Summary Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

The selected historical consolidated statements of operations data and statements of cash flow data for the years ended December 31, 2013 and 2012 and selected balance sheet data as of December 31, 2013 and 2012 have been derived from our historical audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated statements of operations data and statements of cash flow data for the six months ended June 30, 2014 and 2013 and selected balance sheet data as of June 30, 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We believe that our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting of only normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for such periods. Historical results are not necessarily indicative of the results to be expected for future periods and operating results for the six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the full year.

We have elected to adopt the reduced disclosure requirements available to emerging growth companies, including only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure.

	Six Months Ended June 30,		Fiscal Year Ended December 31,
	2014	2013	2013	2012
(in thousands)	(unaudited)
Consolidated Statements of Operations Data:
Revenues
Rental income	$73,153	$9,448	$46,017	$20,566

Total revenue	73,153	9,448	46,017	20,566

Operating expenses:
Selling, general and administrative expenses	11,459	6,952	16,052	14,002
Depreciation	23,182	3,491	15,669	6,866
Loss (gain) on disposal of aircraft		—	—	(289)
Other operating expenses(1)	2,041	1,955	3,079	301

Total operating expenses	36,682	12,398	34,800	20,880

Operating income (loss)	36,471	(2,950)	11,217	(314)

Other income (expense)(2)
Interest expense	(28,553)	—	(7,296)	—
Gain (loss) on derivative financial instruments	(12,292)	—	(431)	—
Other income (expense)	(25)	(258)	(185)	137
Interest income	3	2	4	26

Total other income (expense)	(40,867)	(256)	(7,908)	163

Income (loss) before taxes	(4,396)	(3,206)	3,309	(151)
Income tax expense	369	—	571	—

Net (loss) income	$(4,765)	$(3,206)	$2,738	$(151)

Earnings (loss) per Class(3)
Preferred return to Class A LLC interests	$9,429	$3,994	$12,046	$—
Loss attributable to Class B LLC interests	(14,194)	(7,200)	(9,306)	(151)

	As of June 30, 2014	As of December 31,

		2013	2012
(in thousands)	(unaudited)
Consolidated Balance Sheet Data:
Cash(4)	$50,802	$26,608	$7,143
Restricted cash(4)	57,794	38,430	18,736
Aircraft deposits	321,836	382,173	247,936
Net book value of aircraft	1,674,929	1,045,661	159,471
Total assets	2,157,848	1,542,632	452,065
Total debt	1,580,644	989,249	167,490
Total other long-term liabilities	99,765	82,843	43,438
Total liabilities	1,716,660	1,096,457	215,639
Total members’ equity	441,188	446,175	236,426
Total liabilities and members’ equity	2,157,848	1,542,632	452,065

	Six Months Ended June 30,		Fiscal Year Ended December 31,
	2014	2013	2013	2012
(in thousands)	(unaudited)
Consolidated Statements of Cash Flows:
Net cash provided by (used in) operating activities	$29,975	$4,421	$27,896	$5,396
Net cash provided by (used in) investing activities	(579,516)	(320,017)	(1,048,001)	(172,333)
Net cash provided by (used in) financing activities	573,735	329,493	1,039,570	156,394

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Income Statement Items” for a description of other operating expenses.
(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” for a description of other income (expense).
(3)	For additional information on earnings (loss) per Class see note 2(t) to our consolidated financial statements for the fiscal year ended December 31, 2013 and note 14 to our condensed consolidated financial statements for the six months ended June 30, 2014, each included elsewhere in this prospectus.
(4)	We consider cash on hand (excluding restricted cash) and deposits in banks to be cash. Restricted cash represents security deposits and aircraft maintenance reserves associated with our aircraft leases held on deposit with banks in segregated accounts. See note 2(c) to our consolidated financial statements for the fiscal year ended December 31, 2013 included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The consolidated financial statements and the related notes thereto included elsewhere in this prospectus, which are the subject of the following discussion and analysis, are those of Intrepid Aviation Group Holdings, LLC and its consolidated subsidiaries as of and for the interim periods ended June 30, 2014 and 2013 and as of and for the years ended December 31, 2013 and 2012.

Our fiscal year ends on December 31 of each year and our fiscal quarters end on March 31, June 30 and September 30 of each year. We have included in this prospectus financial information for the fiscal quarters ended June 30, 2014 and 2013 as well as information for the fiscal years ended December 31, 2013 and 2012.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Tabular dollars are presented in thousands, except where noted.

Overview

We are a global leasing company that acquires and leases passenger aircraft to a diverse group of airlines throughout the world. Our strategy is to focus on young, modern, fuel-efficient twin-engine widebody aircraft with long-term leases to well-established airlines. We intend to invest primarily in these aircraft during the first one-third of their useful life while maximizing economic returns. We believe that a substantial opportunity exists to capitalize on the high level of demand for long-haul international air travel and airlines’ preference for larger gauge aircraft. We are the only aircraft lessor primarily focused on the twin-engine widebody passenger aircraft market, which we believe is a relatively less competitive lease market segment that has substantial latent demand. Our fleet has grown from $315.8 million to $1,674.9 million in net book value in the twelve months ended June 30, 2014. We seek to enter into long-term leases, typically ranging from 10 to 12 years, at attractive returns. All of our leases are denominated in U.S. dollars and are “triple-net” operating leases, which means that the lessee is required to pay for all maintenance and overhaul, refurbishment, insurance, taxes and all other aircraft operating expenses during the lease term.

Our owned and committed portfolio includes popular twin-engine widebody passenger aircraft such as the Airbus A330-300 and Airbus A330-200, Boeing 777-300ER and Boeing 787-8 Dreamliner. As of June 30, 2014, we owned 16 aircraft with an aggregate net book value of approximately $1.7 billion, all of which were on lease. Our owned aircraft have an average age of 1.8 years and an average remaining lease term of 10.0 years, weighted by net book value. As of June 30, 2014, we had commitments to purchase new aircraft directly from Airbus and Boeing with an aggregate purchase value of $4.7 billion at current list prices.

Our business model is designed to generate stable and highly visible revenue, earnings and cash flows. Twin-engine widebody passenger aircraft typically attract better lease terms than narrowbody aircraft, including higher lease rates, longer lease durations, and higher lease renewal rates which drive profitability and reduce residual value risk. We believe that lessees of widebody aircraft are more likely to renew their leases at the end of term because these aircraft often form the core of their long-term fleet plan and enjoy regular configuration investments by the lessees over the term of the leases. We fund the acquisition of our aircraft primarily with long-term secured credit facilities structured as fixed rate, with maturities that generally match those of our leases to mitigate our interest rate and refinancing risk.

As of June 30, 2014, our owned and contracted aircraft have been placed with a diverse group of 13 airline customers in 11 different countries. Our customers are well-established airlines or flag carriers, some of which are majority owned by governments, and our aircraft are typically used on what we believe are key international or long-haul routes for our customers. We will continue to diversify our business by asset type, OEM, customer base and region. We will continue to focus on markets with the greatest growth in demand for air travel and twin-engine widebody aircraft, especially in Asia Pacific, Africa, the Middle East and Latin America.

Reorganization Transactions

We have historically conducted our business through Intrepid Aviation Group, LLC, a private limited liability company, incorporated on August 16, 2006. On November 23, 2011, Intrepid Aviation Group Holdings, LLC was organized as a Delaware limited liability company to be the holding company parent to, and succeed to the operations of, Intrepid Aviation Group, LLC. The former unit holders of Intrepid Aviation Group, LLC became the unit holders of Intrepid Aviation Group Holdings, LLC and Intrepid Aviation Group, LLC became a wholly-owned subsidiary of Intrepid Aviation Group Holdings, LLC. This transaction was accounted for as a transaction among entities under common control and the assets, liabilities, revenues and expenses of Intrepid Aviation Group, LLC were carried over to and combined with Intrepid Aviation Group Holdings, LLC at historical cost.

Prior to the reorganization transactions described above, we conducted our business through Intrepid Aviation Group, LLC and its subsidiaries. Unless otherwise specifically stated, the historical financial information presented in this prospectus is presented for Intrepid Aviation Group Holdings, LLC and its consolidated subsidiaries.

On February 19, 2013, we closed on an additional equity raise transaction from our sponsors and management increasing our equity capital commitments. During this transaction, Centerbridge and Reservoir and members of management entered into the LLC Agreement, which among other things, created one class of investor interests with different liquidation rights. The new interests created were collectively termed as Class A interests, Class B interests, Class C interests and Class D interests.

The Class D interests were awarded to members of management and were similar to the previous management units which constitute “profits interests” within the meaning of Internal Revenue Code Revenue Procedures 93-27 and 2001-43. Management’s vesting schedule in the newly issued Class D interests mirror the vesting schedule in the previously issued management units.

In connection with that transaction, Intrepid Aviation Management, LLC and its wholly-owned subsidiary, Intrepid Aviation Asia, were contributed to Intrepid Holdings. Both entities are now 100% indirectly wholly-owned subsidiaries of Intrepid Holdings. The merger was accounted for as a transfer of net assets between entities under common control.

Prior to the consummation of this offering, we will complete the Reorganization Transactions, pursuant to which each existing interest holder of Intrepid Holdings will transfer, directly, or indirectly, all of its interest in Intrepid Holdings to Intrepid Aviation Limited, resulting in Intrepid Holdings becoming a wholly-owned indirect subsidiary of Intrepid Aviation Limited. The Reorganization Transactions will be accounted for as Intrepid Aviation Limited succeeding to the business and activities of Intrepid Aviation

Group Holdings, LLC for financial reporting purposes. Following the Reorganization Transactions, the historical financial statements of Intrepid Aviation Limited will be retrospectively adjusted to include the historical financial results of Intrepid Holdings for all periods presented.

Market and Industry Trends

Our revenues are principally derived from operating leases of our aircraft with scheduled (non-charter) airlines. As of June 30, 2014, we derived 100% of our revenues from airlines domiciled outside the United States and we anticipate that a significant portion of our revenues in the future will be generated from foreign lessees. The airline industry is cyclical, economically sensitive and highly competitive. Airlines and related companies are affected by, among other things, fuel price volatility and fuel shortages, political and economic instability, natural disasters, terrorist activities, changes in national policy, competitive pressures, labor actions, pilot shortages, insurance costs, recessions, health concerns and other political or economic events adversely affecting world or regional trading markets. Our airline customers’ ability to react to, and cope with, the volatile competitive environment in which they operate, as well as our own competitive environment, will affect our revenues and income.

Our Fleet

Key portfolio metrics of our fleet are as follows:

	June 30,	December 31,
	2014	2013
	(unaudited)
Number of owned aircraft	16	10
Weighted average fleet age(1)	1.8	1.5
Weighted average remaining lease term(1)	10.0	10.2
Aggregate net book value	$1,674,929	$1,045,661

(1)	Weighted-average fleet age and remaining lease term calculated based on net book value.

The net book value (“NBV”) of our aircraft on lease based on the geographic location of our customers as of June 30, 2014 and December 31, 2013 is as follows:

	June 30, 2014			December 31, 2013
Region	Number of Aircraft	NBV of Aircraft on Lease	% of Total	Number of Aircraft	NBV of Aircraft on Lease	% of Total
	(unaudited)
Asia	9	$936,594	56%	5	$536,055	51%
Europe	4	387,939	23%	2	153,109	15%
Africa	3	350,396	21%	3	356,497	34%

Total	16	$1,674,929	100%	10	$1,045,661	100%

Lease Terms

Most of our leases provide that the lessee’s payment obligations are absolute and unconditional under any and all circumstances. Of our 26 contracted aircraft, 24 have fixed rental rates and two have floating rental rates. Lessees generally agree to lease the aircraft for a fixed term, although in some cases the lessees have lease extension options. Lessees are generally required to make payment without deduction of any amounts that we may owe the lessee. Most of our leases also require lessees to gross up lease payments where they are subject to withholdings and other taxes. We also use contractual terms in these leases, including security deposits, maintenance reserves, return conditions, payment of rent in advance and other mechanisms to protect the contracted revenue and the value of our portfolio. The lessee is required to continue to make lease payments under all circumstances, including during periods in which the aircraft is not in operation due to maintenance or grounding.

Financial Highlights

The key highlights for the six months ended June 30, 2014 compared to the six months ended June 30, 2013 were:

•	Purchased 13 additional aircraft during 2013 and 2014, to bring our total owned aircraft to 16 at June 30, 2014, compared to three at June 30, 2013. The additional 13 aircraft generated $57.1 million of revenue.

•	Generated revenue of $73.2 million and $9.4 million for the six months ended June 30, 2014 and 2013, respectively.

•	Depreciation expense in relation to the additional 13 purchased aircraft was $17.2 million.

•	Recognized net loss of $(4.8) million and $(3.2) million for the six months ended June 30, 2014 and 2013, respectively.

•	Entered into agreements for additional debt of $1,037.3 million in connection with the purchase of 12 of the 13 additional aircraft noted above.

•	Issued senior unsecured notes of $300 million aggregate principal amount.

The key highlights for the fiscal year ended December 31, 2013 compared to the fiscal year ended December 31, 2012 were:

•	Purchased eight additional aircraft, to bring our total owned aircraft to ten at December 31, 2013, compared to two at December 31, 2012. The additional eight aircraft generated $27.3 million of revenue.

•	Generated revenue of $46.0 million and $20.6 million for the fiscal years ended December 31, 2013 and 2012, respectively.

•	Depreciation expense in relation to the additional eight purchased aircraft was $9.3 million.

•	Recognized net income (loss) of $2.7 million and $(0.2) million for the fiscal years ended December 31, 2013 and 2012, respectively.

•	Entered into agreements for additional debt of $735.3 million in connection with the purchase of the eight additional aircraft noted above.

Factors Affecting our Results of Operations

Our results of operations are affected by a number of factors, primarily:

•	the number, type and age of the aircraft we own;

•	market conditions in the airline industry;

•	the demand for our aircraft and the resulting lease rates we are able to obtain for our aircraft;

•	the availability and cost of debt capital to fund purchases of aircraft and related assets;

•	the purchase price we pay for our aircraft; and

•	the ability of our lessees to comply with the terms of their lease.

Segments

We operate in one segment as we manage our business and analyze and report our results of operations on the basis of one operating segment— purchasing and leasing of commercial aircraft.

Key Income Statement Items

Rental Income

Rental income consists of lease rental income derived from leasing commercial widebody passenger aircraft to various commercial airlines around the world. We record lease rental income on a straight line basis over the life of the lease as it is earned under the provisions of U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Monthly lease rentals are typically paid in advance, and a security deposit is typically maintained during the term of the lease. Rentals received, but unearned, under our leases are recorded as deferred revenue.

Our rental income has increased over the periods discussed below primarily as a result of the expansion of our fleet over time. We expect our revenue to continue to increase in connection with our acquisition and leasing of additional commercial widebody passenger aircraft.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of payroll costs and other compensation (including non-cash management incentive compensation), as well as to a lesser extent, the travel, accommodation and entertainment expenses of our team and fees for legal, insurance, facilities costs and related expenses and other professional services.

As our business continues to expand, we have hired additional personnel to support our increased activity, resulting in higher payroll costs. Our travel, accommodation and entertainment expenses of our team and fees for legal and other professional services have also increased in relation to our day-to-day activities. We have also been a private company and have not been required to file reports with the SEC. Once we are a public company, our management and other personnel will need to devote a substantial amount of time to compliance initiatives applicable to public companies. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal controls over financial reporting. This will likely cause an incremental growth increase to our selling, general and administrative expenses in the future, including additional incentive compensation expense.

Depreciation

Depreciation consists primarily of depreciation on our aircraft and related equipment calculated on a straight line basis over the estimated useful life of the asset. The estimated useful lives of all of our aircraft are 25 years from the date of manufacture, and the aircraft depreciate to an estimated salvage value. The estimated useful lives of our aircraft are reviewed annually or when a triggering event has occurred. Estimated salvage values are generally determined to be approximately 15% of original cost for the aircraft.

As is the case with our rental income, our depreciation expenses have also increased as a result of the expansion of our fleet and we similarly expect these expenses to continue to increase in connection with our acquisition of additional aircraft.

Interest Expense

Our Interest expense comprises interest expense on borrowings and amortization of debt issuance costs. We expect interest expense to continue to increase in connection with our acquisition and leasing of additional passenger aircraft.

Gains (Losses) on Derivative Financial Instruments

Gains (losses) on derivative financial instruments consist primarily of the changes in fair values of interest rate swap contracts. The Company utilizes interest rate swap contracts to economically hedge its variable interest rate exposure on certain of its borrowings. Under the swap transactions, the Company makes fixed payments and receives floating rate payments to convert the floating rate borrowings to fixed rate obligations to better match the fixed rate cash flows from the leasing of aircraft

Taxes

Intrepid Aviation Group Holdings, LLC was formed as a limited liability company. For U.S. federal and state income tax purposes, any taxable profit or loss has been passed through to, and reported in the income tax returns of the unit holders and no domestic income tax provision has been recorded. As a result of the Reorganization Transactions, direct or indirect owners of the interests of Intrepid Aviation Group Holdings, LLC will become shareholders of Intrepid Aviation Limited.

Other Operating Expenses

Other operating expenses consist primarily of the creation and ongoing maintenance for the legal structuring of our aircraft owning entities. This includes accounting, legal and professional fees. As is the case with our rental income and depreciation, our other operating expenses have also increased as a result of the expansion of our fleet and we similarly expect these expenses to continue to increase in connection with our acquisition of additional aircraft.

Results of Operations

Consolidated Statements of Operations for the Six Months Ended June 30, 2014 and 2013

	Six Months Ended June 30,
	2014	2013	Change	% Change
	(unaudited)
Revenues:
Rental income	$73,153	$9,448	$63,705	F
Operating expenses:
Selling, general and administrative	11,459	6,952	4,507	64.8%
Depreciation	23,182	3,491	19,691	F
Other operating expenses	2,041	1,955	86	4.4%

Total operating expenses	36,682	12,398	24,284	F

Operating income (loss)	36,471	(2,950)	39,421	F

Other income (expense):
Interest expense	(28,553)	—	(28,553)	(100)%
Gains (losses) on derivative financial instruments	(12,292)	—	(12,292)	(100)%
Other income (expense)	(25)	(258)	233	90.3%
Interest income	3	2	1	50.0%

Total other income (expense)	(40,867)	(256)	(40,611)	U

Income (loss) before taxes	(4,396)	(3,206)	(1,190)	(37.1%)

Income tax expense	369	—	369	100%

Net loss	$(4,765)	$(3,206)	$(1,559)	(48.6)%

F = Favorable

U = Unfavorable

Our financial results are impacted by the timing and size of acquisitions and dispositions of aircraft we complete. As of June 30, 2014 and 2013, we had 16 and three aircraft in our portfolio, respectively, which were all on lease to customers. In the six months ended June 30, 2014, we purchased and delivered six aircraft and sold no aircraft. As of June 30, 2014, our owned aircraft were on lease to 13 customers in 11 countries.

Rental Income

Rental income was $73.2 million and $9.4 million for the six months ended June 30, 2014 and 2013, respectively, an increase of $63.7 million, attributable to the continued expansion of our fleet through the purchase of 13 additional aircraft in 2013 and 2014.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $11.5 million and $7.0 million for the six months ended June 30, 2014 and 2013, respectively, an increase of $4.5 million, or 64.8%, primarily attributable to the continued increase in headcount and the build-out of operations at our Stamford, Connecticut headquarters, our management operations in Dublin, Ireland and our marketing and commercial operations in Singapore. While selling, general and administrative expenses increased in absolute dollar amounts, such expenses decreased as a percentage of total revenues to 15.7% from 73.6% due to the continued expansion of our fleet.

Depreciation

Depreciation was $23.2 million and $3.5 million for the six months ended June 30, 2014 and 2013, respectively, an increase of $19.7 million, attributable to the purchase of 13 additional aircraft in 2013 and 2014.

Interest Expense

Interest expense was $28.6 million for the six months ended June 30, 2014, primarily attributable to the purchase of 12 additional aircraft in 2013 and 2014 that were financed with third-party debt and the issuance of the senior unsecured notes. There was no interest expense for the six months ended June 30, 2013, as it was capitalized into other assets.

Gains (Losses) on Derivative Financial Instruments

Losses on derivative financial instruments were $12.3 million for the six months ended June 30, 2014, primarily attributable to the changes in the fair value of interest rate swaps. There were no gains (losses) on derivative financial instruments for the six months ended June 30, 2013 as we entered into the interest rate swaps after June 30, 2013.

Other Income (Expense)

Other income (expense) was an insignificant amount for both the six months ended June 30, 2014 and 2013 and is primarily composed of foreign exchange gains and losses that are incurred on our non-U.S. dollar denominated activities.

Income Tax Expense

Income tax expense was $0.4 million and $0 for the six months ended June 30, 2014 and 2013, respectively, an increase of $0.4 million. The effective tax rate was (8.4)% and 0% for the six months ended June 30, 2014 and 2013, respectively. The change was primarily due to the inclusion of a taxable U.S. corporation (Intrepid Aviation, Inc.) in the financial statement group in 2013.

The total income tax expense for the six months ended June 30, 2014 differed from the amount computed in accordance with the statutory U.S. federal income tax rate due to (i) the effect of non-taxable entities within the consolidated financial statement group and (ii) the effect of differences between the pre-tax book income at the U.S. statutory tax rate and the local statutory tax rates in the foreign jurisdictions.

See note 8 of the condensed consolidated financial statements as of June 30, 2014 included in this prospectus for additional information regarding the difference between our effective tax rate and the statutory rate.

Net Loss

Net loss was $(4.8) million and $(3.2) million for the six months ended June 30, 2014 and 2013, respectively, a increase of $1.6 million, primarily as a result of the discussion above.

Consolidated Statements of Operations for the Years Ended December 31, 2013 and 2012:

	Fiscal Year Ended December 31,
	2013	2012	Change	% Change
Revenues:
Rental income	$46,017	$20,566	$25,451	F
Operating expenses:
Selling, general and administrative	16,052	14,002	2,050	14.6%
Depreciation	15,669	6,866	8,803	F
(Gain) loss on disposal of aircraft	—	(289)	289	100%
Other operating expenses	3,079	301	2,778	F

Total operating expenses	34,800	20,880	13,920	66.7%

Operating income (loss)	11,217	(314)	11,531	F

Other (expense) income:
Interest expense	(7,296)	—	(7,296)	N/A
Gains (losses) on derivative financial instruments	(431)	—	(431)	N/A
Other (expense) income	(185)	137	(322)	U
Interest income	4	26	(22)	(84.6%)

Total other (expense) income	(7,908)	163	(8,071)	U

Income (loss) before taxes	3,309	(151)	3,460	F

Income tax expense	571	—	571	N/A

Net income (loss)	$2,738	$(151)	$2,889	F

F = Favorable

U = Unfavorable

Our financial results are impacted by the timing and size of acquisitions and dispositions of aircraft we complete. As of December 31, 2013 and 2012, we had ten and two aircraft in our portfolio, respectively, all of which were on lease to customers. As of December 31, 2013, our owned aircraft were on lease to eight customers in seven countries.

Rental Income

Rental income increased by $25.5 million to $46.0 million for the year ended December 31, 2013, primarily attributable to the continued expansion of our fleet through the purchase of eight additional aircraft in 2013. The additional eight aircraft contributed $27.3 million of revenue for the fiscal year 2013. The increase was partially offset by the lack of rental income in 2013 relating to two aircraft that were sold in May 2012, which contributed $1.8 million of revenue in 2012.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $16.1 million and $14.0 million for the years ended December 31, 2013 and 2012, respectively, an increase of $2.1 million, or 14.6%, primarily attributable to the continued increase in headcount and the build-out of operations at our Stamford, Connecticut headquarters, our management operations in Dublin, Ireland and marketing and commercial operations in Singapore. While selling, general and administrative expenses increased in absolute dollar amounts, such expenses decreased as a percentage of total revenues to 34.9% from 68.1% due to the continued expansion of our fleet.

Depreciation

Depreciation was $15.7 million and $6.9 million for the years ended December 31, 2013 and 2012, respectively, an increase of $8.8 million, primarily due to the expansion of our fleet through purchase of eight additional aircraft in 2013. The additional aircraft contributed $9.3 million to depreciation for the fiscal year 2013. The increase was partially offset by the lack of depreciation expense in 2013 related to two aircraft that were sold in May 2012, which contributed $1.1 million of depreciation expenses in 2012.

(Gain) Loss on Disposal of Aircraft

There was no gain or loss on disposal of aircraft for the years ended December 31, 2013 compared to a gain of $0.3 million for the year ended December 31, 2012 due to the disposal of two aircraft in 2012.

Other Operating Expenses

Other operating expenses were $3.1 million and $0.3 million for the years ended December 31, 2013 and 2012, respectively, an increase of $2.8 million, primarily attributable to the continued expansion of our fleet through the purchase of eight additional aircraft in 2013. The increase was partially offset by expenses related to the sale of two aircraft in 2012.

Interest Expense

Interest expense was $7.3 million for the year ended December 31, 2013 compared to none for the year ended December 31, 2012. The increase in interest expense was primarily attributable to the purchase of eight aircraft in 2013 that were financed with third-party debt.

Gains (Losses) on Derivative Financial Instruments

Losses on derivative financial instruments were $0.4 million for the year ended December 31, 2013, primarily attributable to the changes in the fair value of interest rate swaps. There were no gains (losses) on derivative financial instruments for the year ended December 31, 2012 as we entered into the interest rate swaps in 2013.

Other Income

Other income (expense) was $(0.2) million and $0.1 million for the year ended December 31, 2013 and 2012, respectively, a decline of $0.3 million. The other income primarily comprises of foreign exchange gains and losses that we incur on our non-U.S. dollar denominated activities. In 2013, Euro-denominated purchasing activity related to equipment for our forward order aircraft which resulted in an increase in foreign exchange losses.

Income Tax Expense

Income tax expense was $0.6 million and $0 for the years ended December 31, 2013 and 2012, respectively, an increase of $0.6 million primarily due to the inclusion of a taxable U.S. corporation (Intrepid Aviation, Inc.) in the financial statement group in 2013. The effective tax rate was 17.3% and 0% for the fiscal years ended December 31, 2013 and 2012, respectively. The change was primarily due to the inclusion of a taxable U.S. corporation (Intrepid Aviation, Inc.) in the financial statement group in 2013.

The total income tax expense for the fiscal year ended December 31, 2013 differed from the amount computed in accordance with the statutory U.S. federal income tax rate due to (i) the effect of non-taxable entities within the consolidated financial statement group, (ii) the effect of differences between the pre-tax book income at the U.S. statutory tax rate and the local statutory tax rates in the foreign jurisdictions and (iii) valuation allowances established against certain deferred tax assets associated with non-U.S. loss carryforwards.

See note 8 of the consolidated financial statements as of December 31, 2013 included in this prospectus for additional information regarding the difference between our effective tax rate and the statutory rate.

Net Income (Loss)

As a result of the foregoing, we had net income (loss) of $2.7 million and $(0.2) million for the years ended December 31, 2013 and 2012, respectively, an increase of $2.9 million.

Liquidity and Capital Resources

We finance the acquisition of our aircraft with committed capital from our sponsors, available cash balances, internally generated funds from our aircraft owning subsidiaries, including cash flow provided by operations, additional senior secured financing and debt financings.

We borrow funds to purchase new and used aircraft, make aircraft deposits on new aircraft purchase commitments and to pay down and refinance maturing debt obligations. We are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations, to pay our selling, general and administrative expenses, and to grow our fleet. Our existing subsidiaries use funds generated from aircraft rents to pay their operating expenses and to meet their debt service requirements. See “Risk Factors—Risks Related to Our Indebtedness —We are dependent upon dividends from our subsidiaries to meet our financial obligations.”

In addition, in February 2013, we closed on an additional equity capital commitment from our sponsors and management, increasing our current equity capital commitments to approximately $650 million. As of December 31, 2013, approximately $280.0 million of total capital has been contributed to the business. Following this offering, no other commitments will remain from any party. See “Certain Relationships and Related Party Transactions—Limited Liability Company Agreement”.

During the six months ended June 30, 2014, we purchased six aircraft which were financed with $425 million in debt (excluding PDP Facilities).

	June 30,	December 31,
	2014	2013	2012
	(unaudited)
Unrestricted cash	$50,802	$26,608	$7,143
Undrawn secured PDP Facilities	46,156	—	—

Available liquidity	$96,958	$26,608	$7,143

Restricted cash	$57,794	$38,430	$18,736

In addition to investment in our fleet, our short-term liquidity needs include working capital for operations and debt service. We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends to our shareholder. We may use cash on hand in the future for, among other things, aircraft acquisitions, joint ventures and buybacks of loans and securities.

We believe that our available liquidity, consisting of unrestricted cash balances of $50.8 million as of June 30, 2014, combined with internally generated funds from our aircraft owning subsidiaries, including cash flow provided by operators, will be sufficient to satisfy our operating requirements for the next 12 months. In addition to our available liquidity, we intend to fund our unfunded commitments under our existing purchase contracts, which totaled $1,461.3 million as of June 30, 2014, with undrawn secured PDP facilities, secured debt financing from leading commercial banks, and proceeds of this offering and the capital markets. Our access to additional sources of financing and our ability to refinance amounts outstanding under our secured borrowings or to fund acquisitions will depend on a number of factors over which we have limited control, which include general market conditions, the market’s view of the quality of our assets, historical and expected performance, the market’s perception of our growth potential, compliance with the terms of our debt agreements, interest rate fluctuations, and our current and potential future earnings and cash distributions. See “Risk Factors—Risks Related to Intrepid—In order to meet our existing commitments and grow our business, we will require additional capital in the future, which may not be available.”

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,		Fiscal Year Ended December 31,
	2014	2013	2013	2012
	(unaudited)
Consolidated Statements of Cash Flows:
Net cash provided by (used in) operating activities	$29,975	$4,421	$27,896	$5,396
Net cash provided by (used in) investing activities	(579,516)	(320,017)	(1,048,001)	(172,333)
Net cash provided by (used in) financing activities	573,735	329,493	1,039,570	156,394

Net increase (decrease) in cash	24,194	13,897	19,465	(10,543)
Cash at beginning of period	26,608	7,143	7,143	17,686

Cash at end of period	$50,802	$21,040	$26,608	$7,143

Cash Flows for the Six Months Ended June 30, 2014 and 2013

Net cash provided by operating activities for the six months ended June 30, 2014 and 2013 was $30.0 million and $4.4 million, respectively. The increase of $25.6 million was primarily attributable to an increase in cash generated from our operations due to the continued expansion of our fleet through the purchase of aircraft.

Net cash used in investing activities for the six months ended June 30, 2014 and 2013 was $579.5 million and $320.0 million, respectively. The increase of $259.5 million was primarily attributable to aircraft purchases in connection with our continued fleet expansion.

Net cash provided by financing activities for the six months ended June 30, 2014 and 2013 was $573.7 million and $329.5 million, respectively. The increase of $244.2 million was primarily attributable to increased financing requirements associated with the aircraft purchases in 2014 and the issuance of $300 million senior unsecured notes.

Cash Flows for the Years Ended December 31, 2013 and 2012

Net cash provided by operating activities for the years ended December 31, 2013 and 2012 was $27.9 million and $5.4 million, respectively. The increase of $22.5 million was primarily attributable to an increase in cash generated from our operations due to the continued expansion of our fleet through the purchase of aircraft.

Net cash used in investing activities for the twelve months ended December 31, 2013 and 2012 was $1,048.0 million and $172.3 million, respectively. The increase of $875.7 million was primarily attributable to aircraft purchases in connection with our continued fleet expansion.

Net cash provided by financing activities for the twelve months ended December 31, 2013 and 2012 was $1,039.6 million and $156.4 million, respectively. The increase of $883.2 million was primarily attributable to increased financing requirements associated with the aircraft purchases in 2013.

Indebtedness

The table below sets forth the details of our existing long-term debt and secured obligations as of June 30, 2014, and December 31, 2013 and 2012.

	June 30,	December 31,
	(unaudited)
	2014	2013	2012
Full recourse PDP Facilities	$78,342	$176,417	$57,800
Secured term loans	1,221,271	826,134	109,690
Senior unsecured notes	300,000	—	—

Total debt	1,559,613	1,002,551	167,490
Less upfront fees on PDP Facilities and secured term loans	(18,969)	(13,302)	—

Net debt	1,580,644	989,249	167,490
Less current maturities of secured term loans	(80,567)	(52,435)	(8,055)
Less current maturities of PDP Facilities	(78,342)	(164,619)	(41,522)

Long-term debt, net of current maturities	1,421,735	772,195	117,913

Number of aircraft pledged as collateral	15	10	2
Net book value of aircraft pledged as collateral	$1,554,469	$1,045,661	$159,471

Full Recourse PDP Facilities

PDP Facilities are used in funding pre-delivery payments for aircraft we have ordered and are secured by the assignment of our right under the related purchase agreements to purchase the aircraft which are subject to the financing. The total commitment value of these facilities was $124.5 million and $176.4 million as of June 30, 2014 and December 31, 2013, respectively, of which $78.3 million and $176.4 million was drawn as of June 30, 2014 and December 31, 2013, respectively. Tranches of the PDP Facilities bear interest at floating rates based on 1-month LIBOR plus margins ranging from 3.0% to 4.0%. Our current PDP Facilities have been utilized to finance payments relating to four aircraft as of June 30, 2014 and nine aircraft as of December 31, 2013, respectively.

Secured Term Loans

We fund aircraft purchases through a combination of senior and subordinated term financings secured by the aircraft. Of the total secured term loans, $825.8 million and $673.4 million is considered non-recourse as of June 30, 2014 and December 31, 2013, respectively. As of June 30, 2014, we had 15 aircraft financed by 17 lenders, compared to ten aircraft financed by nine lenders as of December 31, 2013. Each of these loans contains provisions that require the payment of principal and interest throughout the term of the loan. The interest rates on the fixed-rate senior loans are based on fixed rates between 2.80% and 6.15% and the floating-rate senior loans are based on 1-month and 3-month LIBOR plus a margin between 2.75% and 3.65%. The interest rates on the fixed-rate subordinated loans are based on fixed rates between 7.80% and 11.12% and the floating-rate subordinated loans are based on 3-month LIBOR plus a margin between 4.75% and 5.25%.

Senior Unsecured Notes

On January 29, 2014, Intrepid Holdings and Intrepid Finance Co. issued $300 million aggregate principal amount of 6.875% senior notes due 2019. In addition, on August 18, 2014, Intrepid Holdings and Intrepid Finance Co. issued an additional $215 million in principal amount of senior unsecured notes under the indenture governing the outstanding $300 million in aggregate principal amount of 6.875% senior notes due 2019 at an issue price of 102%. The senior unsecured notes have a stated coupon interest rate of 6.875% per annum payable semi-annually and will mature on February 15, 2019. The Company intends to use the net proceeds for general corporate purposes, including the purchase of aircraft, both from current forward orders and from future growth.

The table below sets forth the details of our future payments due under our existing indebtedness as of June 30, 2014 for fiscal years ended:

	Remainder of 2014	2015	2016	2017	2018	Thereafter	Total
Full recourse PDP Facilities	$54,710	$23,632	$—	$—	$—	$—	$78,342
Secured term loans	39,359	82,909	87,279	92,009	96,935	822,781	1,221,271
Senior unsecured notes	—	—	—	—	—	300,000	300,000

Total	$94,069	$106,540	$87,279	$92,009	$96,935	$1,122,781	$1,599,613

Several of our credit facilities contain covenants and events of default that, among other things, restricts our ability to modify the established cost structure of aircraft purchases and limits our ability to borrow or become liable for additional debt. As of June 30, 2014 and December 31, 2013, respectively, we were in compliance with all covenants related to its credit facilities.

For a further description of the terms of our existing indebtedness, see “Description of Indebtedness.”

Capitalized Interest

We capitalize interest incurred to finance aircraft deposits made pursuant to the Airbus A330 forward order. As of June 30, 2014, and December 31, 2013, interest costs incurred and capitalized were as follows:

	June 30,		December 31,
	2014	2013	2013	2012
	(unaudited)
Interest on Borrowings	$36,992	$5,869	$22,803	$6,508
Less Capitalized Interest	(8,439)	(5,869)	(15,507)	(6,508)

Interest Expense	$28,553	$—	$7,296	$—

For the six months ended June 30, 2014 and fiscal year ended December 31, 2013, cash coupon interest paid on our PDP Facilities and our long term debt facilities was $23.5 million and $16.9 million, respectively. In addition, we capitalized $8.4 million and $15.5 million as of June 30, 2014 and December 31, 2013, respectively, of interest related to the financing of our aircraft deposits for our Airbus A330 forward order. As our aircraft deliver, capitalized interest becomes part of the aircraft book value and is depreciated over the useful life of the asset.

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any off-balance sheet arrangements or relationships with entities that are not consolidated into or disclosed on our financial statements that have or are reasonably likely to have a material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

As of December 31, 2013, we had contractual obligations related to our Airbus forward order in future years. The obligations relate to the purchase of aircraft airframes, aircraft engines and related equipment. The following chart details the contractual obligations, including obligations, related to our Airbus forward order in future years:

	2014	2015	2016	2017	2018	Thereafter	Total
Total purchase commitments(1)	$1,964,800	$1,719,200	$—	$—	$—	$—	$3,684,000
Aircraft deposits paid to date	246,893	135,280	—	—	—	—	382,173

Remaining commitments on aircraft purchases	1,717,907	1,583,920	—	—	—	—	3,301,827
Principal repayments	217,583	66,368	58,075	61,258	64,598	534,669	1,002,551
Interest payments(2)	50,703	70,139	67,109	63,609	59,835	118,515	429,910
Other obligations(3)	384	522	535	453	—	—	1,894

Total contractual obligations	$1,986,577	$1,720,949	$125,719	$125,320	$124,433	$653,184	$4,736,182

(1)	Includes our 15 remaining committed aircraft under purchase commitments and our one aircraft under a contract for a sale and leaseback transaction as of December 31, 2013. Estimated purchase prices for committed orders shown inclusive of the estimated impact from escalation clauses and subject to change. All aircraft acquisitions are included at purchase list price and are subject to the satisfaction of customary closing conditions. In addition, our ability to finance the acquisition of these aircraft will be subject to our ability to secure adequate financing. There can be no assurance that we will acquire these aircraft at these estimated purchase prices, or at all.
(2)	Estimates for interest payments on floating rate debt are based on LIBOR plus the applicable margins current as of December 31, 2013. We have entered into interest rate swap agreements, which synthetically fix a significant portion of our floating rate debt. Actual payments could vary.
(3)	The amount listed above for operating leases pertain primarily to building leases for our offices in Stamford, Connecticut and Los Angeles, California. There are no commitments for minimum rentals subsequent to December 31, 2017.

Subsequent to December 31, 2013, we entered into the following contractual obligations:

•	On January 29, 2014, Intrepid Holdings and Intrepid Finance Co. issued $300 million in aggregate principal amount of 6.875% senior notes due 2019. In addition, on August 18, 2014, Intrepid Holdings and Intrepid Finance Co. issued an additional $215 million in aggregate principal amount of senior unsecured notes under the indenture governing the outstanding $300 million in aggregate principal amount of 6.875% senior notes due 2019 at an issue price of 102%. The notes have a stated coupon interest rate of 6.875% per annum payable semi-annually and will mature on February 15, 2019. We intend to use the proceeds for general corporate purposes, including the purchase of aircraft, both for current forward orders and future growth. For a further details of our future payments due under our existing indebtedness as of June 30, 2014, see “—Indebtedness,” and subsequent to June 30, 2014, see “Business—Recent Developments.”

•	For the six months ended June 30, 2014, we took delivery of four Airbus A330-300 from our committed orderbook, one Boeing 787-8 Dreamliner from a sale and leaseback transaction and one Boeing 777-300ER from a trading transaction. The aircraft are on long-term leases with various airlines. The purchases were funded with a combination of cash on hand and secured term loans of $425 million. Subsequent to June 30, 2014, we took delivery of three Airbus A330-300 from our committed orderbook and placed two on a 10-year lease with Skymark Airlines and one on a 12-year lease with Cebu Pacific Air. The purchases were funded with a combination of cash on hand and secured term loans of $157.0 million.

•	On June 14 2014, we signed a non-binding LOI with Boeing for the purchase of six aircraft. Subsequently, on July 8, 2014, we converted such non-binding LOI to a signed a purchase agreement with Boeing for the purchase of up to 10 777-300ER aircraft with an aggregate purchase value of $3.3 billion at current list prices, subject to customary closing conditions. In addition, on July 22, 2014, we signed a term sheet with Airbus for the purchase of up to 20 Airbus A330-900s, with an aggregate purchase value of $5.5 billion at current list prices, which term sheet is not binding until definitive documentation is signed and will be subject to customary closing conditions. Delivery of aircraft under these two agreements is not expected to begin until 2016. On August 28, 2014, we entered into a purchase agreement to acquire one Airbus A330-300 on lease to China Airlines in a trading transaction.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. While we believe that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates.

All intercompany transactions by and among Intrepid Aviation Group Holding, LLC and its subsidiaries have been eliminated in consolidation.

Rental of Aircraft

We lease aircraft to third parties principally under operating lease agreements. Our operating lease rentals are recognized on a straight-line basis over the life of the lease. At lease inception we review all necessary criteria to determine proper lease classification.

Lease agreements for which base rent is based on floating interest rates are included in minimum lease payments based on a zero reference rate; any increases or decreases in lease payments that result from subsequent changes in the floating interest rate are contingent rentals and are recorded as increases or decreases in lease revenue in the period of the interest rate change.

All of our customer leases are triple net. Under triple-net leases, the customer is typically responsible for the payment of all operating expenses including maintenance, taxes and insurance. Under the triple-net lease arrangements for many of our leases, we periodically collect maintenance reserve payments in a restricted cash account based on the passage of time or usage of the aircraft measured by hours flown or cycles operated. We use the restricted cash in the maintenance reserve to fund claims submitted by the lessee for expenses incurred for certain major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee. All maintenance reserves are recorded as liabilities until refunded for qualifying maintenance expenditures or until they become non-refundable at the end of the lease term. For our leases that do not require maintenance reserves, there is typically a full-life adjustment at redelivery of the aircraft to the extent that the aircraft is delivered in a different maintenance condition compared to the time of delivery (normal wear and tear excepted). See “—Aircraft Maintenance.”

Aircraft

Purchased aircraft held for lease, are stated at cost less accumulated depreciation and are being depreciated using the straight-line method over the estimated useful lives. Estimated useful lives of the currently owned aircraft are 25 years from the date of manufacture. Estimated residual values are generally determined to be approximately 15% of original cost for the aircraft.

We capitalized interest related to pre-delivery payments made in respect of aircraft on forward order. The amount of interest capitalized is the amount of interest costs which could have been avoided in the absence of such payments for the related assets. The capitalized interest is based on the weighted average of the rates applicable to all borrowings of the Company and is recorded as an increase to the cost of an aircraft.

In accounting for aircraft, we make estimates about the expected useful lives, the fair value of attached leases, acquired maintenance liabilities and the estimated residual values. Changes in the assumption of useful lives or residual values for aircraft could have a significant impact on our results of operations and financial condition. In making these assumptions, we rely upon actual industry experience with the same or similar aircraft types and our anticipated utilization of the aircraft. As part of our due diligence review of each aircraft we purchase through trading activities, we evaluate attached leases to determine whether they are at, above or below market. Our evaluation considers the fair value of other assets and liabilities assumed, if any, in the trading transaction. If we determine the lease to be above or below market, we recognize a separate lease asset or liability for the contract and amortize it over the remaining lease term. In addition, we prepare an estimate of the expected maintenance payments and any excess costs which may become payable by us, taking into consideration the then-current maintenance status of the aircraft and the relevant provisions of any existing lease. The maintenance reserve or full-life lease adjustment on redelivery is designed to protect us from any liability with respect to maintenance costs, subject to certain limited exceptions.

Aircraft Maintenance

In all of our aircraft leases, the lessee has to return the aircraft at full-life conditions at the end of the lease term, i.e., the lessee is responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In many operating lease contracts, the lessee has the obligation to make a periodic payment to a cash maintenance reserve, which we collect based on passage of time or usage of the aircraft measured by hours flown or cycles operated. Such reserve funding is maintained by the Company in restricted cash accounts and used on an as-needed basis to fund required maintenance on the associated aircraft. In these leases, we will make a payment to the lessee to compensate the lessee for the maintenance cost incurred, up to the maximum of the amount of aircraft maintenance reserves made by the lessee during the lease term, net of previous reimbursements. Nonrefundable maintenance reserves are recognized as additional rental income when they are forfeited by the lessee at the end of the lease. In the future, we may incur repair and maintenance expenses for off-lease aircraft.

In most lease contracts not requiring the payment of cash maintenance reserves, the lessee is still required to re-deliver the aircraft at full-life return conditions, i.e., in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is a full-life financial adjustment for the difference at redelivery. We recognize receipts of full-life financial adjustment as additional rental income when received and payments of full-life financial adjustment as leasing expense.

For all lease contracts, any amounts of accrued maintenance liability existing at the end of a lease are released and recognized as rental income at lease termination. When an aircraft is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet and recognized as part of the net gain on disposal of aircraft.

Since our inception we have not recognized any revenue in relation to cash maintenance reserves and full-life financial adjustment. We expect revenue and expense, if any, in relation to full-life return conditions of aircraft to occur once we are nearing the regular end of our first operating leases.

Impairment of Aircraft

Management evaluates the need to perform an impairment test whenever facts or circumstances indicate a potential impairment has occurred. Indicators may include, but are not limited to, a significant change in lease terms or other significant lease restructuring, a significant decrease in market price of aircraft, a significant change in market conditions, a significant decline in air traffic, and a significant reduction in the useful life of aircraft. An assessment is performed on an aircraft by aircraft basis whenever events or changes in circumstances indicate that the carrying amount of an aircraft may not be recoverable. The review for recoverability has a level of subjectivity and requires the use of our judgement in the assessment of the estimated future cash flows associated with the use of an aircraft and its eventual disposition. Recoverability of an aircraft’s carrying amount is measured by comparing the carrying amount of the aircraft to future undiscounted net cash flows expected to be generated by the aircraft. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates and estimated residual or scrap values for each aircraft. We develop assumptions used in the recoverability analysis based on our knowledge of active lease contracts, current and future expectations of the global demand for a particular aircraft type, and historical experience in the aircraft leasing market and aviation industry, as well as information received from third-party industry sources. In the event that an aircraft does not meet the recoverability test, the aircraft will be recorded at fair value. Fair value is determined through various valuations techniques, including discounted cash flow models and third-party independent appraisals, as considered necessary.

There was no impairment loss on aircraft for the six months ended June 30, 2014 and 2013, respectively, and for the years ended December 31, 2013 and 2012, respectively.

Fair Value Measurement

Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market.

We measure the fair value of interest rate derivative assets and liabilities on a recurring basis. Our valuation model for interest rate derivatives classified in level 2 maximizes the use of observable inputs, including contractual terms, interest rate curves, cash rates and futures rates and minimizes the use of unobservable inputs, including an assessment of the risk of non-performance by the interest rate derivative counterparty in valuing derivative assets, an evaluation of our credit risk in valuing derivative liabilities and an assessment of market risk in valuing the derivative asset or liability. We use our interest rate derivative counterparty’s valuation of our interest rate derivatives to validate our models. Our interest rate derivatives are sensitive to market changes in LIBOR.

Assets subject to fair value measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable. Fair value measurements for aircraft impaired are based on an income approach that uses Level 3 inputs, which include our assumptions and appraisal data as to an aircraft’s useful life, future lease cash flows as well as a residual value based on expectations of market participants.

Profits Interests

To compensate and incentivize our employees, we grant share-based compensation awards to certain key employees. These awards of equity are intended to constitute “profits interest” within the meaning of the Internal Revenue Code Revenue Procedures 93-27 and 2001-43. The profits interests are comprised of exit-based and time-based interests. Exit-based interests vest upon qualifying transactions listed in our LLC Agreement relating to an IPO or a sale of the business. Time-based interests vest in accordance with capital contributions made to us by our members. The following table lays out the vesting schedule:

Percentage vested
Date of capital call	—
First anniversary	33%
Second anniversary	66%
Third anniversary	100%

The profits interests are accounted for as liabilities because of features that allow us to repurchase vested awards after vesting but before the recipient has been exposed to the risks and rewards of ownership if the recipient terminates their relationship with us. We have elected to account for our liability classified profits interests at their intrinsic value each period. The intrinsic value of the profits interests has been determined by estimating the payout that would be made to the holders of the award if we were liquidated or sold for our fair value. Therefore, share-based compensation expenses were $0 for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively. As of June 30, 2014 and December 31, 2013 all awards are subject to forfeiture upon termination of employment and are therefore considered unvested for accounting purposes.

As a private company, we had elected to measure our profits interests using the intrinsic value method in accordance with ASC Topic 718, Compensation-Stock Compensation. Upon filing of the registration statement of which this prospectus forms a part, we are considered a public company for the purposes of financial accounting for share-based payment, and as a result, the profits interests must be measured at fair value. A change in the valuation technique is a change in accounting estimate for purposes of applying ASC Topic 250, Accounting Changes and Error Corrections, and shall be applied prospectively to the profits interests. Therefore, we will measure the profits interests using the fair value method from the date of filing of the registration statement.

Derivative Financial Instruments

In the normal course of business we utilize derivative instruments to manage our exposure to interest rate risks. Interest rate swaps are used to minimize exposures to interest rate movement on our underlying debt obligations.

All interest rate derivatives are recognized as assets or liabilities on the consolidated balance sheets at fair value, with unrealized appreciation and depreciation from changes in fair values being recorded as a component of interest expense in the consolidated statements of operations. We determine fair value for our interest rate derivatives by using contractual cash flows and observable inputs comprising (as applicable) yield curves and credit spreads. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company itself and that of the counterparty as required.

As of June 30, 2014, December 31, 2013 and 2012, and for the periods then ended, we did not apply hedge accounting to any of our derivative instruments.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. The Company evaluates deferred tax assets on an annual basis to determine if valuation allowances are required by considering available evidence. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We will be evaluating deferred tax assets on a quarterly basis upon effectiveness of the registration statement of which this prospectus forms a part.

We recognize the effect of income tax positions only if sustaining those positions is more likely than not. Changes in recognition or measurement are reflected in the period in which a change in judgment occurs. We record interest and penalties related to unrecognized tax benefits in income tax expense. As of June 30, 2014, we did not have any unrecognized tax benefits.

Intrepid Aviation Group Holdings, LLC was formed as a limited liability company. For U.S. federal and state income tax purposes, any taxable profit or loss is passed through to, and reported in the income tax returns of the unit holders and no domestic income tax provision has been recorded. We also own several domestic and foreign subsidiaries. Most of our domestic subsidiaries and several of our foreign subsidiaries are classified as disregarded entities and the related activity is reported in the tax returns of Intrepid Aviation Group Holdings, LLC. However, one of our domestic subsidiaries is a corporation subject to U.S. federal and state income taxes. In addition, our foreign subsidiaries are subject to non U.S. income taxes in their respective jurisdictions but are not expected to have significant income tax liabilities in such jurisdictions. Deferred tax liabilities related to accelerated depreciation are substantially offset by deferred tax assets related to tax loss carry-forwards and other timing differences. Therefore, the accompanying consolidated financial statements do not include a significant provision for non-U.S. income tax.

Recently Issued Accounting Pronouncements

In March 2014, the FASB and the IASB continued redeliberations of the proposals included in the May 2013 Exposure Draft, specifically discussing the following topics: (1) lessee accounting model, (2) lessor accounting model, (3) lessor Type A accounting, (4) lessee small-ticket leases, (5) lease term, and (6) lessee accounting: short-term leases. While the FASB and the IASB made tentative decisions on these items, they did not reach the same conclusions with respect to every item. Under the current proposed accounting model, lessees will be required to record an asset representing the right to use the leased item for the lease term (the “Right-of-Use Asset”) and a liability to make lease payments. The Right-of-Use Asset and liability incorporate the rights arising under the lease and are based on the lessee’s assessment of expected payments to be made over the lease term. For Right-of-Use assets, the FASB supported a dual-model approach that would allow lessees to use a straight-line expense pattern for certain leases, whereas the IASB supported a single-model approach under which all leases would be treated as financing arrangements.

The FASB and the IASB tentatively agreed to make only minor modifications to the current lessor model. That is, lessors would consider criteria similar to the existing lease classification criteria under IAS 17 to determine the accounting from the lessor standpoint. The FASB and the IASB continue to deliberate on the proposed accounting standard and there is no estimated date of issuance of the standard nor a proposed effective date. Currently, management is unable to assess what impact the adoption of the new finalized lease standard would have on the airline industry’s leasing arrangements or on our consolidated financial statements.

Under the current proposal, sale leaseback accounting will be more difficult to achieve and more sale leasebacks will be treated as financings by lessees, which may lead to fewer sale leaseback transactions by airlines.

Public Company Costs

We expect that we will incur incremental general and administrative (“G&A”) expenses as a result of this offering. Specifically, we will incur certain expenses related to being a publicly traded company, including costs associated with SEC reporting requirements, tax return preparation, independent auditor fees, investor relations activities, Sarbanes-Oxley compliance, registrar and transfer agent fees, director and officer liability insurance expense and additional director compensation.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Management’s Use of Non-GAAP Measures of Consolidated Net Income, Consolidated Adjusted EBITDA and Consolidated Interest Expense

We present non-GAAP Measures of Consolidated Net Income, Consolidated Adjusted EBITDA and Consolidated Interest Expense, each as defined in the indenture governing our senior unsecured notes, as supplemental measures of our performance and ability to service debt. This data is derived from our consolidated financial information but not presented in our consolidated financial statements prepared in accordance with U.S. GAAP.

Our presentation of Consolidated Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these types of adjustments. Consolidated Adjusted EBITDA is not a measurement of our financial performance under U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. Non-GAAP measures of Consolidated Net Income, Consolidated Adjusted EBITDA and Consolidated Interest Expense have limitations as analytical tools and should not be viewed in isolation or as substitutes for U.S. GAAP measures of earnings. Some of these limitations are as follows:

•	these measures do not reflect changes in, or cash requirement for, our working capital needs;

•	these measures do not reflect our interest burden, or the cash requirements necessary to service interest or principal payments on our debt;

•	these measures do not reflect our income tax expense or the cash requirement to pay our taxes;

•	these measures do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	although depreciation is a non-cash charge, the assets being depreciated and amortized will often require replacement in the future, and these measures do not reflect any cash requirements for such replacements; and

•	other companies may calculate these measures differently so they may not be comparable.

Non-GAAP Consolidated Net Income and Consolidated Adjusted EBITDA

Our non-GAAP measure of Consolidated Net Income is defined in the indenture governing the senior unsecured notes as net income (loss) plus, to the extent recognized in net income, gain (loss) on disposal of aircraft, gain (loss) on foreign exchange and amortization of debt discounts.

Consolidated Adjusted EBITDA is defined in the indenture governing the senior unsecured notes as the non-GAAP measure of Consolidated Net Income described above plus, to the extent deducted in determining Consolidated Net Income, depreciation, amortization, interest expense, income taxes, stock-based compensation expense, any other non-cash or non-recurring losses or charges of the Company and its consolidated subsidiaries and (1) any costs incurred pursuant to the LLC Agreement, (2) any fees, charges or other expenses made or incurred in connection with any non-ordinary course investment, equity offering (including an initial public offering), asset sale, asset acquisition, recapitalization or incurrence of indebtedness permitted to be incurred by the indenture governing the senior unsecured notes (whether or not successful), including such fees, expenses or charges related to the offering of the senior unsecured notes and any credit facilities, (3) the amount of any restructuring charge, including any one-time costs incurred in connection with acquisitions after January 29, 2014, (4) the amount of management, monitoring, consulting and advisory fees (including termination fees) and related expenses paid or accrued in such period to the extent otherwise permitted under the indenture governing the senior unsecured notes, (5) any loss from the early extinguishment of indebtedness arising from the application of purchase accounting or hedging obligations or other derivative instruments, (6) any impairment charge or asset write-off pursuant to ASC 350 Intangibles—Goodwill and Other and ASC 360 Property, Plant, and Equipment and the amortization of intangibles arising pursuant to ASC 805 Business Combinations and (7) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options or other rights to officers, directors or employees.

The table below shows the reconciliation of net income (loss) under U.S. GAAP to the non-GAAP measure of Consolidated Net Income and Consolidated Adjusted EBITDA as defined in the indenture governing the senior unsecured notes for the six months ended June 30, 2014 and for the year ended December 31, 2013:

	Six Months Ended June 30,	Fiscal Year Ended December 31,
	2014	2013
	(unaudited)
Net income (loss)	$(4,765)	$2,738
Adjustments:
Loss on foreign exchange	24	169
Loss (gain) on fair value of derivatives	7,567	(1,606)
Amortization of debt discounts for indebtedness issued prior to senior unsecured notes	842	561

Non-GAAP Consolidated Net Income	$3,668	$1,862

Adjustments:
Depreciation	23,182	15,669
Interest expense, net of amortization of debt discounts for indebtedness issued prior to senior unsecured notes	27,711	6,735
Income tax expense	369	571
Non-cash management compensation	1,879	2,172

Consolidated Adjusted EBITDA	$56,809	$27,009

Non-GAAP Consolidated Interest Expense

Our non-GAAP measure of Consolidated Interest Expense as defined in the indenture governing the senior unsecured notes represents, for any period, consolidated interest expense as calculated in accordance with GAAP, excluding all debt discounts and expense amortized or required to be amortized in the determination of our non-GAAP measure of Consolidated Net Income for such period. The table below shows the reconciliation of interest expense under U.S. GAAP to our non-GAAP measure of Consolidated Interest Expense as defined in the indenture governing our senior unsecured notes to Consolidated Interest Expense for the six months ended June 30, 2014 and for the year ended December 31, 2013:

	Six Months Ended June 30	Fiscal Year Ended December 31,
	2014	2013
	(unaudited)
Interest expense	$28,553	$7,296
Less amortization of debt discounts for indebtedness issued prior to senior unsecured notes	(842)	(561)

Non-GAAP Consolidated Interest Expense	$27,711	$6,735

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We receive all of our revenue in U.S. dollars, and we pay substantially all of our expenses in U.S. dollars. However, we incur some of our expenses in other currencies, primarily the Euro and the Singapore dollar, and are subject to some foreign currency exchange risk.

The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive all of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. Four of our long-term third-party debt instruments have floating interest rates. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for our floating rate debt. Our floating rate debt will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases (unless the leases are also floating rate). However, we seek to mitigate our floating interest rate risk on long-term debt by entering into fixed pay interest rate derivatives, as appropriate. Additionally, substantially all of our debt under our PDP Facilities is short-term. Therefore, we believe any change in LIBOR rates will not have a material impact on our results of operations.

We fund the acquisition of our aircraft primarily with a combination of long-term fixed rate secured credit facilities or long-term variable rate secured credit facilities with corresponding interest rate swaps. The terms of these facilities generally match the length of our leases to mitigate our interest rate and refinancing risk. As of June 30, 2014, exclusive of our PDP Facilities, 87.3% of our debt is either fixed rate or synthetically fixed using interest rate swaps and the weighted average remaining term of our debt was 8.2 years and, we had $271.5 million in floating rate debt not fixed by a corresponding interest rate swap. If our composite interest rate were to increase by 1%, we would expect to incur additional interest expense on our existing indebtedness as of June 30, 2014, of approximately $2.7 million (excluding the effect of capitalized interest) on an annualized basis, which would negatively affect our financial condition, cash flow and results of operations.

Liquidity Risk

Liquidity risk arises from the general funding needs of our activities and in the management of our assets and liabilities.

Counterparty Credit Risk

Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. We monitor and manage credit risk through credit policies. Risks surrounding counterparty performance and credit could ultimately impact the amount and timing of expected cash flows. We seek to mitigate counterparty risk by having a diversified portfolio of counterparties.

INDUSTRY

Air Transportation Industry

Commercial aviation is a critical component of the global economy, supporting an estimated 58.1 million jobs globally and contributing $2.4 trillion to the global economy, according to AVITAS. In 2013, 3.1 billion passengers flew on more than 25,000 commercial aircraft. According to ICAO and Airbus, demand for air transport is strongly correlated to economic activity, and has grown steadily at a CAGR of 5.8% per year, roughly 1.5 times the world GDP growth rate of 3.1% over the past 40 years. Global passenger traffic demand, as measured in revenue RPKs, which equals one kilometer flown by a paying passenger, has about doubled every 15 years since 1981 and is expected to double again in the next 15 years according to Airbus. Many factors have contributed to air transport’s more rapid growth rate than that of global GDP, including: (i) expanding urban populations, (ii) the development of an emerging markets middle class with discretionary income, (iii) greater globalization and cross-border economic activity and (iv) the rise of low cost carriers. We believe the consistency of these trends over a long period of time support the stable growth profile of the industry going forward.

Worldwide passenger traffic demand has generally also proved robust and resilient to exogenous shocks. RPKs have declined in absolute terms on only three occasions in modern aviation history, by 3.3% in 1991 (following the 1990 oil price shock, early 1990s recession and the first Gulf war), 2.1% in 2001 (following the events of September 11, 2001 and the recession that followed), and 2.4% in 2008 (following the global financial crisis of 2007-2008). Traffic recovered to above pre-downturn levels within one year after the 1990 and 2007-2008 declines and within two years after the 2001 downturn.

The Airline Monitor projects 4.9% average annual growth in passenger traffic through 2025, and 4.5% average annual growth between 2026 and 2035, for a 20-year average annual growth rate of 4.8%. The Airbus 2013 Global Market Forecast (“GMF”) predicts that RPKs will grow at an average of 4.7% per annum between 2012 and 2032. Boeing in its 2013 Current Market Outlook (“CMO”) projects 5.0% average annual RPK growth between 2013 and 2032. The chart below shows the historical and forecasted growth in air travel as measured in trillions of RPKs compared to the historical growth in indexed real GDP from 1972 to 2032.

Air Travel a Strong Growth Market

Source: Airbus Global Market Forecast 2013 - 2032.

Aircraft Demand Forecast

According to Airbus, the global commercial aircraft fleet (defined as passenger jets with more than 100 seats and freighter aircraft) is expected to approximately double in size from 2013 to 2032, growing to 36,560 aircraft. Airbus forecasts that the supply of new commercial aircraft will total approximately 29,000 units during this period, approximately 10,000 of which will replace in-service aircraft and 19,000 of which represent incremental growth. The advent of efficient, new-technology widebody aircraft, which are unique in their combination of payload, range, operating capabilities and the ability to fly long-haul missions economically, is also accelerating the retirement of older, less fuel-efficient aircraft. Increased fuel prices and the growing international movement toward regulating and reducing levels of greenhouse gas emissions widen the operating cost differential between newer and older aircraft because the use of new technology aircraft can make a significant difference in total fuel consumption and carbon emissions.

Projected Commercial Aircraft Fleet Growth: OEMs 20 Year Forecasts

Source: Airbus Global Market Forecast 2013; Boeing Current Market Outlook 2013.

Note: Airbus forecast commercial passenger jet aircraft with more than 100 seats plus freighters; Boeing forecast includes passenger and freighter jets.

According to ICF, the most popular models of small and medium widebody aircraft currently in production include the Boeing 777, Boeing 787 Dreamliner, Airbus A330, and, imminently, the Airbus A350. While small and medium widebody aircraft represent 14% of the 2013 in-service fleet excluding regional jets and turboprops, they represent 23% of the future order book by aircraft count as of December 31, 2013 according to Flightglobal Ascend, which would represent a significantly greater percentage by value or cost. Boeing forecasts that $2.2 trillion of the $4.8 trillion demand for new aircraft over the next 20 years is expected to be in small and medium widebody models, representing 45% of the value of global airplane deliveries over this period. Boeing forecasts growth in small and medium widebody fleets between 2012 and 2032 of 134% and 138%, respectively, representing faster fleet growth than other aircraft categories or commercial passenger aircraft overall as shown in the forecasts in the charts below.

Boeing Forecast by Type

				New Deliveries
	2012	2032	% Change	Aircraft	$ billions
Large widebody	780	910	16.7%	760	280
Medium widebody	1,520	3,610	137.5%	3,300	1,090
Small widebody	2,310	5,410	134.2%	4,530	1,100
Single aisle	13,040	29,130	123.4%	24,670	2,290
Regional jets	2,660	2,180	-18.0%	2,020	80

Total	20,310	41,240	103.1%	35,280	$4,840

Source: Boeing Current Market Outlook.

Note: Small widebody aircraft include aircraft with two aisles and 230 to 340 seats in a two class configuration or 200 to 300 seats in a three class configuration; medium widebody aircraft include aircraft with two aisles and 340 to 450 seats in a two class configuration or 300 to 400 seats in a three class configuration; large widebody aircraft have more than 400 seats in a three class configuration.

Boeing and Airbus expect the majority of the demand for these widebody models to come from emerging markets, in particular, the Asia Pacific and Middle East regions in which we focus. The following table shows Boeing’s delivery forecast from 2012 to 2032 broken down by size category and by region.

Boeing Delivery Forecast Between 2012 and 2032 by Region (2012 dollars in billions)

	Regional jets	Single- aisle	Small widebody	Medium widebody	Large widebody	Total
Asia Pacific	$10	$840	$460	$490	$90	$1,890
Europe	10	530	210	210	60	1,020
North America	40	460	170	130	10	810
Latin America	10	210	70	10	0	300
Middle East	1	120	100	220	110	550
C.I.S.	10	70	30	20	10	140
Africa	2	60	60	10	0	130

Total	$80	$2,290	$1,100	$1,090	$280	$4,840

Source: Boeing Current Market Outlook.

Aircraft Demand Drivers

The demand for both widebody and narrowbody aircraft is driven by (i) the growth in demand for new aircraft, representing growth in the overall market, and (ii) demand to replace the supply of retiring aircraft that have reached the end of their useful life.

Growth in Demand for New Aircraft: Underlying Air Traffic Macro-Economic Drivers

Many factors have contributed to the growth of air transport at rates faster than global GDP, including expanding urban populations, the rise of an emerging markets middle class with income available for discretionary spending on air travel, greater globalization and cross-border economic activity and the liberalization of air transportation that has permitted the rise of low cost carriers.

According to the United Nations, Department of Economic and Social Affairs (“DESA”), the world’s population is expected to grow to 8.1 billion people in 2025, marked by strong and rapid urbanization and middle-class growth in emerging markets, particularly in Asia. In 2032, it is expected that approximately 61% of the world population will live in a city compared to approximately 52% in 2012. DESA anticipates the number of cities will increase between 2012 and 2025 by more than 50%, with 96 cities of over five million inhabitants, together representing 23% of the urban population, up from 18% in 2012.

Based on a study published by the OECD (The Emerging Middle Class in Developing Countries—Working Paper No. 285), the global middle-class is expected to grow by approximately 60% between 2012 and 2022 and by approximately 134% between 2012 and 2032. Most of the growth is expected to come from Asia, which will grow by approximately 138% between 2012 and 2022 and by approximately 312% by 2032. The charts below show (i) the historical and forecast shift in the share of world GDP between developing, emerging and advanced economies from 1992 to 2032 and (ii) the forecasted growth of the global middle class from 2012 to 2032.

Emerging Economies % of World GDP	Global Middle Class(1) (Millions of People)

Source: IHS Global Insight, Airbus.	Source: Kharas and Gertz (OECD), Airbus. (1) Households with daily expenditures between $10 and $100 per person (at PPP). (2) CIS represents Commonwealth of Independent States.

Emerging market populations have historically had relatively less discretionary income to spend on air travel and, as a result, fewer aircraft per million people than developed countries. The low aircraft penetration in emerging markets, such as Brazil, Russia, India and China, represents a significant opportunity as these emerging markets approach penetration levels closer to mature markets like North America and Europe. Accordingly, Airbus forecasts that RPKs in the Middle East, Latin America and Asia Pacific will grow at CAGRs of 7.1%, 6.0% and 5.5%, respectively. By 2032, the Asia Pacific region is expected to have nearly twice the level of airline traffic of North America. The following tables highlight (i) the low aircraft penetration in emerging markets by showing the number of aircraft per million people by region and (ii) compares the growth in air traffic as measured in RPKs by region.

Aircraft per Million People	Growth in Air Traffic by Region

Source:Ascend.	Source:Airbus Global Market Forecast. (1) CIS represents Commonwealth of Independent States.

The relationship between air travel demand and GDP per capita is logarithmic. In mature economies, a small change in GDP per capita results in a small increase in trips per capita. However, in developing economies, a small increase in GDP results in a large increase in trips per capita. Once an economy reaches an inflection point, the demand for air travel typically increases very rapidly. Market penetration remains low in many emerging markets, but the frequency of travel is expected to rise sharply as disposable income increases. Currently, 80% of the world’s population lives in countries that generate only 25% of flights.

The following chart illustrates the relationship between GDP and trips per capita by country.

Propensity to Travel, Trips per Capita (Logarithmic Scale) vs. GDP per Capita (US$)

Source: Airbus Global Market Forecast.

Over the past two decades, governments have gradually liberalized their respective aviation policies to be more open in line with other international industries. The proliferation of “open skies” agreements has been one of the leading indicators of such liberalization, along with the reduction of foreign ownership restrictions and government divestitures of state-owned airlines. Such liberalization in air services has proved to be a key driver of recent air service growth in the Asia Pacific region as airlines open new markets, cooperate in joint ventures, and undertake cross-border investment activities.

Demand to Replace the Retiring Aircraft: Replenishing an Aging Fleet with Fuel Efficient Aircraft

The advent of efficient, new-technology widebody aircraft, which are unique in their combination of payload, range, operating capabilities and ability to fly long-haul missions economically are expected to increase the retirement of older less fuel efficient aircraft. Airlines typically look to order larger aircraft in extended periods of high fuel costs to reduce seat mile costs. Increased fuel prices and the growing international movement toward regulating and reducing levels of greenhouse gas emissions widen the operating cost differential between newer and older aircraft as the use of new technology aircraft can make a significant difference in total fuel consumption and carbon emissions. Expectations that fuel prices will remain elevated and that additional regulations and taxes on carbon emissions will be put in place over the longer term are likely to accelerate the replacement of aging and inefficient fleets. Conversely, greater demand for, and the improved operating economics of, young and efficient aircraft should support their residual value retention. Currently, the jet fuel spot price has remained elevated for several years, and the volatility in prices has declined, bolstering longer term expectations of the price of jet fuel that contribute to fleet planning decisions. The charts below compare (i) the evolution of fuel costs as a share of operating expenses; and (ii) the jet fuel spot price trend overtime, including the one and two standard deviation movements in the spot price.

Evolution of Fuel Cost as a Share of Operating Expenses	Jet Fuel Spot Price Overtime

Source: EIA and IATA forecast, June 2014.	Source: EIA.

As airframe and engine technologies and operational capabilities continue to improve, twin-engine widebody aircraft are increasingly supplanting their four-engine equivalents due to their lower fuel burn and maintenance costs and exceptional reliability. When it first entered service in 1970, the Boeing 747 was unmatched in terms of payload and range capability, and for many years was the dominant widebody aircraft on long-haul, dense routes. However as newer, more-capable large twin-engine widebody aircraft have entered service over the past 15 years, they have taken increasing market share from four-engine widebody aircraft such as the Boeing 747 and Airbus A340 with their relatively superior operating economics.

According to AVITAS, the average age of the Boeing 747 fleet of 335 aircraft is 20 years old, and the average age of the Airbus 340 fleet of 300 aircraft is 13 years old. The tables below show (i) the age distribution of the global fleet today; and (ii) the number and proportion of the global fleet that is over 20 years old over time:

Age Distribution of Global Fleet	Fleet Over 20 Years Old Over Time

Source: Ascend Flightglobal.	Source: Ascend Flightglobal.

As four engine widebody aircraft are being retired, demand for new generation and next generation aircraft has increased to fill the replacement need. We believe that trend will accelerate going forward.

Demand for Widebody Aircraft

We believe the macro-economic drivers underpinning the overall growth in demand for new aircraft will contribute to the demand for fuel-efficient twin-engine widebody aircraft in particular by increasing demand for long-haul travel on routes for which these aircraft are best-suited.

Impact of Long-Haul Travel on Demand

Since 1990, long-haul traffic has grown at a faster pace than short-haul traffic. From 1990 to 2012, long-haul traffic, as measured in offered available seats, grew at a 4.2% average annual rate compared to a 2.9% average annual rate for short-haul traffic. The chart below shows the historical growth in long-haul as compared to short-haul travel, as measured in available seat kilometers (“ASKs”) and indexed from 1990 to 2012.

Long-Haul vs. Short-Haul Capacity Growth (ASK as Indexed)

Source: Airbus Global Market Forecast. Note: Long-haul traffic includes flights with distances larger than 2,000nm; excludes domestic traffic.

Due partly to airline mergers, the number of airlines operating long-haul routes has declined since 2005, resulting in an increase in ASKs per long-haul airline of 50% between 2002 and 2012 according to Airbus. We believe the trend towards relatively fewer airlines has made these routes more profitable for the airlines that operate them. While the number of seats offered per city pair has declined for short-haul flights, the average number of seats offered per long-haul city pair has risen steadily as larger aircraft are flown on the same routes. We believe the increasing number of seats offered per city pair demonstrates the trend, particularly since 2001, towards larger aircraft to meet long-haul demand rather than a proliferation of more routes serviced with smaller aircraft as with short-haul traffic. The chart below shows the rise in the average number of seats offered by city pair for long-haul as compared to short-haul travel from 1972 to 2012.

Source: Airbus Global Market Forecast. Note: Long-haul traffic includes flights with distances larger than 2,000nm; excludes domestic traffic.

According to ICF, the rise in an urban middle class with income available for discretionary expenditures is expected to continue to drive relatively greater demand for long-haul travel between major urban centers. According to Airbus, in 2012, out of approximately 850 cities handling long-haul passengers in their airport(s), only 42 cities handled more than 10,000 long-haul passengers per day (“a mega city”), most located in the northern hemisphere. Approximately 51% of the total world-wide long-haul traffic was between mega cities, and approximately 93% of world-wide long-haul traffic involved a mega city at origin or destination. By 2032, Airbus forecasts that the number of mega cities will grow to 89, with particularly rapid growth in South America and Africa. Approximately 75% of long-haul travel is expected to be between these mega cities and approximately 99% of long-haul traffic will involve a mega city at origin or destination. As a result of the growth in the major urban centers for international travel, Airbus forecasts that long-haul traffic will increase from approximately 26 million to approximately 67 million passengers per month.

Airlines have responded to the increasing development of long-haul routes with orders for larger aircraft according to ICF. We believe these fuel-efficient, twin-engine widebody aircraft are best-suited for these long-haul routes because they operate at a lower CASM as a result of the economies of scale inherent in flying a larger aircraft.

Recently established LCCs focusing on the longhaul market have also added to the demand for widebody aircraft, particularly in the Asia Pacific region. While the LCC business model has historically focused on flying narrowbody aircraft on short-haul flights, in recent years a number of new long-haul LCCs have been established or are launching as subsidiaries of major Asia Pacific or European carriers, such as Singapore Airlines’ Scoot, Qantas Group’s JetStar or Lufthansa’s WINGS.

Impact of Airport Slot Constraints on Demand

Airlines have also sought to increase the seating capacity, or gauge, of aircraft in part to cope with the lack of available slots at major airports. Slot constraints limit airlines’ ability to grow revenue, and they force airlines to spread costs over a smaller number of flights. In response, we believe airlines will continue to demand more twin-engine widebody aircraft to reclaim CASM economics. IATA estimates that approximately 289 airports are presently designated as Level 2 or Level 3 slot-constrained, adding impetus to both short-haul and long-haul average aircraft capacity and thus seats per departure over time. Level 2 airports are designated as those with the potential for congestion, and level 3 airports are slot controlled and allocated by airport or government authority. The charts below show (i) slot constrained airports by region and (ii) seats per departure and average stage length.

IATA Slot Constrained Airports Count by region	Seats per Departure and Avg. Stage Length

Source: IATA.	Source: IATA, OAG as of June 2014. Note: Includes turboprop, regional jet, narrowbody and widebody aircraft.

Aircraft slot constraints, and the rising demand for long-haul travel have combined to increase the average number of seats per departure and the average stage length over the last decade. In each flight, airlines are transporting more passengers further, which requires larger capacity aircraft with the capability to fly longer ranges. The map below shows global airports, indicating slot constraints and total seats flown.

Source: OAG as of June 2014. Note: Size of circle corresponds to total 2014 number of seats flown.

Widebody Aircraft Supply

According to ICF, aircraft supply characteristics are as follows:

•	There is a well-established Airbus and Boeing original equipment manufacturer (OEM) duopoly in both the narrowbody and widebody commercial passenger jet segments with generally disciplined behavior, which is expected to remain the case for at least the next ten to fifteen years. A similar duopoly dynamic exists today in the regional and small mainline jet market established by Embraer and Bombardier, although this dynamic is expected to change with new entrants before the market for larger aircraft does.

•	Barriers to entry are extremely high, measured in terms of the time, technical and financial resources required not only to bring new products to market but also to establish credibility and a track record for reliability, performance and customer support. Even for established OEMs, developing new or evolved products is frequently a long term and expensive process.

•	Order backlogs have increased considerably and currently equal approximately 58% of the in-service fleet.

•	Aircraft production is increasingly reliant upon global supply chains, which are typically stable but require strong oversight and management on the part of the primary manufacturer and introduce political and other risks.

Commercial Aircraft Order Backlog as a Percent of Active Fleet from 2001 to March 2014

Source: ICF Analysis, March 2014.

Note: Includes narrowbody, widebody, and regional jets in commercial service. Excludes Russian-manufactured aircraft. Only includes operational roles of passenger, freighter, quick change and combi.

The commercial jet fleet can be categorized by size, namely widebody, narrowbody, and regional jet aircraft.

•	Widebody: Widebody aircraft (also called “twin-aisle” aircraft) are large aircraft with two passenger aisles on one or two cabin floors and a typical capacity of 200 to 600 passengers. This type of aircraft is used for the commercial transport of passengers and cargo. Widebody aircraft are further categorized according to relative size, typically small, medium and large or very large according to their two, three or four class cabin configuration. Boeing defines small widebody aircraft as seating between 200 to 340 passengers while medium widebody aircraft are defined as seating between 340 to 400 passengers. Large three-to-four class aircraft are defined as seating in excess of 400 seats.

•	Narrowbody: Narrowbody aircraft (also called “single-aisle” aircraft) typically have a single floor fuselage cabin with a normal capacity of 100 to 200 passengers.

•	Regional Jet: Regional jet aircraft are large single-aisle short-haul regional aircraft powered typically by two turbofan engines with a typical capacity of 50-100 passengers.

The widebody commercial jet fleet can also be categorized by three broad generational classes (excluding “old-generation” aircraft predominately produced in the 1960s and 1970s):

•	“Mid-generation”: Aircraft with peak production in the 1980s and early 1990s. Widebody aircraft in this group include the four engine Boeing 747-400 and Airbus A340 and the two engine Boeing 767, Airbus A300, Airbus A310, and three-engine McDonnell Douglas MD-11. These aircraft will increasingly be removed from their primary application/operators but will continue to maintain a presence among secondary/tertiary passenger operators or will be converted to freighter aircraft in limited numbers.

•	“New-generation”: Current production widebody aircraft types include the Airbus A330 and the Airbus A380. Boeing’s new-generation aircraft in production include the four engine Boeing 747-8 and the two engine Boeing 777 series. New generation aircraft are currently available as new deliveries from the manufacturers, through the lessor channel, and in some instances from the used aircraft market. They are expected to form the core of future passenger airline fleets and help to meet demand for freighters for at least the next decade.

•	“Next-generation”: Re-engined aircraft such as the recently launched Airbus A330neo and Boeing 777X aircraft families that are expected to offer fuel burn improvements of around 15% on a per seat basis compared to new-generation aircraft. In addition, this category includes the Airbus A350 and Boeing 787 Dreamliner, which are all expected to offer fuel burn improvement of as much as 20% compared to new-generation aircraft.

Moderate levels of new deliveries and order backlogs have increased the market appetite for new twin engine widebody aircraft. Delivery positions for Boeing 787 Dreamliner and Airbus A350 aircraft are unavailable until 2021, shifting additional demand onto new model Boeing 777 and Airbus A330 aircraft. AVITAS believes that given the historically low availability of twin engine widebody aircraft, competition between the secondary market and new aircraft deliveries will be limited. The Boeing 777 and Airbus A330 families have the largest operator bases and largest backlogs in terms of aircraft orders of the widebody aircraft types currently in production. The table below provides an overview of the main widebody aircraft types, including those currently in-production and those anticipated to come into production.

Airbus and Boeing Current Widebody Aircraft Overview(1)(2)

Source: OEM Statistics and announcements as of December 2013; ICF Analysis.

(1)	The number of seats and range of aircraft represent typical two class configuration. The Airbus A380 and Boeing 747 are in typical three-class configuration.
(2)	Considers current and announced future production rate changes. All other rates from OEM announcements except Airbus A350 from The Airline Monitor.

Widebody Aircraft Market

Widebody Aircraft Are Generally More Profitable for Airlines

In general, we believe widebody aircraft are more profitable for airlines to operate compared to narrowbody aircraft due to economies of scale and fuel efficiencies from higher seat capacity, a higher percentage of premium seats for a given aircraft, and the generally lower competition from LCCs on long-haul routes. The CASM for a narrowbody aircraft is higher than that for an equivalent technology widebody aircraft due to the inherent economies of scale in flying a larger aircraft. Over the past 10 years, the percentage of premium seats on widebody aircraft has ranged from 11.4 to 13.3 percent while narrowbody aircraft premium seats have ranged from 3.5 to 7.2 percent. Also, on the long-haul routes in which widebody aircraft are often used due to their greater range, LCCs have not historically been prevalent competitors to the well-established, flagship airlines. Because there is typically less competition on these routes, we believe airlines are able to maintain better relative seat economics compared to the more competitive short-haul routes on which narrowbody aircraft are more commonly used.

Percentage of Premium Seats by Aircraft Type

Source: OAG as of June 2014.

Leases on Widebody Aircraft Have Higher Renewal Rates

Airlines typically invest significantly in long-haul aircraft with a high percentage of premium seats to configure those aircraft to their individual brand and specifications. Due to the investment placed into the aircraft, airlines are more likely to renew a lease for a widebody aircraft than to renew a lease for a narrowbody aircraft. When an airline renews an aircraft lease, there is typically no downtime and a higher renewal rate than might typically be obtained when an aircraft is remarketed. The chart below compares the percentage of narrowbody and widebody aircraft that are on lease with the original lessee for different aircraft ages.

Percentage of Aircraft on Lease with the Original Lessee

Source: Flightglobal ACAS—June 2014.

Note: Only passenger, freighter, combi, and QC aircraft that entered service after 1990 and have since changed operators.

Widebody Aircraft Leasing Industry

Market Overview

In conjunction with the growth of the overall global commercial aircraft fleet, the role of operating lessors has expanded significantly over the last 40 years. Since 1980, the percentage of the global active commercial aircraft fleet under operating lease has increased from less than 2% to 40% by 2014, and Boeing Capital forecasts that operating leasing will account for 50% of the in service fleet by the end of this decade. Operating leases are an attractive financing alternative because they allow airlines to minimize capital outlay requirements and eliminate residual value risk. In addition, operating leases enhance airlines’ fleet planning flexibility, provide availability to advantageous delivery positions and access to current technology.

Aircraft lessors play an important intermediary role that also benefits the OEMs as lessors are a significant direct buyer of new aircraft and provide a stable customer base for the OEMs. Commanding a sizeable position in the order books of both Airbus and Boeing, lessors provide important insights for the OEMs in terms of future demand and related order book structure and act as an additional distribution network for the OEMs. In addition, lessors establish aircraft component, interior, and engine standards that influence the industry and result in a more liquid trading market for these “standard” aircraft.

From 1980 to 2013, the rate of lessor ownership of twin-engine widebody aircraft has increased from 6 percent to 32 percent. Despite the growth in the twin engine widebody market, the rate of lessor ownership of twin engine widebody aircraft has grown less rapidly than for narrowbody aircraft. Between 2000 and 2013, the number of twin engine widebody aircraft owned by lessors has grown at a 6.8% annual rate compared to an 8.4% annual rate for narrowbody aircraft.

Today, there are still few, if any, other lessors focused primarily on widebody aircraft due in part to higher capital requirements, resulting in what we believe is a less competitive market and creating opportunities for lessors that focus on widebodies. Narrowbody aircraft have approximately a 46% rate of lessor ownership as compared to approximately 32% for twin engine widebody aircraft. AVITAS believes that the trend toward aircraft leasing will continue as airlines are tending to concentrate on transporting passengers rather than aircraft ownership. The charts below compare the growth and lessor ownership of aircraft overall as well as widebody and twin engine widebody aircraft.

Narrowbody In-Service Aircraft(1)	Twin Engine Widebody In-Service Aircraft(2)

Source: Ascend Flightglobal.

Note: Includes only Boeing and Airbus passenger aircraft as of December 31, 2013.

(1)       Narrowbody aircraft includes Boeing 707, 717, 727, 737, 757 and Airbus A320 family.

(2)       Twin engine widebody aircraft includes Boeing 767, 777, 787 Dreamliner, Airbus A300, A310, A330 and A350.

We believe there are significant barriers to entry in the widebody leasing market including: large purchase prices, significant required pre-delivery payments, limited delivery slots due to long OEM backlogs, and airlines’ preference to work with experienced widebody lessors.

•	According to ICF, the higher purchase price of widebody aircraft relative to narrowbody aircraft has, in part, caused the widebody aircraft leasing sector to be less competitive than the narrowbody sector historically. The purchase price for widebody aircraft often exceeds $100 million per aircraft as compared to $40 million for a current generation narrowbody.

•	Prior to delivery, OEMs often require significant pre-delivery payments to be made at points well in advance of an aircraft’s delivery. We believe that many lessors have not participated in the widebody leasing market due to the size and duration of this capital commitment.

•	Both Boeing and Airbus have significant backlogs for deliveries of new widebody aircraft, which limits the ability of potential new competitors to source the aircraft to enter the widebody leasing market. As of June 30, 2014, Boeing and Airbus had a backlog of over 2,000 small and medium widebody aircraft. OEMs have less ability to ramp up production of widebody aircraft relative to narrowbody aircraft, leaving potential new market entrants with fewer opportunities to secure a forward order of widebody aircraft.

Widebody aircraft are predominately operated by well-established airlines, who typically prefer to work with lessors that have experience acquiring and leasing widebody aircraft, limiting the ability of new lessors to enter the widebody leasing market. We are the only aircraft lessor primarily focused on twin-engine passenger widebody aircraft, whereas other major aircraft lessors focus on narrowbody aircraft as their core asset class. We believe our focus on modern, in-production twin-engine widebody aircraft provides us with a competitive advantage in this rapidly growing and attractive market segment. We believe that leasing twin engine widebody aircraft has several distinct advantages over leasing narrowbody aircraft, including: (i) lessees of stronger credit quality, (ii) higher lease rates and longer lease terms resulting from less market competition, (iii) a greater propensity for lease extensions and renewals due to airlines’ tendency to invest significantly in the configuration of the aircraft, (iv) more stable OEM production and (v) better long-term growth potential due to expected long-haul traffic growth and airlines’ demand for larger aircraft. We believe our focus on a relatively more attractive asset type will benefit our company as our assets retain greater demand with better return characteristics over the long term. The table below outlines our views regarding the advantages in leasing widebody aircraft relative to more narrowbody aircraft in today’s market.

	Narrowbodies	Twin Engine Widebodies
Aircraft Types Competition	Boeing 757, Airbus A320 family, Boeing B737 family. Highly competitive market	Boeing 777, Boeing 787 Dreamliner, Airbus A350, Airbus A330. Less competition from other lessors, which typically focus on narrowbody aircraft

Lessee Profile	Includes greater proportion of start-up low cost carriers and regional airlines (with 69.6% in operation more than 20 years)	Typically flag carriers and well-established airlines that operate long-haul international routes (with 89.2% in operation more than 20 years)

Aircraft Importance to Lessee	Short-haul routes that are sometimes less core to route network or profitable	Typically operate on long-haul routes that are important to maintain; aircraft are key to the lessee’s fleet

Operating Costs	Fewer seats drives higher CASM	With capacity in excess of 250 seats widebodies have lower CASM

Lease Rates	Typically lower than widebody lease rates	Typically higher than narrowbody lease rates

Lease Terms	Medium term leases averaging between six and eight years	Longer initial lease terms are common, ranging between 10 and 12 years

Renewal Rates	Lease renewals less frequent due to significant spot market capacity	Typically higher renewal rates with original lessees

New Technology	Airbus A320neo and Boeing 737 MAX re-engining programs will replace current engine option aircraft	Airbus A330 and Boeing 777 aircraft currently have a stable place in the market

The life cycle of an aircraft creates an approximately 25-year investment horizon characterized by varying risks and rewards over time. This dynamism allows the leasing market to be segmented as different lessors look to meet varying strategic objectives by finding market niches and areas of competitive advantage. Some lessors focus almost entirely on acquisition of new equipment directly from the manufacturers and frequently sell their assets after five to seven years or less. Others focus primarily on purchasing used equipment at depreciated levels and targeting those customers whose operation does not require newer-generation aircraft. Another segment of the operating leasing community purchases new or used aircraft (with or without leases attached, or via sale- leasebacks) and manages them throughout the aircraft life cycle.

Of the major aircraft leasing companies, relatively few focus primarily on widebody aircraft. While many aircraft leasing companies invest in widebody aircraft, we believe almost all do so to a significantly lesser extent than narrowbody aircraft. According to ICF, we are the eighth largest aircraft leasing company for widebody aircraft as of June 30, 2014 based on the current market value of our owned and committed aircraft portfolio. The table below shows the top 20 lessors ranked by the value of their owned and managed widebody fleet.

Top 20 Lessors Ranked by the Value of their Owned and Managed Widebody Fleet, June 2014

			Current Fleet		Ordered		Total
Rank	Lessor	Age(1)	Units	Value	Units	Value	Units	Value
1	AerCap	8.6	314	$13.1	95	$12.2	409	$25.3
2	Air Lease Corporation	4.1	32	$2.2	89	$13.3	121	$15.5
3	GECAS	7.7	182	$8.3	30	$4.7	212	$13.0
4	CIT	5.4	41	$1.9	45	$5.8	86	$7.7
5	BBAM	3.6	54	$4.1	4	$0.4	58	$4.5
6	Amedeo	0.0	0	$0.0	20	$4.1	20	$4.1
7	BOC Aviation	3.5	41	$3.6	0	$0.0	41	$3.6
8	Intrepid(2)	1.8	15	$1.5	17	$2.0	32	$3.6
9	Doric	4.6	27	$3.4	0	$0.0	27	$3.4
10	ALAFCO	3.2	5	$0.3	20	$2.8	25	$3.1
11	Aircastle	7.7	62	$2.8	0	$0.0	62	$2.8
12	Avolon	2.8	13	$1.3	10	$1.2	23	$2.5
13	DAE Capital	4.4	23	$2.0	3	$0.5	26	$2.4
14	AWAS	7.8	50	$1.9	2	$0.3	52	$2.2
15	CDB Leasing	4.2	29	$2.0	0	$0.0	29	$2.0
16	VEB-Leasing JSC	4.1	28	$1.7	0	$0.0	28	$1.7
17	ICBC	4.5	21	$1.7	0	$0.0	21	$1.7
18	Guggenheim	5.5	31	$1.6	0	$0.0	31	$1.6
19	Novus Aviation	2.9	16	$1.3	0	$0.0	16	$1.3
20	Jackson Square	2.4	10	$1.2	0	$0.0	10	$1.2

Source: Ascend, June 2014 (fleet data except Intrepid), Company management (Intrepid fleet data) and ICF (value and analysis).

Note: Values for future year deliveries at 2014 level. Values for delivered aircraft at expected value (full life for new aircraft, transitioning to half-life for used aircraft).

(1)	Value-weighted average age of current widebody fleet.
(2)	Current Fleet excludes one Airbus A321-200 aircraft on lease to EVA Airways, and Ordered excludes two Boeing 777-300ER aircraft that are subject to reconfirmation as described under “Prospectus Summary—Recent Developments.”

Publicly traded lessors and lessors with financial information in the public domain include AerCap Holdings N.V., Aircastle Limited, Air Lease Corporation, Avolon Holdings Limited and Fly Leasing Limited. We believe that young widebody aircraft command longer lease terms and higher lease rates than narrowbody aircraft or older aircraft. The table below compares the fleets of these leasing companies based on their average age, the proportion that are composed of widebody aircraft, their remaining lease term, annual basic lease rent as percentage of average aircraft gross book value (“Annual Yield”) and total contracted rents as a percentage of net book value.

	As of June 30, 2014
	Public	Weighted Average Age	Annual Yield(1)		Weighted Average Remaining Lease Term	Widebodies % of Total Owned by Count		Total Contracted Rent/ Net Book Value
Intrepid	No	1.8	11.1	%(2)	10.0	93.8%		113.4%
Avolon	No	2.4	10.0	%(3)	6.8	9.5%		73.6%
Air Lease	Yes	3.6	10.6%		7.2	15.0%		81.5	%(4)
AerCap	Yes	7.6	NM		5.5	22.0%		66.1	%(4)
Fly Leasing	Yes	8.7	10.3%		4.3	6.8%		43.3	%(4)
Aircastle	Yes	8.6	10.6%		4.9	39.2	%(5)	58.0%

(1)	Annual Yield shown as basic lease rent, excluding overhaul rent, for the twelve months ended June 30, 2014 over average gross book value of aircraft from June 30, 2013 to June 30, 2014.
(2)	Due to the rapid growth of Intrepid’s platform, Annual Yield shown as annual total contracted revenue over end of period gross book value at June 30, 2014.
(3)	Annualized lease revenue divided by average gross book value from December 31, 2013 to June 30, 2014.
(4)	As of December 31, 2013.
(5)	Includes categories of widebodies and freighters.

Among the publicly traded lessors and lessors that report their financial information publicly, those with younger aircraft and higher widebody concentrations tend to have longer lease terms and higher lease rates. Among this group, Intrepid is the only lessor that primarily focuses on widebodies, has the youngest fleet, the longest lease terms and the highest lease rates as a percentage of gross book value. Due to its long lease terms and higher lease rates, Intrepid is also the only leasing company that has more contracted revenue than the net book value of its assets.

Adding impetus to the growing widebody leasing market are the increasing liquidity and remarketing opportunities, with more operators flying widebody aircraft than at any time over the last 40 years. With respect to market liquidity, we believe these aircraft represent the most in-demand aircraft, with over 101 distinct operators and customers for the A330 and 41 for the 777-300ER as of July 30, 2014. Given the history and relative liquidity of the secondary market for these aircraft, lessors have become more comfortable in reconfigurations of these model types.

More recently, the OEMs have consulted with financiers, lessors and airlines on new widebody designs to achieve higher commonality, standardization and more economic reconfiguration costs. New widebody types slated for production such as the Airbus A350 XWB and Boeing 787 Dreamliner family aircraft have the appeal of increased standardization and ease of reconfiguration. Specific areas of standardization pursued by the OEMs include limiting the number of engine options, cabin interior and seating options, and operating weight options, leading to increased market liquidity and reduced reconfiguration costs at lease end. According to ICF, increased new aircraft standardization and improved market liquidity for Airbus A330, Airbus A350, Boeing 777 and Boeing 787 Dreamliner aircraft is expected to reduce residual value risk and make the widebody leasing market increasingly attractive. According to ICF, it is likely that the share of the worldwide widebody aircraft fleet on operating lease will increase over time as airlines focus on transporting passengers rather than on aircraft ownership.

Aircraft Leasing Market Cycle

Aircraft generally depreciate over time as they age and experience the wear and tear of operation. Eventually, an aircraft will reach the end of its useful life (historically in the order of 25 years unless extended by cargo conversion) and will retain a residual value that represents the worth of its various components, primarily the engines, airframe material, and certain aircraft parts, which has historically been approximately 15% of the original equipment cost.

From an economic standpoint, the value of the aircraft should be equal to the net present value of the operating profit that the asset can generate over its economic life. However, in practice, many factors influence the value of an aircraft to the operator and ultimately determine the purchase price or lease rate the carrier is willing to pay. Young, efficient aircraft types typically have higher value retention characteristics and face lower market volatility than older, less efficient models. Throughout the industry cycle, aircraft market values (the price an airplane may be sold for given the market conditions in effect at the time) rise above and fall below aircraft base values (the appraiser’s opinion of the underlying economic value of an asset in an open, unrestricted, and stable market environment with a reasonable balance of supply and demand, assuming full consideration of its highest and best use).

The index compares average aircraft values for all aircraft types and vintages over time relative to their trend line. The trend line indicates the intrinsic value of an aircraft in a balanced market where supply and demand are equal to the base value for the aircraft composite. The percentage scale on the chart reflects the forecast of values as a percentage relative to the trend line value (which is indicated as 100%).

According to AVITAS, on a composite basis, aircraft values continued to decline through the end of 2012 as Boeing and Airbus expanded production. Based on the value index, current market values are approximately 10% below base values. AVITAS believes that Boeing and Airbus will continue to increase production in the near term, and passenger traffic will also continue to increase, which AVITAS expects to result in a healthier balance between supply and demand for aircraft during the course of 2014 thereby leading to rising composite aircraft values relative to base values. AVITAS expects that overall aircraft values will return to, and exceed, the base value in 2015 and continue to rise through 2016 and 2017. Since the value index is a composite of all passenger aircraft, certain aircraft, such as younger, more fuel-efficient types and models, may outperform the index.

Given the relatively more liquid market of operating leasing (compared to aircraft trading), aircraft operating lease rates generally represent market-clearing prices that reflect current supply and demand. Lease rates depend on the aircraft type, aircraft age, aircraft specification, type of lease, interest rates, tax liabilities, lease term, value of the aircraft at lease inception, the forecasted residual value of the aircraft at lease termination, and the credit quality of the lessee. Although lease rates are closely correlated to global economic conditions, rates for a particular constant-age aircraft generally hold relatively steady in nominal terms for an extended period. Also, because aircraft operating leases are usually contracted at fixed monthly lease rates for many years, aircraft lessors are frequently insulated from short-term swings in market lease rates throughout the industry cycle. However, lease rates, expressed in dollar terms, that are contracted when current market values exceed base values are likely to be higher than lease rates contracted when base values exceed current market values, and vice versa.

BUSINESS

Overview

We are a global leasing company that acquires and leases passenger aircraft to a diverse group of airlines throughout the world. Our strategy is to focus on young, modern, fuel-efficient twin-engine widebody aircraft with long-term leases to well-established airlines. We intend to invest primarily in these aircraft during the first one-third of their useful life while maximizing economic returns. We believe that a substantial opportunity exists to capitalize on the high level of demand for long-haul international air travel and airlines’ preference for larger gauge aircraft. We are the only aircraft lessor primarily focused on the twin-engine widebody passenger aircraft market, which we believe is a relatively less competitive lease market segment that has substantial latent demand. Our fleet has grown from $315.8 million to $1,674.9 million in net book value in the twelve months ended June 30, 2014. We seek to enter into long-term leases, typically ranging from 10 to 12 years, at attractive returns. All of our leases are denominated in U.S. dollars and are “triple-net” operating leases, which means that the lessee is required to pay for all maintenance and overhaul, refurbishment, insurance, taxes and all other aircraft operating expenses during the lease term.

We follow a diversified approach to aircraft acquisitions designed to retain flexibility during changing market conditions. We acquire aircraft from our committed orderbook with original equipment manufacturers (“OEMs”) such as Airbus and Boeing, from airlines through sale-leaseback transactions and from other lessors through trading transactions. Since our inception, we have acquired six aircraft with an aggregate purchase price of $718.4 million from trading transactions with other aircraft lessors (not including sale-leaseback transactions), representing 42% of our gross aircraft assets as of June 30, 2014. These transactions were funded through a combination of secured financings of $479.0 million and cash on hand. Such transactions include the purchase from an aircraft lessor of either single or multiple aircraft, which are already on lease or committed for near-term delivery on lease, by such aircraft lessor and therefore typically generate cash flow more quickly than aircraft acquired through OEM forward orders. We evaluate opportunities within each of these acquisition channels so that we will not be dependent on any single channel to maximize our ability to deploy our capital on acquired aircraft with attractive returns. By remaining flexible between acquisition channels, we believe we are well-positioned to be opportunistic in finding transactions that drive growth at attractive financial returns at different points in the aviation cycle. Our senior management team has extensive and long-standing industry relationships that we believe enable us to identify, evaluate and close on aircraft acquisition opportunities that are attractive and not broadly available in the market.

Our owned and committed portfolio includes popular twin-engine widebody passenger aircraft such as the Airbus A330-300 and Airbus A330-200, Boeing 777-300ER and Boeing 787-8 Dreamliner. As of June 30, 2014, we owned 16 aircraft with an aggregate net book value of approximately $1.7 billion, all of which were on lease. Our owned aircraft have an average age of 1.8 years and an average remaining lease term of 10.0 years, weighted by net book value. As of June 30, 2014, we had commitments to purchase 17 new aircraft directly from Airbus and Boeing with an aggregate purchase value of $4.7 billion at current list prices subject to the satisfaction of customary closing conditions, including our ability to secure adequate financing.

Our business model is designed to generate stable and highly visible revenue, earnings and cash flows. Twin-engine widebody passenger aircraft typically attract better lease terms than narrowbody aircraft, including higher lease rates, longer lease durations, and higher lease renewal rates which drive profitability and reduce residual value risk. We believe that lessees of widebody aircraft are more likely to renew their leases at the end of term because these aircraft often form the core of their long-term fleet plan and enjoy regular configuration investments by the lessees over the term of the leases. We fund the acquisition of our aircraft primarily with long-term secured credit facilities that are either fixed rate or synthetically fixed using interest rate swaps, with maturities that generally match those of our leases to mitigate our interest rate and refinancing risk. As of June 30, 2014, exclusive of our PDP Facilities, 87.3% of our debt is either fixed rate or synthetically fixed using interest rate swaps and the weighted average remaining term of our debt was 8.2 years.

As of June 30, 2014, our owned and contracted aircraft have been placed with a diverse group of 13 airline customers in 11 different countries. Our customers are well-established airlines or flag carriers, some of which are majority owned by governments, and our aircraft are typically used on what we believe are key international or long-haul routes for our customers. Our customers include Air France, Air Namibia, Alitalia, Asiana Airlines, Cebu Pacific Air, China Airlines, Ethiopian Airlines, EVA Airways, LOT Polish Airlines, Philippine Airlines, Sichuan Airlines, Skymark Airlines and Thai Airways International. We will continue to diversify our business by asset type, OEM, customer base and region. We will continue to focus on markets with the greatest growth in demand for air travel and twin-engine widebody aircraft, especially in Asia Pacific, Africa, the Middle East and Latin America.

Source: Ascend Worldwide, data as of June 2014.

Note: Represents the routes on which our aircraft or aircraft of the same or similar models to our aircraft are flown by our customers.

Led by our President and Chief Executive Officer, industry veteran Franklin Pray, we have an experienced and industry-recognized senior management team, which has built our growing global platform and established our market presence with OEMs, airlines and financial institutions worldwide. Our senior management team has significant experience sourcing aircraft directly from Boeing and Airbus, through sale-leaseback transactions with airline customers and through trading transactions with other lessors. For example, Mr. Pray has purchased approximately $18.0 billion at then-current list prices in aircraft from OEMs over the course of his career as a CEO. Our senior management team has access to key decision makers at over 100 airlines globally, enabling us to customize aircraft leases to meet the airlines’ specific needs while securing attractive lease terms and returns. We have developed a robust funding model for twin-engine widebody passenger aircraft through relationships with a diverse group of global banks with significant expertise and lending capacity in aircraft finance.

Our Competitive Strengths

We believe that we are well positioned in an attractive segment of the aircraft leasing market as a high growth platform focused on young twin-engine widebody passenger aircraft. We have several key strengths that provide us with a competitive advantage in our chosen market:

Well-positioned in attractive, twin-engine widebody aircraft market.    We are primarily a twin-engine widebody aircraft lessor. We focus on twin-engine widebody passenger aircraft as we believe it is an attractive market with substantial competitive advantages. The twin-engine widebody aircraft leasing market is attractive to us due to the strong, growing demand from airlines for widebody aircraft as well as the higher barriers to entry created by the more significant investment each aircraft requires and the greater need for strong relationships with the OEMs. The demand for widebody aircraft is growing faster than the demand for narrowbody aircraft due to several favorable drivers, including fuel efficiency, the strategic importance of core long-haul or international routes for airlines, population growth in emerging markets, increasing urbanization and the growing number of slot-constrained airports. Further, twin-engine widebody aircraft have an attractive lease profile resulting from longer-term leases a longer economic useful life and higher lease rate factors. Given the significant investment airlines typically make on cabin accommodations and in-flight entertainment, widebody aircraft are also more likely to be re-leased by airlines at the end of an initial lease term. In addition, airlines focused on operating widebody aircraft often have better credit profiles or are flag carriers in their markets. We believe our OEM orderbook, as well as our expertise in opportunistic portfolio and sale-leaseback transactions and long-standing relationships with OEMs provide us with a competitive advantage in this attractive high growth market.

Young, modern, fuel-efficient fleet of in-demand aircraft.    We believe that we have the youngest fleet of any major aircraft lessor given our net book value weighted average aircraft age of only 1.8 years for our owned aircraft as of June 30, 2014. We believe that young twin-engine widebody aircraft provide airlines with a fuel efficient option for servicing their long-haul or international routes since younger aircraft tend to be more fuel-efficient than older aircraft and twin-engine aircraft have a lower fuel burn than their four-engine equivalents. In addition, younger aircraft attract better lease terms, are easier to refinance and have less residual value risk. We have an attractive orderbook of factory-new committed Airbus A330-300 and Boeing 777-300ER aircraft that should allow us to maintain a low average age portfolio going forward. We believe these aircraft, in addition to the 787 Dreamliner, represent the most in-demand aircraft, with over 103 distinct operators and customers for the A330, 62 for the 787 Dreamliner, and 38 for the 777-300ER as of August 31, 2014.

Clear visibility of revenue and earnings growth.    Our business model is designed to generate highly visible revenue, earnings and cash flow growth as a consequence of our long-term leases, long-term debt and OEM orderbook. By focusing on long-term leases and long term debt, we significantly increase the visibility of our cash flow and earnings, and our committed orderbook provides greater clarity to our growth going forward. Out of our 26 owned and contracted aircraft, 24 have fixed rental rates and two have floating rental rates that adjust periodically during the lease term as interest rates fluctuate. The annual total contracted revenue from owned aircraft is expected to be approximately $190.3 million for expected aggregate revenue of approximately $1.9 billion over the life of the existing and expected leases. Including the growth of our contracted aircraft, the combined annual total contracted revenue from owned and contracted aircraft is expected to be approximately $305.4 million, which totals approximately $3.2 billion over the life of the existing leases. Our contracted OEM orderbook of twin-engine widebody passenger aircraft that we will deliver to our airline customers through 2018 provides a clear path for growth in our fleet. In addition, our access to sale-leasebacks and trading transactions enables us to provide incremental growth. As we contract more of our acquisition pipeline on long term leases, we expect our annual total contracted revenue to continue to provide predictability and stability to our business going forward. For a description of risks related to annual total contracted revenue, see “Risk Factors—Risks Related to

Intrepid—Our annual total contracted revenue from owned aircraft and annual total contracted revenue from owned and contracted aircraft is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.”

Experienced and industry-recognized management team with a scalable platform.    We have built a strong operating platform led by our experienced and industry-recognized management team to support our growth objectives. Our senior management team, with an average of approximately 21 years of experience in the aviation industry, has a track record of building successful aircraft leasing businesses. Our management team has deep experience in aircraft acquisition, lease structuring, aircraft financing and strategic planning, as well as strong relationships with key decision makers at airlines. Our President and Chief Executive Officer, Franklin Pray, led AWAS from 2006 to 2010 helping to create one of the industry’s top lessors with a portfolio of over 300 owned and managed aircraft. Previously, Mr. Pray worked at CIT Aerospace from 1998 to 2006, where he most recently served as Managing Director of CIT Aerospace International. Our Chief Financial Officer, Olaf Sachau, was the Chief Executive Officer of Amentum Capital, an Ireland-based aircraft leasing company and European Head of Aviation Finance at HSH Nordbank. Our Chief Commercial Officer, Colin Bole, was Senior Vice President and Head of Europe, Middle East & Africa and Asia-Pacific for International Lease Finance Corporation. Our Chief Investment Officer, Brian Rynott, was Vice President of Risk Management at AWAS. Our General Counsel, Thomas Schmid, was Chief Counsel at CIT Aerospace International. We have developed a full range of sophisticated capabilities in marketing, technical, financing, and risk and portfolio management that will support our future portfolio growth. We believe that our management team’s significant experience enables us to quickly and efficiently identify demand trends and value in the marketplace and to rapidly execute upon these opportunities.

Long-term leases to well-established airline customers.    Our focus on young, modern, fuel-efficient aircraft types allows us to enter into favorable leasing arrangements with attractive terms and lessees. All of our leases have a 10- to 12-year initial term, while new narrowbody leases are typically for six to eight years. With a net book value weighted average remaining lease term of 10.0 years on owned aircraft as of June 30, 2014, we believe that we have the longest remaining lease term of any major aircraft lessor that publicly discloses its lease terms. Widebody aircraft are typically operated by well-established airlines or flag carriers. Our customers include a diverse group of airlines, seven of which are large flag carriers and five of which have significant or full sovereign government ownership. On average, our customers have been in operation for more than 45 years. Our aircraft are generally operated on what we believe are key long-haul or international routes that are at the core of our customers’ operations where larger gauge aircraft are required to meet passenger demand and/or airport slot constraints. Our lessees typically invest significantly in our aircraft due to the greater level of configuration associated with widebody aircraft on long-haul routes. We believe these investments increase the likelihood that our customers will extend their leases at the end of the initial lease terms helping to reduce our residual value risk.

Strong credit risk management culture and function.    We have developed a sophisticated, proprietary risk management function including rigorous credit analysis of our lessees to manage our risk and exposures as we evaluate transactions. Before entering into a lease, we complete an extensive review of the credit risk profile of a potential lessee, which incorporates a sovereign risk assessment for explicit or implied government support of our customers. During the term of a lease, we regularly audit both the technical status of the aircraft as well as the customer’s operating performance and financial strength. We also use additional contractual terms in our leases such as technical return conditions (including full-life financial adjustment requirements where the payment of cash maintenance reserves is not required and the lessee is responsible for payment of maintenance and repairs of our flight equipment and related expenses during the term of the lease) to protect our contracted revenue and the value of our aircraft portfolio. In addition, all of our leases require lessees to pay cash security deposits or post letters of credit that are generally the equivalent of two to three months of lease rent, which provide us additional security in the event of a lessee default. These deposits would mitigate lost revenue we may incur while remarketing the aircraft to a new operator in the event of a lessee default.

Robust funding model with deep access to capital.    We have developed a robust and diversified funding profile including relationships with many leading global commercial banks, the capital markets and export credit agencies. Through the date of this filing, we have raised approximately $1.8 billion of committed secured debt financing from a globally diversified group of global and large regional banks based in Europe, Asia, North America and Africa. The Export-Import Bank of the United States provides guarantees for $92.5 million of our $1.8 billion of committed secured debt financing. We intend to use our management team’s long-standing relationships with many other leading commercial banks to further expand our banking group going forward. In addition, we have demonstrated our ability to access the United States debt capital markets with our total issuance of $515 million of senior unsecured notes. As we continue to grow our business, we intend to further diversify our funding sources to help finance our existing and future aircraft commitments. We believe that young and fuel-efficient twin-engine widebody aircraft are widely financeable by banks, the U.S. capital markets, and export credit agencies through the economic cycle. The primary proceeds of this offering, along with proceeds from the financing markets, will support our future growth.

Our Business and Growth Strategies

Our strategy is to focus primarily on young, modern, fuel-efficient twin-engine widebody passenger aircraft in the first one-third of their useful life while maximizing earnings growth and attractive returns through the economic cycle. We intend to pursue the following strategies to grow our aircraft portfolio:

Target young, modern in-demand aircraft in the attractive widebody aircraft segment.    We plan to continue acquiring and leasing young, fuel-efficient twin-engine widebody passenger aircraft that are most in demand due to the attractive fundamentals and operating economics for these aircraft. We focus on modern and fuel-efficient aircraft that have been, and we believe will continue to be, widely used by airlines throughout the world for key international or long-haul routes. We believe the demand for these twin-engine widebody passenger aircraft will remain strong, and steady manufacturer production rates will result in a healthy supply-and-demand balance for the foreseeable future.

Capitalize on high growth widebody aircraft leasing market.    Within the global aviation industry, the market for aircraft leasing has grown at a rapid pace over the past 30 years. Overall, the proportion of aircraft owned by leasing companies has increased from less than 2% to 40% from 1980 to 2014. Currently, 46% of narrowbody aircraft and 32% of widebody aircraft are owned by lessors. Historically, growth in air traffic demand for long-haul routes on which widebody aircraft are typically flown has exceeded demand for short-haul routes, and Boeing and Airbus forecast that the trend will continue. In addition, population growth, primarily in emerging markets, and the trend towards denser cities are expected to exacerbate airport capacity constraints, further driving airline preference for larger gauge aircraft. As a result of the above, we believe the twin-engine widebody passenger aircraft leasing market segment in which we focus can grow more rapidly than the aircraft leasing market overall.

Strategically access a diversified and flexible mix of aircraft acquisition channels.    We intend to continue to acquire aircraft through multiple acquisition channels, providing us with flexibility to adjust to market conditions through the economic cycle. We will acquire aircraft through our OEM orderbook with Airbus and Boeing, as well as selective sale-leaseback and trading transactions with other lessors. Since our inception, we have acquired six aircraft with an aggregate purchase price of

$718.4 million from trading transactions with other aircraft lessors (not including sale-leaseback transactions), representing 42% of our gross aircraft assets as of June 30, 2014. These transactions were funded through a combination of secured financings of $479.0 million and cash on hand. Such transactions include the purchase from an aircraft lessor of either single or multiple aircraft, which are already on lease, or committed for near-term delivery on lease, by such aircraft lessor and therefore typically generate cash flow more quickly than aircraft acquired through OEM forward orders.

Actively manage our aircraft portfolio to reduce risk and redeploy capital to high returning investments.    We actively manage our aircraft portfolio and seek to optimize economic returns and minimize risks by appropriately and prudently diversifying the types of aircraft we acquire and sell, while maintaining a low average fleet age. In general, our strategy is to invest in aircraft for the first one-third of their useful life, during which time we believe aircraft command attractive long-term leases and have lower aircraft residual value risk relative to older aircraft. After such time, we opportunistically look to sell aircraft in order to maintain a low average fleet age, although we also evaluate the asset type, the customer’s credit profile and the overall economic yield of each transaction to determine the appropriate time to sell any individual aircraft. We intend to redeploy capital from aircraft sales into new aircraft acquisitions with attractive returns, while maintaining a well-diversified portfolio across regions, lessees, aircraft types and OEMs. Through the implementation of our diversification strategies, including OEM orders, sale-leaseback transactions, trading transactions and sales, we believe that we are in a position to reduce our exposure to industry fluctuations over a particular period of time, economic fluctuations in a particular regional market, changes in customer preferences for particular aircraft and the credit risk posed by a particular customer.

Leverage our long-standing and deep industry relationships.    We believe that our management team’s experience in the aircraft leasing market enables us access to key decision makers at OEMs, airlines and financing sources that enable us to implement our growth strategy. Sourcing, placing and financing twin-engine widebody passenger aircraft profitably is largely dependent on relationships within the commercial aviation industry with OEMs, airline operators, other lessors and financing providers. Our management team’s industry contacts have been instrumental in our growth.

Utilize platform to manage aircraft and grow earnings through asset management opportunities.    We have developed a scalable platform for managing aircraft assets with sophisticated capabilities in acquisition, marketing, risk management, financing and technical skills that can be leveraged in a range of alternative structures with third parties. We may, from time to time, enter into strategic ventures to increase the number of aircraft that we manage, reduce our risk or source additional aircraft. We believe we have access to such opportunities due to our industry experience and our relationships. We currently do not participate in, nor do we have any binding commitment to enter into, any strategic ventures.

Aircraft Portfolio

The following table provides details on our owned operating lease portfolio, including the remaining lease terms (for the minimum non-cancellable period which does not include contracted unexercised lease extension options) by aircraft type, as of June 30, 2014.

Lessee(1)	Acquisition Date	Type	Classification	Engine	Remaining Lease Term (months)
Alitalia	09/28/2011	A330-200	Small widebody	General Electric	96
Alitalia	09/28/2011	A330-200	Small widebody	General Electric	96
Thai Airways	06/27/2013	B777-300ER	Medium widebody	General Electric	121
Sichuan Airlines	07/19/2013	A330-300	Small widebody	Rolls Royce	132
Air Namibia	09/25/2013	A330-200	Small widebody	Rolls Royce	134
Philippine Airlines	09/27/2013	B777-300ER	Medium widebody	General Electric	92
China Airlines	09/27/2013	A330-300	Small widebody	General Electric	123
Ethiopian Airlines	11/07/2013	B777-300ER	Medium widebody	General Electric	112
EVA Airways	11/13/2013	A321-200	Narrowbody	CFM	111
Air Namibia	11/22/2013	A330-200	Small widebody	Rolls Royce	136
Skymark Airlines	02/27/2014	A330-300	Small widebody	Rolls Royce	115
Skymark Airlines	02/27/2014	A330-300	Small widebody	Rolls Royce	115
Asiana Airlines	04/17/2014	A330-300	Small widebody	Pratt & Whitney	141
LOT Polish Airlines	04/30/2014	B787-8	Small widebody	Rolls Royce	142
Sichuan Airlines	05/23/2014	A330-300	Small widebody	Rolls Royce	142
Air France	06/26/2014	B777-300ER	Medium widebody	General Electric	94

(1)	Most of our existing lessees are not rated investment grade by the principal U.S. rating agencies. See “Risk Factors—Risks Related to Intrepid—Our success depends on the financial strength of our lessees, and lessee defaults, bankruptcies and other credit problems could materially adversely affect our business, financial condition or results of operations. If our lessees fail to perform as expected and we decide to restructure or reschedule our leases, the restructuring and rescheduling would likely result in less favorable lease terms.” See also “—Customers” for additional information on each lessee’s risk profile.

Commitments

As of June 30, 2014, we had commitments to purchase 17 new aircraft directly from Airbus and Boeing scheduled to be delivered between 2014 and 2018. We have signed leases for 10 of our committed aircraft, as shown in the chart below. We anticipate entering into a lease for the A330 aircraft that is not yet placed with a lessee during 2014, which is scheduled to be delivered in late 2015. We intend to fund our aircraft commitments through multiple sources, including debt financing from the commercial bank market, the capital markets and government-sponsored export credit guarantees and lending programs. See “—Financing Strategies” and “Risk Factors—Risks Related to Our Indebtedness—Our substantial indebtedness could adversely affect our financial condition” for additional information regarding our financing strategies and the risks associated with the incurrence of additional indebtedness.

The following table provides details on our operating lease portfolio for our committed aircraft by aircraft type, including the lease terms where applicable (for the minimum non-cancellable period excluding contracted unexercised lease extension options), as of June 30, 2014:

Lessee	Status	Delivery(1)	Type	Classification	Lease Status	Lease Term (months)
Skymark Airlines	Placed	Jul-14	A330-300	Small widebody	Signed	120
Cebu Pacific Air	Placed	Aug-14	A330-300	Small widebody	Signed	144
Skymark Airlines	Placed	Sep-14	A330-300	Small widebody	Signed	120
Sichuan Airlines	Placed	Nov-14	A330-300	Small widebody	Signed	144
Skymark Airlines	Placed	Jan-15	A330-300	Small widebody	Signed	120
Cebu Pacific Air	Placed	Mar-15	A330-300	Small widebody	Signed	144
Skymark Airlines	Placed	Jun-15	A330-300	Small widebody	Signed	120
Skymark Airlines	Placed	Jul-15	A330-300	Small widebody	Signed	120
EVA Airways	Placed	Nov-15	A330-300	Small widebody	Signed	144
	Unplaced	Nov-15	A330(2)	Small widebody
EVA Airways	Placed	Dec-15	A330-300	Small widebody	Signed	144
	Unplaced	Oct-16	B777-300ER	Medium widebody
	Unplaced	Dec-16	B777-300ER	Medium widebody
	Unplaced	Jan-17	B777-300ER	Medium widebody
	Unplaced	Mar-17	B777-300ER	Medium widebody
	Unplaced	Oct-17	B777-300ER	Medium widebody
	Unplaced	Feb-18	B777-300ER	Medium widebody

(1)	All aircraft acquisitions are subject to the satisfaction of customary closing conditions. In addition, our ability to acquire these aircraft will be subject to our ability to secure adequate financing. There can be no assurance that we will acquire these aircraft.
(2)	Our committed aircraft includes one aircraft for which the A330 model type had not been confirmed as of June 30, 2014. On September 29, 2014, we signed a non-binding LOI for the lease of that aircraft. See “—Recent Developments.”

Management frequently reviews opportunities to acquire additional aircraft based not only on market demand and customer airline requirements, but also on our portfolio fleet mix, leasing strategies, and likely timeline for the introduction of new technology in future aircraft designs. We may make future purchase commitments with OEMs, airlines (in a sale-leaseback), or other operating lessors to acquire additional aircraft if the economics of the transaction are favorable.

Financing Strategies

The successful implementation of our financing strategies is critical to the success and growth of our business. To reduce our refinancing risk, we generally attempt to enter into debt facilities to finance our aircraft with maturities that match the term of the underlying lease. We also fix the interest rates of our debt facilities when our underlying lease also has a fixed rate, thereby reducing the risk we take on interest rate fluctuations. As of June 30, 2014, 87.3% of our debt is either fixed rate or synthetically fixed using interest rate swaps (excluding our PDP Facilities). Other than our PDP Facilities, we do not have any significant debt maturities until 2019, and our average debt maturity is 8.2 years as of June 30, 2014. See “Description of Indebtedness.”

Through the date of this filing, we have funded our owned and contracted aircraft fleet through multiple sources, including: (i) approximately $500 million of equity (ii) $515 million of senior unsecured notes due 2019, and (iii) approximately $1.8 billion of committed secured debt financing raised from a diversified group of banks, of which $92.5 million is guaranteed by the Export-Import Bank of the United States. Our bank group currently includes, among others, Apple Bank, BNP Paribas, Citigroup,

Credit Agricole, Deutsche Bank AG, DVB Bank SE, Investec, KfW IPEX-Bank, Nord LB and PK AirFinance. In addition, our management team has long-standing relationships with many other leading global commercial banks and plans to further expand our banking group going forward in order to further diversify our funding sources. As of June 30, 2014, we had signed term sheets for the July and August 2014 A330-300 deliveries from our OEM orderbook. We believe that our current capital structure is both efficient and flexible, which allows us to capitalize on market opportunities as they arise. As we grow our business, we envision funding our aircraft purchases, including our existing aircraft commitments, through multiple additional sources, including: (i) proceeds from this offering; (ii) cash flow from operations; and (iii) debt financing from the commercial bank market, the capital markets and government-sponsored export credit guarantees and lending programs. See “Risk Factors—Risks Related to Our Indebtedness—Our substantial indebtedness could adversely affect our financial condition” for additional information regarding the risks associated with the incurrence of additional indebtedness.

Our Leases

Lease Terms

Most of our leases provide that the lessee’s payment obligations are absolute and unconditional under any and all circumstances. Of our 26 owned and contracted aircraft, 24 have fixed rental rates and two have floating rental rates. Lessees generally agree to lease aircraft for a minimum fixed term, although in some cases the lessees have lease extension options and, in two cases, the lessee has the right to terminate the lease at the end of the eighth year of a twelve-year term. Under our leases, the lease term begins on the date of delivery of the aircraft, and we are generally not responsible for any expenses incurred by our lessees arising from a delay in the delivery of the aircraft. Under some of our leases, a lessee may terminate a lease under certain circumstances if delivery is delayed more than 12 months beyond the expected delivery date listed in the lease agreement.

All of our leases are “triple-net” operating leases, under which the lessees are required to pay for maintenance, insurance, taxes and all other aircraft operating expenses during the lease term. The lessee is generally required to make payment without deduction of any amounts that we may owe the lessee. Under all of our leases, lessees are required to gross up lease payments where they are subject to withholdings and other taxes. We also use contractual terms in our leases, including security deposits, maintenance reserves, return conditions (including full-life financial adjustment requirements), payment of rent in advance, government guarantees, and other mechanisms to protect the contracted revenue and the value of our portfolio. Lessees are required to continue to make lease payments under all circumstances, including during periods in which an aircraft is not in operation due to maintenance or grounding. Lessees typically bear financial responsibility for the initial build-out of cabins to their specific operating specifications.

The annual total contracted revenue from owned aircraft (calculated as lease payments per aircraft per year) is expected to be approximately $190.3 million for expected aggregate revenue of approximately $1.9 billion over the life of the existing leases. In addition, the annual total contracted revenue from our contracted aircraft is expected to be approximately $115.0 million once the aircraft are delivered for expected aggregate revenue of approximately $1.3 billion. The combined annual total contracted revenue from owned and contracted aircraft is expected to be approximately $305.4 million for expected aggregate revenue or approximately $3.2 billion over the life of the existing or expected leases, which represents more than the expected aggregate net book value of these assets, thereby reducing aircraft residual value risk.

The table below shows the total contracted rental payments for our owned and contracted aircraft as of June 30, 2014. See below for more details about our leasing arrangements.

	2014	2015	2016	2017	2018	2019	Thereafter(3)	Total
	(dollars in millions)
Owned(1)	$95	$190	$190	$190	$190	$190	$855	$1,900
Contracted(2)	13	78	115	115	115	115	713	1,264

Total	$108	$268	$305	$305	$305	$305	$1,568	$3,164

(1)	Includes our 16 owned aircraft as of June 30, 2014.
(2)	Includes our 10 aircraft under signed leases, as of June 30, 2014. All aircraft acquisitions are subject to the satisfaction of customary closing conditions. In addition, our ability to acquire these aircraft will be subject to our ability to secure adequate financing. There can be no assurance that we will acquire these aircraft, or that the actual monthly contractual rent provided for in any lease will equal the expected monthly contractual rent. Lease revenue relating to contracted aircraft is dependent on delivery of the aircraft. Lease revenue for floating rate leases has been calculated using the prevailing rate as of June 30, 2014. Lease revenue for leases under which the rent has not yet been fixed are escalated to the estimated delivery month according to the escalation formulas specified in our leases and calculated using the specified reference rate. Actual revenue could vary.
(3)	Through 2025 with respect to owned aircraft and through 2027 with respect to contracted aircraft.

Recent Developments

Aircraft Portfolio

On July 28, 2014, we took delivery of one Airbus A330-300 from our committed orderbook and placed it on a 10-year lease with Skymark Airlines. On August 30, 2014, we took delivery of one A330-300 from our committed orderbook and placed it on a 12-year lease with Cebu Pacific Air. In addition, on September 10, 2014, we took delivery of one Airbus A330-300 from our committed orderbook and placed it on a 10-year lease with Skymark Airlines. On September 15, 2014, we purchased one Airbus A330-300 on lease to China Airlines in a trading transaction. On September 29, 2014, we signed a non-binding LOI for the lease of the November 2015 unplaced delivery, which will be designated as a A330-300 and will have a 10 year lease term.

New Purchase Agreements and Purchase Term Sheets

On July 8, 2014, we converted our non-binding LOI for the purchase of six planes from Boeing to a signed a purchase agreement with Boeing for the purchase of up to 10 777-300ER aircraft, including firm purchase commitments for six aircraft, two aircraft for which we have provided a non-refundable deposit of $2.8 million and must reconfirm our purchase commitments prior to June 2015 and July 2015, respectively, and options for the purchase of an additional two aircraft prior to September 2017, with an aggregate purchase value of $3.3 billion at current list prices, subject to customary closing conditions, including board approval. On July 22, 2014, we signed a term sheet with Airbus for the purchase of up to 20 Airbus A330-900s, with an aggregate purchase value of $5.5 billion at current list prices, which term sheet is not binding until definitive documentation is signed and will be subject to customary closing conditions. Subject to entering into definitive documentation, the term sheet contemplates that the 20 aircraft will consist of firm purchase commitments for 15 aircraft and options for the purchase of an additional five aircraft. Delivery of aircraft under these two agreements is not expected to begin until 2016.

As of October 17, 2014, taking into consideration the developments listed above, our owned fleet consisted of 20 aircraft and our OEM orderbook consisted of 38 twin-engine widebody aircraft.

Financing Activity

On July 28, 2014, we drew on a $80.0 million credit facility with Deutsche Bank AG, New York Branch, to provide acquisition financing for the purchase of one Airbus A330-300 on lease to Skymark Airlines. On August 18, 2014, we issued $215 million aggregate principal amount of additional senior unsecured notes under the indenture governing the outstanding $300 million in aggregate principal amount of 6.875% senior notes due 2019 at an issue price of 102%. The notes have a stated coupon interest rate of 6.875% per annum payable semi-annually and will mature on February 15, 2019. On August 14, 2014, we drew on a $81.4 million credit facility with DVB Bank secured by a B777-300ER on lease to Air France that was purchased in June 2014. On August 28, 2014, we drew on a $77.0 million credit facility with KfW IPEX-Bank to provide acquisition financing for the purchase of one A330-300 on lease to Cebu Pacific Air. See “Description of Indebtedness.”

Security Deposits

We generally require a security deposit to guarantee the lessee’s performance of its obligations under the lease and the condition of the aircraft upon its return. All of our leases require lessees to pay cash security deposits or post letters of credit that are generally the equivalent of two to three months of lease rent at the initiation of a lease, which provide us additional security in the event of a lessee default and mitigate lost revenue we may incur while attempting to re-lease the aircraft. In the event that we would need to draw down on such security during the lease term, the lessee would be obliged to reinstate the security deposit to the originally contracted amount. Under certain circumstances, the lessee may be required to obtain guarantees or other financial support from an acceptable financial institution, shareholder or other third parties.

Maintenance Obligations and Return Conditions

Under all of our leases, the lessee is generally responsible for all scheduled and unscheduled maintenance and repairs over the term of the lease. Twelve of our aircraft currently on lease require cash maintenance reserves to be paid monthly, four require the lessee to post letters of credit and four have full-life financial adjustment requirements. Under the leases that require cash maintenance reserves, we collect maintenance reserve payments that are determined based on passage of time or usage of the aircraft measured by hours flown or cycles operated and are obligated to make reimbursements to the lessee for expenses incurred for certain major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee. To the extent a lessee has paid us more in maintenance reserves than we have reimbursed for maintenance expenses, we retain the excess rent. Under certain of our leases, we agree to contribute to certain major maintenance expenses the lessee incurs during the lease term, subject to thresholds and conditions detailed in the relevant lease agreement, which contributions will not exceed the total maintenance reserve payments received by us from the lessee. These measures help ensure that we can take redelivery of our aircraft in the condition specified in the lease because they are designed to ensure that we have already collected adequate cash or that enough cash is available to reinvest in the aircraft to allow it to be re-leased on attractive commercial terms regardless of the financial condition of our lessees to another operator.

In addition, all of our leases contain detailed provisions regarding the required condition of the aircraft and its components upon redelivery at the end of the lease term. To the extent the redelivery condition is different from the acceptance condition, there is normally an end-of-lease compensation adjustment for the difference at redelivery.

Aircraft and Lessee Monitoring

During the term of a lease, we periodically audit both the maintenance and the operating performance of the aircraft and the financial strength of the lessee. We closely follow the operating and financial performance of our lessees so that we can identify early on those lessees that may be experiencing operating and financial difficulties. To accomplish this objective, we maintain a high level of communication with the lessee, and closely and frequently evaluate the state of the market in which the lessee operates, including the impact of changes in passenger air travel and preferences, new government regulations, regional catastrophes and other unforeseen shocks to the relevant market.

This assists us in assessing the lessee’s ability to fulfill its obligations under the lease for the remainder of the term and, where appropriate, to potentially restructure the lease.

Foreign Currency Law

Some foreign countries have currency and exchange laws regulating the international transfer of currencies. When such laws are applicable, we require that the lessee in a foreign country obtain the necessary approvals of the appropriate government agency, finance ministry or central bank for the remittance of all funds contractually owed in the applicable currency. We attempt to minimize our currency and exchange risks by negotiating our aircraft leases in U.S. dollars. All of our current aircraft leases are denominated in U.S. dollars. All guarantees obtained to support various lease agreements are denominated for payment in the currency of the lease.

Subleases/Replacements

Each aircraft must generally remain in the care, custody and control of the applicable lessee and any subleases of the aircraft generally must be approved by us. For instance, under some of our leases, the lessee is permitted to enter into subleases with specified operators or types of operators which have been pre-approved by us, provided certain conditions are met. Under some of our leases, the lessees may enter into charter or “wet lease” arrangements in respect of the aircraft (i.e., a leasing arrangement with crew and services provided by our lessee to a third party), provided the lessee does not part with operational control of the aircraft.

Our leases also generally permit the lessees to subject the equipment or components to removal or replacement and, in certain cases, to customary pooling arrangements (temporary borrowing of equipment), without the lessor’s consent but subject to conditions and criteria set forth in the applicable lease. Under our leases, the lessee may deliver possession of the aircraft, engines and other equipment or components to the relevant manufacturer for testing or similar purposes, or to a third party for service, maintenance, repair or other work required or permitted under the lease.

Lease Restructurings

During the term of a lease, a lessee’s business circumstances may change to the point where it is economically sensible for us to consider restructuring the terms of the lease. Restructurings may involve the voluntary termination of leases prior to the scheduled lease expiration, subleases from the primary lessee to another airline, the rescheduling of lease payments, the forgiveness and/or reduction of lease obligations and the extension of the lease terms.

Aircraft Repossessions

Upon a lessee default, we may seek to terminate the lease and gain possession of the aircraft for remarketing. We would attempt to secure the lessee’s cooperation in any repossession to ensure immediate return of capital. If we cannot obtain the lessee’s cooperation we would have to take legal action in the appropriate jurisdiction. This legal process could delay the ultimate return of the aircraft. In addition, in connection with the repossession of an aircraft, we may be required to pay outstanding mechanics, airport, navigation, fuel and other liens on the repossessed aircraft. These charges could relate to other aircraft that we do not own but were operated by the defaulting lessee. In contested repossessions, we likely would incur substantial additional costs for legal, maintenance, refurbishment and remarketing of the aircraft, some of which may be offset by security deposits and a portion of any maintenance reserves collected.

Our Customers

As of June 30, 2014 we have 13 customers in 11 countries. Before entering into a lease, we complete an extensive review of the airline’s risk profile. A number of our leases are to large flag carriers, and our aircraft are typically operated on core and some of the most profitable routes for those airlines. Our lessees include a diverse range of well-established airlines, many with significant or even full sovereign government ownership. The table below shows our lessees as well as some of the credit strengths we consider to be important:

	6/30/14 Fleet
Lessee(3)	Owned(1)	Contracted(2)	Country	Sovereign Rating(3)	Credit Strengths
Air France	1	0	France	AA	Status / Alliance:Flag Carrier / SkyTeam Ownership: Publicly traded. Largest owners: Government of France (16%) Major Lessors: AerCap (74); Century Tokyo Leasing (10); Air Lease (8)

Air Namibia	2	0	Namibia	BBB-	Status / Alliance:Flag Carrier Ownership: Government of Namibia (100%) Major Lessors: DVB (2)

					Lease fully guaranteed by Government (BBB-)

Alitalia	2	0	Italy	BBB	Status / Alliance:Flag Carrier / SkyTeam Ownership: Intesa Sanpaolo (21%); POSTE SpA (19%); Unicredit (13%) Major Lessors: AerCap (9); AWAS (6); GECAS (5)

Asiana Airlines	1	0	South Korea	A+	Status / Alliance:Full Service Airline / Star Alliance Ownership: Publicly traded. Largest owners: Kumho Asiana Group (43%) Major Lessors: AerCap (12); CIT (8); SMBC (6)

Cebu Pacific Air	0	2	Philippines	BBB	Status / Alliance:Largest Low Cost Carrier in Philippines Ownership: Publicly traded. Largest owners: JG Summit Group (67%) Major Lessors: CIT (4); CDB Leasing (3)

China Airlines	1	0	Taiwan	AA-

Status / Alliance:Flag Carrier / SkyTeam

Ownership:         Publicly traded. Largest owners: China                                Aviation Development Foundation                                 (36%); Government of Taiwan (10%)

Major Lessors:   GECAS (7); AerCap (6); Air Lease (3)

Ethiopian Airlines	1	0	Ethiopia	B	Status / Alliance:Flag Carrier / Star Alliance Ownership: Government of Ethiopia (100%) Major Lessors: AerCap (7); AWAS (5); GECAS (4)

EVA Airways	1	2	Taiwan	AA-	Status / Alliance:Full Service Airline / Star Alliance Ownership: Publicly traded. Largest owners: Evergreen Marine Corporation (34%) Major Lessors: GECAS (19); Aviation Capital Group (10)

LOT Polish Airlines	1	0	Poland	A-	Status / Alliance:Flag Carrier / Star Alliance Ownership: Government of Poland (93%) Major Lessors: AWAS (3); GECAS (2); AerCap (2); CIT (2)

Philippine Airlines	1	0	Philippines	BBB	Status / Alliance:Flag Carrier Ownership: Publicly traded. Largest owners: Trustmark Holdings Corporation (90%) Major Lessors: GECAS (5); AWAS (4)

Sichuan Airlines	2	1	China	AA-	Status / Alliance:Official Carrier of Sichuan Province Ownership: Sichuan Province (40%); China Southern (39%) Major Lessors: AerCap (12); Air Lease (5)

Skymark Airlines	2	5	Japan	AA-	Status / Alliance:Largest Low Cost Carrier in Japan Ownership: Publicly traded. Largest owners: Shinichi Nishikubo (31%) Major Lessors: GECAS (5); AWAS (5); Aviation Capital Group (5)

Thai Airways	1	0	Thailand	BBB+	Status / Alliance:Flag Carrier / Star Alliance Ownership: Publicly traded. Largest owners: Government of Thailand (51%) Major Lessors: AerCap (13); ALAFCO (6); BOC (5)

Total	16	10

Source: Ascend Worldwide and CapitalIQ. Major Lessor data as of 12/27/2013.

(1)	Includes our 16 owned aircraft as of June 30, 2014.
(2)	Includes our 10 aircraft under signed leases, as of June 30, 2014. All aircraft acquisitions are subject to the satisfaction of customary closing conditions. In addition, our ability to acquire these aircraft will be subject to our ability to secure adequate financing. There can be no assurance that we will acquire these aircraft or that the actual monthly contractual rent provided for in any such lease will equal the expected monthly contractual rent. Lease revenue relating to contracted aircraft is dependent on delivery of the aircraft.
(3)	Standard & Poor’s Ratings Group and Moody’s Investors Service. As part of our credit risk review of all of our lessees, we incorporate a sovereign risk assessment for implied government support of our lessees. The credit ratings shown are not attributable to the respective lessees. Most of our existing lessees are not rated investment grade by the principal U.S. rating agencies. See Risk Factors—Risks Related to Intrepid—Our success depends on the financial strength of our lessees, and lessee defaults, bankruptcies and other credit problems could materially adversely affect our business, financial condition or results of operations. If our lessees fail to perform as expected and we decide to restructure or reschedule our leases, the restructuring and rescheduling would likely result in less favorable lease terms.” See also “—Customers” for additional information on each lessee’s risk profile.

Of these customers, six individually represented more than 10% of our consolidated revenues for the six months ended June 30, 2014: Air Namibia (17%); Alitalia (13%); Skymark Airlines (12%); Ethiopian Airlines (11%); Philippine Airlines (11%); and Sichuan Airlines (10%). Moreover, four customers individually represented more than 10% of our consolidated revenues for the year ended December 31, 2013: Alitalia (41%); Sichuan Airlines (12%); Thai Airways (15%); and Air Namibia (11%). In addition, we have placed nine of our ten contracted aircraft with only three airlines: Skymark Airlines (5); Cebv Pacific Air (2); and EVA Airways (2). Additionally, since June 30, 2014, we have delivered two of the five contracted Skymak Airlines aircraft. For the year ended December 31, 2012, Alitalia, represented 91% of our consolidated revenues. See “Risk Factors—Risks Related to Intrepid—We lease our aircraft to a limited number of customers” for a discussion of the risks associated with our limited number of customers.

Competition

The leasing and remarketing of commercial passenger aircraft is highly competitive. We face competition from airlines, aircraft manufacturers, other aircraft leasing companies, financial institutions, aircraft brokers, special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft, and public and private partnerships, investors and funds, including private equity firms and hedge funds. Competition for leasing transactions is based on a number of factors including delivery dates, lease rates, lease terms, aircraft condition and the availability in the marketplace of the types of aircraft to meet the needs of the airline customers. Our publicly listed competitors include AerCap Aviation Solutions B.V., Air Lease Corp, Aircastle Limited, and FLY Leasing Limited. We believe we will be the only publicly listed aircraft lessor focused on the twin-engine, widebody passenger aircraft market. See “Aircraft Leasing Industry—Competition” and “Risk Factors—Risks Related to Intrepid—We operate in a highly competitive lease market for investment opportunities in aircraft and other aviation assets.”

Insurance

We require our lessees to obtain those types of insurance which are customary in the air transportation industry. These include aircraft all-risk hull insurance covering the aircraft and its engines and spares and hull and spares war and allied perils insurance covering risks such as hijacking, terrorism, confiscation, expropriation, seizure and nationalization to the extent normally available in the international market. Coverage under aircraft hull insurance policies generally is subject to standard deductible levels in respect of partial damage to the aircraft. The lessee is required to pay all deductibles.

We also require our lessees to carry comprehensive airline liability insurance, including war and allied perils coverage, provisions for bodily injury, property damage, passenger liability, cargo liability and such other provisions customary in commercial passenger airline operations. Coverage under liability policies generally is not subject to deductibles except as to baggage and cargo that are standard in the airline insurance industry. Such comprehensive liability insurance is generally required at combined single liability limits of not less than $650 million per occurrence, and in the annual aggregate as respects products liability.

In general, we are named as an additional insured and loss payee on the hull all risks and hull and spares war policies for the sum of the stipulated loss value or agreed value of the aircraft and our own contingent coverage in place is at least equal to the appraised value of the aircraft.

All lessees are required to have their insurance broker provide a certificate of insurance naming us and, when applicable, our financing parties as additional insured parties, as well as the payee in the event of loss of the relevant aircraft. These certificates generally include, in addition to the information above, (i) a breach of warranty endorsement so that, subject to certain standard exceptions, our interests are not prejudiced by any act or omission of the lessee, (ii) confirmation that the liability coverage is primary and not contributory, (iii) agreement that insurers waive rights of subrogation against us and (iv) in respect to all policies, a 30-day notice of cancellation or material change; however, war and allied perils policies customarily provide seven days advance written notice for cancellation and may be subject to lesser notice under certain market conditions.

The insurance market imposes a sublimit on each operator’s primary liability policy applicable to third-party war risk liability, this sublimit customarily does not exceed $150 million upon which additional excess third-party war liability coverage is then obtained in the London and the international markets. U.S., Canadian and certain other non-European community-based airlines have government war-risk insurance programs available in which they currently participate.

Although we currently require each lessee to purchase third-party war risk liability in amounts greater than such sublimits, or obtain an indemnity from their government, the market or applicable governments may discontinue to make such excess coverage available for premiums that are acceptable to carriers. As a result, it is possible that we may be required to permit lessees to operate with considerably less third-party war risk liability coverage than currently carried, which could have a material adverse effect on the financial condition of our lessees and on us in the event of an uncovered claim.

In addition to the coverage maintained by our lessees, we maintain contingent hull, hull war and liability insurance and possession hull, hull war and liability insurance with respect to our aircraft. Such contingent insurance is intended to provide coverage in the event that the insurance maintained by any of our lessees should not be available for our benefit as required pursuant to the terms of the contract. Such possession insurance is intended to provide coverage for any periods in which an aircraft is not subject to a lease agreement with a lessee. Consistent with industry practice, our possession insurance policies are subject to standard hull deductible amounts.

We cannot assure you that we have adequately insured against all risks, that lessees will at all times comply with their obligations to maintain insurance, that any particular claim will be paid, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. See “Risk Factors—Risks Related to Intrepid—Our aircraft may not at all times be adequately insured either as a result of lessees’ failing to maintain sufficient insurance during the course of a lease or insurers not being willing to cover certain risks.”

Government Regulation

The air transportation industry is highly regulated. Because we do not operate aircraft, we generally are not directly subject to most of these laws, such as regulations of the U.S. Department of Transportation (“DOT”) and the Federal Aviation Administration (“FAA”) or their counterpart organizations in foreign countries regarding the operation of aircraft for public transportation of passengers and property. As discussed in more detail below, however, we are subject to government regulation in a number of respects. In addition, our lessees are subject to extensive regulation under the laws of the jurisdiction in which they are registered or under which they operate. These laws govern, among other things, the registration, operation, maintenance and condition of our aircraft. See “Risk Factors—Risks Related to Intrepid—Our operations are subject to extensive regulations which may increase our costs.”

Most of our aircraft are registered in the jurisdictions in which the lessees of our aircraft are certified as air operators. Each aircraft registered to fly must have a Certificate of Airworthiness, which is a certificate demonstrating the aircraft’s compliance with applicable government rules and regulations and that the aircraft is considered airworthy, or a ferry flight permit, which is authorization to operate an aircraft on a specific route. Our lessees are obligated to maintain Certificates of Airworthiness for the aircraft they lease from us.

To the extent that a lessee fails to comply with airworthiness directives requiring it to maintain its Certificate of Airworthiness or other regulatory requirements in respect of an aircraft, we will generally be required to bear the cost of such compliance upon repossession.

To the extent that our aircraft are off lease, we may be required to comply with such regulatory requirements at our expense. Aircraft manufacturers and end-users may also issue their own recommendations regarding reliability and product improvements.

We are subject to the regulatory authority of the U.S. Department of Treasury (“Treasury”) and the U.S. Department of Commerce (“Commerce”) to the extent such authority relates to the export of aircraft for lease or sale. Also, the Commerce and the Treasury Departments (through the Office of Foreign Assets Control, or “OFAC” ) impose restrictions on the operation of U.S. goods, such as aircraft and engines, to and in sanctioned countries, as well as on the ability of U.S. companies and persons to conduct business with entities and individuals in those countries or on any restricted parties lists.

Our involvement with the civil aviation authorities of foreign jurisdictions consists largely of requests to register and deregister our aircraft on those countries’ registries.

Employees

As of June 30, 2014, we had 40 full-time employees. Our employees were primarily divided among the following functional areas: (i) finance; (ii) marketing; (iii) investment and (iv) operations. None of our employees are represented by a union or collective bargaining agreements, and we believe we maintain excellent relationships with them. We provide certain employee benefits, including retirement, health, life, disability and accident insurance plans.

Legal Proceedings

We are not involved in any legal proceedings that we expect will have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

Facilities

Our principal executive offices are located at One Stamford Plaza, 263 Tresser Boulevard, Stamford, Connecticut 06901. In addition, our Irish subsidiary has an office located at 2 Hume Street, Dublin 2, Ireland. We also have a regional marketing office located in Singapore. All of our office locations are leased.

MANAGEMENT

Executive Officers and Directors

Set forth below are the name, age, position and a description of the business experience of Intrepid Holdings executive officers and board of managers as of October [17], 2014. Brian Rynott and Colin Bole are executive officers of Intrepid Aviation Management, LLC, Intrepid Holdings’s wholly owned subsidiary.

Name	Age	Position/Title
Franklin Pray	52	President and Chief Executive Officer, Manager
Olaf Sachau	45	Chief Financial Officer
Brian Rynott	37	Chief Investment Officer
Colin Bole	48	Chief Commercial Officer
Thomas Schmid	44	General Counsel
Vincent Cebula	50	Manager
Eric Hoffman	27	Manager
Craig Huff	49	Manager
Ryan Pripstein	30	Manager
Anil Ranavat	32	Manager
Lance West	53	Manager
Gregg Zeitlin	46	Manager

Franklin Pray has served as president and Chief Executive Officer, and as a manager of Intrepid Holdings, since 2011. Prior to joining Intrepid, Mr. Pray served as president and chief executive officer of AWAS from 2006 to 2010. Mr. Pray started his career with Douglas Aircraft, with positions in design engineering, marketing and sales. He has since served as a Regional Director of Sales for the U.S. subsidiary of Fokker Aircraft, Director of Asset Valuations for Avitas, and held several positions with CIT Aerospace, the most recent being Managing Director of CIT Aerospace International (Ireland). Mr. Pray has B.S. and M.S. Degrees in Aerospace Engineering, as well as an M.B.A. from the University of Southern California. Mr. Pray’s experience and intimate knowledge of the Company led to the conclusion that he should serve as a manager on our board of managers.

Olaf Sachau has served as Chief Financial Officer of Intrepid Holdings since 2012. Prior to joining Intrepid, Mr. Sachau advised Nord/LB’s shipping and aviation finance division as an independent transportation finance consultant from October 2011 to March 2012. Before then, he was with HSH Nordbank for more than five years in various senior management roles, inter alia as CEO of Amentum Capital, the bank’s aviation leasing company in Dublin, and as Senior Vice President in the Transportation Finance department, heading aviation finance in the Europe, Middle East, Africa and India region for the bank out of London. Mr. Sachau began his career at KfW in Frankfurt/M., Germany where he worked in the aircraft and project finance team for six years, which included a two year secondment to the Customer Finance department of Airbus in Toulouse. He also spent two years with HypoVereinsbank in Munich, followed by a three year engagement with the US turnaround management consultancy firm Alvarez & Marsal in London and Frankfurt. Mr. Sachau holds a Bachelor Degree in Business Administration from California State University, Fresno.

Brian Rynott has served as Chief Investment Officer of Intrepid Holdings since 2012. Prior to joining Intrepid, Mr. Rynott spent four years with AWAS, most recently as Vice President of Risk Management in Dublin, Ireland, and New York. Mr. Rynott began his career with American Airlines in

1999, in a variety of assignments across their revenue management group. He then moved to American Express, where he served in their travel consulting and airline risk management groups. Mr. Rynott earned a B.S. in Hospitality Management from Florida International University, and an MBA from Embry-Riddle Aeronautical University.

Colin Bole has served as Chief Commercial Officer of Intrepid Holdings since May 2014. From January 2011 to May 2014, Mr. Bole was with International Lease Finance Corporation (ILFC) in Amsterdam, Netherlands and Los Angeles, California where he served as Senior Vice President, Head of Europe, Middle East & Africa, and Head of Asia Pacific. Prior to that he worked as the global Head of Marketing for both Macquarie AirFinance in San Francisco, California from November 2006 to December 2010, and for GATX Air in Blagnac, France and San Francisco, California from January 2000 to November 2006. Mr. Bole began his career with Airbus in 1988, where he held a variety of marketing responsibilities. He subsequently managed a number of key sales accounts for Airbus, primarily in Europe, prior to moving into the aircraft operating lease industry in 2000. Mr. Bole holds a Bachelor of Science with Distinction in Mechanical Engineering from Stanford University in Stanford, California and a Master of Science in Aeronautical & Astronautical Engineering also from Stanford University.

Thomas Schmid has served as General Counsel of Intrepid Holdings since August 2013. Prior to joining Intrepid, Mr. Schmid was Chief Counsel of CIT Aerospace International based in Dublin, Ireland from March 2006 to July 2013. Prior to joining CIT, Mr. Schmid was Senior Legal Advisor at TUI UK / Britannia Airways. Mr. Schmid has a Bachelor of Laws from The University of Edinburgh, a Master of Law in Air & Space Law from McGill University, and a Master in Science in Air Transport Management from Cranfield University.

Vincent Cebula has served as an independent manager on the board of managers of Intrepid Holdings since February 2013. Mr. Cebula has served as a Managing Partner of Solace Capital Partners, LLC, an asset management firm, since July 2013. Mr. Cebula has also served with Jefferies Capital Partners from 2007 to 2012, most recently as a Managing Director in Fixed Income Leveraged Credit Sales and Trading, where his sector coverage included aircraft lessors and airlines. Prior to Jefferies, Mr. Cebula was a Managing Director of Oaktree Capital Management and its predecessor where he led substantial private investments in aircraft leasing, airlines, energy exploration and other industries. Mr. Cebula has been a director of over ten public and private companies, three of which were or are engaged in aircraft leasing. Mr. Cebula graduated Summa Cum Laude from the Wharton School of the University of Pennsylvania with a B.S. in Economics and concentrations in Finance and Decision Science. Mr. Cebula’s experience managing investments in, and serving on the boards of, companies engaging in aircraft leasing led to the conclusion that he should serve as a manager on our board of managers.

Eric Hoffman has served as a manager on the board of managers of Intrepid Holdings since February 2013. Mr. Hoffman has been with Centerbridge Partners, L.P., a private investment firm, since 2010 and is currently a Principal. He is responsible for originating, negotiating and financing investments in the financial services and aviation sectors. Prior to joining Centerbridge, Mr. Hoffman began his career at The Blackstone Group where he worked on a variety of capital raising and restructuring transactions, primarily in the industrial sector. Mr. Hoffman graduated summa cum laude from The Wharton School at the University of Pennsylvania with a B.S. in Economics. Mr. Hoffman’s experience working with various companies controlled by private equity sponsors led to the conclusion that he should serve as a manager on our board of managers.

Craig Huff has served as a manager on the board of managers of Intrepid Holdings since 2006. Mr. Huff co-founded Reservoir in 1998 and serves as Co-Chief Executive Officer. Mr. Huff currently serves on the boards of many of Reservoir’s portfolio companies, including ContourGlobal,

C12 Energy, Amerilife Group, Aspen Aerogels and Prosperity Life Insurance Group. Additionally, Mr. Huff has been instrumental in the formation and development of a variety of hedge funds and private investment firms. Previously, Mr. Huff was a Partner at Ziff Brothers Investments and, prior to business school, served in the U.S. Navy as a nuclear submarine officer and nuclear engineer. Mr. Huff is the President of the Board of Trustees of St. Bernard’s School in New York City, a Trustee of the Princeton Theological Seminary and a member of the Advisory Board of the Center for Regenerative Medicine (Harvard Stem Cell Institute/Massachusetts General Hospital). Mr. Huff graduated magna cum laude from Abilene Christian University with a B.S. in Engineering Physics. He also completed his M.B.A. at Harvard Business School, where he graduated with high distinction as a Baker Scholar. Mr. Huff’s experience working with and serving as a director of various companies controlled by private equity sponsors led to the conclusion that he should serve as a manager on our board of managers.

Anil Ranavat has served as a manager on the board of managers of Intrepid Holdings since 2010. Mr. Ranavat serves as a Senior Managing Director at Reservoir and initially joined the firm in 2005. Mr. Ranavat also currently serves on the board of C12 Energy and on the investment committee for Chambers Energy Capital. Additionally, Mr. Ranavat works closely with several investment firms seeded by Reservoir. Prior to joining Reservoir, Mr. Ranavat worked at Goldman Sachs in the Financial Institutions Group within Investment Banking. Mr. Ranavat graduated summa cum laude with a B.S. in Economics from the Wharton School at the University of Pennsylvania and received an M.B.A. from the Stanford Graduate School of Business. Mr. Ranavat’s experience working with and serving as a director of a company controlled by private equity sponsors led to the conclusion that he should serve as a manager on our board of managers.

Lance West has served as a manager on the board of managers of Intrepid Holdings since February 2013. Mr. West has been with Centerbridge since 2006 and currently serves as chief executive officer and a member of the Management Committee of Centerbridge Partners Europe LLP. Prior to joining Centerbridge, Mr. West was a Partner at Goldman, Sachs & Co., where he headed the firm’s Principal Finance Group. Prior to Goldman, he served as CEO of GRP Financial LLC. Mr. West serves on the Boards of Directors of Aktua Soluciones Financieras, S.L., BankUnited, Inc., GTH, LLC, Intrepid Aviation Holdings, LLC, Resort Finance America, LLC and Williams & Glyn’s Bank Limited (pre-IPO Transition Board). He is a member of the Board of Overseers of Tufts University, the HSS Chair’s Council at Caltech, and the Economic Studies Council of The Brookings Institution. Mr. West earned his M.S. in Electrical Engineering from the California Institute of Technology and graduated magna cum laude with a B.S. in Electrical Engineering from Tufts University. Mr. West’s extensive experience as an officer and a director of both public and private companies led to the conclusion that he should serve as a manager on our board of managers.

Gregg Zeitlin has served as a manager on the board of managers of Intrepid Holdings since 2009. Mr. Zeitlin co-founded Reservoir in 1998 and serves as a Senior Managing Director at Reservoir. Mr. Zeitlin currently serves on the boards of many of Reservoir’s portfolio companies, including Contour Global, C12 Energy, AmeriLife Group and Prosperity Life Insurance Group. Additionally, Mr. Zeitlin has been instrumental in the formation and development of several investment firms seeded by Reservoir. Prior to Reservoir, Mr. Zeitlin was a Partner at Ziff Brothers Investments. Before joining Ziff Brothers Investments, Mr. Zeitlin was Vice President, Financial Strategy for Ziff Communications Company, where he focused on strategic partnerships and acquisitions, and ultimately, the sale of the Ziff family’s operating businesses. Previously, Mr. Zeitlin worked at Sunrise Capital Partners and Wasserstein Perella & Co. Mr. Zeitlin graduated with Highest Honors from the University of Texas at Austin with a B.B.A in Finance. Mr. Zeitlin’s experience working with and serving as a director of various companies controlled by private equity sponsors led to the conclusion that he should serve as a manager on our board of managers.

Ryan Pripstein has served as a manager on the board of managers of Intrepid Holdings since 2013. Mr. Pripstein serves as a Principal at Reservoir and initially joined the firm in 2012. Mr. Pripstein is actively involved with both Reservoir’s private investments and seeded investment firms. Prior to joining Reservoir, Mr. Pripstein worked at Perry Capital in the firm’s Private Equity and Distressed Credit groups from September 2007 to June 2010. Before Perry, Mr. Pripstein worked at Merrill Lynch in the Multi-Industrials Group within Investment Banking. Mr. Pripstein graduated Phi Beta Kappa with a B.A. in Psychology and Economics from the University of Virginia and received an M.B.A. from the Stanford Graduate School of Business. Mr. Pripstein’s experience working with various companies controlled by private equity sponsors led to the conclusion that he should serve as a manager on our board of managers.

Board Composition and Election of Directors

Intrepid Holdings is currently governed under the direction of a board of managers, consisting of eight individuals. Following the Reorganization Transactions, we will establish a board of directors of Intrepid Aviation Limited, which will consist of             members, which we expect will be Messrs.            ,             ,             ,             ,             ,              and             , who are listed above, and additional directors who may be named prior to the completion of this offering. We expect that the board of directors of Intrepid Aviation Limited will review the independence of the current directors using the independence standards of the New York Stock Exchange, and based upon this review, determine that              of our              directors, Messrs.              and             , are independent directors in accordance with the listing requirements of the New York Stock Exchange. The New York Stock Exchange independence definitions include a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In making these determinations, the board of directors of Intrepid Aviation Limited will review and discuss information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our memorandum of association that will go into effect upon the closing of this offering, the board of directors of Intrepid Aviation Limited will be divided into three classes with staggered, three- year terms. At each annual meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, the directors of Intrepid Aviation Limited will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the first annual meeting of shareholders following this offering;

•	the Class II directors will be , and , and their terms will expire at the second annual meeting of shareholders following this offering; and

•	the Class III directors will be and , and their terms will expire at the third annual meeting of shareholders following this offering.

Our memorandum of association that will go into effect upon the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

Role of the Board in Risk Oversight

One of the key functions of the board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, the board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. The nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. The compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks.

Controlled Company Exception

After the completion of this offering, affiliates of Reservoir and Centerbridge and certain members of management will continue to beneficially own common shares representing more than 50% of the voting power of the common shares of Intrepid Aviation Limited eligible to vote in the election of directors. As a result, we will be a “controlled company” for the purposes of the New York Stock Exchange listing requirements. As such, we may elect not to comply with certain corporate governance standards under the rules of the New York Stock Exchange, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) that our board of directors conduct an annual performance evaluation of the nominating and corporate governance committee and the compensation committee. For at least some period following this offering, we intend to utilize these exemptions. As a result, although we will have independent director representation on our audit, compensation and nominating and corporate governance committees upon closing this offering, immediately following this offering we do not expect the majority of our directors will be independent or that our compensation committee or nominating and corporate governance committee will be comprised entirely of independent directors.

Accordingly, although we may transition to fully independent compensation and nominating and corporate governance committees prior to the time we cease to be a “controlled company,” for such period of time you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the New York Stock Exchange, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

Following the completion of this offering, the board of Intrepid Aviation Limited will establish three standing committees—audit, compensation and nominating and corporate governance—each of which will operate under a charter that will be approved by our board. Current copies of each committee’s charter will be posted on the Corporate Governance section of our website at http://www.intrepidaviation.com/. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee

The audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, if any, registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

The members of our audit committee are expected to be             ,              and             .              is expected to serve as the chairperson of the committee. Under the applicable NYSE rules, we are permitted to phase in our compliance with the independent audit committee requirements of the NYSE on the same schedule as we are permitted to phase in our compliance with the independent audit committee requirements pursuant to Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which require: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors has determined that each of              and              is an independent director under              rules and under Rule 10A-3. Within one year of our listing on the NYSE, we expect that              will have resigned from our audit committee and that any new directors added to the audit committee will be independent under the NYSE rules and Rule 10A-3 under the Exchange Act. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NYSE. Our board of directors has determined that              is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable NYSE rules and regulations.

Compensation Committee

The compensation committee’s responsibilities will include:

•	annually reviewing and approving corporate goals and objectives relevant to CEO compensation;

•	determining our CEO’s compensation;

•	reviewing and approving, or making recommendations to our board with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis”; and

•	preparing the annual compensation committee report required by SEC rules.

The members of our compensation committee are expected to be              and             .              is expected to serve as the chairperson of the committee. Our board has determined that each of              and              is independent under the applicable NYSE rules and regulations, will be a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become board members;

•	recommending to our board the persons to be nominated for election as directors and to each of the board’s committees;

•	reviewing and making recommendations to the board with respect to management succession planning;

•	developing and recommending to the board corporate governance principles; and

•	overseeing an annual evaluation of the board.

The members of our nominating and corporate governance committee are expected to be              and              .              is expected to serve as the chairperson of the committee.

Code of Ethics and Code of Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at http://www.intrepidaviation.com/.

In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the New York Stock Exchange concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2013 Summary Compensation Table” below. In 2013, our “named executive officers” consisted of our Chief Executive Officer and two other most highly compensated executive officers who were serving as executive officers as of December 31, 2013:

•	Franklin Pray, President and Chief Executive Officer;

•	Olaf Sachau, Executive Vice President and Chief Financial Officer; and

•	Volker Fabian, Former Chief Commercial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2013.

Name and Principal Position	Year	Salary ($)	Profits Interest Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total
Franklin Pray	2013	666,250	0	766,250	10,200	(3)	1,442,700
President and Chief Executive Officer

Olaf Sachau	2013	345,000	0	239,750	—		584,750
Executive Vice President and Chief Financial Officer

Volker Fabian	2013	343,375	0	240,363	10,200	(3)	593,938
Former Chief Commercial Officer(4)

(1)	Amounts reflect the intrinsic value of the Profits Interests (as defined below) granted during 2013 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named executive officers. We provide information regarding the assumptions used to determine the intrinsic value of all Profits Interest awards made to named executive officers in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Profits Interest” above.
(2)	The annual cash incentives awarded to the named executive officers were in accordance with the Company’s annual cash bonus program. For a discussion of the determination of these amounts, please review the section entitled “—Narrative Disclosure to Summary Compensation Table—Employment Agreements—Employment Agreements with Franklin Pray and Olaf Sachau—Base Salary, Annual Bonus, and Equity Compensation” below.
(3)	Amounts reflect the employer matching contribution under the Company’s 401(k) plan.
(4)	Mr. Fabian’s employment with the Company terminated effective April 20, 2014. For a discussion of the separation agreement entered into in connection therewith, please review the section entitled “—Narrative Disclosure to Summary Compensation Table—Employment Agreements—Separation Agreement with Volker Fabian” below.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

As of December 31, 2013, we were a party to employment agreements with each of Messrs. Pray, Sachau and Fabian. The employment agreements for each of Messrs. Pray and Fabian were amended and restated in their entirety as of February 19, 2013. The employment agreement for Mr. Sachau, effective as of October 26, 2012, was amended on February 19, 2013. On June 6, 2014, we entered into a separation agreement with Mr. Fabian in connection with his termination of employment, as described below.

Employment Agreements with Franklin Pray and Olaf Sachau

Employment Term and Position

The initial term of employment for each of Messrs. Pray and Sachau under his employment agreement is through April 15, 2015 and October 26, 2015, respectively, subject to any extension by mutual agreement. During their respective terms of employment, Messrs. Pray and Sachau will serve as President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, respectively.

Base Salary, Annual Bonus and Equity Compensation

Pursuant to his employment agreement, Mr. Pray is entitled to an initial base salary of $650,000 and is eligible for an annual performance-based bonus, with a target bonus opportunity of 100% of his base salary. Pursuant to his employment agreement, Mr. Sachau is entitled to an initial base salary of $345,000 and is eligible for an annual performance-based bonus, with a target bonus of 50% of base salary. The employment agreements for Messrs. Pray and Sachau also provide for certain equity incentive awards under the Agreement. For a further description of the equity awards granted to Messrs. Pray and Sachau and the equity awards for which Messrs. Pray and Sachau may become eligible in connection with this offering, please see below under “—Equity Compensation” and “—New Compensation Programs—2014 Incentive Award Plan.”

Retention Program Payment

In addition to the compensation described above, Messrs. Pray and Sachau are also eligible to receive a retention bonus payment under their respective employment agreements. The payment of such bonuses is subject to (1) our attainment of certain levels of capital and (2) the applicable named executive officer’s continued employment through April 15, 2015 for Mr. Pray, or April 26, 2015 for Mr. Sachau. Based on the capital raising transaction which occurred on February 19, 2013, a sufficient level of capital was achieved and as a result, subject to continued employment through the applicable end date, Messrs. Pray and Sachau will become entitled to receive a retention bonus equal to two times the sum of their respective base salary and target bonus. The retention bonus payments will be made promptly after determination of the amount thereof.

Severance

Each employment agreement provides for severance upon a termination by us without cause (other than by reason of death or disability) or by the named executive officer for good reason.

Upon a termination of Mr. Pray’s employment by us without cause (other than by reason of death or disability) or by reason of his resignation for good reason, Mr. Pray is entitled to severance consisting of (a) three months’ base salary, (b) a pro-rated bonus for the year in which his employment terminates, the amount of which, if any, shall be determined in our board of directors’ reasonable discretion and to be paid when full year bonuses would otherwise be paid, and (c) an amount equal to the retention payment (as described above, but taking into account only capital raising subject to agreements or term sheets executed prior to termination of employment), payable at the same time the retention bonus would have been payable absent termination. Upon a termination of Mr. Pray’s employment due to death or disability (as defined in his employment agreement), he is entitled to receive all severance outlined above (other than any payment of base salary). As a condition to receiving severance pursuant to his employment agreement, Mr. Pray is obligated to execute a release for our benefit. All unvested Profits Interests (as defined below) shall be cancelled for no consideration upon such a termination, provided that, in the event of a liquidity event (as defined in the LLC Agreement) within twelve months of such termination, Mr. Pray would be entitled to a cash bonus in connection with such liquidity event with value equal to the amount he would have received if his cancelled Profits Interests were outstanding vested Profits Interests as of the occurrence of such liquidity event.

Upon a termination of Mr. Sachau’s employment by us without cause (other than by reason of death or disability) or by reason of his resignation for good reason, Mr. Sachau is entitled to severance consisting of (a) three months’ base salary, (b) a pro-rated bonus for the year in which his employment terminates, the amount of which, if any, shall be determined in our board of directors’ reasonable discretion and to be paid when full year bonuses would otherwise be paid, and (c) an amount equal to the retention payment (as described above, but taking into account only capital raising subject to agreements or term sheets executed prior to termination of employment), payable at the same time the retention bonus would have been payable absent termination. Upon a termination of Mr. Sachau’s employment due to death or disability (as defined in his employment agreement), he is entitled to receive all severance outlined above (other than any payment of base salary). As a condition to receiving severance pursuant to his employment agreement, Mr. Sachau is obligated to execute a release for our benefit. All unvested Profits Interests (as defined below) shall be cancelled for no consideration upon such a termination, provided that, in the event of a liquidity event (as defined in the LLC Agreement) within twelve months of such termination, Mr. Sachau would be entitled to a cash bonus in connection with such liquidity event with value equal to the amount he would have received if his cancelled Profits Interests were outstanding vested Profits Interests as of the occurrence of such liquidity event.

For purposes of the employment agreements, (1) “cause” is defined generally as the named executive officer’s termination of employment by the Company after the named executive officer’s (a) willful and material breach by the named executive officer of his employment agreement or any applicable non-disclosure or proprietary rights agreement (to the extent such obligations are not included within the employment agreement), (b) conviction of (or plea of no contest by) the named executive officer of any felony or of any lesser crime or offense involving either (x) fraud, dishonesty or moral turpitude or (y) any property of the Company or any affiliate, (c) conviction for any violation of the U.S. or foreign securities laws or the entering into any cease and desist order with the Securities and Exchange Commission alleging violation of U.S. or foreign securities laws, (d) commission of any act of fraud, embezzlement, or theft in dealings with us or any affiliate, (e) willful breach of any fiduciary duty as an officer, director or manager of the Company or any affiliate, (f) any willful act by the named executive officer that has a material adverse effect upon our reputation and/or the public confidence in us or any affiliate, or (g) failure to comply with a reasonable order, policy or rule that constitutes material insubordination or other refusal, without proper reason and involving a material issue, to perform his duties; and (2) “good reason” is defined generally as the named executive officer’s voluntary termination of employment after the occurrence, without the named executive officer’s consent of (i) a reduction of base salary or any material reduction in benefits, (ii) the failure to retain the named executive officer in his current position, (iii) the substantial diminution of the named executive officer’s duties, (iv) a material breach his employment agreement by us, (v) the failure of any of our successors to assume the obligations under the employment agreement, or (vi) the relocation of the named executive officer’s place of employment outside of the New York City metropolitan area.

Miscellaneous

Pursuant to their respective employment agreements, each of Messrs. Pray and Sachau will be subject to non-competition restrictions for a three-month period after termination of employment and non-solicitation restrictions for a twelve-month period after termination of employment. In addition, Mr. Sachau’s employment agreement provides for the Company’s sponsorship of his H-1B Visa, along with benefits and reimbursements relating to the procurement of his visa as well as his relocation expenses.

Separation Agreement with Volker Fabian

On February 19, 2013, Mr. Fabian entered into an employment agreement with the Company at the same time Mr. Pray entered into his employment agreement with the Company. On June 6, 2014, the Company and Mr. Fabian entered into a separation and release agreement in connection with Mr. Fabian’s cessation of services as an officer of the Company effective as of April 20, 2014. Pursuant to his separation and release agreement, Mr. Fabian will receive severance payments equal to the severance payments he would have received upon a termination without cause pursuant to the terms of his employment agreement. Specifically, Mr. Fabian (a) received a payment equal to three months of his annual base salary (approximately $85,844), payable in lump sum, (b) is eligible to receive a prorated bonus for the year of termination (approximately $81,909), payable at the same time as bonuses generally, and (c) is eligible to receive the payment of an amount equal to Mr. Fabian’s retention program payment (described above) (approximately $1,340,000), payable on or promptly after April 15, 2015. In connection with his termination of employment, Mr. Fabian executed a general release of claims for the Company’s benefit, and he remains subject to certain non-competition and non-solicitation restrictions through the first anniversary of the date of termination of his employment.

Equity Compensation

In 2013, our named executive officers were granted equity-based compensation awards in the form of Class D interests in Intrepid Holdings (the “Profits Interests”), which are intended to be treated as profits interests for purposes of IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43. Such Profits Interests generally entitle the named executive officers to participate in a percentage of the appreciation in the value of our Company on and after the date of grant pursuant to the terms of the LLC Agreement to the extent the awards vest, distributions to the Intrepid Holdings equity holders exceed a specified threshold value and certain other conditions are satisfied. At the time of grant, the Profits Interests were unvested. Fifty percent (50%) of the Profits Interests granted to each named executive officer become eligible to vest based on the proportion of the total capital commitments contributed to Intrepid Holdings by its investors (the “Time Vesting Profits Interests”). Specifically, upon a capital contribution by the investors, a percentage of the Time Vesting Profits Interests becomes eligible to vest equal to the product of the amount contributed by the investors in such contribution over the total capital commitments of the investors ratably over three years from the date of such contribution. Such Time Vesting Profits Interests also vest upon a liquidity event, such as the sale by Intrepid Holdings of all of its assets or a change in control, subject to the named executive officer’s continued employment through such event. The remaining fifty percent (50%) of the Profits Interests granted to each named executive officer also vest upon a liquidity event, subject to the named executive officer’s continued employment through such event (the “Liquidity Event Profits Interests”).

The following table sets forth the Profits Interests (represented by a percentage of distributions under the LLC Agreement) granted to our named executive officers in the 2013 fiscal year:

Named Executive Officer	Profits Interests Granted (%)
Franklin Pray	5.00	(1)
Olaf Sachau	1.00	(1)
Volker Fabian	1.00	(2)

(1)	As of December 31, 2013, Messrs. Pray and Sachau were vested in Profits Interests representing 0.40%, 0.08%, respectively. Approximately 69.4% of the Time Vesting Profits Interests held by Messrs. Pray and Sachau commenced eligibility to vest during 2013 and will continue to vest ratably through 2016, subject to continued employment.
(2)	As of December 31, 2013, Mr. Fabian was vested in Profits Interests representing 0.08%. Mr. Fabian’s employment terminated on April 20, 2014 and, in connection with his termination, his unvested Profits Interests were cancelled and forfeited and his vested Profits Interests were repurchased for no consideration on June 5, 2014.

In connection with the offering, each Profits Interest will be converted into a number of common shares equal to the number of common shares that would have been distributed under the LLC Agreement if Intrepid Holdings had distributed all common shares held by it in kind, valued at the offering price, in a hypothetical liquidation on the date of this offering (provided, however, that all common shares exchanged for the converted Profits Interests may remain subject to certain vesting requirements).

Prior to the completion of this offering, we intend to adopt a 2014 Incentive Award Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2014 Incentive Award Plan will be effective on the date on which it is adopted by our board of directors and approved by our stockholders. For additional information about the 2014 Incentive Award Plan, please see the section titled “New Incentive Plans” below.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code, or the Code, allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions (up to 6% of pay), and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Health/Welfare Plans.    All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life and accidental death and dismemberment insurance.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Employee Loans

In order to fund a portion of each named executive officer’s investment in the Company and to pay taxes for income allocated in connection with such investment, the Company entered into loan agreements with each of Messrs. Pray, Sachau and Fabian on February 19, 2013. Such loans were not intended to be compensatory. Mr. Fabian’s loan was repaid in full on June 5, 2014 in connection with his termination of employment and the repurchase of his equity securities by the Company. The loans to Messrs. Pray and Sachau will be repaid prior to the time when the Company becomes subject to Section 402 of the Sarbanes-Oxley Act of 2002, as amended.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Outstanding Equity Awards at Fiscal Year-End Table

The following table summarizes the number of Profits Interests underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2013.

	Grant Date	Profits Interest Awards
Name		Percentage of Profits Interests That Have Not Vested (%)(1)		Market Value of Profits Interests That Have Not Vested ($)(2)
Franklin Pray	2/19/2013	4.60		$0	(3)
Olaf Sachau	2/19/2013	0.92		$0	(3)
Volker Fabian	2/19/2013	0.921	(4)	$0

(1)	Fifty percent (50%) of the Profits Interests granted to each named executive officer become eligible to vest based on the proportion of the total capital commitments contributed to the Company by our investors. Specifically, upon a capital contribution by our investors, a percentage of the Profits Interest equal to the product of the amount contributed by the investors in such contribution over the total capital commitments of the investors becomes eligible to vest ratably over three years from the date of such contribution. The remaining fifty percent (50%) of the Profits Interests granted to each named executive officer vest upon a liquidity event, subject to the named executive officer’s continued employment through such event. As of December 31, 2013, 69.4% of the Time Vesting Profits Interests had become eligible for vesting.
(2)	There is no public market for the Profits Interests. We valued the Profits Interests with the assistance of a third-party valuation expert for purposes of this disclosure. The amount reported above under the heading “Market Value of Profits Interests That Have Not Vested” reflects the intrinsic value of the Profits Interests as of December 31, 2013.
(3)	In connection with the offering, the Profits Interests held by Messrs. Pray and Sachau will be converted into common shares and common shares, respectively.
(4)	Mr. Fabian’s employment terminated effective as of April 20, 2014. As a result of his termination, on June 5, 2014, a portion of his Profits Interests were mutually agreed to be vested and repurchased for no consideration and the remaining portion were cancelled.

Director Compensation Table

The following table sets forth information concerning the compensation of our non-employee directors for the year ended December 31, 2013.

Name	Fees Earned or Paid in Cash ($)(1)		All Other Compensation ($)(2)	Total ($)
Vincent Cebula	85,833	(3)	200,000	285,833

(1)	Amount reflects the annual retainer fee earned by Mr. Cebula in connection with his services on our board in the 2013 fiscal year, payable on a quarterly basis.
(2)	Amount reflects a special, one-time fee paid to Mr. Cebula in consideration for his services in connection with the closing of the Centerbridge equity-raise transaction.
(3)	Amount reflects a prorated portion of the annual $100,000 retainer fee based on Mr. Cebula’s period of service in 2013.

We intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. The program is expected to provide directors with a             , subject to continued service on our board of directors. Each              is expected to be denominated as a             . In addition, each non-employee director is expected to receive an annual cash retainer for his or her services in an amount equal to $         and an annual equity award in a denominated dollar value equal to $        .

New Incentive Plans

2014 Incentive Award Plan

We intend to adopt the Intrepid Aviation Limited 2014 Incentive Award Plan (the “Plan”), subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the Plan and, accordingly, this summary is subject to change.

Eligibility and Administration.    Our employees, consultants and directors, and employees, consultants and directors of our affiliates will be eligible to receive awards under the Plan. Following our initial public offering, the Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available.    An aggregate of              common shares will be available for issuance under awards granted pursuant to the Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Plan. However, the following shares may not be used again for grant under the Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an option or stock appreciation right, or SAR; (2) shares subject to a SAR that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Plan. The maximum number of common shares that may be subject to one or more awards granted to any person pursuant to the Plan during any calendar year will be              and the maximum amount that may be paid under a cash award pursuant to the Plan to any one participant during any calendar year period will be $        . Further, the maximum aggregate grant date fair value of awards granted to any non-employee director during any calendar year will be $        .

Awards.    The Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, deferred stock, deferred stock units, performance awards, and stock appreciation rights, or SARs. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Plan. Certain awards under the Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in common shares, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•	Non-Qualified Stock Options (“NQSOs”) and Incentive Stock Options (“ISOs”). Stock options provide for the right to purchase common shares in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•	SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•	Restricted Stock and RSUs. Restricted stock is an award of nontransferable common shares that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver common shares in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•	Stock Payments. Stock payments are awards of fully vested common shares that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from common shares or value metrics related to common shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

•	Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on common shares and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards granted under the Plan subject to performance based-vesting unless and until such awards have vested.

•	Deferred Stock Awards: Deferred stock awards represent the right to receive common shares on a future date. The Plan provides that deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

•	Deferred Stock Units: Deferred stock units will be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but may be subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Each deferred stock unit shall entitle the holder thereof to receive one common share on the date the deferred stock unit becomes vested or upon a specified settlement date thereafter. The Plan provides that, like deferred stock, deferred stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike deferred stock, deferred stock units may provide that shares of stock underlying the deferred stock units will not be issued until a specified date or event following the vesting date. Recipients of deferred stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the shares underlying the award have been issued to the holder.

•	Performance Awards. Performance Awards will be granted by the administrator in its discretion on an individual or group basis. Generally, these awards will be based upon specific performance targets and will be paid in cash or in common shares or in a combination of both. The Plan provides that performance awards may include “phantom” stock awards that provide for payments based upon the value of common shares and that performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common shares or in a combination of both.

Section 162(m).    Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a public company may take in respect of compensation paid to our “covered employees” (which should include our Chief Executive Officer and our next three most highly compensated employees other than our Chief Financial Officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute qualified performance based compensation (“QPBC”). Under current tax law, we do not expect Section 162(m) of the Code to apply to certain awards under the Plan until the earliest to occur of (1) our annual stockholders’ meeting at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which occurred the first registration of our equity securities under Section 12 of the

Exchange Act; (2) a material modification of the Plan; (3) an exhaustion of the share supply under the Plan; or (4) the expiration of the Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, the company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) revenue growth or product revenue growth; (iv) net income (either before or after taxes); (v) adjusted net income; (vi) operating earnings or profit (either before or after taxes); (vii) cash flow (including, but not limited to, operating cash flow and free cash flow); (viii) return on assets or net assets; (ix) return on capital (or invested capital) and cost of capital; (x) return on stockholders’ equity; (xi) total stockholder return; (xii) return on sales; (xiii) gross or net profit or operating margin; (xiv) costs, reductions in costs and cost control measures; (xv) funds from operations or funds available for distributions; (xvi) expenses; (xvii) working capital; (xviii) earnings or loss per share; (xix) adjusted earnings per share; (xx) price per share of and dividends with respect to common shares or appreciation in and/or maintenance of such price or dividends; (xxi) economic value added models or similar metrics; (xxii) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xxiii) implementation or completion of critical projects or processes; (xxiv) sales, unit volume or market share; (xxv) licensing revenue; (xxvi) brand recognition/acceptance, (xxvii) inventory turns or cycle time, (xxviii) strategic initiatives (including, without limitation, with respect to market penetration and spending efficiency, geographic business expansion, manufacturing, commercialization, production and productivity, customer satisfaction and growth, employee satisfaction, recruitment and maintenance of personnel, human resources management, supervision of litigation and other legal matters, information technology, strategic partnerships and transactions (including acquisitions, dispositions, joint ventures, in-licensing and out-licensing of intellectual property, and establishment of relationships with commercial entities with respect to the marketing, distribution and sale of Company products, and factoring transactions, research and development and related activity, financial or other capital raising transactions, operating efficiency, and asset quality); (xxix) financial ratios (including, without limitation, those measuring liquidity, activity, profitability or leverage); and (xxx) lease placement of aircraft, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Certain Transactions.    The plan administrator has broad discretion to take action under the Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common shares, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the Plan and outstanding awards. In the event of a change in control of our company (as defined in the Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the administrator may cause any or all of such awards to become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Plan, the plan administrator may, in its discretion, accept cash or check, common shares that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination.    Our board of directors may amend or terminate the Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the Plan after the tenth anniversary of the date on which our board of directors adopts the Plan.

2014 Senior Executive Bonus Plan

We intend to adopt the Intrepid Aviation Limited 2014 Senior Executive Incentive Bonus Plan (the “Executive Bonus Plan”), to be effective as of the day immediately prior to this offering. The Executive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of us and our stockholders and to enable us to attract and retain highly qualified executives. The principal features of the Executive Bonus Plan are summarized below.

The Executive Bonus Plan is an incentive bonus plan under which certain key executives, including our named executive officers, will be eligible to receive bonus payments. Bonuses will generally be payable under the Executive Bonus Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Executive Bonus Plan based upon such other terms and conditions as our compensation committee may in its sole discretion determine. The payment of a bonus under the Executive Bonus Plan to a participant with respect to a performance period will generally be conditioned on such participant’s continued employment on the last day of such performance period, provided that our compensation committee may make exceptions to this requirement in its sole discretion.

The performance goals under the Executive Bonus Plan will relate to one or more financial, operational or other metrics with respect to individual or company performance with respect to us or any of our affiliates, including but not limited to the following possible performance goals: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) revenue growth or product revenue growth; (iv) net income (either before or after taxes); (v) adjusted net income; (vi) operating earnings or profit (either before or after taxes); (vii) cash flow (including, but not limited to, operating cash flow and free cash flow); (viii) return on assets or net assets; (ix) return on capital (or invested capital) and cost of capital; (x) return on stockholders’ equity; (xi) total stockholder return; (xii) return on sales; (xiii) gross or net profit or operating margin; (xiv) costs, reductions in costs and cost control measures; (xv) funds from operations or funds available for distributions; (xvi) expenses; (xvii) working capital; (xviii) earnings or loss per share; (xix) adjusted earnings per share; (xx) price per share of and dividends with respect to our common shares or appreciation in and/or maintenance of such price or dividends; (xxi) economic value added models or similar metrics; (xxii) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xxiii) implementation or completion of critical projects or processes; (xxiv) sales, unit volume or market share; (xxv) licensing revenue; (xxvi) brand recognition/acceptance, (xxvii) inventory turns or cycle time, (xxviii) strategic initiatives (including, without limitation, with respect to market penetration and spending efficiency, geographic business expansion, manufacturing, commercialization, production and productivity, customer satisfaction and growth, employee satisfaction, recruitment and maintenance of personnel, human resources management, supervision of litigation and other legal matters, information technology, strategic partnerships and transactions (including acquisitions, dispositions, joint ventures, in-licensing and out-licensing of intellectual property, and establishment of relationships with commercial entities with respect to the marketing, distribution and sale of Company products, and factoring transactions, research and development and related activity, financial or other capital raising transactions, operating efficiency, and asset quality); (xxix) financial ratios (including, without limitation, those measuring liquidity, activity, profitability or leverage); and (xxx) lease placement of aircraft, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for Executive Bonus Plan awards.

The Executive Bonus Plan is administered by our compensation committee. Our compensation committee will select the participants in the Executive Bonus Plan and any performance goals to be utilized with respect to the participants, establish the bonus formulas for each participant’s annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. The Executive Bonus Plan provides that we may amend or terminate the Executive Bonus Plan at any time in our sole discretion. Any amendments to the Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation. The Executive Bonus Plan will expire on the earliest of:

•	The first material modification of the Executive Bonus Plan;

•	The first stockholders meeting at which members of our board of directors are elected during 2018; or

•	Such other date required by Section 162(m) of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2011 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive Compensation.” We also describe below certain other transactions with our directors, executive officers and shareholders.

Management Agreement

Pursuant to the Management Agreement, dated November 30, 2011 (the “Management Agreement”), among Intrepid Aviation Group Holdings, LLC, Intrepid Aviation Group, LLC and Intrepid Aviation Management, LLC, a wholly owned subsidiary of the Company (the “Management Company”), the Management Company has agreed to act as our general manager. From November 30, 2011 until February 19, 2013, the Management Company was owned by an affiliate of Reservoir. On February 19, 2013, Intrepid acquired all outstanding rights to the Management Company from such Reservoir affiliate. Under the Management Agreement, the Management Company has responsibility for the day-to-day management, operation, maintenance and supervision of our business, including, but not limited to, responsibility for our annual budget, books and records, preparation of financial statements, tax returns, capitalization, aircraft acquisitions, financings, and strategic planning.

The Management Agreement provides that we will pay the Management Company a management fee equal to $1,000 per month for each month during which this Management Agreement remains in effect. In addition, we have agreed to reimburse the Management Company for all costs, expenses, liabilities and obligations incurred by us or the Management Company on our behalf in the operation of our business, including all direct out-of-pocket expenses incurred by the Management Company and its employees and consultants in connection with the Management Company’s performance of its obligations under the Management Agreement. We have also agreed to pay certain overhead expenses of the Management Company, including salaries, workers’ compensation insurance and employee benefits with respect to the Management Company’s personnel that provide services to us; rental payments for office space and other office related expenses; and all other costs and expenses incurred by the Management Company attributable to its personnel providing services to us.

The Management Agreement may be terminated by either party upon 30 days’ prior written notice to the non-terminating party or upon the liquidation and winding-up of Intrepid Aviation Group Holdings, LLC. During the years ended December 31, 2013 and 2012, we made $1.4 million and $14.2 million, respectively, in payments to the Management Company pursuant to the Management Agreement.

Administrative Services Agreement

Pursuant to the Administrative Services Agreement, dated June 1, 2013, between the Management Company and Reservoir Operations, L.P. (“RO”), an affiliate of Reservoir, RO agreed to provide and maintain office facilities for the Management Company (so long as such facility is co-located with RO’s office facility) and furnish the Management Company with such administrative services and office supplies as it reasonably requests in writing.

The Administrative Services Agreement provides that the Management Company will pay RO’s costs and expenses reasonably incurred in performing its obligations under the Administrative Services

Agreement and a pro rata portion of rent and occupancy costs payable by RO under RO’s lease of its office space. During the year ended December 31, 2013, the Management Company paid an insignificant amount under the Administrative Services Agreement. The Administrative Services Agreement may be terminated by either party upon 120 days’ prior written notice to the non-terminating party.

Limited Liability Company Agreement

Pursuant to the LLC Agreement, Centerbridge and Reservoir contributed an aggregate amount of approximately $280.0 million to the Company, as of the date of the LLC Agreement and committed to contribute an additional approximately $365.8 million. Members of management contributed an aggregate amount of approximately $1.4 million to Intrepid Holdings, as of the date of the LLC Agreement and committed to contribute an additional approximately $1.8 million. Following this offering, no commitments will remain from any party.

Loans to Management

In connection with the purchase by certain members of management of investor interests on February 19, 2013, we entered into separate loan agreements with management for the acquisition of investor interests. These loans were intended to finance a portion of the acquisitions by management of investor interests (the “Equity Loans”) and to finance tax liabilities related to taxable income allocated to such members of management in the acquisition of the investor interests (the “Tax Loans”). The interest rate on each loan agreement is equal to the Applicable Federal Rate upon issuance of the loan. The maturity date of the Equity Loans is the earlier of a qualifying liquidity event under the terms of the retention agreement or 2016. The maturity date of the Tax Loans is the earlier of a qualifying liquidity event under the terms of the retention agreement or 2023.

Each loan agreement provides that the obligations will be personal liabilities of the borrower thereunder, with full recourse to the borrower and the borrower’s assets. Each loan must be repaid in full upon termination of the borrower’s employment with the Company for any reason other than termination without cause, death or disability. Any distribution, sale proceeds or redemption amount in respect of the borrower’s investor interests and any special retention bonus under the applicable employment agreement must be applied to the loan. As of August 31, 2014, principal amounts outstanding under the loans to Messrs. Pray, Fabian, Sachau, Shavinsky, Rynott and Schmid were approximately $1,009,593, $0, $157,048, $0, $125,638 and $46,850, respectively, and interest payable under the loans to Messrs. Fabian, Pray Rynott, Sachau and Shavinsy was $14,328, $0, $2,229, $0, $1,783 and $696, respectively. Since the issuance of the loans, the largest amount of principal outstanding under the loans to Messrs. Pray, Fabian, Sachau, Shavinsky, Rynott and Schmid was approximately $1,009,593, $188,458, $157,048, $157,048, $125,638 and $46,850, respectively. In June 2014, Messrs. Fabian and Shavinsky repaid principal amounts of $188,458 and $157,048, respectively, and interest of $2,119 and $1,920, respectively, under the loans. Otherwise, since the issuance of the loans, no other person has repaid any principal or interest under the loans. The loans were not intended to be compensatory. The loans to management are to be repaid prior to the filing of the registration statement of which this prospectus forms a part.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The employment agreements provide for, among other things, position, duties and compensation and benefits payable during the terms of employment, including bonus and incentive payments. The employment agreements also provide for severance benefits in the case of termination of the applicable executive officer’s employment without cause. In addition, the employment agreements subject the executive officers to certain restrictive covenants, which may restrict the executive officers from engaging in competition, disclosing confidential information, interfering with our business and disparaging us.

Policies and Procedures for Related Person Transactions

Our board of directors intends to adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares, as of October 17, 2014, and as adjusted to reflect the sale of common shares in this offering, by:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common shares;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The number of common shares beneficially owned by each shareholder is determined under rules issued by the Securities and Exchange Commission. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on          common shares outstanding as of October 17, 2014, assuming the exchange of all outstanding members’ equity interests into common shares in the corporate reorganization. In computing the number of common shares beneficially owned by an individual or entity and the percentage ownership of that person, common shares subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of October 17, 2014 are considered outstanding, although these common shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed shareholders is One Stamford Plaza, 263 Tresser Boulevard, Stamford, Connecticut 06901. Each of the shareholders listed has sole voting and investment power with respect to the common shares beneficially owned by the shareholder unless noted otherwise, subject to community property laws where applicable.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering

5% or Greater Shareholders
Reservoir Capital Group, L.L.C. and affiliated funds
Centerbridge Partners, L.P. and affiliated funds

Named Executive Officers and Directors
Franklin Pray
Olaf Sachau
Brian Rynott
Colin Bole
Thomas Schmid
Vincent Cebula
Eric Hoffman
Craig Huff
Ryan Pripstein
Anil Ranavat
Lance West
Gregg Zeitlin
All executive officers and directors as a group (13 persons)

DESCRIPTION OF SHARE CAPITAL

The following description of share capital summarizes certain provisions of our memorandum of association and amended bye-laws. The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of our memorandum of association and bye-laws, copies of which are included as exhibits to the registration statement of which this prospectus forms a part. You are urged to read our memorandum of association and amended bye-laws in their entirety.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 49342. We were incorporated on July 29, 2014 under the name Intrepid Aviation Limited. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton, Bermuda. Our agent for service of process in the United States in connection with this offering is Franklin Pray, c/o Intrepid Aviation Group Holdings, LLC, One Stamford Plaza, 263 Tresser Boulevard, Stamford, Connecticut 06901.

Our objects are unrestricted, and we have the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

Since our incorporation, there have been no material changes to our share capital, mergers, amalgamations or consolidations or any of our subsidiaries, no material changes in the mode of conducting its business, no material changes in the types of products produced or services rendered and no name changes. There have been no bankruptcies, receiverships or similar proceedings with respect to us or our subsidiaries.

Share Capital

Our authorized share capital is                      common shares, par value                      per share and no preference shares. All of our issued and outstanding common shares are fully paid.

Pursuant to our bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

The holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and abilities, subject to any liquidation preference on any issued and outstanding preference shares.

Preference Shares

Under the terms of our memorandum of association and amended bye-laws that will become effective upon the closing of this offering, our board of directors is authorized to issue preference shares in one or more series without shareholder approval. Our board of directors has the discretion under the bye-laws to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred share.

The purpose of authorizing our board of directors to issue preferred shares and to determine the rights and preferences to be attached thereto is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting shares. Upon the closing of this offering, there will be no preferred shares outstanding, and we have no present plans to issue any preferred shares.

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

Any cash dividends payable to holders of our common shares listed on the New York Stock Exchange will be paid to             , our transfer agent in the United States for disbursement to those holders.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares or the purchase or redemption by us of our shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that it is not fully paid. The board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as the board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of such holder’s common shares by completing a form of transfer in the form set out in the bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share the board of directors may accept the instrument signed only by the transferor.

When our shares are listed or admitted to trading on the New York Stock Exchange, they will be transferred in accordance with the rules and regulations of such exchange.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year, which is referred to as the annual general meeting. However, the members may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any member may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the president or chairman or a majority of our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least      days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present throughout the meeting and representing in person or by proxy in excess of one third of the total issued voting shares.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of a company, minutes of general meetings and a company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our amended bye-laws, which will be adopted immediately prior to the closing of this offering, will provide that our board of directors shall consist of not less than      directors and not more than such maximum as the board of directors may from time to time determine. Currently, our board of directors will consist of      directors.

Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by the board of directors must give notice of the intention to propose the person for election. Where a director is to be elected at an annual general meeting, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to members or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting that notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to members or the date on which public disclosure of the date of the special general meeting was made.

A director may be removed only by resolution approval by a majority of other directors and only for cause.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by the board of directors. The directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

A director who has a direct or indirect interest in any contract or arrangement with Intrepid must disclose such interest as required by Bermuda law. Such an interested director is not entitled to vote on or participate in any discussion in respect of any such contract or arrangement in which he or she is interested.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not Intrepid may otherwise indemnify such officer or director. We will purchase and maintain a directors’ and officers’ liability policy for such a purpose.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders. In the case of certain bye-laws, such as the bye-laws relating to the election and removal of directors, the number of directors, the classes of directors, the term of office of directors, approval of business combinations, amendment of bye-law provisions and changes to the memorandum of association, the required resolutions must include the affirmative vote of at least         % of the directors then in office and of at least         % percent of the votes attaching to all shares in issue. Further, in the case of bye-laws relating to the voting on resolutions, the ability to pass resolutions by way of written resolution, the election and removal of directors, the number of directors, the powers of the board of directors and the appointment of officers, the required resolutions must include the affirmative vote of a (i) majority of all directors, (ii) our chairman and at least         % of the directors other than the directors elected by Centerbridge and Reservoir.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by our shareholders. Unless the company’s bye-laws provide otherwise, the approval of         % of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that a merger or an amalgamation that is a business combination with an interested shareholder must be approved as described below.

Our bye-laws contain provisions regarding “business combinations” with “interested shareholders”. Pursuant to our bye-laws, in addition to any other approval that may be required by applicable law, any business combination with an interested shareholder within a period of three years after the date of the transaction in which the person became an interested shareholder must be approved by the board of directors and authorized at an annual or special general meeting by the affirmative vote of at least two thirds of our issued and outstanding voting shares that are not owned by the interested shareholder, unless: (i) prior to the time that the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or (ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and outstanding voting shares at the time the transaction commenced. For purposes of these provisions, “business combinations” include mergers, amalgamations, consolidations and certain sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets, issuances and transfers of shares and other transactions resulting in a financial benefit to an interested shareholder. An “interested shareholder” is a person that beneficially owns 15% or more of issued and outstanding voting shares and any person affiliated or associated with Intrepid that owned 15% or more of our issued and outstanding voting shares at any time three years prior to the relevant time.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Registrar or Transfer Agent

A register of holders of the common shares will be maintained by Appleby Services (Bermuda) Ltd. in Bermuda, and a branch register will be maintained in the United States by     , who will serve as branch registrar and transfer agent.

Listing

We intend to apply to have our common shares listed on the New York Stock Exchange under the symbol “INTR.”

Untraced Shareholders

Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for seven years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows it to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an “exempted” company, we may not, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business transactions, including: (i) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years); (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000; or (iii) the carrying on of business of any kind for which it is not licensed in Bermuda, except in certain limited circumstances such as doing business with another exempted undertaking in furtherance of its business (as the case may be) carried on outside Bermuda.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed herein. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, Intrepid is not bound to investigate or see to the execution of any such trust.

DESCRIPTION OF INDEBTEDNESS

As of June 30, 2014, we had, on a consolidated basis, approximately $1,580.6 million of debt outstanding, of which $1,280.6 million was secured, with a weighted average cost of debt of 4.78%. As of June 30, 2014, an aggregate amount of $695.1 million of our debt was recourse to Intrepid Holdings. Subject to our subsidiaries’ ability to timely satisfy their debt service obligations and certain restrictions contained in the agreements described below, the agreements governing our subsidiaries’ existing indebtedness generally allow the subsidiaries to send cash to Intrepid Holdings in the form of intercompany loans and other similar instruments. Our existing debt consists of the following:

6.875% Senior Notes due 2019

On January 24, 2014, Intrepid Holdings and Intrepid Finance Co., a wholly owned subsidiary of Intrepid Holdings, issued $300 million in aggregate principal amount of 6.875% senior notes due 2019 (the “notes”). In addition, on August 18, 2014, Intrepid Holdings and Intrepid Finance Co. issued an additional $215 million in aggregate principal amount of notes under the indenture governing the outstanding $300 million in aggregate principal amount of 6.875% senior notes due 2019 at an issue price of 102%. Interest is payable on February 15 and August 15 of each year. Each subsidiary of Intrepid Holdings, other than Intrepid Finance Co., that in the future guarantees any credit facilities or other capital markets indebtedness of either Intrepid Holdings or Intrepid Finance Co. will guarantee the notes.

The notes are unsecured senior obligations of Intrepid Holdings and Intrepid Finance Co. and rank equally in right of payment with all of their existing and future unsecured senior obligations, and senior in right of payment to any of their existing and future subordinated indebtedness. The notes are effectively subordinated to existing and future secured indebtedness of Intrepid Holdings and Intrepid Finance Co. to the extent of the value of the assets securing such indebtedness. The notes are not currently guaranteed by any of Intrepid Holdings’s subsidiaries, and as a result, are structurally subordinated to all existing and future liabilities (including trade payables) of Intrepid Holdings’s subsidiaries, other than any future guarantors.

Intrepid Holdings and Intrepid Finance Co. may, at their option, redeem at any time and from time to time prior to February 15, 2016, some or all of the notes at 100% of their principal amount thereof, plus the applicable “make-whole premium” as provided in the Indenture governing the notes, and accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after February 15, 2016, Intrepid Holdings and Intrepid Finance Co. may, at their option, redeem at any time and from time to time some or all of the notes at the applicable redemption prices set forth below, plus accrued and unpaid interest, if any, on the Notes redeemed, to, but excluding, the applicable date of redemption, if redeemed during the twelve-month period beginning on February 15 of the years indicated below (subject to the rights of holders of record on the relevant record date to receive interest on the relevant interest payment date falling on or prior to such redemption date):

Year	Percentage
2016	103.438%
2017	101.719%
2018 and thereafter	100.000%

In addition, on or prior to February 15, 2016, Intrepid Holdings and Intrepid Finance Co. may, at their option, redeem up to 35% of the notes with the proceeds from certain equity offerings at the redemption price equal to 106.875% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; provided that (1) at least 65% of the original aggregate principal amount of the notes (calculated after giving effect to any issuance of

Additional Notes) remains outstanding immediately after the occurrence of each such redemption (with notes held, directly or indirectly, by either Intrepid Holdings or Intrepid Finance Co. or their affiliates being deemed to be not outstanding for purposes of such calculation); and (2) such redemption occurs within 90 days after the date of closing of such equity offering.

If we experience specific kinds of changes of control, Intrepid Holdings and Intrepid Finance Co. may be required to offer to purchase the notes at 101% of the aggregate principal amount of the notes purchased, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase.

The Indenture governing the notes contains covenants limiting, among other things, Intrepid Holdings and Intrepid Finance Co.’s ability and the ability of each of Intrepid Holdings’s restricted subsidiaries to:

•	incur or guarantee additional debt and issue disqualified stock or preferred stock;

•	pay dividends on or repurchase certain equity interests or prepay subordinated indebtedness;

•	enter into transactions with affiliates;

•	sell, transfer or otherwise dispose of certain assets;

•	alter our line of business; or

•	consolidate, merge, sell or otherwise dispose of substantially all of our assets.

The indenture governing the notes also provides for events of default, which, if certain of them occur, would permit the trustee under the notes or holders of at least 25% in aggregate principal amount of the notes then outstanding to declare the principal, premium, if any, interest and any other monetary obligations on all the notes then outstanding to be due and payable immediately.

Norddeutsche MSN 1123 Facility

On September 22, 2011, Cayenne Aviation MSN 1123 Limited, an indirect wholly owned subsidiary of Intrepid Holdings, as borrower, Intrepid Aviation Management Ireland Limited (formerly Cayenne Aviation Ireland Limited), an indirect wholly owned subsidiary of Intrepid Holdings, as shareholder and Intrepid Aviation Group, LLC, a direct wholly owned subsidiary of Intrepid Holdings, as parent guarantor, entered into a secured credit agreement with Norddeutsche Landesbank Girozentrale, as lender, facility agent and security trustee, for an approximately $61.8 million loan to provide financing to acquire one Airbus A330-200 aircraft on lease to Alitalia. The loan matures on July 6, 2022. Principal and interest are payable monthly at an annual fixed rate of 5.20% to a balloon payment of $18.0 million at loan maturity. As of June 30, 2014, there was $52.9 million outstanding under the agreement.

The loan is secured by the aircraft, the lease and beneficial interest in the borrower and its assets. The borrower is obligated to comply with loan to value (“LTV”) ratios tested on an annual basis which should not exceed specified LTV trigger thresholds, beginning at 70% for the test on July 8, 2013 and decreasing incrementally to 45% for the final test on July 8, 2021. Failure to comply with the LTV trigger ratio will require the borrower to either use surplus rent payments to prepay the loan in part or post an equivalent amount of additional security until the LTV ratio of the facility is equal to or less than the LTV trigger ratio. The credit agreement contains customary covenants and events of default, including covenants that limit the ability of the borrower to incur additional indebtedness and create liens, merge or dispose of all or substantially all of its assets, engage in any business other than leasing the aircraft to Alitalia and pay dividends other than dividend payments of excess cash flow after debt service payments so long as no event of default has occurred. The credit agreement also contains covenants that require the borrower to comply with the terms of the relevant lease agreement. In addition, the credit agreement includes a cross default that is triggered by a default under other financing agreements entered into by Intrepid and Norddeutsche Landesbank Girozentrale, and by certain defaults by Intrepid Aviation Group, LLC under other indebtedness during a remarketing period.

Recourse to the borrower is limited to the assets of the borrower, subject to certain exceptions. Recourse to Intrepid Holdings is limited to breaches of certain obligations of the borrower and certain indemnities under the credit agreement.

KfW MSN 1135 Facility

On September 23, 2011, Cayenne Aviation MSN 1135 Limited, an indirect wholly owned subsidiary of Intrepid Holdings, as borrower, Intrepid Aviation Management Ireland Limited (formerly Cayenne Aviation Ireland Limited), an indirect wholly owned subsidiary of Intrepid Holdings, as shareholder and Intrepid Aviation Group, LLC, a direct wholly owned subsidiary of Intrepid Holdings, as parent guarantor, entered into a secured credit agreement with KfW IPEX-Bank GmbH, as lender, facility agent and security trustee, for an approximately $56.7 million loan to provide financing to acquire one Airbus A330-200 aircraft on lease to Alitalia. The loan matures on June 25, 2022. Principal and interest is payable monthly at an annual fixed rate of 4.70%. As of June 30, 2014, there was $44.8 million outstanding under the agreement.

The loan is secured by the aircraft, the lease and beneficial interest in the borrower and its assets. The credit agreement contains customary covenants and events of default, including covenants that limit the ability of the borrower to incur additional indebtedness and create liens, consolidate, merge or dispose of all or substantially all of its assets, engage in any business other than leasing the aircraft to Alitalia and pay dividends other than dividend payments of excess cash flow after debt service payments so long as no event of default has occurred. The credit agreement also contains covenants that require the borrower to take certain specified actions to enforce the terms of the relevant lease agreement. In addition, the credit agreement includes a cross default that is triggered by a default under other financing agreements entered into by Intrepid and KfW IPEX-Bank GmbH.

Recourse to the borrower is limited to the assets of the borrower, subject to certain exceptions. Recourse to Intrepid Holdings is limited to breaches of certain obligations of the borrower and certain indemnities under the credit agreement.

Citi PDP Facility

On September 26, 2012, A330 PDP-2 Limited, an indirect wholly owned subsidiary of Intrepid Holdings, as borrower, entered into a pre-delivery payment secured debt facility with Bank of Utah, as security trustee, and Citibank N.A., as lender and facility agent, as amended and restated on April 15, 2013, associated with the acquisition of up to eight aircraft under the Airbus forward order. On April 15, 2013, each of Intrepid Holdings and Intrepid Aviation Management Ireland Limited, as guarantors, and Bank of Utah, as security trustee, entered into a guarantee agreement in respect of such credit agreement. The aggregate principal amount of the facility is not to exceed $100.0 million or be applied to finance the acquisition of more than four aircraft at any time. The loan is secured by the assigned purchase agreement with Airbus and the related leases for such aircraft acquired thereunder. Interest is payable monthly at an annual rate of 4.00% plus 1-month LIBOR. Payments with respect to borrowing for a particular aircraft under the Airbus forward order mature at the date of delivery of such aircraft. The facility will mature upon the delivery of the eighth aircraft in June 2015 and the lenders commitment obligations are subject to an ultimate termination date on December 31, 2015. As of June 30, 2014, there was $23.6 million outstanding under the facility.

The credit agreement contains customary covenants and events of default, including covenants that limit the ability of the borrower to incur additional indebtedness and create liens, consolidate, merge or dispose of all or substantially all of its assets and covenants that limit the ability of the borrower and its subsidiaries to pay dividends or make distributions or intercompany loans except as permitted under certain circumstances. The credit agreement also contains covenants that require the borrower to comply with the terms of the Airbus forward order and not to extend the delivery date of any aircraft by more than six months. In addition, the credit agreement requires the borrower to post additional collateral or pay amounts to Airbus if the final price for any aircraft exceeds the projected price of the relevant aircraft.

Recourse to the borrower is limited to the assets of the borrower, subject to certain exceptions. The facility is full recourse to Intrepid Holdings and Intrepid Aviation Management Ireland Limited. Intrepid Holdings is also required pursuant to its guarantee agreement to maintain an aggregate equity amount of at least $280.0 million.

BNP PDP Facility

On May 3, 2013, A330 PDP-3 Limited, an indirect wholly owned subsidiary of Intrepid Holdings, as borrower, entered into a pre-delivery payment secured debt facility with BNP Paribas S.A., as lender, facility agent and security trustee, associated with the delivery of two aircraft under the Airbus forward order. The facility is guaranteed by Intrepid Holdings. The loan is secured by the assigned purchase agreement with Airbus and the related leases for such aircraft acquired thereunder. The principal amount of the facility is $36.0 million with monthly interest payable at an annual rate of 3.90% plus 1-month LIBOR. Payments with respect to borrowing for a particular aircraft under the Airbus forward order mature at the date of delivery of such aircraft. The facility will mature upon the delivery of the second aircraft in July 2014. As of June 30, 2014, there was $0 million outstanding under the agreement.

The credit agreement contains customary covenants and events of default, including covenants that limit the ability of the borrower to incur additional indebtedness and create liens, consolidate, merge or dispose of all or substantially all of its assets and pay dividends or make distributions or intercompany loans except as permitted under certain circumstances. The credit agreement also contains covenants that require the borrower to comply with the terms of the Airbus forward order and not to extend the delivery date of any aircraft by more than six months. In addition, the credit agreement requires the borrower to post additional collateral or pay amounts to Airbus if the final price for any aircraft exceeds the projected price of the relevant aircraft. The credit agreement also requires the borrower to prepay all loans if (i) Franklin Pray no longer serves as Intrepid Holdings’s chief executive officer or ceases to function in such capacity for thirty consecutive days and one of Volker Fabian, Olaf Sachau, John Shavinsky and Brian Rynott or an applicable successor that is approved in writing by BNP Paribas S.A. (each, a “Department Head”) ceases to function in his relevant capacity for a period of thirty consecutive days or (ii) three or more Department Heads are no longer employed by Intrepid Holdings or cease to function in their respective capacities. In addition, the credit agreement includes a cross default that is triggered by a default under any other pre-delivery financing agreements for Airbus aircraft entered into by the Intrepid Holdings, Intrepid Aviation Management Ireland Limited, Intrepid Aviation Group, LLC or any of their respective affiliates and BNP Paribas S.A. or any of its affiliates.

Recourse to the borrower is limited to the assets of the borrower, subject to certain exceptions. The facility is full recourse to Intrepid Holdings.

Cathay MSN 1432 Facility

On June 4, 2013, Intrepid Aviation Luxembourg Borrower 1 S.À.R.L., an indirect wholly owned subsidiary of Intrepid Holdings, as borrower, A330 MSN 1432 Limited, an indirect wholly owned subsidiary of Intrepid Holdings, as lessor, and Intrepid Holdings, as guarantor for the balloon amounts described below, entered into a secured, two-tranche credit agreement with Cathay United Bank, Singapore Branch, as original lender, agent and security trustee, for a $90.0 million loan to finance the purchase of one Airbus A330-300 aircraft on lease to Sichuan Airlines. A330 MSN 1432 Limited, the lessor, is a guarantor of the facility and Intrepid Holdings is guarantor for the balloon payments. Tranche A is in the principal amount of approximately $78.8 million with principal and interest payable quarterly at an annual rate of 3.65% plus 3-month LIBOR, synthetically fixed using an interest rate swap, for a period of 120 months ending with an approximately $15.9 million balloon payment. Tranche B is in the principal amount of approximately $11.3 million with interest and principal payable quarterly at an annual rate of 5.25% plus 3-month LIBOR, synthetically fixed using an interest rate swap, for a period of 120 months ending with an approximately $2.5 million balloon payment. The facility will mature on the tenth anniversary of the delivery date of the aircraft. As of June 30, 2014, there was $86.0 million outstanding under the agreement.

The loan is secured by the relevant aircraft, the related lease and beneficial interests in the borrower and the lessor and their assets. The credit agreement contains customary covenants and events of default, including covenants that, among other things, limit the ability of the borrower and the lessor to incur additional indebtedness and create liens, and require the borrower and the lessor to remain 100% controlled or owned by Intrepid Holdings.

The loan is full recourse to the borrower and the lessor. Recourse to Intrepid Holdings is limited to its guarantee of the balloon payments in an aggregate amount equal to $18.4 million.

DVB PDP Facility

On July 25, 2013, A330 PDP-4 Limited, an indirect wholly owned subsidiary of Intrepid Holdings, as borrower, entered into a pre-delivery payment secured debt facility with DVB Bank SE, as lender, facility agent and security trustee, associated with the delivery of three aircraft under the Airbus forward order. The facility is guaranteed by Intrepid Holdings. The loan is secured by the assigned purchase agreement with Airbus covering the relevant aircraft and the related leases for such aircraft. The principal amount of the facility is approximately $54.7 million, with monthly interest payable at an annual rate of 3.00% plus 1-month LIBOR. Payments with respect to borrowing for a particular aircraft under the Airbus forward order mature at the date of delivery of such aircraft. The facility will mature on the date the third aircraft is delivered in November 2014. As of June 30, 2014, there was $54.7 million outstanding under the agreement.

The credit agreement contains customary covenants and events of default, including covenants that limit the ability of the borrower to incur additional indebtedness and create liens and covenants that limit the ability of the borrower to pay dividends or make distributions or intercompany loans except as permitted under certain circumstances. The credit agreement also requires the borrower to comply with the terms of the Airbus forward order, and not to extend the delivery date of any aircraft, subject to certain exceptions. In addition, the credit agreement requires the borrower to post additional collateral or pay amounts to Airbus if the final price for any aircraft exceeds the projected price of the relevant aircraft.

Recourse to the borrower is limited to the assets of the borrower, subject to certain exceptions. The facility is full recourse to Intrepid Holdings. Intrepid Holdings is also required pursuant to its guarantee agreement to maintain a tangible net worth of at least $315.0 million and either (i) at least $10.0 million of unrestricted cash or at least $75.0 million of committed but undrawn equity available pursuant to the LLC Agreement.

DVB MSN 41520 Facility

On August 12, 2013, Aircraft MSN 41520 Limited, an indirect consolidated subsidiary of Intrepid Holdings, as borrower, Intrepid Aviation Management Ireland Limited, an indirect consolidated subsidiary of Intrepid Holdings, as servicer, Intrepid Aviation Asia Pte. Ltd., an indirect consolidated subsidiary of Intrepid Holdings, as Singapore servicer, and Intrepid Holdings, as parent guarantor, entered into a secured credit agreement with DVB Bank SE, as senior lender and facility agent, and Wells Fargo Bank Northwest, National Association, as security trustee, for a $123.0 million loan (including an $18.0 million balloon payment) to provide acquisition financing for the purchase of one Boeing 777-300ER aircraft on lease to Thai Airways. Principal and interest are payable quarterly. The interest rate is floating and is calculated as the sum of (i) a scheduled margin which decreases each quarter from 2.9508% for the quarter ending November 14, 2013 to 2.7009% at maturity and (ii) 3-month Libor. The facility matures on August 2, 2024. As of June 30, 2014, there was $116.4 million outstanding under the agreement. Intrepid Holdings is a guarantor of the facility.

The loan is secured by the relevant aircraft, the related lease and beneficial interest in the borrower and its assets. The LTV ratio of the facility is tested on a semi-annual basis and should not exceed specified LTV thresholds defined in the credit agreement, which begin at 113% for the test on August 14, 2013 and reduce incrementally to 70% for the final test on August 2, 2024. Should the LTV of the facility exceed the LTV threshold, rent payments under the related lease for the next four payment periods will be retained in a collections account. Such payments will not be released by the security trustee until the LTV ratio of the facility is equal to or less than the LTV threshold then in effect. In the event that the LTV threshold is exceeded 12 months following the date the LTV threshold was initially exceeded, the borrower will be required to prepay the loan in part so that the LTV ratio of the facility is equal to or less then the LTV threshold then in effect.

The credit agreement contains customary covenants and events of default, including covenants that, among other things, limit the ability of the borrower to incur additional indebtedness and create liens, be a party to any merger or corporate consolidation and pay dividends or make intercompany loans except as permitted under certain circumstances. The credit agreement also contains covenants that require the borrower to comply with the terms of the purchase agreement for the relevant Boeing 777-300ER aircraft. In addition, the credit agreement includes a cross default that is triggered by an event of default under the credit facility described under “—DVB PDP Facility.”

Recourse to the borrower is limited, subject to certain exceptions, to its aggregate assets. Recourse to Intrepid Holdings is limited to a strip guarantee of $35.0 million at inception. The guarantee reduces by $1.0 million per year, ultimately reduced to a guarantee of $25.0 million at maturity. LTV deficiencies that require prepayments, and certain fee, expense and other obligations of the borrower, are full recourse to Intrepid Holdings. Intrepid Holdings is also required pursuant to its guarantee agreement to maintain a tangible net worth of at least $315.0 million.

FirstRand Bank MSN 1451 Facility

On September 18, 2013, A330 MSN 1451 Limited, an indirect wholly owned subsidiary of Intrepid Holdings, as borrower, entered into a secured credit agreement with FirstRand Bank Limited (London Branch), as original lender, arranger, agent and security trustee, for an $83.3 million loan to provide acquisition financing for one Airbus A330-200 aircraft on lease to Air Namibia. Intrepid Holdings is a guarantor of the facility. The facility has three tranches: (i) Tranche A is in the principal amount of $53.3 million and is subject to an annual fixed interest rate of 5.88% and matures on August 29, 2025; (ii) Tranche B is in the principal amount of $20.0 million and is subject to an annual fixed interest rate of 5.88% and matures on August 29, 2025; and (iii) Tranche C is in the principal amount of $10.0 million and is subject to an annual fixed interest rate of 11.12% and matures on September 25, 2025. Principal and interest on Tranches A and B and interest on Tranche C are payable monthly for a period of 144 months unless the facility is prepaid or terminated in accordance with its terms. As of June 30, 2014, there was an aggregate $80.1 million outstanding under the agreement.

The loan is secured by the relevant aircraft, the related lease, a government guarantee from the Republic of Namibia and beneficial interest in the borrower and its assets. The credit agreement contains customary covenants and events of default, including covenants that limit the ability of the borrower to incur additional indebtedness and create liens, consolidate, merge, restructure or dispose of all or substantially all of its assets, acquire additional assets and pay dividends or make loans except as permitted under certain circumstances. The credit agreement also contains covenants that require the borrower to comply with the terms of the lease agreement for the Airbus A330-200 aircraft.

Recourse to the borrower is limited to the assets of the borrower, subject to certain exceptions. Recourse to Intrepid Holdings is limited to $2.5 million.

Panamera Portfolio (MSNs 1346, 37709, 42101, 5808)

On September 24, 2013, Panamera Aviation Leasing Limited, an indirect consolidated subsidiary of Intrepid Holdings, as borrower, Intrepid Aviation Management Ireland Limited, an indirect consolidated subsidiary of Intrepid Holdings, as servicer, and Intrepid Holdings, as parent guarantor, entered into a secured credit agreement with DVB Bank SE, as a senior lender and facility agent, BNP Paribas S.A., as a senior lender, Credit Agricole Corporate & Investment Bank, as a senior lender, Deutsche Bank AG, New York Branch, as a senior lender, Investec Bank PLC, as junior lender, and Wells Fargo Bank Northwest, National Association, as security trustee, for a $356.0 million loan to provide acquisition financing for the purchase of two Boeing 777-300ER aircraft, which are on lease to Philippine Airlines and Ethiopian Airlines, one Airbus A330-300 aircraft on lease to China Airlines and one Airbus A321-200 aircraft on lease to EVA Airways. Intrepid Holdings is a guarantor of the facility.

The senior loan is in the principal amount of $315.0 million with a separate schedule and rate for each of the four aircraft as follows: (i) Loan 1A is in the amount of $70.0 million at an annual rate of 2.75% plus 3-month LIBOR and includes an approximately $35.4 million balloon; (ii) Loan 2A is in the amount of $95.0 million at an annual rate of 2.75% plus 3-month LIBOR and includes an approximately $26.2 million balloon; (iii) Loan 3A is in the amount of $115.0 million at an annual rate of 2.75% plus 3-month LIBOR and includes an approximately $51.3 million balloon; and (iv) Loan 4A is in the amount of $35.0 million at an annual rate of 2.75% plus 3-month LIBOR and includes an approximately $19.1 million balloon. During the second quarter, a portion of the senior loans totalling $35.0 million was assigned to another third-party lender with separate schedules and fixed rates ranging from 4.85% to 5.03%. The junior loan is in the principal amount of $41.0 million with a separate schedule for each of the four aircraft as follows: (i) Loan 1B is in the amount of approximately $13.4 million at an annual fixed rate of 9.28% and includes an approximately $5.4 million balloon; (ii) Loan 2B is in the amount of approximately $12.1 million at an annual fixed rate of 9.23% and includes an approximately $4.0 million balloon; (iii) Loan 3B is in the amount of approximately $10.1 million at an annual fixed rate of 9.47% and includes an approximately $7.8 million balloon; and (iv) Loan 4B is in the amount of approximately $5.4 million at an annual fixed rate of 9.26% and includes an approximately $2.9 million balloon. Each of the senior loan and the junior loan has a maturity of 96 months with interest and principal payable quarterly. The senior loan floating interest rates are synthetically fixed using interest rate swaps. As of June 30, 2014, there was $339.2 million outstanding under the agreement.

The loan is secured by the relevant aircraft, the related leases and beneficial interest in the borrower and its assets. The LTV ratio of the cumulative outstanding senior loans is tested on an semi-annual basis and should not exceed specified LTV thresholds, which start at 95% for the test on March 23, 2014 and decrease incrementally to 75% for each of the tests from September 23, 2020 through to maturity. Should the LTV of the cumulative outstanding senior loans exceed the LTV threshold on the corresponding test date, rent payments under the related lease for the next four payment periods will be retained in a collections account. Such payments will not be released by the security trustee until the LTV ratio of the cumulative outstanding senior loans is equal to or less than the LTV threshold then in effect. Should the LTV threshold be exceeded on the testing date 12 months following the date the LTV threshold was initially exceeded, then the borrower shall be required to prepay the loan in part so that the LTV ratio of the cumulative outstanding senior loans is equal to or less then the LTV threshold then in effect.

The credit agreement contains customary covenants and events of default, including covenants that limit the ability of the borrower to incur additional indebtedness and create liens, amend its constitutional documents, consolidate, merge, restructure or dispose of all or substantially all of its assets and pay dividends or make intercompany loans except as permitted under certain circumstances.

Recourse to the borrower is limited to the assets of the borrower, subject to certain exceptions. Recourse to Intrepid Holdings under the senior loan is limited to a strip guarantee of $40.0 million; the junior loan is full recourse to Intrepid Holdings for the life of the loan. LTV deficiencies that require prepayments, and certain fees, expenses and other obligations of the borrower, are full recourse to Intrepid Holdings. Intrepid Holdings is also required pursuant to its guarantee agreement to maintain a tangible net worth of at least $315.0 million and a debt-to-equity leverage ratio of at least 6.0:1.0.

KfW MSN 1466 Namibia Facility

On November 14, 2013, A330 MSN 1466 Limited, an indirect wholly owned subsidiary of Intrepid Holdings, as borrower, entered into a secured credit agreement with KfW IPEX-Bank GmbH, as senior lender, senior arranger, senior agent and security trustee, Investec Asset Management (PTY) Limited, as junior agent, and Investec Assurance Limited and Government Institutions Pension Fund, as junior lenders, for an $83.0 million loan to finance the purchase of one Airbus A330-200 aircraft on lease to Air Namibia. The facility is guaranteed by Intrepid Holdings. The senior loan is in the principal amount of $63.0 million and has interest and principal payable quarterly at an annual rate of 5.96% for a period of 144 months. The junior loan is in the principal amount of $20.0 million and has interest payable quarterly at an annual fixed rate of 7.80% for a period of 96 months. As of June 30, 2014, there was $80.2 million outstanding under the agreement.

The loan is secured by the aircraft, the lease and beneficial interest in the borrower and its assets. The credit agreement contains customary covenants and events of default, including covenants that limit the ability of the borrower to create liens, consolidate, merge or dispose of all or substantially all of its assets, engage in any business other than leasing the aircraft to Air Namibia and pay dividends or make distributions except as permitted under certain circumstances.

Recourse to the borrower is, subject to certain exceptions, limited to any monies paid to the borrower under the relevant lease agreement and the collateral posted under the security agreement. Recourse to Intrepid Holdings under the senior loan is limited to breaches of certain obligations of the borrower and certain indemnities, fees and expenses under the credit agreement. However, the junior loan is full recourse to Intrepid Holdings for the life of the loan. Intrepid Holdings is also required pursuant to its guarantee agreement to maintain a tangible net worth of at least $330.0 million and a freely available cash of at least $1.0 million.

DVB MSN 1518 Facility

On December 4, 2013, Panamera Aviation Leasing II Limited, an indirect consolidated subsidiary of Intrepid Holdings, as borrower, Intrepid Aviation Management Ireland Limited, an indirect consolidated subsidiary of Intrepid Holdings, as servicer, and Intrepid Holdings, as guarantor, entered into a secured credit agreement with DVB Bank SE, as tranche A-1 senior lender and facility agent, Credit Industriel et Commercial, Singapore Branch, as tranche A-2 senior lender, and Wells Fargo Bank Northwest National Association, as security trustee, for a $77.5 million loan comprised of A-1 and

A-2 tranches, to provide acquisition financing for the purchase of one Airbus A330-300 aircraft, which is on lease to Asiana Airlines. Intrepid Holdings is a guarantor of the facility. As of June 30, 2014, there was $76.8 million outstanding under this agreement.

The tranche A-1 senior loan is in the principal amount of $52.5 million and includes an approximately $20.0 million balloon. The tranche A-2 senior loan is in principal amount of $25.0 million. Principal and interest, at an annual rate of 3.35% plus 1-month LIBOR per annum, are payable monthly for a period of 120 months.

The loan is secured by the relevant aircraft, the related lease and beneficial interest in the borrower and its assets. The LTV ratio of the cumulative outstanding senior loans is tested on an semi-annual basis and should not exceed specified LTV thresholds, which start at 80% for the test on April 17, 2019 and 75% for each of the tests from April 17, 2021 through to maturity. Should the LTV of the cumulative outstanding senior loans exceed the LTV threshold on the corresponding test date, rent payments under the related lease for the next four payment periods will be retained in a collections account. Such payments will not be released by the security trustee until the LTV ratio of the cumulative outstanding senior loans is equal to or less than the LTV threshold then in effect. Should the LTV threshold be exceeded on the testing date 12 months following the date the LTV threshold was initially exceeded, then the borrower will be required to prepay the loan in part so that the LTV ratio of the cumulative outstanding senior loans is equal to or less then the LTV threshold then in effect.

The credit agreement contains customary covenants and events of default, including covenants that limit the ability of the borrower to incur additional indebtedness and create liens, amend its constitutional documents, consolidate, merge, restructure or dispose of all or substantially all of its assets and pay dividends or make intercompany loans except as permitted under certain circumstances. In addition, the credit agreement includes a cross default that is triggered by an event of default under the credit facilities described under “—DVB PDP Facility” and “—DVB MSN 1528 Facility” herein.

Recourse to the borrower is limited to the assets of the borrower, subject to certain exceptions. Recourse to Intrepid Holdings under the senior loans is limited to a guarantee of $15.0 million. LTV deficiencies that require prepayments, and certain fees, expenses and other obligations of the borrower, are full recourse to Intrepid Holdings. Intrepid Holdings is also required pursuant to its guarantee agreement to maintain a tangible net worth of at least $315.0 million.

DVB MSN 1528 Facility

On December 4, 2013, Panamera Aviation Leasing III Limited, an indirect consolidated subsidiary of Intrepid Holdings, as borrower, Intrepid Aviation Management Ireland Limited, an indirect consolidated subsidiary of Intrepid Holdings, as servicer, and Intrepid Holdings, as parent guarantor, entered into a secured credit agreement with DVB Bank SE, as a senior lender and facility agent, and Wells Fargo Bank Northwest, National Association, as security trustee, for a $75.0 million loan to provide acquisition financing for the purchase of one Airbus A330-300 aircraft, which is on lease to Sichuan Airlines. Intrepid Holdings is a guarantor of the facility. As of June 30, 2014, there was $74.7 million outstanding under this agreement.

Principal and interest, at an annual fixed rate of 5.60% per annum, are payable monthly for a period of 120 months, with an approximately $20.0 million balloon.

The loan is secured by the relevant aircraft, the related lease and beneficial interest in the borrower and its assets. The LTV ratio of the cumulative outstanding senior loans is tested on an semi-annual basis and should not exceed specified LTV thresholds, which start at 80% for the test on May 23, 2019 and 75% for each of the tests from May 23, 2021 through to maturity. Should the LTV of the cumulative outstanding senior loans exceed the LTV threshold on the corresponding test date, rent payments under the related lease for the next four payment periods will be retained in a collections account. Such payments will not be released by the security trustee until the LTV ratio of the cumulative outstanding senior loans is equal to or less than the LTV threshold then in effect. Should the LTV threshold be exceeded on the testing date 12 months following the date the LTV threshold was initially exceeded, then the borrower will be required to prepay the loan in part so that the LTV ratio of the cumulative outstanding senior loans is equal to or less then the LTV threshold then in effect.

The credit agreement contains customary covenants and events of default, including covenants that limit the ability of the borrower to incur additional indebtedness and create liens, amend its constitutional documents, consolidate, merge, restructure or dispose of all or substantially all of its assets and pay dividends or make intercompany loans except as permitted under certain circumstances. In addition, the credit agreement includes a cross default that is triggered by an event of default under the credit facilities described under “—DVB PDP Facility” and “—DVB MSN 1518 Facility” herein.

Recourse to the borrower is limited to the assets of the borrower, subject to certain exceptions. Recourse to Intrepid Holdings under the senior loans is limited to a guarantee of $15.0 million. LTV deficiencies that require prepayments, and certain fees, expenses and other obligations of the borrower, are full recourse to Intrepid Holdings. Intrepid Holdings is also required pursuant to its guarantee agreement to maintain a tangible net worth of at least $315.0 million.

PK AirFinance MSN 1483 Facility

On February 24, 2014, A330 MSN 1483 Limited, an indirect wholly owned subsidiary of Intrepid Holdings, as borrower, entered into a secured credit agreement with PK AirFinance S.a r.l., as lender, administrative agent and collateral agent for a $90.0 million loan to finance the purchase of one Airbus A330-300 aircraft on lease to Skymark Airlines. The facility is guaranteed by Intrepid Holdings. Interest is payable at an annual rate of 6.1450% for a period of 120 months ending with a balloon payment of $16.0 million. As of June 30, 2014, there was $88.8 million outstanding under the agreement.

The loan is secured by the aircraft, the lease and beneficial interest in the borrower and its assets. The credit agreement contains customary covenants and events of default, including covenants that limit the ability of the borrower to create liens and consolidate, merge or dispose of all or substantially all of its assets.

Recourse to the borrower is, subject to certain exceptions, limited to any monies paid to the borrower under the relevant lease agreement and the collateral posted under the security agreement. Recourse to Intrepid Holdings is limited to certain obligations with respect to a remarketing period when the aircraft is off lease and breaches of certain obligations of the borrower under the credit agreement.

Cathay MSN 1491 Facility

On February 24, 2014, Intrepid Aviation Luxembourg Borrower II S.À.R.L., an indirect wholly owned subsidiary of Intrepid Holdings, as borrower, A330 MSN 1491 Norway AS, as lessor, A330 MSN 1491 Limited, an indirect wholly owned subsidiary of Intrepid Holdings, as head lessor, and Intrepid Holdings, as guarantor for the balloon amounts described below, entered into a secured, two-tranche credit agreement with Cathay United Bank, Singapore Branch, as original lender, agent and security trustee, for a $90.0 million loan to finance the purchase of one Airbus A330-300 aircraft on lease to Skymark Airlines Inc. A330 MSN 1491 Limited, the lessor, is a guarantor of the facility and Intrepid Holdings is guarantor for the balloon payments. Tranche A is in the principal amount of $79.8 million with principal and interest payable quarterly at an annual rate of 3.00% plus 3-month LIBOR for a period of 96 months ending with a $33.0 million balloon payment. Tranche B is in the principal amount of $10.2 million with interest and principal payable quarterly at an annual rate of 4.75% plus 3-month LIBOR for a period of 84 months. As of June 30, 2014, there was $88.5 million outstanding under the agreement.

The loan is secured by the relevant aircraft, the related lease and beneficial interests in the borrower and the lessor and their assets. The credit agreement contains customary covenants and events of default, including covenants that, among other things, limit the ability of the borrower and the lessor to incur additional indebtedness and create liens, and require the borrower, the lessor and the head lessor to remain 100% controlled or owned by Intrepid Holdings.

The loan is full recourse to the borrower and the lessor. Recourse to Intrepid Holdings is limited to its guarantee of the balloon payments in an aggregate amount equal to $33.0 million.

Apple Bank MSN 35942 Facility

On April 24, 2014, Macan Aviation 1 Limited, an indirect consolidated subsidiary of Intrepid Holdings, as borrower, entered into a guaranteed loan agreement with Apple Bank for Savings, as initial guaranteed lender and guaranteed loan agent, and Wells Fargo Bank Northwest, National Association, as security trustee, and Export-Import Bank of the United States for a $92.5 million loan to provide financing to acquire one Boeing 787-8 Dreamliner aircraft on lease to LOT Polish Airlines. The principal and interest are payable quarterly at an annual fixed rate of 2.80% for a period of 48 quarters. As of June 30, 2014, there was $92.5 million outstanding under this agreement.

The principal amount of the loan and certain interest thereon is guaranteed by the Export-Import Bank of the United States. The loan agreement is also guaranteed by Intrepid Holdings, Intrepid Aviation Management Ireland Limited, Intrepid Aviation, Inc. and Intrepid Aviation Management, LLC (the “Intrepid Guarantors”). The loan is secured by the aircraft, the lease and beneficial interests in the borrower and Aircraft MSN 35942, an indirect wholly owned subsidiary of Intrepid Holdings, and their respective assets. The related participation agreement contains customary covenants and the loan agreement contains events of default. Covenants of the borrower and Aircraft MSN 35942 include those that limit the ability of the borrower and Aircraft MSN 35942 to incur additional indebtedness and create liens, consolidate, merge or dispose of all or substantially all of its assets, engage in any business other than leasing the aircraft to LOT Polish Airlines and pay dividends. Covenants of the Intrepid Guarantors under the guarantee agreement include those that limit the ability of the Intrepid Guarantors to consolidate, merge or dispose of all or substantially all of their respective assets, and require the Intrepid Guarantors other than Intrepid Holdings to remain 100% owned or controlled by Intrepid Holdings.

Recourse to the borrower is limited to the collateral under the loan agreement. The facility is full recourse to the Intrepid Guarantors. The Intrepid Guarantors are also required to (i) maintain a tangible net worth of at least $350 million up to and including December 31, 2014, $385 million up to and including December 31, 2015 and $400 million thereafter and (ii) maintain a debt-to-tangible-net worth leverage ratio of at least 5.0:1.0.

Deutsche Bank MSN 1542 Facility

On July 28, 2014, A330 MSN 1542 Limited, an indirect consolidated subsidiary of the Issuer, as borrower, A330 MSN 1542 Norway AS, an indirect consolidated subsidiary of Intrepid Holdings, as lessor, entered into a secured credit agreement with Deutsche Bank AG, New York Branch, as a senior lender,

Deutsche Bank AG, New York Branch, as a hedge counterparty, Bank of Utah as facility agent and security trustee, for an $80.0 million loan to provide acquisition financing for the purchase of one A330-300 on lease to Skymark Airlines. Intrepid Holdings is a guarantor of the facility. As of June 30, 2014, there were no amounts outstanding under this agreement.

The senior loan is in the principal amount of $80.0 million and includes an $18.0 million balloon. Principal and interest, at an annual rate of 2.87% plus 1-month LIBOR per annum synthetically fixed using an interest rate swap, are payable monthly for a period of 120 months.

The loan is secured by the aircraft, the lease and beneficial interest in the borrower and its assets. The credit agreement contains customary covenants and events of default, including covenants that limit the ability of the borrower to incur additional indebtedness and create liens, consolidate, merge or dispose of all or substantially all of its assets, engage in any business other than leasing the aircraft and pay dividends other than certain specified dividend payments to the entity providing subordinated equity funding.

Recourse to the borrower is limited to the assets of the borrower, subject to certain exceptions. Recourse to the Issuer under the senior loan is limited to its guarantee up to a maximum amount of $18.0 million. Certain obligations of the borrower to pay storage, maintenance, insurance and associated matters during any periods when the aircraft is off lease, and certain fees, taxes and other obligations are full recourse to the Issuer. The Issuer is also required to maintain a tangible net worth of at least $350.0 million and a debt-to-tangible net worth leverage ratio of at least 6.0:1.0.

DVB MSN 35542 Facility

On August 8, 2014, Panamera Aviation Leasing IV Limited, an indirect consolidated subsidiary of Intrepid Holdings, as borrower, Intrepid Aviation Management Ireland Limited, an indirect consolidated subsidiary of Intrepid Holdings, as servicer, and Intrepid Holdings, as parent guarantor, entered into a secured credit agreement with DVB Bank SE, as tranche A-1 senior lender, tranche A-2 senior lender and facility agent, and Wells Fargo Bank Northwest, National Association, as security trustee, for a $81.4 million loan comprised of A-1 and A-2 tranches, to provide acquisition financing for the purchase of one Boeing 777-300ER aircraft, which is on lease to Air France. Intrepid Holdings is a guarantor of the facility. As of June 30, 2014, there were no amounts outstanding under this agreement.

The tranche A-1 senior loan is in the principal amount of $56.4 million. Principal and interest, at an annual fixed rate of 4.22% per annum, are payable quarterly for a period of 92 months, with a balloon payment of approximately $15.0 million. The tranche A-2 senior loan is in principal amount of $25.0 million. Principal and interest, at a floating rate calculated as 2.15% plus 3-month LIBOR, are payable quarterly for a period of 92 months.

The loan is secured by the aircraft, the lease and beneficial interest in the borrower and its assets. The credit agreement contains customary covenants and events of default, including covenants that limit the ability of the borrower to incur additional indebtedness and create liens, amend its constitutional documents, consolidate, merge, restructure or dispose of all or substantially all of its assets and pay dividends or make intercompany loans except as permitted under certain circumstances. In addition, the credit agreement includes a cross default that is triggered by a default under other financing agreements entered into by Intrepid and DVB Bank SE.

Recourse to the borrower is limited to the assets of the borrower, subject to certain exceptions. Recourse to Intrepid Holdings under the senior loans is limited to a guarantee of $15.0 million. Certain fees, expenses and other obligations of the borrower are full recourse to Intrepid Holdings. Intrepid Holdings is also required pursuant to its guarantee agreement to maintain a tangible net worth of at least $330.0 million.

KfW MSN 1552 Facility

On August 25, 2014, A330 MSN 1552 Limited, an indirect wholly owned subsidiary of Intrepid Holdings, as borrower, entered into a secured credit agreement with KfW IPEX-Bank GmbH, as lender, arranger, agent and security trustee, for a $77.0 million loan to finance the purchase of one Airbus A330-300 aircraft on lease to Cebu Pacific Air. The loan matures on August 29, 2022. Principal and interest is payable quarterly at an annual fixed rate of 4.73%. As of June 30, 2014, there were no amounts outstanding under this agreement. The facility is guaranteed by Intrepid Holdings.

The loan is secured by the aircraft, the lease and beneficial interest in the borrower and its assets. The credit agreement contains customary covenants and events of default, including covenants that limit the ability of the borrower to incur additional indebtedness and create liens, consolidate, merge or dispose of all or substantially all of its assets, engage in any business other than leasing the aircraft and pay dividends except as permitted under certain circumstances. The credit agreement also contains covenants that require the borrower to take certain specified actions to enforce the terms of the relevant lease agreement.

Recourse to the borrower is limited to any monies paid to the borrower under the relevant lease agreement and the collateral under the related security agreement, subject to certain exceptions. Recourse to Intrepid Holdings is limited to breaches of certain obligations of the borrower and certain indemnities, fees and expenses under the credit agreement.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common shares. We cannot predict the effect, if any, future sales of common shares, or the availability for future sale of our common shares, will have on the market price of our common shares prevailing from time to time. Future sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our common shares. See “Risk Factors—Risks Related to Our Common Shares and this Offering—You may be diluted by the future issuance of additional common shares in connection with our incentive plans, acquisitions or otherwise” and “—A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common shares to drop significantly, even if our business is doing well.”

Upon the closing of this offering, we will have outstanding an aggregate of             common shares (or             shares if the underwriters exercise in full their option to purchase additional shares), assuming all of the outstanding investor interests of Intrepid Aviation Group Holdings LLC are exchanged for             common shares. Of these common shares, all of the             common shares sold in this offering (            shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except for any common shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining             common shares will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that all of these common shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately             common shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

Lock-Up Agreements

We and each of our officers, directors and holders of all of our common shares, have agreed with the underwriters during the period beginning on the date of this prospectus and continuing through the date 180 days after the date of this prospectus (the “lock-up period”), subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any common shares of the company, or any options or warrants to purchase common shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares, except with the prior written consent of the representatives on behalf of the underwriters. In addition, we have agreed that we will not (i) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common shares or any such other securities, or (ii) file with the SEC a registration statement under the Securities Act relating to any securities of the company that are substantially similar to the common shares.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned common shares for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of common shares within any three-month period that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately common shares immediately after this offering; or

•	the average weekly trading volume in our common shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of common shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and the New York Stock Exchange concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned common shares for at least six months but less than a year, is entitled to sell such common shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of ours can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of ours can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all common shares subject to outstanding stock options and common shares issued or issuable under our 2014 Incentive Award Plan. We expect to file the registration statement covering shares offered pursuant to our 2014 Incentive Award Plan shortly after the date of this prospectus, permitting the resale of such common shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of             common shares, which includes              of the common shares issuable upon the exchange of our investor interests in connection with the Reorganization Transactions upon the closing of this offering, or their transferees will be entitled to various rights with respect to the registration of these common shares under the Securities Act. Registration of these common shares under the Securities Act would result in these common shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for common shares purchased by affiliates. Common shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreements.

BERMUDA TAX CONSIDERATIONS

Taxation of the Company

Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. The Company has received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax will not be applicable to the Company or to any of their operations or their shares, debentures or other obligations, until March 31, 2035. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to the Company. The Company pays annual Bermuda government fees which fees are calculated on a sliding scale based on the assessable capital of the company. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

Taxation of Shareholders

Currently, there is no Bermuda income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by holders of our shares, other than shareholders ordinarily resident in Bermuda, if any.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences generally applicable to U.S. Holders (defined below) (and solely to the extent described below under “FATCA”, to non-U.S. persons) of shares acquired pursuant to this offering. This summary applies only to U.S. Holders that acquire shares in the offering, hold the shares as capital assets within the meaning of Section 1221 of the Code, and have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable Treasury Regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the IRS regarding the tax consequences of the acquisition, ownership or disposition of the shares, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	individual retirement accounts and other tax-deferred accounts;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	persons holding a share as part of a straddle, hedging, conversion or other integrated transaction;

•	persons that actually or constructively own 10% or more of the total voting power or value of all of the Company’s outstanding stock;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired the shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding shares through partnerships or other pass-through entities.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of the Company

Section 7874 of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a partnership organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if partners of the acquired partnership, by reason of owning interests in the acquired partnership, own at least 80% of (either the voting power or the value of) the stock of the acquiring corporation after the acquisition. If Section 7874 were to apply to the Company as a result of the Reorganization Transactions, then, among other things, the Company, as the acquiring corporation, would be subject to U.S. federal income tax on its worldwide taxable income as if we were a domestic corporation. In light of the fact that over 40% of the interests in Intrepid Holdings have been held by Centerbridge through a Luxembourg corporation from the time Centerbridge first invested in Intrepid Holdings and will remain held by such corporation (as our subsidiary), we believe that the applicable 80% ownership threshold will not be met. Accordingly, the Company further believes, and intends to take the position that, it will not be subject to Section 7874 of the Code as a result of the Reorganization Transactions and, therefore, will not be treated as a domestic corporation for U.S. federal income tax purposes. The following discussion assumes such treatment is correct. However, there can be no assurance that the IRS will agree with this conclusion, and the Company has not sought a ruling from the IRS on this issue. Furthermore, there have been proposals to expand the scope of U.S. corporate tax residence and there could be prospective or retroactive changes to Section 7874 that could result in the Company being treated as a domestic corporation.

Under applicable income tax treaties and Section 883 of the Code, a foreign corporation will be subject to U.S. federal income taxation on its U.S.-source international aircraft income unless it meets certain requirements for an exemption. Although the Company does not currently expect to realize a significant amount of U.S.-source international aircraft income, this may change in the future. In such case, if the Company and its subsidiaries do not qualify for any exemptions, 50% of the gross international aircraft income attributable to transportation beginning or ending, but not both beginning and ending, in the United States would be subject to a 4% tax without allowance for deductions.

U.S. Holders

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if a person is a beneficial owner of shares and, for U.S. federal income tax purposes, is

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any state thereof or the District of Colombia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a U.S. Holder is a partner in an entity taxable as a partnership that holds shares, the tax treatment of such holder generally will depend on such holder’s status and the activities of the partnership. Partners of a partnership considering an investment in shares should consult their tax advisers regarding the U.S. federal income tax consequences of acquiring, owning and disposing of the shares.

Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of distributions made by the Company with respect to the shares generally will be includable in the U.S. Holder’s gross income as foreign-source dividend income to the extent that such distributions are paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated first as a tax-free return of such U.S. Holder’s tax basis in the shares and thereafter as capital gain. However, the Company does not intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should assume that a distribution by the Company with respect to the shares will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) the shares are readily tradable on an established securities market in the United States, (2) the Company is not a PFIC (as discussed below) for either the Company’s taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the shares.

Distributions paid by the Company with respect to the shares will generally constitute foreign-source “passive category income” and, in the case of certain U.S. Holders, “general category income,” and will not be eligible for the dividends-received deduction available to corporate U.S. Holders in respect of dividends received from other U.S. corporations.

Sale or Other Taxable Disposition of Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of shares, a U.S. Holder generally will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and such U.S. Holder’s adjusted tax basis in such shares. A U.S. Holder’s adjusted tax basis in shares generally will be such U.S. Holder’s purchase price for the shares. Any such gain or loss generally will be U.S.-source gain or loss and will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the shares exceeds one year. If the U.S. Holder is a non-corporate U.S. Holder, including an individual U.S. Holder, any capital gain generally will be subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

Based on the Company’s expected operations, composition of assets, market capitalization (which will fluctuate from time to time) and an active leasing exception in the applicable Treasury Regulations, the Company does not expect that it will be classified as a PFIC for the current taxable year or for the foreseeable future. However, the active leasing exception requires, in part, that the Company’s leasing subsidiaries through their own employees located in a foreign country perform substantial activities in connection with their leasing activities. Although there is no definitive guidance addressing the meaning of substantial activities of this sort, the Company believes the term should include activities of the nature and degree conducted by Intrepid Aviation Management Ireland Limited, such as the marketing and lease negotiations, portfolio management, finance, and legal and accounting activities that are performed by its employees located in Ireland. Whether the Company’s leasing subsidiaries will qualify for this exception for any given year, however, is uncertain. In addition, the determination of whether the Company is a PFIC is made annually, after the close of the relevant taxable year. In light of the uncertainty regarding the Company’s expectations and the application of the active leasing exception, it is possible that the Company could be classified as a PFIC in the current year or in any future taxable year.

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as passive income or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, cash is considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it directly or indirectly holds 25% or more (by value) of the stock.

Under the PFIC rules, if the Company was considered a PFIC at any time that a U.S. Holder held shares, the Company would continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) the Company ceased to be a PFIC and (ii) the U.S. Holder had made a ‘‘deemed sale’’ election under the PFIC rules. If the Company is considered a PFIC at any time that a U.S. Holder holds the shares, any gain recognized by the U.S. Holder on a sale or other disposition of the shares, as well as the amount of any “excess distribution” (defined below) received by such U.S. Holder, will be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its shares in a taxable year exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

Certain elections may be available that would result in alternative treatments of the shares if the Company were a PFIC. For example, if we are classified as a PFIC for any taxable year and the shares are treated as “marketable stock,” then a U.S. Holder may make a “mark-to-market” election with respect to the shares. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s shares at the end of the taxable year over such holder’s adjusted tax basis in its shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in its shares over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its shares would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of shares would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the shares would be treated as ordinary loss to the extent that such loss did not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

If the Company is treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of the Company’s subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. If the Company is considered a PFIC, a U.S. Holder will also be subject to information reporting requirements on an annual basis. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the shares.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other disposition of the shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt U.S. Holders who establish their exempt status, if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of shares made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, provides other required certifications and otherwise complies with the applicable requirements of the backup withholding rules or who is otherwise exempt from backup withholding. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Information Reporting by U.S. Holders

A U.S. Holder that acquires equity of a newly created non-U.S. corporation may be required to file IRS Form 926 or a similar form with the IRS if the transfer, when aggregated with all transfers made by such U.S. Holder (or any related person) within the preceding 12-month period, exceeds $100,000. U.S. Holders should consult their tax advisors regarding the applicability of this requirement to their acquisition of the shares.

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to the shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the shares.

FATCA

Provisions under the Code and applicable Treasury Regulations commonly referred to as FATCA generally impose 30% withholding on certain “withholdable payments” and, beginning no earlier than January 1, 2017, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (each as defined in the Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s U.S.-owned accounts. The applicable Treasury Regulations treat an entity as a “financial institution” if it is a holding company formed in connection with or availed of by a private equity fund or other similar investment vehicle established with an investment strategy of investing, reinvesting, or trading in financial assets. The United States has entered into an intergovernmental agreement (an “IGA”) with Bermuda, which modifies the FATCA withholding regime described above, although the IRS and Bermudan tax authorities have not yet provided final guidance regarding compliance with the Bermudan IGA. It is not clear whether the Company would be treated as a financial institution subject to the diligence, reporting and withholding obligations under FATCA or the Bermudan IGA. Furthermore, it is not yet clear how the Bermudan IGA will address foreign passthru payments. Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the Bermudan IGA and any non-U.S. legislation implementing FATCA on their investment in the shares.

The discussion above is a general summary. It does not cover all tax matters that may be important to U.S. Holders. Each prospective purchaser should consult its tax advisor about the tax consequences of an investment in the shares under the investor’s own circumstances.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporation and Deutsche Bank Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Jefferies LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional             shares from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares.

Paid by the company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and each of its officers, directors, and holders of all of our common shares have agreed with the underwriters during the period beginning on the date of this prospectus and continuing through the date 180 days after the date of this prospectus (the “lock-up period”), not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any common shares of the company, or any options or warrants to purchase common shares, or any securities are convertible into or exchangeable for, or that represent the right to receive, common shares, except with the prior written consent of the representatives on behalf of the underwriters. In addition, we have agreed that we will not (i) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common shares or any such other securities, or (ii) file with the SEC a registration statement under the Securities Act relating to any securities of the company that are substantially similar to the common shares.

The restrictions described in the immediately preceding paragraph will not apply to:

•	any common shares to be sold pursuant to employee stock option plans existing on the date of this prospectus;

•	the issuance of shares by us upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus and described herein;

•	transfers by any such officer, director or holder (i) as a bona fide gift or gifts, including as a result of the operation of law or estate or intestate succession, (ii) to any trust, partnership, corporation, limited liability company or other entity for the direct or indirect benefit of such person or their immediate family, (iii) as a distribution to such person’s members, limited partners, stockholders, other equity holders or, in the case of a trust, to trust beneficiaries, (iv) to such person’s affiliates or to any investment fund or other entity controlled or managed by such person or its affiliates, (v) as required pursuant to the Reorganization, or (vi) as required by any order of a court or regulatory agency; provided that, in the case of any transfer pursuant to clauses (i) through (iv) above (other than with respect to one or more transfers to charitable organization donees pursuant to clause (i) above with respect to a maximum of common shares in the aggregate), (A) the transferee agrees to be bound in writing by the restrictions described in the immediately preceding paragraph, (B) such transfers are not required to be reported in any public report or filing with the SEC prior to expiration of the lock-up period, and (C) no public filing or report regarding such transfers is voluntarily made; and provided further that any such transfer shall not involve a disposition for value;

•	any such officer, director or holder may sell common shares purchased on the open market following the date of this prospectus if (i) such sales are not required to be reported in any public report or filing with the SEC prior to expiration of the lock-up period, and (ii) no public filing or report regarding such sales is voluntarily made;

•	(i) the exercise of stock options granted pursuant to our equity incentive plans in respect of which the such officer, director or holder pays the aggregate exercise price to the Company in cash, or (ii) in the case of any such options that have an expiration date occurring during the lock-up period, the cashless exercise of such options and any related transfer of common shares to us that is deemed to occur upon any such cashless exercise of such options; provided that, in the case of any transfer pursuant to clause (ii) above, any public reports or filings related to such transfers required to be filed with the SEC clearly indicate that such transfers are related to a cashless exercise of options; and provided further that the restrictions described in the immediately preceding paragraph will apply to any common shares issued upon any such exercise of stock options;

•	in the case of a holder that is a trust, partnership, corporation, limited liability company or other entity, transfers to any wholly-owned subsidiary of such entity; provided that the transferee execute an agreement stating that it is receiving and holding such capital stock subject to the restrictions described in the immediately preceding paragraph and there shall be no further transfer of such capital stock except in accordance with such restrictions; and provided further that any such transfer shall not involve a disposition for value; and

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act; provided that no transfers occur under such plan during the lock-up period and no public announcement of the establishment or existence thereof and no filing with the SEC or other regulatory authority in respect thereof or transactions thereunder or contemplated thereby shall be required or made prior to the expiration of the lock-up period.

See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply for the listing of our common shares on the New York Stock Exchange under the symbol “INTR.”

In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters do not currently intend to sell shares to accounts over which they exercise discretionary authority. In the event that sales to discretionary accounts are made, however, such sales will not, individually or in the aggregate, exceed five percent of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. of up to $        .

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe for any common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (b) to “professional investors” within the meaning of the Securities and Futures

Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (b) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Bermuda

Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 of Bermuda which regulates the sale of securities in Bermuda and it is not intended for any offer or sale of shares to the public to take place in Bermuda.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

An affiliate of Deutsche Bank Securities Inc. is a lender under a secured credit agreement entered into with A330 MSN 1542 Limited, an indirect wholly-owned subsidiary of Intrepid Holdings.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the common shares offered hereby will be passed upon for us by Appleby (Bermuda) Limited. Selected legal matters as to U.S. law in connection with this offering will be passed upon by Latham & Watkins LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2013 and December 31, 2012, and for each of the years then ended have been included herein, and its registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

EXCHANGE CONTROLS

The permission of the Bermuda Monetary Authority is required, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (which includes our common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority has, pursuant to its statement of June 1, 2005, given its general permission under the Exchange Control Act 1972 (and related regulations) for the issue and free transferability of our common shares to and between non-residents of Bermuda for exchange control purposes, provided that the common shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed herein. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

ENFORCEMENT OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS

We are organized pursuant to the laws of Bermuda. In addition, it is anticipated that some or all of our directors and officers will reside outside the United States, and all or a substantial portion of our assets and their assets are or may be located in jurisdictions outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon those persons or us or to recover against them or us on judgments of United States courts, including judgments predicated upon civil liability provisions of the United States federal securities laws.

We have been advised that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. We have been advised that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common shares offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

INTREPID AVIATION GROUP HOLDINGS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers

Intrepid Aviation Group Holdings, LLC

We have audited the accompanying consolidated balance sheets of Intrepid Aviation Group Holdings, LLC and its subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations, members’ equity, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intrepid Aviation Group Holdings, LLC and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Stamford, Connecticut

August 5, 2014

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

	2013	2012
Assets
Current assets:
Cash	$26,608	$7,143
Accounts receivable	2,044	1,355
Other	680	203

Total current assets	29,332	8,701
Property and equipment, net (note 3)(a)	1,046,220	159,920
Other assets:
Aircraft deposits	382,173	247,936
Restricted cash	38,430	18,736
Deferred financing costs and other assets	26,623	14,291
Prepaid aircraft equipment	19,854	2,481

Total other assets	467,080	283,444

Total assets	$1,542,632	$452,065

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$5,048	745
Accrued expenses and other current liabilities	11,681	647
Unearned rental revenue	4,627	719
Current maturities of long-term debt (note 4)	217,054	49,577
Accrued compensation and related liabilities	3,009	2,600

Total current liabilities	241,419	54,288
Long-term liabilities:
Security deposits	51,004	29,204
Aircraft maintenance reserve	29,257	14,234
Long-term debt (note 4)	772,195	117,913
Other liabilities	2,582	—

Total long-term liabilities	855,038	161,351

Total liabilities(a)	1,096,457	215,639

Commitments and contingencies (note 10) Members’ equity (note 9):
Investor equity	484,610	276,066
Capital loans/receivables	(1,535)	(2)
Accumulated deficit	(36,900)	(39,638)

Total members’ equity	446,175	236,426

Total liabilities and members’ equity	$1,542,632	$452,065

(a)	Our consolidated property and equipment, net at December 31, 2013 include total aircraft of $591.6 million of certain variable interest entities (“VIEs”) that can only be used to settle the liabilities of those VIEs, which primarily include total debt of $461.0 million. See Note 12 for additional information.

See accompanying notes to consolidated financial statements.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2013 and 2012

(Dollars in thousands, except where noted)

	2013		2012
Revenues:
Rental income		$46,017		$20,566

Total revenue		46,017		20,566

Operating expenses:
Selling, general and administrative expenses		16,052		14,002
Depreciation		15,669		6,866
Loss (gain) on disposal of aircraft		—		(289)
Other operating expenses		3,079		301

Total operating expenses		34,800		20,880

Operating income (loss)		11,217		(314)

Other income (expense):
Interest expense (note 5)		(7,296)		—
Gains (losses) on derivative financial instruments		(431)		—
Other income (expense)		(185)		137
Interest income		4		26

Total other income (expense)		(7,908)		163
Income (loss) before taxes		3,309		(151)
Income tax expense (note 8)		571		—

Net income (loss)		$2,738		$(151)

Earnings (loss) per Class (Note 2)
Preferred return to Class A LLC interests		$12,046		$—
Loss attributable to Class B LLC interests		(9,308)		(151)

Unaudited pro forma information (note 16)
Pro forma net loss:
Income (loss) before taxes	$		$
Pro forma income tax expenses

Pro forma net income (loss)	$		$

Unaudited pro forma earnings per share:
Basic	$		$
Diluted	$		$

See accompanying notes to consolidated financial statements.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Equity

Years ended December 31, 2013 and 2012

(Dollars in thousands, except where noted)

	Contributed capital	Accumulated deficit	Capital loans/ receivables	Total
Balance at December 31, 2011	$181,534	$(39,487)	$(186)	$141,861
Capital contributed, net	95,231	—	—	95,231
Net income (loss)	—	(151)	—	(151)
Redemptions of members’ equity	(699)	—	184	(515)

Balance at December 31, 2012	276,066	(39,638)	(2)	236,426
Capital contributed, net	208,632	—	(1,535)	207,097
Net income (loss)	—	2,738	—	2,738
Redemptions of members’ equity	(88)	—	2	(86)

Balance at December 31, 2013	$484,610	$(36,900)	$(1,535)	$446,175

See accompanying notes to consolidated financial statements.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Cash Flow Statements

Years ended December 31, 2013 and 2012

(Dollars in thousands, except where noted)

	2013	2012
Net income (loss)	$2,738	$(151)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	15,669	6,866
Amortization of deferred financing costs	3,605	—
Gain on disposal of aircraft	—	(289)
Net change in unrealized appreciation on interest rate swaps	(1,606)	—
Deferred taxes	571	—
Other	(462)	—
Changes in assets and liabilities:
Accounts receivable	(734)	(875)
Other assets	(4,525)	(29)
Accounts payable, accrued expenses and other	6,561	(290)
Unearned rental revenue	3,908	(2)
Accrued compensation and related liabilities	2,171	810
Other	—	(644)

Net cash provided by operating activities	27,896	5,396

Cash flows from investing activities:
Payment of aircraft deposits	(234,020)	(176,593)
Proceeds from disposal of aircraft	—	13,250
Purchase of aircraft	(761,900)	—
Purchase of buyer furnished equipment	(40,351)	(2,481)
Interest capitalized	(11,459)	(6,016)
Capital expenditures	(271)	(493)

Net cash used in investing activities	(1,048,001)	(172,333)

Cash flows from financing activities:
Capital contributions	207,097	95,231
Distributions to members	(86)	(515)
Proceeds from debt financing	894,841	57,802
Repayments of debt financings	(59,781)	(17,558)
Net funding of restricted cash deposits	(19,694)	(5,768)
Payment of debt issuance costs	(19,629)	(1,321)
Receipt of security deposits	21,800	23,531
Receipt of aircraft maintenance reserve	15,022	4,992

Net cash provided by financing activities	1,039,570	156,394

Net increase (decrease) in cash	19,465	(10,543)
Cash at beginning of year	7,143	17,686

Cash at end of year	$26,608	$7,143

Supplemental disclosure of cash flow information:
Interest payments, inclusive of capitalized interest	$16,850	$6,016
Cash paid for income taxes	27	—

See accompanying notes to consolidated financial statements.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

(1) Organization

Intrepid Aviation Group Holdings, LLC is organized as a Delaware limited liability company. For purposes of financial statement presentation, Intrepid Aviation Group Holdings, LLC and its subsidiaries are herein referred to as “the Company”, “IAGH”, or “we”. The purpose of the Company and its subsidiaries is to acquire, lease, convert, and sell commercial aircraft through wholly owned subsidiaries and our affiliated entities in which we have a controlling financial interest.

We have historically conducted our business through Intrepid Aviation Group, LLC, a private limited liability company, incorporated on August 16, 2006. On November 23, 2011, IAGH was organized to be the holding company parent to, and succeed to the operations of, Intrepid Aviation Group, LLC. The former unit holders of Intrepid Aviation Group, LLC became the unit holders of IAGH and Intrepid Aviation Group, LLC became a wholly-owned subsidiary of IAGH. This transaction was accounted for as a transaction among entities under common control and the assets, liabilities, revenues and expenses of Intrepid Aviation Group, LLC were carried over to and combined with IAGH at historical cost.

On February 19, 2013, we closed on an additional equity raise transaction from our sponsors and management increasing our equity capital commitments. During this transaction, Centerbridge Partners, L.P. and Reservoir Capital Group, L.L.C. (Centerbridge and Reservoir), and members of management entered into the LLC Agreement, which among other things, created one class of investor interests with different liquidation rights. The new interests created were collectively termed as Class A Interests, Class B Interests and Class C Interests (collectively, the Investor Interests) and Class D Interests.

In connection with that transaction, Intrepid Aviation Management, LLC (IAM) and its wholly owned subsidiary Intrepid Aviation Asia (both related parties) were contributed to IAGH. Both entities are now 100% indirectly wholly-owned subsidiaries of IAGH. As both IAM and Intrepid Aviation Asia were wholly owned either directly or indirectly by the Company’s investor, the merger was accounted for as a transfer of net assets between entities under common control. Transfers of net assets or exchanges of shares between entities under common control are accounted for at historical value, and as if the transfer occurred at the beginning of the period. Prior periods have been retrospectively adjusted to furnish comparative information.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP.) The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. While the Company believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. All material intercompany transactions by and among IAGH and its subsidiaries have been eliminated in consolidation.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

(b) Rental Income

The Company leases aircraft to third parties principally under operating leases. Rental income consists primarily of lease rental income derived from leasing commercial wide body passenger aircraft to various commercial airlines around the world. We record lease rental income on a straight-line basis over the life of the lease, as it is earned under the provisions of U.S. GAAP. Monthly lease rentals are typically paid in advance, and a security deposit is typically maintained during the term of the lease. Rentals received, but unearned, under our leases are recorded as unearned rental revenue on the consolidated balance sheets until earned.

(c) Cash and Restricted Cash

The Company considers cash on hand and deposits in banks to be cash. Restricted cash represents security deposits and aircraft maintenance reserves associated with aircraft leases held on deposit with banks in segregated accounts. Changes in restricted cash are reflected within financing activities of our consolidated statements of cash flows.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. The Company evaluates deferred tax assets on an annual basis to determine if valuation allowances are required by considering available evidence. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company recognizes the effect of income tax positions only if sustaining those positions is more likely than not. Changes in recognition or measurement are reflected in the period in which a change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense. At December 31, 2013, we did not have any unrecognized tax benefits. See note 8 for additional information.

(e) Profits Interests

Class D interests are intended to constitute “profits interests” within the meaning of the Internal Revenue Code Revenue Procedures 93-27 and 2001-43. The profits interests are accounted for as liabilities under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718, Compensation-Stock Compensation, because of features that allow the Company to repurchase vested awards after vesting but before the recipient has been exposed to the risks and

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

rewards of ownership if the recipient terminates their relationship with the Company. The Company, as a private company, has elected to account for its liability classified profits interests at their intrinsic value each period. Upon filing a registration statement to become a public company, the profits interests must be measured using the fair value method. A change in the valuation technique is a change in account estimate and shall be applied prospectively. See note 9 for additional information.

(f) Aircraft Deposits and Acquisition Costs

Progress payments (pre-delivery payments) made pursuant to aircraft purchase agreements are capitalized upon payment as aircraft deposits. The Company also capitalizes the costs necessarily incurred to bring acquired aircraft to the condition and location necessary for their intended use, including cost of buyer furnished equipment and interest cost incurred to finance the aircraft purchase. Upon delivery, the aircraft deposits and acquisition costs will be recognized as a component of the historical cost of the aircraft.

(g) Debt Issuance Costs

Direct and incremental costs related to the issuance of debt are capitalized and reported as deferred financing costs. Upfront and commitment fees paid to the lender are shown as a debt discount, thereby reducing the overall debt balance. Both of these costs are amortized over the life of the debt using the effective interest rate method and included in interest expense in the consolidated statements of operations.

(h) Property and Equipment, Net

Property and equipment, representing purchased aircraft, leasehold improvements and other, are stated at original cost less accumulated depreciation and are being depreciated using the straight-line method over their estimated useful lives. Expenditures for major renewals and betterments, including leasehold improvements, that extend the useful life of the assets are capitalized and depreciated over the remaining life of the asset or lease term, if shorter. Maintenance and repair costs incurred by the Company are charged to expense as incurred.

Depreciation periods for the Company’s property and equipment are as follows:

Aircraft	25 years from manufacture date with a salvage value of 15% of original cost
Leasehold improvements	Lesser of useful life or lease term
Furniture, fixtures and equipment	3 to 5 years

Changes in the assumption of useful lives or residual values for aircraft could have a significant impact on the Company’s results of operations and financial condition.

Upon sale or retirement, the asset cost and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is recognized in income.

Where aircraft are purchased from other lessors, the Company separately recognizes on the consolidated balance sheet liabilities assumed for any advanced lease rentals, aircraft deposits and aircraft maintenance reserves.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

(i) Impairment of Aircraft

Aircraft are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indicators may include, but are not limited to, a significant change in lease terms or other significant lease restructuring, a significant decrease in market price of aircraft, a significant change in market conditions, a significant decline in air traffic, and a significant reduction in the useful life of aircraft.

If circumstances require aircraft be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that aircraft to its carrying value. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates and estimated residual or scrap values for each aircraft. We develop assumptions used in the recoverability analysis based on our knowledge of active lease contracts, current and future expectations of the global demand for a particular aircraft type, and historical experience in the aircraft leasing market and aviation industry, as well as information received from third-party industry sources.

The factors considered in estimating the undiscounted cash flows are affected by changes in future periods due to changes in contracted lease rates, economic conditions, technology and airline demand for a particular aircraft type.

If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

In monitoring the aircraft in our fleet for impairment charges, we identify those aircraft that are most susceptible to failing the recoverability assessment and monitor those aircraft more closely, which may result in more frequent recoverability assessments. The recoverability in the value of these aircraft is more sensitive to changes in contractual cash flows, future cash flow estimates and residual values or scrap values for each aircraft.

(j) Aircraft Maintenance Reserves

All of the Company’s customer leases are triple net. Under such leases, the lessee is responsible for the payment of all repair and maintenance expenses and to return the aircraft at full-life return conditions at the end of the lease term.

Many of the Company’s lease contracts require cash maintenance reserves. The Company collects maintenance reserve payments that are determined based on passage of time or usage of the aircraft measured by hours flown or cycles operated. Aircraft maintenance reserves are funded by the lessee based on the terms of the aircraft lease on a monthly basis. Such reserve funding is maintained by the Company in restricted cash accounts and used on an as-needed basis to fund required maintenance on the associated aircraft. In these leases, the Company will make a payment to the lessee to compensate the lessee for the maintenance cost incurred, up to the maximum of the amount of aircraft maintenance reserves made by the lessee during the lease term, net of previous reimbursements. These payments are made upon the lessee’s presentation of invoices evidencing the

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

completion of such maintenance. Nonrefundable maintenance reserves are recognized as additional rental income when they are forfeited by the lessee at the end of the lease. In the future, the Company may incur repair and maintenance expenses for off-lease aircraft.

In most lease contracts not requiring the payment of cash maintenance reserves, the lessee is still required to re-deliver the aircraft at full-life return conditions, i.e., in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is a full-life financial adjustment for the difference at redelivery. The Company recognizes receipts of full-life financial adjustment as additional rental income when received and payments of full-life financial adjustment as leasing expense.

For all lease contracts, any amounts of accrued maintenance liability existing at the end of a lease are released and recognized as rental income at lease termination. When an aircraft is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet and recognized as part of the net gain on disposal of aircraft.

For the years ended December 31, 2013 and 2012, respectively, the Company had not recognized any revenue in relation to cash maintenance reserves and full-life financial adjustment.

(k) Accounts Receivable

Accounts receivable consists primarily of aircraft maintenance reserves that were due but not received prior to year-end.

An allowance for doubtful accounts is recognized for past-due rentals based on management’s assessment of collectability. Management monitors all lessees with past due lease payments and discusses relevant operational and financial issues facing those lessees in order to determine an appropriate allowance for doubtful accounts. In addition, if collection is not reasonably assured, the Company will not recognize rental income for amounts due under the Company’s lease contracts and will recognize revenue for such lessees on a cash basis. As of December 31, 2013 and 2012, the Company had no such allowance.

(l) Risk and Uncertainties

In the normal course of business, the Company encounters several significant types of economic risk including credit, market, aviation industry and capital market risks. Credit risk is the risk of a lessee’s inability or unwillingness to make contractually required payments and to fulfill its other contractual obligations. Market risk reflects the change in the value of derivatives and financings due to changes in interest rate spreads or other market factors, including the value of collateral underlying derivatives and financings. Aviation industry risk is the risk of a downturn in the commercial aviation industry which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of our business or to refinance existing debt facilities.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

(m) Derivative Financial Instruments

The Company enters into derivative contracts to manage its exposure to interest rate risk. Interest rate swaps are used to minimize exposures to interest rate movement on underlying debt obligations of the Company.

Derivative instruments are recognized as other assets or other liabilities on the consolidated balance sheets at fair value with gains and losses from changes in fair values being recorded as a component of gains (losses) on derivative financial instruments in the consolidated statements of operations. As of December 31, 2013 and 2012, and for the years then ended, the Company did not apply hedge accounting to any of its derivative instruments. See note 6 for additional information.

(n) Interest Expenses

Interest expense comprises interest expense on borrowings and amortization of debt issuance costs.

(o) Capitalized Interest

The Company capitalizes interest related to progress payments made in respect of aircraft on forward order. The amount of interest capitalized is the amount of interest costs which could have been avoided in the absence of such payments for the related assets. The capitalized interest is based on the weighted average of the rates applicable to all borrowings of the Company and is recorded as an increase to the cost of an aircraft.

(p) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. While the Company believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates.

(q) Fair Value Measurements

Fair value measurements and disclosures require the use of valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities or market corroborated inputs.

Level 3: Unobservable inputs for which there is little or no market data and which require us to develop our own assumptions about how market participants price the asset or liability.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

The Company measures the fair value of certain assets on a non-recurring basis, principally our aircraft, when U.S. GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable.

The Company records aircraft at fair value when we determine the carrying value may not be recoverable. The fair value is determined through various valuation techniques utilizing significant non-observable inputs and is considered Level 3 valuations. The Company had no aircraft which were measured at fair value on a non-recurring basis as of December 31, 2013 and 2012. See note 2 (i) for additional information.

Interest rate swaps held by the Company are measured at fair value. Fair value is determined by using contractual cash flows and observable inputs comprising (as applicable) yield curves and credit spreads. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company itself and counterparty as required.

(r) Variable Interest Entities

The Company consolidates financial statements of all entities in which the Company has a controlling financial interest including the accounts of any variable interest entity (VIE) in which the Company has a controlling interest and for which the Company is the primary beneficiary.

We use judgment when deciding (a) whether an entity is subject to consolidation as a VIE, (b) who the variable interest holders are, (c) the potential expected losses and residual returns of the variable interest holders, and (d) which variable interest holder is the primary beneficiary. When determining which enterprise is the primary beneficiary, we consider (1) the entity’s purpose and design, (2) which variable interest holder has the power to direct the activities that most significantly impact the entity’s economic performance, and (3) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. When certain events occur, we reconsider whether we are the primary beneficiary of VIEs.

(s) Segment Information

The Company manages its business, analyzes and reports its results of operations on the basis of one operating segment—leasing and selling of commercial aircraft. Management uses one measure of profitability and does not segment its business for internal reporting.

(t) Earnings Per Class

The Company has reported earnings attributable to Class A and Class B LLC interests each period based on how distributions of earnings would be allocated under the LLC Agreement. In each period, a preference return is allocated to the Class A interests based on their accumulating preferred return rate and any residual loss is allocated to Class B interests as a reduction in Class B capital. Other classes of interest represent upside participation instruments that do not receive returns unless and until certain thresholds are met. In a hypothetical liquidation at book value, those classes of interest would not have received any distribution in any historical period. The Company does not report earnings per-share because it does not issue shares or units. Distributions are allocated by class of interest and individual investors receive distributions based on their percentage ownership in a class.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

	2013	2012
(in millions)
Net income (loss)	$2,738	$(151)
Less: Class A Preferential Return(a)	(12,046)	—

Loss allocable to Class B	$(9,308)	$(151)

(a)	The preferential return is calculated using the preferred yield of 8% per annum, compounded semi-annually, multiplied by the contributed capital of the Class A LLC interests.

(3) Property and Equipment, Net

Property and equipment as of December 31, 2013 and 2012 consisted of the following:

	2013	2012
Aircraft	$1,068,282	$166,599
Accumulated depreciation on aircraft	(22,621)	(7,128)
Leasehold improvements and other	790	519
Accumulated depreciation on leasehold improvements and other	(231)	(70)

	$1,046,220	$159,920

As of December 31, 2013, the Company owned four Airbus 330-200 aircraft, two Airbus 330-300 aircraft, three Boeing 777-300ER aircraft and one Airbus 321-200 aircraft. All aircraft are currently on long-term leases.

As of December 31, 2012, the Company owned two Airbus 330-200 aircraft.

During 2012, the Company sold two aircraft for total cash proceeds of approximately $13.3 million. The resulting gain of approximately $0.3 million was recognized as other income in the Consolidated Statements of Operations.

Minimum Future Rental Revenue—Lessor

Minimum noncancellable future rentals due from customers for aircraft on operating leases as of December 31, 2013 are as follows:

2014	$115,908
2015	115,908
2016	115,908
2017	115,908
2018	115,908
Thereafter	602,809

Total	$1,182,349

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

(4) Long-Term Debt

To fund acquisitions of aircraft, the Company entered into pre-delivery progress payment debt (PDP) facilities and executed credit agreements with several lenders. Long-term debt and secured obligations for the Company consisted of the following at December 31, 2013 and 2012, respectively:

	Maturity	2013	2012
Full recourse PDP facilities	2014—2015	$176,417	$57,800
Secured term loans	2021—2025	826,134	109,690

Total debt		1,002,551	167,490
Less: upfront fees on PDP facilities and secured term loans		(13,302)	—

Net debt		989,249	167,490
Less: current maturities of secured term loans		(52,435)	(8,055)
Less: current maturities of PDP facilities		(164,619)	(41,522)

Long-term debt, net of current maturities		$772,195	$117,913

Number of aircraft pledged as collateral		10	2
Net book value of aircraft pledged as collateral		$1,045,661	$159,471

Full Recourse PDP Facilities

As of December 31, 2013, the Company had in place three pre-delivery payment (PDP) facilities (December 31, 2012: 2). The total commitment value of these facilities is $176.4 million (December 31, 2012: $57.8), of which $176.4 million (December 31, 2012: $57.8) is currently drawn. These facilities are used in funding pre-delivery payments for aircraft the Company has ordered and are secured by security assignments of the buyer’s right under the related purchase agreements to purchase the aircraft which are subject to the financing. Tranches of the PDP facilities bear interest at floating rates based on 1-month LIBOR plus margins ranging from 3.0% to 4.0%. As of December 31, 2013, the Company’s current PDP facilities have been utilized to finance payments relating to nine aircraft (December 31, 2012: 3).

Secured Term Loans

The Company funds aircraft purchases through a combination of senior and subordinated term financings secured by the aircraft. Of the total secured term loans, $673.4 million (December 31, 2012: $109.7 million) is considered nonrecourse. As of December 31, 2013, 10 aircraft (December 31, 2012: 2) were financed by 9 lenders (December 31, 2012: 2). Each of these loans contains provisions that require the payment of principal and interest throughout the term of the loan. The interest rates on the senior loans are based on fixed rates between 4.70% and 5.96% and 3 month LIBOR plus a margin between 2.75% and 3.65% on the floating loans. The interest rates on the subordinated loans are based on fixed rates between 7.80% and 11.12% and 3 month LIBOR plus a margin of 5.25% for the floating rate loan.

Each of the credit facilities contains covenants and events of default that, among other things, restrict the Company’s ability to modify the established cost structure of aircraft purchases and limit the Company’s ability to borrow or become liable for additional debt. As of December 31, 2013 and 2012, the Company is in compliance with all covenants related to its credit facilities.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

Annual maturities of debt subsequent to December 31, 2013 are as follows:

2014	$217,583
2015	66,368
2016	58,075
2017	61,258
2018	64,598
Thereafter	534,669

$1,002,551

(5) Capitalized Interest

The Company may borrow funds to finance deposits on new aircraft. The Company capitalizes interest expense on such borrowings. During 2013, the Company recorded capitalized interest related to the deposits for pre-delivery payments in connection with one forward order. Interest costs incurred and capitalized during the periods ended December 31, 2013 and 2012, respectively were as follows:

	2013	2012
Interest on Borrowings	$22,803	$6,508
Less Capitalized Interest	(15,507)	(6,508)

Interest Expense	$7,296	$—

(6) Derivative Financial Instruments

The Company utilizes interest rate swap contracts to economically hedge its variable interest rate exposure on certain of its borrowings. An interest rate swap is an instrument in which two parties agree to exchange interest rate cash flows based on a specified notional amount from a floating rate to a fixed rate or from a fixed rate to a floating rate. Under the swap transactions the Company makes fixed rate payments and receives floating rate payments to convert the floating rate borrowings to fixed rate obligations to better match the fixed rate cash flows from the leasing of aircraft.

The counterparties to these agreements are highly rated financial institutions. In the event that the counterparties fail to meet the terms of the interest rate swap contracts, the Company’s exposure is limited to the interest rate differential on the notional amount at each settlement period over the life of the agreements.

Fair value of derivative financial instruments as of December 31, 2013 and 2012 is shown below:

	2013	2012	Location in Consolidated Balance Sheets
Unrealized appreciation on interest rate swaps	$1,809	$—	Deferred financing costs and other assets
Unrealized depreciation on interest rate swaps	203	—	Other liabilities

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

These amounts are shown in the table below for the years ended December 31, 2013 and 2012.

	2013	2012	Location in Consolidated Statement of Operations
Realized gains (losses) on interest rate swaps	$(2,037)	$—	Gains (losses) on derivative financial instruments
Net change in unrealized appreciation (depreciation) on interest rate swaps	1,606	—	Gains (losses) on derivative financial instruments

The table below shows the notional amounts of the Company’s outstanding derivative instruments associated with outstanding or unsettled derivative instruments as of December 31, 2013 and 2012. These amounts are considered indicative of the Company’s derivative transaction volume during each of the respective years presented.

	2013	2012
Interest rate swaps	$398,037	$—

(7) Concentration Risk

Geographic Risk

All of our rental revenue is derived from customers based in international locations, including many that operate in emerging market countries. For the years ended December 31, 2013 and 2012, our rental revenue was derived from our customers based in the following geographic regions:

	Year ended December 31, 2013			Year ended December 31, 2012
Region	Number of customers	Rental revenue	Percentage of total	Number of customers	Rental revenue	Percentage of total
Asia	5	$19,835	43%	1	$1,820	9%
Europe	1	18,744	41%	1	18,746	91%
Africa	2	7,438	16%	—	—	—

Total	8	$46,017	100%	2	$20,566	100%

In 2013, there were four customers with whom we had revenue concentrations of 10% or more. One customer accounted for $18.8 million or approximately 41% of our total rental revenue. The next largest revenue concentrations of 10% or more included a customer that accounted for $6.8 million or approximately 15% of our total rental revenue, a customer that accounted for $5.7 million or approximately 12% of total rental revenue and a customer that accounted for $5.0 million or approximately 11% of our total rental revenue.

In 2012, our largest revenue concentration was with one customer that accounted for $18.7 million or approximately 91% of our total rental revenue.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

As of December 31, 2013 and 2012, we own ten and two aircraft, respectively, that are on lease to customers. The net book value (NBV) of our aircraft on lease based on the geographic location of our customers is as follows:

	Year ended December 31, 2013			Year ended December 31, 2012
Region	Number of aircraft	NBV of aircraft on lease	Percentage of total	Number of aircraft	NBV of aircraft on lease	Percentage of total
Asia	5	$536,055	51%	—	$—	—
Europe	2	153,109	15%	2	159,471	100%
Africa	3	356,497	34%	—	—	—

Total	10	$1,045,661	100%	2	$159,471	100%

Currency Risk

The Company attempts to minimize currency and exchange risks by entering into aircraft purchase agreements, a majority of lease agreements and debt agreements with U.S. dollars as the designated payment currency.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is based principally on the collection of rental payments under its operating leases. The effective monitoring and controlling of customer credit risk is a competency of the Risk team. Creditworthiness of each new customer is assessed and the Company seeks security deposits in the form of cash or letters of credit to mitigate overall financial exposure to its lessees. The assessment process takes into account qualitative and quantitative information about the customer such as business activities, senior management team, financial fitness, resources and performance, and business risks, to the extent that this information is publicly available or otherwise disclosed to the Company.

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. Four of our long-term third-party debt instruments have floating interest rates. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for our floating rate debt. Our floating rate debt will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases. However, we seek to mitigate our floating interest rate risk on long-term debt by entering into fixed pay interest rate derivatives, as appropriate. Additionally, substantially all of our debt under our PDP Facilities is short-term. Therefore, we believe any change in LIBOR rates will not have a material impact on our results of operations.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

(8) Income Taxes

For the years ended December 31, 2013 and 2012, income from continuing operations before taxes consists of the following:

	2013	2012
U.S. operations	$13,366	$—
Foreign operations	(10,057)	—

Total	$3,309	$—

IAGH was formed as a limited liability company. For U.S. federal and state income tax purposes, any taxable profit or loss is passed through to, and reported in the income tax returns of the unit holders and no U.S. income tax provision has been recorded. The Company also owns several domestic and foreign subsidiaries. Most of our domestic subsidiaries and several of our foreign subsidiaries are classified as disregarded entities and the related activity is reported in the tax returns of IAGH. However, one of our domestic subsidiaries is a corporation subject to U.S. federal and state income taxes. In addition, the Company’s foreign subsidiaries are subject to income taxes in their respective jurisdictions but are not expected to have significant income tax liabilities in such jurisdictions. Deferred tax liabilities related to accelerated depreciation are substantially offset by deferred tax assets related to loss carry forwards and other timing differences. Therefore, the accompanying consolidated financial statements do not include a significant provision for non-U.S. income tax.

For the years ended December 31, 2013 and 2012, income tax expense attributable to income from continuing operations consists of the following:

	2013
	Current	Deferred	Total
U.S. Federal	$296	$165	$461
State and local	66	40	106
Foreign	1	3	4

Total	$363	$208	$571

2012
	Current	Deferred	Total
U.S. Federal	$—	$—	$—
State and local	—	—	—
Foreign	—	—	—

Total	$—	$—	$—

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

The total income tax expense differed from the amount computed in accordance with the statutory U.S. federal income tax rate as a result of the following:

	2013	2012
Worldwide pre-tax book income(loss)	$3,309	$(151)
Expected tax rate	35%	35%

Computed expected tax expense (benefit)	1,158	(53)
Increase (decrease) in taxes from:
Nontaxable pass-through entities	(4,201)	53
Permanent differences	20
Foreign tax rate differential	971	—
State income taxes, net of federal	69	—
Graduated tax bracket benefit	(14)
Change in valuation allowance	2,550	—
Other	18	—

Total	$571	$—

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2013 is as follows:

Deferred income tax assets:
Contingent interest accrual	$2,018
Management retention liability	846
Tax attribute carry forwards	16,345
Deferred rent expense	63

Total gross deferred income tax assets	19,272
Less valuation allowance	(2,550)

Total net deferred income tax assets	16,722

Deferred income tax liabilities:
Fixed assets	(15,869)
Overhead charges	(847)
Management fees	(76)
Prepaid expenses	(138)

Total gross deferred income tax liabilities	(16,930)

Net deferred income tax assets (liabilities)	$(208)

The valuation allowance for deferred tax assets as of December 31, 2013 was approximately $2.6 million and relates to certain foreign tax loss carry forwards. In assessing the ability to realize deferred tax assets, management considers whether it is not more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the future reversal of deferred tax liabilities, projected future income, and tax planning strategies in making this assessment. The valuation

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

allowance that was recorded is reflective of management’s judgment that certain deferred tax assets will not be realized based upon all available evidence.

As of December 31, 2013 the Company had approximately $66 million of net operating loss carry forwards in foreign jurisdictions. Such foreign net operating loss carry forwards do not have an expiration period in the applicable jurisdictions. However, since the Company does not have a history of profits, a full valuation allowance has been set established against it.

We are subject to the potential examination of our income tax returns by the Irish Revenue Commissioners, the U.S. Internal Revenue Service and other tax authorities where we file tax returns. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. While we believe we have made adequate provision for our tax obligations, it is possible that such examinations will result in additional obligations. At December 31, 2013 we did not have unrecognized tax benefits.

(9) Members’ Equity

Limited Liability Company Agreement

On February 19, 2013, the Company closed on an additional equity raise in excess of $400 million from new and existing investors, increasing the Company’s equity capital commitments to approximately $650 million. As part of this transaction, a new LLC Agreement was entered into by the new holders of investor interests, which were funds managed by Centerbridge, funds managed by Reservoir and members of the Company’s management. The new LLC agreement created one class of investor unit with different liquidation rights. The new interests created were collectively termed as Class A interests, Class B interests and Class C interests (collectively, the Investor Interests). All former Investor Interests in existence under the previous LLC Agreement were converted to the Investor Interests denoted above.

On August 1, 2013, an amendment to the new LLC Agreement was entered into by the investor unit holders, whereby the funds managed by Centerbridge and Reservoir sold an immaterial percentage of their interests to a new member of the Company’s management. This transaction did not have a material impact to the Company’s equity capital commitments.

The liquidation interests of each class of equity are defined in the LLC Agreement. Under a liquidation of the business, the Class A investor interests accrue a 8% annual cumulative preferred return on the initial investment and as additional capital is funded into the Company and are redeemed prior to any other class. If additional amounts remain after Class A interest liquidation, Class B investor interests are valued to an amount equal to their total investment dollars. Any remaining value upon liquidation after Class B liquidation is split between the Investor Interests and varies based on size of liquidation. Class D interests share in a percentage of profits in Class C Interests.

Pursuant to the LLC Agreement, Reservoir Intrepid Investors, LLC, CB-INA Acquisition, LLC, the Company’s management (each a Member and, together the Members) and the Company, we are governed by our board of managers (the Board) comprised of up to nine individuals, consisting of up to five managers designated and appointed by Reservoir (each, a Reservoir Manager), up to two managers designated and appointed by Centerbridge (each, a Centerbridge Manager), one independent manager designated and appointed by Centerbridge, subject to Reservoir’s consent, and

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

the chief executive officer of the Company. Each of the managers is entitled to cast one vote. As of December 31, 2013, the Board had eight members.

The LLC Agreement restricts certain actions by the Company without the consent of the majority of the Board, which must include one Centerbridge Manager, including but not limited to, budget increases of greater than 20% as compared with the prior year’s budget, material investments, incurrence of certain indebtedness, the sale of aircraft, transactions with affiliates and the settlement of litigation, in each case subject to certain exceptions. The LLC Agreement also provides that the Board under certain circumstances shall be obligated to enter into third-party arms’ length leases proposed by Centerbridge, if at any time the number of delivered aircraft that are not on lease exceeds 50% of all delivered aircraft plus all then-leased aircraft on order for a period of greater than six consecutive months.

Centerbridge and Reservoir contributed an aggregate amount of approximately $280 million to the Company as of the date of the LLC Agreement and committed to contribute an additional approximately $365.8 million. Members of management contributed an aggregate amount of approximately $1.4 million to the Company as of the date of the LLC Agreement and committed to contribute an additional approximately $1.8 million. The obligations of Centerbridge, Reservoir and members of management to fund certain capital calls are subject to the condition that each of Reservoir and Centerbridge funds its respective share of such capital call and certain other conditions. Each capital call shall be classified as (i) a capital call to fund budgeted costs, (ii) a capital call to fund obligations under our PDP Facilities and delivery payment obligations under our purchase agreement with Airbus or (iii) a capital call to fund acquisitions, capital expenditures or activities of the Company not covered by clauses (i) and (ii) above. Bank servicing costs and fees related to the issuance of capital calls are netted against the proceeds made available to the Company. The LLC Agreement also includes provisions with respect to restrictions on transfer of limited liability company investor interests, tag-along rights, drag-along rights, and right of the Board to cause an initial public offering, as well as certain other provisions with respect to registration rights and approval rights.

Loans to Management

In connection with the purchase of Investor Interests on February 19, 2013 by certain participating members of management (each a borrower), the Company entered into separate loan agreements with each borrower to assist financing the acquisition of Investor Interests and the related tax liability. The interest rate on each loan agreement is equal to the Applicable Federal Rate upon issuance of the loan. The respective maturity date is the earlier of a qualifying liquidity event under the terms of the retention agreement.

Each loan agreement provides that the obligation will be a personal liability of the borrower there under, with full recourse to the borrower and the borrower’s assets. Each loan must be repaid in full upon termination of the borrower’s employment with the Company. Any distribution, sale proceeds or redemption amount in respect of the borrower’s Investor Interests and any special retention bonus under the applicable employment agreement of each borrower must be applied to the loan. During the twelve months ended December 31, 2013, we loaned an aggregate amount of $1.5 million under the loan agreements to the borrowers.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

Profits Interests

In connection with the additional equity raise, Class D Interests were awarded to members of Management and were similar to the previously issued management units which constitute “profits interests” within the meaning of Internal Revenue Code Revenue Procedures 93-27 and 2001-43. Profits interests are accounted for as liabilities under ASC 718 because of features that allow the Company to repurchase awards after vesting but before the recipient has been exposed to the risks and rewards of ownership if the recipient terminates their relationship with the Company. The intrinsic value of the profits interests has been determined by estimating the payout that would be made to the holders of the award if the Company were liquidated or sold for its fair value. The fair value of the Company was determined by considering various valuation methods, including discounted flow analysis and comparisons to market indications of the fair value of comparable companies. As of December 31, 2013 and 2012 the awards had an intrinsic value of zero based on an estimate of the fair value of the Company.

Management’s vesting schedule in the newly issued Class D Interests is similar to the vesting schedule in the previously issued management units. Class D Interests are comprised of exit based and time based interests. Exit based interests vest upon qualifying transactions listed in the LLC relating to an IPO or sale of the business. Time based Interests vest in accordance with capital contributions made into the Company by its Members. The following table lays out the vesting schedule:

Percentage vested
Date of capital call	—
First anniversary	33%
Second anniversary	66%
Third anniversary	100%

As of December 31, 2013, 16% of the time-based Class D Interests were vested. In the event of a termination of the Management holder’s employment prior to completing the stipulated terms of their employment agreement, any vested and unvested Management percentage will be canceled and forfeited. As of December 31, 2013 all awards are subject to forfeiture upon termination and are therefore considered unvested for accounting purposes.

(10) Commitments and Contingencies

Purchase Obligations

We have placed multiple-year orders for Airbus aircraft with respective engines. The future commitments include our 15 remaining aircraft under purchase commitments and our one aircraft under a contract for a sale and leaseback transaction as of December 31, 2013. All aircraft acquisitions are subject to the satisfaction of customary closing conditions, and there can be no assurance that we will acquire these aircraft at these estimated purchase prices, or at all. There are no future

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

commitments subsequent to December 31, 2015. Future commitments related to the aircraft and respective engines discussed above at December 31, 2013 are as follows:

2014	$1,964,800
2015	1,719,200

$3,684,000

The amount listed above for aircraft and engines represents list prices net of required deposit payments. These prices are subject to certain credits and refunds the Company may be entitled to upon taking delivery of the aircraft and engines.

Lease Obligations

Commitments for minimum rentals under the non-cancelable lease term at December 31, 2013 are as follows:

2014	$510
2015	522
2016	535
2017	453

$2,020

The amount listed above for operating leases pertain primarily to building leases for our offices in Stamford, Connecticut and Los Angeles, California. There are no commitments for minimum rentals subsequent to December 31, 2017.

(11) Fair Value Measurements

The following table presents the Company’s assets and liabilities that are measured at fair value and are categorized using the fair value hierarchy.

	As of December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Cash	$26,608	$26,608	$—	$—
Restricted cash	38,430	38,430	—	—
Interest rate swaps	1,809	—	1,809	—

Total Assets	$66,847	$65,038	$1,809	$—

Liabilities:
Interest rate swaps	$203	$—	$203	$—

Total Liabilities	$203	$—	$203	$—

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

	As of December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Cash	$7,143	$7,143	$—	$—
Restricted cash	18,736	18,736	—	—
Interest rate swaps	—	—	—	—

Total Assets	$25,879	$25,879	$—	$—

Liabilities:
Interest rate swaps	$—	$—	$—	$—

Total Liabilities	$—	$—	$—	$—

There were no transfers into or out of level 1, 2 and 3 during the period.

Financial Instruments Not Measured at Fair Value

The estimated fair value of debt financing is based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities, which would be categorized as a Level 2 measurement in the fair value hierarchy. The estimated fair value of debt financing as of December 31, 2013 was approximately $1,055.3 million compared to a book value of approximately $1,002.6 million. The estimated fair value of debt financing as of December 31, 2012 was approximately $168.0 million compared to a book value of approximately $167.5 million.

(12) Variable Interest Entities

During 2013, the Company assisted in the incorporation and ongoing management of four separate VIEs and hold purchase options over the ordinary shares in each entity, exercisable at fair value. The VIEs are primarily engaged in the business of leasing passenger aircraft on behalf of the Company. We determined that the Company was the primary beneficiary of these VIEs and consolidated the activities in the financial statements.

As of December 31, 2013, the combined assets of the VIEs consisted of 5 aircraft with a net book value of approximately $591.6 million. The combined liabilities of the VIEs related to long-term debt and current maturities of long-term debt to finance the aircraft purchases are approximately $461.0 million. The Company has also provided a guarantee for balloon payments on the third party debt in the combined amount of approximately $186.0 million. Total revenue from our consolidated VIEs was $16.5 million in 2013. Related expenses consisted primarily of depreciation expense of $6.2 million and interest expense of $5.4 million in 2013. We are required to consolidate our interests in these entities because we are deemed to be the primary beneficiary and have the power to direct the activities of the entity that most significantly affect economic performance and the obligation to absorb losses and rights to receive benefits that could potentially be significant to the entity. The assets of the VIEs can be used only to settle obligations of the VIEs. Contractually the cash flows from these aircraft must first be used to pay third-party debt holders as well as other expenses of the VIEs. Excess cash flows are available to the Company.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

(13) Related Party Transactions

Pursuant to the Administrative Services Agreement, between the IAM and Reservoir Operations, L.P. (RO), an affiliate of Reservoir, RO agreed to provide and maintain office facilities for the Management Company (so long as such facility is co-located with RO’s office facility) and furnish the Management Company with such administrative services and office supplies. During the year ended December 31, 2013, the Management Company paid an insignificant amount under the Administrative Services Agreement.

(14) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through August 5, 2014, the date the financial statements were available to be issued.

On January 29, 2014, the Company issued $300 million aggregate principal amount of senior unsecured notes. The notes have a stated coupon interest rate of 6.875% per annum payable semi-annually beginning August 15, 2014 and will mature on February 15, 2019. The Company intends to use the proceeds for general corporate purposes, including the purchase of aircraft, both for current forward orders and future growth.

During the first quarter of 2014, the Company purchased and took delivery of two aircraft. The aircraft are both on long-term leases. The purchase was funded with a combination of debt financing of $180 million and cash on hand.

On June 5, 2014, retroactive to April 20, 2014, the Company and two members of senior management entered into separation and release agreements whereby they ceased providing services as officers of the Company. Pursuant to the agreements, they will receive severance payments equal to the severance payments they would have received upon termination without cause pursuant to the terms of their employment agreements.

During the second quarter of 2014, the Company purchased and delivered four aircraft to various customers. The aircraft are on long-term leases. The purchases were funded with a combination of debt financing of $245 million and cash on hand.

In July 2014, the Company entered into two interest rate swaps of $160 million in the aggregate with the termination date in 2027 to economically hedge its variable interest rate exposure on certain of its borrowings, entered into a letter of intent to purchase one aircraft, which is on a long-term lease, and the Company purchased and delivered one aircraft, which is on a long-term lease. This purchase was funded with a combination of debt financing of $80 million and cash on hand. Additionally, the Company signed a purchase agreement with Boeing for the purchase of six aircraft for a total purchase list price of $1,980 million plus options to acquire four additional aircraft for a total purchase list price of $1,320 million and signed a term sheet with Airbus for the purchase of 15 aircraft for a total purchase list price of $4,134 million plus options to acquire five additional aircraft for a total purchase list price of $1,378 million.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(Dollars in thousands, except where noted)

(15) Corporate Reorganization

In June 2014, the Company’s board of directors approved certain corporate governance changes necessary to allow the Company to proceed with an initial public offering (“IPO”). Prior to the completion of the IPO, the Company will complete the reorganization transactions pursuant to which IAGH will become a wholly-owned, indirect subsidiary of Intrepid Aviation Limited, a newly formed holding company.

(16) Pro Forma Information (unaudited)

Pro Forma Income Taxes

The pro forma net income (loss) was computed under the assumption that the Company will reorganize from a Limited Liability Company to a Bermuda Limited Company. Prior to such reorganization, the Company is a pass through entity. However, one of our domestic subsidiaries is a corporation subject to U.S. federal and state income. The pro forma net income (loss), therefore, includes adjustments for income tax expense as if the Company had been a taxable corporation at an assumed consolidated federal and state income tax rate of         %.

Pro Forma Earnings per Share

Basic and diluted earnings per share are computed using the weighted average number of common shares outstanding during the year. For the years ended December 31, 2013 and 2012, the Company had no dilutive securities outstanding and therefore, diluted net income per share is equal to basic net income per common share for each year.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2014 and December 31, 2013

(Dollars in thousands, except where noted)

	June 30, 2014	December 31, 2013
	(Unaudited)
Assets
Current assets:
Cash	$50,802	$26,608
Accounts receivable	3,336	2,044
Other	1,001	680

Total current assets	55,139	29,332
Property and equipment, net (note 3)(a)	1,675,689	1,046,220
Other assets:
Aircraft deposits	321,836	382,173
Restricted cash	57,794	38,430
Deferred financing costs and other assets	29,241	26,623
Prepaid aircraft equipment	18,149	19,854

Total other assets	427,020	467,080

Total assets	$2,157,848	$1,542,632

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$3,056	$5,048
Accrued expenses and other current liabilities	18,357	11,681
Unearned rental revenue	8,731	4,627
Current maturities of long-term debt (note 4)	158,909	217,054
Accrued compensation and related liabilities	6,107	3,009

Total current liabilities	195,160	241,419

Long-term liabilities:
Security deposits	54,624	51,004
Aircraft maintenance reserve	39,179	29,257
Long-term debt (note 4)	1,421,735	772,195
Other liabilities	5,962	2,582

Total long-term liabilities	1,521,500	855,038

Total liabilities(a)	1,716,660	1,096,457
Commitments and contingencies (note 9)
Members’ equity:
Investor equity	484,209	484,610
Capital loans/receivables	(1,356)	(1,535)
Accumulated deficit	(41,665)	(36,900)

Total members’ equity	441,188	446,175

Total liabilities and members’ equity	$2,157,848	$1,542,632

(a)	Our consolidated property and equipment, net at June 30, 2014 include total aircraft of $1,031.7 million of certain variable interest entities (“VIEs”) that can only be used to settle the liabilities of those VIEs, which primarily include total debt of $686.3 million. See note 11 for additional information.

See accompanying notes to condensed consolidated financial statements.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Operations (Unaudited)

Six Months Ended June 30, 2014 and 2013

(Dollars in thousands, except where noted)

	June 30, 2014		June 30, 2013
Revenues:
Rental income		$73,153		$9,448

Total revenue		73,153		9,448

Operating expenses:
Selling, general and administrative expenses		11,459		6,952
Depreciation		23,182		3,491
Other operating expenses		2,041		1,955

Total operating expenses		36,682		12,398

Operating income (loss)		36,471		(2,950)

Other income (expense):
Interest expense (note 5)		(28,553)		—
Gains (losses) on derivative financial instruments		(12,292)		—
Other income (expenses)		(25)		(258)
Interest income		3		2

Total other income (expense)		(40,867)		(256)

Loss before taxes		(4,396)		(3,206)
Income tax expense (note 8)		369		—

Net loss		$(4,765)		$(3,206)

Earnings (loss) per Class (note 14)
Preferred return to Class A LLC interests		$9,429		$3,994
Loss to Class B LLC interests		(14,194)		(7,200)

Unaudited pro forma information (note 15)
Pro forma net loss:
Loss before taxes	$		$
Pro forma income tax expense

Pro forma net loss	$		$

Pro forma earnings per share: (in dollars)
Basic	$		$
Diluted

See accompanying notes to condensed consolidated financial statements

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2014 and 2013

(Dollars in thousands, except where noted)

	June 30, 2014	June 30, 2013
Net loss	$(4,765)	$(3,206)
Adjustments to reconcile net loss to net provided by operating activities:
Depreciation	23,182	3,491
Amortization of deferred financing costs	3,640	1,058
Net change in unrealized depreciation on interest rate swaps	7,567	—
Other	191	13
Changes in assets and liabilities:
Accounts receivables	(1,292)	368
Accounts payable, accrued expenses and other	22	2,262
Unearned rental revenue	4,104	46
Accrued compensation and related liabilities	719	—
Other	(3,393)	389

Net cash provided by operating activities	29,975	4,421

Cash flows from investing activities:
Net refund (payment) of aircraft deposits	(85,891)	(132,905)
Purchase of aircraft	(464,477)	(159,768)
Purchase of buyer furnished equipment	(23,385)	(22,272)
Interest capitalized	(5,367)	(4,950)
Capital expenditures	(396)	(122)

Net cash used in investing activities	(579,516)	(320,017)

Cash flows from financing activities:
Capital contributions	—	124,636
Distributions to Members, net	(221)	(85)
Proceeds from debt financing	437,363	192,599
Repayments of debt financing	(140,637)	(4,159)
Proceeds from the issuance of senior unsecured notes	300,000	—
Net funding of restricted cash deposits	(19,363)	(7,603)
Payment of debt issuance costs	(16,949)	(3,227)
Receipt of security deposits, net	3,620	19,600
Receipt of aircraft maintenance reserve	9,922	7,732

Net cash provided by financing activities	573,735	329,493

Net increase in cash	24,194	13,897
Cash at beginning of period	26,608	7,143

Cash at end of period	$50,802	$21,040

Supplemental Disclosure of Cash Flow Information
Interest payments, inclusive of capitalized interest	$23,530	$4,950

See accompanying notes to condensed consolidated financial statements.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

June 30, 2014

(Dollars in thousands, except where noted)

(1) Organization

Intrepid Aviation Group Holdings, LLC is organized as a Delaware limited liability company. For purposes of financial statement presentation, Intrepid Aviation Group Holdings, LLC and its subsidiaries are herein referred to as “the Company”, “IAGH”, “we”, or “our”. The purpose of the Company and its subsidiaries is to acquire, lease, convert, and sell commercial aircraft through wholly owned subsidiaries and our affiliated entities in which we have a controlling financial interest.

In June 2014, the Company’s board of directors approved certain corporate governance changes necessary to allow the Company to proceed with an initial public offering (“IPO”). Prior to the completion of the IPO, the Company will complete the Reorganization Transactions pursuant to which IAGH will become a wholly-owned, indirect subsidiary of Intrepid Aviation Limited, Bermuda exempted company.

(2) Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) for interim financial information and, in our opinion, reflect all adjustments, including normal recurring items, which are necessary to present fairly the results for interim period. They do not include all the information and footnote disclosures required by U.S. GAAP for complete financial statements. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2013 and 2012.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. While the Company believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates.

The Company consolidates financial statements of all entities in which we have a controlling financial interest including the accounts of any variable interest entity (VIE) in which we have a controlling interest and for which we are the primary beneficiary. We determine which enterprise is the primary beneficiary of the VIE by taking into consideration, (1) the entity’s purpose and design, (2) which variable interest holder has the power to direct the activities that most significantly affect the economic performance of the VIE, and (3) the obligation to absorb losses or the right to benefits that could potentially be significant to the VIE.

All material intercompany transactions by and among IAGH and its subsidiaries have been eliminated in consolidation.

The Company’s significant accounting policies are described in our consolidated financial statements for the year ended December 31, 2013. There have been no changes to our significant accounting policies for the six months ended June 30, 2014.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

June 30, 2014

(Dollars in thousands, except where noted)

(3) Property and Equipment, Net

Property and equipment consisted of the following at June 30, 2014 and December 31, 2013 respectively:

	June 30, 2014	December 31, 2013
Aircraft	$1,720,603	$1,068,282
Accumulated depreciation—aircraft	(45,674)	(22,621)
Leasehold improvements and other	1,120	790
Accumulated depreciation—leasehold improvements and other	(360)	(231)

	$1,675,689	$1,046,220

As of June 30, 2014, the Company owned a total of 16 aircraft, consisting of four Airbus 330-200 aircraft, six Airbus 330-300 aircraft, one Airbus 321-200, four Boeing 777-300ER aircraft and one Boeing 787-8 Dreamliner aircraft. All aircraft are currently on long-term leases.

During the six months ended June 30, 2014, the Company purchased and delivered six aircraft to various customers. The aircraft are on long-term leases. The purchases were funded with a combination of $425 million and cash on hand.

As of December 31, 2013, the Company owned a total of 10 aircraft, consisting of four Airbus 330-200 aircraft, two Airbus 330-300 aircraft, three Boeing 777-300ER aircraft and one Airbus 321-200 aircraft. All aircraft were on long-term leases.

(4) Long-Term Debt

Long-term debt consisted of the following at June 30, 2014 and December 31, 2013, respectively:

	June 30, 2014	December 31, 2013
Full recourse PDP facilities	$78,342	176,417
Secured term loans	1,221,271	826,134
Senior unsecured notes	300,000	—

Total debt	1,599,613	1,002,551
Less: upfront fees on PDP facilities, secured term loans and senior unsecured notes	(18,969)	(13,302)

Net debt	1,580,644	989,249
Less: current maturities of secured term loans	(80,567)	(52,435)
Less: current maturities of PDP facilities	(78,342)	(164,619)

Long-term debt, net of current maturities	$1,421,735	$772,195

Number of aircraft pledged as collateral	15	10
Net book value of aircraft pledged as collateral	$1,554,469	$1,045,661

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

June 30, 2014

(Dollars in thousands, except where noted)

Full Recourse PDP Facilities

As of June 30, 2014, the Company had in place three pre-delivery payment (PDP) facilities. The total commitment value of these facilities is $124.5 million, of which $78.3 million is currently drawn. These facilities are used in funding pre-delivery payments for aircraft the Company has ordered and are secured by security assignments of the buyer’s right under the related purchase agreements to purchase the aircraft which are subject to the financing. Tranches of the PDP facilities bear interest at floating rates based on 1-month LIBOR plus margins ranging from 3.0% to 4.0%. As of June 30, 2014, the Company’s current PDP facilities have been utilized to finance payments relating to four aircraft.

Secured Term Loans

The Company funds aircraft purchases through a combination of senior and subordinated term financings secured by the aircraft. Of the total secured term loans, $825.8 million is considered nonrecourse. As of June 30, 2014, 15 aircraft were financed by 17 lenders. Each of these loans contains provisions that require the payment of principal and interest throughout the term of the loan. The interest rates on the senior loans are based on fixed rates between 2.80% and 6.15% and 1-month and 3-month LIBOR plus a margin between 2.75% and 3.65% on the floating loans. The interest rates on the subordinated term loans are based on fixed rates between 7.80% and 11.12% and 3-month LIBOR plus a margin of between 4.75% and 5.25% for the floating rate loan.

Senior Unsecured Notes

On January 29, 2014, the Company issued $300 million aggregate principal amount of senior unsecured notes. The notes have a stated coupon interest rate of 6.875% per annum payable semi-annually beginning August 15, 2014 and will mature on February 15, 2019. The Company intends to use the net proceeds for general corporate purposes, including the purchase of aircraft, both from its current forward order with Airbus and for future growth.

Annual maturities of debt subsequent to June 30, 2014 are as follows:

Remainder of 2014	$94,069
2015	106,540
2016	87,279
2017	92,009
2018	96,935
Thereafter	1,122,781

$1,599,613

Several of the Company’s credit facilities contain covenants and events of default that, among other things, restricts the Company’s ability to modify the established cost structure of aircraft purchases and limits the Company’s ability to borrow or become liable for additional debt. As of June 30, 2014 and December 31, 2013, the Company is in compliance with all covenants related to its credit facilities.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

June 30, 2014

(Dollars in thousands, except where noted)

(5) Capitalized Interest

During the six months ended June 30, 2014 and 2013, the Company recorded capitalized interest related to the deposits for pre-delivery payments in connection with one forward order. Interest costs incurred and capitalized during the six months ended June 30, 2014 and 2013, respectively, were as follows:

	June 30, 2014	June 30, 2013
Interest on Borrowings	36,992	$5,869
Less Capitalized Interest	(8,439)	(5,869)

Interest Expense	$28,553	$0

(6) Derivative Financial Instruments

The Company utilizes interest rate swap contracts to economically hedge its variable interest rate exposure on certain of its borrowings. An interest rate swap is an instrument in which two parties agree to exchange interest rate cash flows based on a specified notional amount from a floating rate to a fixed rate or from a fixed rate to a floating rate. Under the swap transactions the Company makes fixed rate payments and receives floating rate payments to convert the floating rate borrowings to fixed rate obligations to better match the fixed rate cash flows from the leasing of aircraft.

The counterparties to these agreements are highly rated financial institutions. In the event that the counterparties fail to meet the terms of the interest rate swap contracts, the Company’s exposure is limited to the interest rate differential on the notional amount at each settlement period over the life of the agreements.

Fair value of derivative financial instruments as of June 30, 2014 and December 31, 2013 is shown below:

	June 30, 2014	December 31, 2013	Location in Consolidated Balance Sheets
Unrealized appreciation on interest rate swaps	$—	$1,809	Deferred financing costs and other assets
Unrealized depreciation on interest rate swaps	5,962	203	Other liabilities

These amounts are shown in the table below for the six months ended June 30, 2014 and 2013.

	June 30, 2014	June 30, 2013	Location in Consolidated Statement of Operations
Realized gains (losses) on interest rate swaps	$(4,725)	$—	Gains (losses) on derivative financial instruments
Net change in unrealized appreciation (depreciation) on interest rate swaps	(7,567)	—	Gains (losses) on derivative financial instruments

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

June 30, 2014

(Dollars in thousands, except where noted)

The table below shows the notional amounts of the Company’s outstanding derivative instruments associated with outstanding or unsettled derivative instruments as of June 30, 2014 and December 31, 2013. These amounts are considered indicative of the Company’s derivative transaction volume during each of the respective periods presented.

	June 30, 2014	December 31, 2013
Interest rate swaps	$439,922	$398,037

(7) Concentration Risk

Geographic Risk

All of our rental revenue is derived from customers based in international locations, including many that operate in emerging market countries.

Currency Risk

The Company attempts to minimize currency and exchange risks by entering into aircraft purchase agreements, a majority of lease agreements and debt agreements with U.S. dollars as the designated payment currency.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is based principally on the collection of rental payments under its operating leases. The effective monitoring and controlling of customer credit risk is a competency of the Risk team. Creditworthiness of each new customer is assessed and the Company seeks security deposits in the form of cash or letters of credit to mitigate overall financial exposure to its lessees. The assessment process takes into account qualitative and quantitative information about the customer such as business activities, senior management team, financial fitness, resources and performance, and business risks, to the extent that this information is publicly available or otherwise disclosed to the Company.

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. Four of our long-term third-party debt instruments have floating interest rates. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for our floating rate debt. Our floating rate debt will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases. However, we seek to mitigate our floating interest rate risk on long-term debt by entering into fixed pay interest rate derivatives, as appropriate. Additionally, substantially all of our debt under our PDP Facilities is short-term. Therefore, we believe any change in LIBOR rates will not have a material impact on our results of operations.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

June 30, 2014

(Dollars in thousands, except where noted)

(8) Income Taxes

IAGH was formed as a limited liability company. For U.S. federal and state income tax purposes, any taxable profit or loss is passed through to, and reported in the income tax returns of the unit holders and no domestic income tax provision has been recorded. The Company also owns several domestic and foreign subsidiaries. Most of our domestic subsidiaries and several of our foreign subsidiaries are classified as disregarded entities and the related activity is reported in the tax returns of IAGH. However, one of our domestic subsidiaries is a corporation subject to U.S. federal and state income taxes. In addition, the Company’s foreign subsidiaries are subject to non U.S. income taxes in their respective jurisdictions but are not expected to have significant income tax liabilities in such jurisdictions. Deferred tax liabilities related to accelerated depreciation are substantially offset by deferred tax assets related to carry forwards and other timing differences. Therefore, the accompanying consolidated financial statements do not include a significant provision for non-U.S. income tax.

The total income tax expense for the six months ended June 30, 2014 differed from the amount computed in accordance with the statutory U.S. federal income tax rate due to (i) the effect of non-taxable entities within the consolidated financial statement group and (ii) the effect of differences between the pre-tax book income at the U.S. statutory tax rate and the local statutory tax rates in the foreign jurisdictions.

(9) Commitments and Contingencies

Purchase Obligations

Our future commitments include the 11 remaining aircraft under the Airbus purchase commitments and 6 aircraft under the Boeing Letter of Intent as of June 30, 2014. Subsequent to June 30, 2014, the Company signed a purchase agreement with Boeing. All aircraft acquisitions are subject to the satisfaction of customary closing conditions, and there can be no assurance that we will acquire these aircraft at these estimated purchase prices, or at all.

Future commitments related to the aircraft and respective engines discussed above at June 30, 2014 are as follows:

Remainder of 2014	$836,506
2015	1,545,578
2016	659,420
2017	989,130
2018	329,130

$4,359,764

The amount listed above for aircraft and engines represents list prices net of required deposit payments. These prices are subject to certain credits and refunds the Company may be entitled to upon taking delivery of the aircraft and engines.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

June 30, 2014

(Dollars in thousands, except where noted)

(10) Fair Value Measurements

The following table presents the Company’s assets and liabilities that are measured at fair value and are categorized using the fair value hierarchy.

	As of June 30, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Cash	$50,802	$50,802	$—	$—
Restricted cash	57,794	57,794	—	—
Interest rate swaps	—	—	—	—

Total Assets	$108,596	$108,596	$—	$—

Liabilities:
Interest rate swaps	$5,962	$—	$5,962	$—

Total Liabilities	$5,962	$—	$5,962	$—

	As of December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Cash	$26,608	$26,608	$—	$—
Restricted cash	38,430	38,430	—	—
Interest rate swaps	1,809	—	1,809	—

Total Assets	$66,847	$65,038	$1,809	$—

Liabilities:
Interest rate swaps	$203	$—	$203	$—

Total Liabilities	$203	$—	$203	$—

There were no transfers into or out of Level 1, 2 and 3 during the period.

Financial Instruments Not Measured at Fair Value

The estimated fair value of debt financing is based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities, which would be categorize as a Level 2 measurement in the fair value hierarchy. The estimated fair value of debt financing as of June 30, 2014 was approximately $1,643.6 million compared to a book value of approximately $1,599.6 million. The estimated fair value of debt financing as of December 31, 2013 was approximately $1,055.3 million compared to a book value of approximately $1,002.6 million.

(11) Variable Interest Entities

During 2013, the Company assisted in the incorporation and ongoing management of four separate VIEs and holds purchase options over the ordinary shares in each entity, exercisable at fair

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

June 30, 2014

(Dollars in thousands, except where noted)

value. No additional VIEs were created during the six months ended June 30, 2014. The VIEs are primarily engaged in the business of leasing passenger aircraft on behalf of the Company. We determined that the Company was the primary beneficiary of these VIEs and consolidated the activities in the financial statements.

As of June 30, 2014 and December 31, 2013, the combined assets of the VIEs consisted of 9 aircraft with a net book value of approximately $1,031.7 million and $591.6 million, respectively. The combined liabilities of the VIEs related to long-term debt and current maturities of long-term debt to finance the aircraft purchases at both June 30, 2014 and December 31, 2013 were approximately $686.3 million and $461.0 million. The Company also provided a guarantee for balloon payments on the third party debt in the combined amount of approximately $308.5 million. Total revenue from our consolidated VIEs was $35.7 million for the six months ended June 30, 2014. Related expenses consisted primarily of depreciation expense of $12.6 million and interest expense of $10.8 million in the six months ended June 30, 2014. The assets of the VIEs can be used only to settle obligations of the VIEs. Contractually the cash flows from these aircraft must first be used to pay third-party debt holders as well as other expenses of the VIEs. Excess cash flows are available to the Company.

(12) Related Party Transactions

Pursuant to the Administrative Services Agreement, between Intrepid Aviation Management, LLC (“Management Company”) and Reservoir Operations, L.P. (“RO”), an affiliate of Reservoir, RO agreed to provide and maintain office facilities for the Management Company (so long as such facility is co-located with RO’s office facility) and furnish the Management Company with such administrative services and office supplies as it reasonably requests in writing. During the six months ended June 30, 2014, the Management Company paid an insignificant amount under the Administrative Services Agreement. There were no payments made for the six months ended June 30, 2013.

(13) Subsequent Events

The Company evaluated subsequent events from the balance sheet date through September 18, 2014, the date the financial statements were available to be issued.

In July 2014, the Company entered into two interest rate swaps of $160 million in the aggregate with the termination date in 2027 to economically hedge its variable interest rate exposure on certain of its borrowings, entered into a letter of intent to purchase one aircraft, which is on a long-term lease, and the Company purchased and delivered one aircraft, which is on a long-term lease. This purchase was funded with a combination of debt financing of $80 million and cash on hand. Additionally, the Company signed a purchase agreement with Boeing for the purchase of six aircraft for a total purchase list price of $1,980 million plus options to acquire four additional aircraft for a total purchase list price of $1,320 million and signed a memorandum of understanding with Airbus for the purchase of 15 aircraft for a total purchase list price of $4,134 million plus options to acquire five additional aircraft for a total purchase list price of $1,378 million.

On August 6, 2014, Intrepid Aviation Limited, a Bermuda exempted company formed for the sole purpose of facilitating a proposed IPO of the Company, confidentially submitted a draft registration statement on Form S-1 to the Securities and Exchange Commission.

INTREPID AVIATION GROUP HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

June 30, 2014

(Dollars in thousands, except where noted)

On August 18, 2014, the Company issued $215 million aggregate principal amount of senior unsecured notes. The notes have a stated coupon interest rate of 6.875% per annum payable semi-annually beginning February 15, 2015 and will mature on February 15, 2019.

During August and September 2014, the Company purchased and delivered an additional two aircraft from our committed orderbook and placed them on a 12-year lease and a 10-year lease, respectively. These purchases were funded with a combination of $77 million in debt and cash on hand. Also, in September, the Company purchased one Airbus 330-300 on long term lease in a trading transaction with cash on hand.

(14) Earnings Per Class

The Company has reported earnings attributable to Class A and Class B LLC interests each period based on how distributions of earnings would be allocated under the LLC Agreement. In each period, a preference return is allocated to Class A interests based on their accumulating preferred return rate and any residual loss is allocated to Class B interests as a reduction in Class B capital. Other classes of interests represent upside participation instruments that do not receive returns unless and until certain thresholds are met. In a hypothetical liquidation at book value, those classes of interest would not have received any distribution in any historical period. The Company does not report earnings per-share because it does not issue shares or units. Distributions are allocated by class of interest and individual investors receive distributions based on their percentage ownership in a class.

	June 30,
	2014	2013
(In millions)
Net income (loss)	$(4,765)	$(3,206)
Less: Class A Preferential Return(a)	(9,429)	(3,994)

Loss allocable to Class B	$(14,194)	$(7,200)

(a)	The preferential return is calculated using the preferred yield of 8% per annum, compounded semi-annually, multiplied by the contributed capital of the Class A LLC Interests.

(15) Pro Forma Information

Pro Forma Income Taxes

The pro forma net income (loss) was computed under the assumption that the Company will reorganize from a Limited Liability Company to a Bermuda Limited Company. Prior to such reorganization, the Company is a pass through entity. However, one of our domestic subsidiaries is a corporation subject to U.S. federal and state income. The pro forma net income (loss), therefore, includes adjustments for income tax expense as if the Company had been a taxable corporation at an assumed consolidated federal and state income tax rate of         %.

Pro Forma Earnings per Share

Basic and diluted earnings per share are computed using the weighted average number of common shares outstanding during the year. For the six months ended June 30, 2014 and 2013, the Company had no dilutive securities outstanding and therefore, diluted net income per share is equal to basic net income per common share for each period.

            Shares

Intrepid Aviation Limited

Common Shares

Goldman, Sachs & Co.

BofA Merrill Lynch

Deutsche Bank Securities

Jefferies

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the New York Stock Exchange fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
New York Stock Exchange initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not Intrepid may otherwise indemnify such officer or director. We will maintain a general liability insurance policy that covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

We will enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any other company or enterprise to which the person provides services at our request.

In any underwriting agreement we enter into in connection with the sale of common shares being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

(a) Common Share Issuances

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

The registrant was formed on July 29, 2014 and, until the consummation of the Reorganization Transactions (as defined under “Reorganization” in the prospectus included in this registration statement), will not have issued any securities, other than to                      upon its formation. In connection with the offering of the securities being registered hereby, the registrant will issue an aggregate of                      of its common shares in connection with its corporate reorganization, as described in “Reorganization” in the prospectus included in this registration statement. This issuance will be made in reliance upon Section 4(a)(2) of the Securities Act of 1933, as amended, and will not involve any underwriters, underwriting discounts or commissions, or any public offering. The persons and entities who will receive such securities have represented their intention to acquire these securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends will be affixed to any share certificates issued. All recipients have adequate access through their relationship with us to information about us.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

(b) Note Issuances

On January 24, 2014, Intrepid Aviation Group Holdings, LLC (“Intrepid Holdings”) and Intrepid Finance Co., a wholly owned subsidiary of Intrepid Holdings, issued $300 million in aggregate principal amount of 6.875% senior notes due 2019 (the “notes”) at an issue price of 100%. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies LLC, Goldman, Sachs & Co. and DVB Capital Markets LLC acted as initial purchasers in the offering. The initial purchasers’ discount was 2.04% of the gross proceeds received by Intrepid Holdings and Intrepid Finance Co. from the sale of the notes.

In addition, on August 18, 2014, Intrepid Holdings and Intrepid Finance Co. issued an additional $215 million in aggregate principal amount of notes under the indenture governing the outstanding $300 million in aggregate principal amount of 6.875% senior notes due 2019 at an issue price of 102%. Jefferies LLC acted as the initial purchaser in the offering. The initial purchaser’s discount was 1.50% of the gross proceeds received by Intrepid Holdings and Intrepid Finance Co. from the sale of the notes.

In each private offering, the notes were sold for cash to qualified institutional buyers in the United States pursuant to Rule 144A of the Securities Act and to persons outside the United States in compliance with Regulation S under the Securities Act. We intend to use the net proceeds for general corporate purposes, including the purchase of aircraft, both from current forward orders and from future growth.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Memorandum of Association of the Registrant (currently in effect)

3.2*	Bye-laws of the Registrant (currently in effect)

3.3*	Form of Amended and Restated Memorandum of Association of the Registrant (to be effective upon the closing of this offering)

3.4*	Form of Amended and Restated Bye-laws of the Registrant (to be effective upon the closing of this offering)

4.1*	Specimen Share Certificate evidencing the common shares

4.2*	Indenture, dated as of January 29, 2014, among Intrepid Aviation Group Holdings, LLC, Intrepid Finance Co., and Wilmington Trust, National Association, as trustee.

4.3*	First Supplemental Indenture, dated August 5, 2014, among Intrepid Aviation Group Holdings, LLC, Intrepid Finance Co., and Wilmington Trust, National Association, as trustee.

4.4*	Second Supplemental Indenture, dated August 18, 2014, among Intrepid Aviation Group Holdings, LLC, Intrepid Finance Co., and Wilmington Trust, National Association, as trustee.

5.1*	Opinion of Appleby (Bermuda) Limited

10.1*	Intrepid Aviation Limited 2014 Senior Executive Incentive Bonus Plan

10.2*	Intrepid Aviation Limited 2014 Incentive Award Plan

10.3*	Employment agreement, dated April 26, 2012, as amended February 19, 2013, between the Company and Olaf Sachau

10.4*	Third amended and restated employment agreement, dated February 19, 2013, between the Company and Frank Pray.

10.5**†	A330-200 Freighter Purchase Agreement, dated May 30, 2007, by and between Intrepid Aviation Group, LLC and Airbus S.A.S., as amended.

10.6**†	Purchase Agreement Number INL-PA-04224, dated as of July 8, 2014, by and between Intrepid Aviation Group, LLC and The Boeing Company.

10.7*	Credit Agreement, dated as of September 26, 2012 and amended and restated on April 15, 2013, among A330 PDP-2 Limited, as borrower, Bank of Utah, as security trustee, and Citibank N.A., as lender and facility agent.

10.8*	Credit Agreement, dated as of May 3, 2013, among A330 PDP-3 Limited, as borrower, and BNP Paribas S.A., as lender, facility agent and security trustee.

10.9*	Credit Agreement, dated as of July 25, 2013, among A330 PDP-4 Limited, as borrower, and DVB Bank SE, as lender, facility agent and security trustee.

10.10*	Form of Share Exchange Agreement among the Registrant, Intrepid Aviation Group Holdings, LLC and the existing unit holders of Intrepid Aviation Group Holdings, LLC.

Exhibit Number	Description of Exhibit

10.11*	Form of Indemnification Agreement between Intrepid Aviation Limited and its directors and executive officers

21.1*	List of subsidiaries

23.1	Consent of KPMG LLP

23.2*	Consent of Appleby (Bermuda) Limited (included in Exhibit 5.1)

23.3	Consent of Ascend, a Flightglobal Advisory Service, part of Reed Business Information Limited

23.4**	Consent of ICF SH&E, Inc.

23.5**	Consent of AVITAS, Inc.

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously submitted.
#	Indicates management contract or compensatory plan.
†	Portions of the exhibit are omitted pursuant to a request for confidential treatment, which portions have been provided separately to the Securities and Exchange Commission.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on this                  day of                 , 2014.

INTREPID AVIATION LIMITED

By:
Franklin Pray
Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Franklin Pray	Director (principal executive officer, financial and accounting officer)	, 2014

Franklin Pray	Authorized Representative in the United States	, 2014

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Memorandum of Association of the Registrant (currently in effect)]

3.2*	Bye-laws of the Registrant (currently in effect)

3.3*	Form of Amended and Restated Memorandum of Association of the Registrant (to be effective upon the closing of this offering)

3.4*	Form of Amended and Restated Bye-laws of the Registrant (to be effective upon the closing of this offering)

4.1*	Specimen Share Certificate evidencing the common shares

4.2*	Indenture, dated as of January 29, 2014, among Intrepid Aviation Group Holdings, LLC, Intrepid Finance Co., and Wilmington Trust, National Association, as trustee.

4.3*	First Supplemental Indenture, dated August 5, 2014, among Intrepid Aviation Group Holdings, LLC, Intrepid Finance Co., and Wilmington Trust, National Association as trustee.

4.4*	Second Supplemental Indenture, dated August 18, 2014, among Intrepid Aviation Group Holdings, LLC, Intrepid Finance Co., and Wilmington Trust, National Association, as trustee.

5.1*	Opinion of Appleby (Bermuda) Limited

10.1*	Intrepid Aviation Limited 2014 Senior Executive Incentive Bonus Plan

10.2*	Intrepid Aviation Limited 2014 Incentive Award Plan

10.3*	Employment agreement, dated April 26, 2012, as amended February 19, 2013, between the Company and Olaf Sachau

10.4*	Third amended and restated employment agreement, dated February 19, 2013, between the Company and Frank Pray.

10.5**†	A330-200 Freighter Purchase Agreement, dated May 30, 2007, by and between Intrepid Aviation Group, LLC and Airbus S.A.S, as amended.

10.6**†	Purchase Agreement Number INL-PA-04224, dated as of July 8, 2014, by and between Intrepid Aviation Group, LLC and The Boeing Company.

10.7*	Credit Agreement, dated as of September 26, 2012 and amended and restated on April 15, 2013, among A330 PDP-2 Limited, as borrower, Bank of Utah, as security trustee, and Citibank N.A., as lender and facility agent.

10.8*	Credit Agreement, dated as of May 3, 2013, among A330 PDP-3 Limited, as borrower, and BNP Paribas S.A., as lender, facility agent and security trustee.

10.9*	Credit Agreement, dated as of July 25, 2013, among A330 PDP-4 Limited, as borrower, and DVB Bank SE, as lender, facility agent and security trustee.

10.10*	Form of Share Exchange Agreement among the Registrant, Intrepid Aviation Group Holdings, LLC and the existing unit holders of Intrepid Aviation Group Holdings, LLC.

10.11*	Form of Indemnification Agreement between Intrepid Aviation Limited and its directors and executive officers

21.1*	List of subsidiaries.

Exhibit Number	Description of Exhibit

23.1	Consent of KPMG LLP

23.2*	Consent of Appleby (Bermuda) Limited (included in Exhibit 5.1)

23.3	Consent of Ascend, a Flightglobal Advisory Service, part of Reed Business Information Limited

23.4**	Consent of ICF SH&E, Inc.

23.5**	Consent of AVITAS, Inc.

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously submitted.
#	Indicates management contract or compensatory plan.
†	Portions of the exhibit are omitted pursuant to a request for confidential treatment, which portions have been provided separately to the Securities and Exchange Commission.